Form 20-F
period 2021-12-31
MeaTech 3D Ltd.
filed 2022-03-24
CIK 1828098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

5 David Fikes St., P.O. Box 4061
Rehovot 7638205 Israel
(Address of principal executive offices)

Arik Kaufman
+972-73-332-2853
info@meatech3d.com
5 David Fikes St., Rehovot 7638205 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, no par value per share	MITC	The Nasdaq Stock Market LLC

Ordinary shares, no par value per share	_____	The Nasdaq Stock Market LLC*

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, the registrant had outstanding 125,770,107 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

ii

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

•
our ability to successfully manage our planned growth, including with respect to our acquisition of Peace of Meat BV, or Peace of Meat, and any future acquisitions, joint ventures, collaborations or similar transactions;

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

[Reserved]

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

Our future capital requirements depend on many factors, including:

•	our progress with current research and development activities;

•	the number and characteristics of any products or manufacturing processes we develop or acquire;

•	the expenses associated with our marketing initiatives;

•	the timing, receipt and amount of milestone, royalty and other payments from future customers and collaborators, if any;

•	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;

•	any lawsuits related to our products or commenced against us;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company in the United States; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property claims, including litigation costs and the outcome of such litigation.

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

There is substantial doubt as to whether we can continue as a going concern.

Our consolidated financial statements as of December 31, 2021 contain an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any measurement or presentation adjustment for assets or liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception, have not generated any revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2021, totaled approximately $37 million, and we expect to continue to incur substantial losses in future periods while we continue our research and development activities.

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

We are focused on developing commercial technologies that companies can license to manufacture alternative foods without the need for animal butchery, based on rapid growing cycles. To develop our cultured meat steak technology, we are developing cellular agriculture technology, such as cell lines and approaches to working with plant-based cell-growth media in a scalable process. We are currently planning to scale up the printing process to provide us with industrial-scale capabilities. If we are unable to successfully develop our cultured meat manufacturing technologies, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

 We intend to engage in future acquisitions, joint ventures or collaborations, similar to our acquisition of Peace of Meat, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary technologies, intellectual property rights, or businesses. Any potential acquisition, joint venture or collaboration will entail numerous potential risks, including:

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

Our existing potential collaborations, or any future collaboration arrangements that we may enter into, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop and commercialize our product candidates.

We have entered into a potential collaboration with Tiv Ta’am, which is reflected in a non-binding letter of intent. Tiv Ta’am has no obligation to collaborate with us and may withdraw from the proposed collaboration at any time without any liability.

Additionally, we may enter into future collaborations under which our collaborators have provided, and may in the future provide, funding and other resources for developing and commercializing our cultured meat manufacturing technologies. We expect to enter into additional collaborations to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

•	collaborators may not perform or prioritize their obligations as expected;

•
collaborators may not pursue development and commercialization of any of our cultured meat manufacturing technologies or may elect not to continue or renew development or commercialization, changes in the collaborators’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may provide insufficient funding for the successful development or commercialization of our cultured meat manufacturing technologies;

•
collaborators could independently develop, or develop with third parties, products or technologies that compete directly or indirectly with our products or cultured meat manufacturing technologies if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•
cultured meat manufacturing technologies developed in collaborations with us may be viewed by our collaborators as competitive with their own products or technologies, which may cause collaborators to cease to devote resources to the development or commercialization of our products;

•
a collaborator with marketing and distribution rights to one or more of our products or technologies that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;

•
disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of cultured meat manufacturing technologies, may cause delays or termination of the research, development or commercialization of such technologies, may lead to additional responsibilities for us with respect to such technologies, or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•
collaborators may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•
collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of our cultured meat manufacturing technologies may be delayed, and we could be required to raise additional capital to pursue further development or commercialization of the cultured meat manufacturing technologies;

•
future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business; and

•	we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex.

If our collaborations do not result in the successful development of our products, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty or other contingent payments under the collaborations. If we do not receive the funding we expect under these agreements, our development of our cultured meat manufacturing technologies could be delayed and we may need additional resources to develop our technologies. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this report apply to the activities of our collaborators.

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

Business or economic disruptions or global health concerns, including COVID-19, may have an adverse impact on our business and results of operations.

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

Our limited manufacturing capabilities are nascent, and if we fail to effectively develop manufacturing and production capabilities, our business and operating results and our brand reputation could be harmed.

We intend to begin manufacturing certain of our culture meat products in a pilot facility. If we are unable to develop manufacturing capacity to commence cultured chicken fat production, we may not be able to expedite our market entry or develop an industrial process for cultivating and producing real meat cuts. Additionally, there is risk in our ability to effectively scale production processes, if developed, to optimize manufacturing capacity for specific products and effectively manage our supply chain requirements, which involves accurately forecasting demand for each of our products and inventory needs in order to ensure we have adequate available manufacturing capacity for each such product and to ensure we are effectively managing our inventory. Our forecasts may be based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) and adequate inventory supply in order to meet the demand for our products, which could prevent us from developing our industrial process and harm our business and prospects.

However, if we overestimate our demand and overbuild our capacity or inventory, we may have significantly underutilized assets, experience reduced margins, and have excess inventory which we may be required to write-down or write-off. If we do not accurately align our manufacturing capabilities and inventory supply with demand, if we experience disruptions or delays in our supply chain, or if we cannot obtain raw materials of sufficient quantity and quality at reasonable prices and in a timely manner, our business, financial condition and results of operations may be adversely affected.

If developed, our manufacturing and production operations will be subject to additional risks and uncertainties.

The interruption in, or the loss of operations at, our pilot facility, which may be caused by work stoppages, labor shortages, strikes or other labor unrest, production disruptions, product quality issues, local economic and political conditions, restrictive governmental actions, border closures, disease outbreaks or pandemics (such as COVID-19), the outbreak of hostilities, acts of war, terrorism, fire, earthquakes, severe weather, flooding or other natural disasters at one or more of these facilities, could delay, postpone or reduce production of some of our products, could impede our ability to develop an industrial process for cultivating and producing real meat cuts or could otherwise have an adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities at competitive prices to produce our products or meet the demand for our products.

We rely on a limited number of vendors, a portion of which are located internationally, to supply us with raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured a continued supply or pricing of raw materials. Any of our other suppliers could discontinue or seek to alter their relationship with us. We could experience similar delays in the future from any of our suppliers. Any disruption in the supply of embryonic stem cells or other raw materials would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner, on commercially reasonable terms, or at all.

In addition, our suppliers manufacture their products at a limited number of facilities. A natural disaster, severe weather, fire, power interruption, work stoppage or other calamity affecting any of these facilities, or any interruption in their operations, could negatively impact our ability to obtain required quantities of raw materials in a timely manner, or at all, which could materially increase our cost and delay our timeline, and have a material effect on our business and financial condition.

Events that adversely affect our suppliers of raw materials could impair our ability to obtain raw material inventory in the quantities at competitive prices that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations and/or shortages, strikes or other labor unrest, ability to import raw materials, product quality issues, costs, production, insurance and reputation, as well as local economic and political conditions, restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds and trade protection measures, including export/import duties and quotas and customs duties and tariffs, adverse fluctuations in foreign currency exchange rates, changes in legal or regulatory requirements, border closures, disease outbreaks or pandemics (such as COVID-19), acts of war, terrorism, natural disasters, fires, earthquakes, flooding, severe weather, agricultural diseases or other catastrophic occurrences. We continuously seek alternative sources of raw materials to use in our products, but we may not be successful in diversifying the raw materials we use in our products.

If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards.

Litigation or legal proceedings, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties or otherwise expose us to significant liabilities and have a negative impact on our reputation or business.

We operate in a constantly evolving legal and regulatory framework. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, we cannot assure you that our employees, temporary workers, contractors or agents will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. For example, in November 2020, the Israel Securities Authority, or ISA, initiated an administrative proceeding against us claiming negligent misstatement regarding certain immediate and periodic reports published by our predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech. These reports relate to Ophectra’s activities prior to establishment of the settlement fund in connection with the merger. In April 2021, following negotiations with the ISA, we agreed to settle the matter for NIS 0.7 million ($0.22 million). The settlement is subject to approval of the ISA’s Enforcement Committee.

RISKS RELATED TO OUR OPERATIONS

We expect that a small number of customers will account for a significant portion of our revenues, and the loss of one or more of these customers could adversely affect our financial condition and results of operations.

We do not expect to generate revenue in the short or medium term.  If we are able to generate revenue, we believe that we will do so through three primary streams: (i) licensing our proprietary intellectual property to customers for the purpose of commercializing our technologies, including by way of setting up and operating cultured meat production factories; (ii) brokering the supply of materials needed in the manufacturing process; and (iii) providing consulting and implementation services to customers. These streams may arise in the context of product co-development. Under this model, we initially expect to derive a significant portion of our revenues from a few customers. Our financial condition and results of operations could be adversely impacted if any one of these customers interrupt or curtail their activities, fail to pay for the services that have been performed, terminate their cultured meat operations, or if we are unable to enter into agreements with new customers on favorable terms. The loss of customers could adversely affect our financial condition and results of operations.

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

The loss of the service of employees, such as Mr. Arik Kaufman, our Chief Executive Officer, would likely delay our achievement of product development and other business objectives, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our ordinary shares to decline. Although we have employment agreements with our key employees, these employees could terminate their employment with us at any time on relatively short notice. We do not carry key man life insurance on any of our executive officers.

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

The USDA, state regulators or similar foreign regulatory authorities, such as Health Canada or the Canadian Food Inspection Agency, or CFIA, or authorities of the European Union (EU) or the EU member states (e.g., European Food Safety Authority, or EFSA), could take action to impact our ability to use the term “meat” or similar words, such as “beef”, to describe the product our bioprinters will produce. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the USDA, CFIA, EFSA or other regulators could interpret the use of the term “meat” or any similar phrase(s) to describe our cultured meat products as false or misleading or likely to create an erroneous impression regarding their composition. In the U.S., USDA will be developing new labeling requirements for foods under its jurisdiction produced through cell culture technology as noted in an Advance Notice of Proposed Rulemaking (ANPR) published in September 2021.

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

We have a growing portfolio of 14 provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and when the time comes, in various patent offices around the world, such as Israel, China, Japan, Europe, Canada, and South Korea. Three of the pending patent applications were filed through the Paris Convention Treaty, or PCT. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

At this stage, and in the future it is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products, systems and processes or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may be limited, or not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property rights’ holder, if available on commercially reasonable terms. There may also be pending patent applications that should they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, royalties, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. We are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. As permitted under the Israeli Companies Law 1999, or Companies Law, pursuant to our articles of association, the quorum for an ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, a minimum of one shareholder) instead of 33 1⁄3% of our issued share capital as otherwise required under the Nasdaq corporate governance rules. We may also adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we follow Israeli corporate governance practice instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Additionally, we follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors. For example, our board of directors currently comprises four directors, three of whom we have determined are independent, however during 2021, the majority of our board of directors was not deemed to be independent, in compliance with our home-country requirements. Accordingly, our shareholders may be afforded less protection that what is provided under the Nasdaq corporate governance rules to investors in U.S. domestic issuers. See “Item 16G. —Corporate Governance—Nasdaq Listing Rules and Home Country Practices.”

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

According to the terms of the merger, MeaTech 3D acquired all outstanding shares of MeaTech from MeaTech’s shareholders, in return for the issuance of ordinary shares to the shareholders of MeaTech, as well as non-tradable merger warrants to receive ordinary shares upon the achievement of pre-defined milestones, which were achieved in 2020 and 2021. MeaTech become MeaTech 3D’s wholly-owned subsidiary, and later changed its name to Chicken Meat-Tech Ltd. and then to MeaTech MT Ltd.

In connection with the merger, the Tel Aviv District Court for Economic Affairs approved an arrangement whereby all of Ophectra’s assets and liabilities, whether certain or contingent, at the time of the merger were irrevocably assigned to a settlement fund, or Settlement Fund, for the purpose of settling Ophectra’s pre-merger liabilities (except for Ophectra’s ownership of 14.74% of the outstanding shares of Therapin Ltd., as described below). This includes all future liabilities arising from Ophectra’s activities prior to the merger (including tax liabilities, if any), and any commitments made by Ophectra prior to the merger. We also provided the Settlement Fund approximately NIS 1.3 million (approximately $0.4 million), which we included in our public listing expenses, for the purpose of settling any of Ophectra’s debts, and bear no additional liabilities to the Settlement Fund. Anyone who believed they had a claim to Ophectra’s assets were invited to lodge their claims to the trustees. Due to the fact that two years have passed since the merger, and the fact that the Settlement Fund no longer contains any assets, its trustees are expected to instigate proceedings to wind up the Settlement Fund.

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

We temporarily maintained ownership of 14.74% of the outstanding shares of Therapin Ltd., or Therapin, a company incorporated in Israel, while considering a possible collaboration, however, in May 2020, we returned these holdings to Therapin, and agreed to convert our investment of NIS 7.25 million in Therapin into an interest-free loan, to be repaid by the latter at a rate of NIS 0.48 million per annum for ten years (NIS 4.8 million in total) plus NIS 2.45 million to be paid upon an exit event, including a public offering, or repayment of 14.74% of any distributable surplus or dividend distributed by Therapin, up to the amount of the outstanding balance, as detailed in our separation agreement with Therapin. As part of the agreement, Therapin gave us an option to convert the cash payment to equity of Therapin.

Peace of Meat Acquisition

On February 10, 2021, we consummated an agreement with all of the shareholders of Peace of Meat, a private limited liability company incorporated, organized and existing under the laws of Belgium, or Peace of Meat, to acquire all of the outstanding share capital of Peace of Meat not yet owned by us, through our wholly-owned subsidiary, MeaTech Europe BV, for total consideration of up to €16.3 million ($19.9 million). The total consideration payable by us in the acquisition consists of €7.7 million ($8.6 million), comprised of €4.1 million ($5.1 million) in cash and 4,070,766 of our ordinary shares, with a fair value of €3.6 million ($4.4 million), paid on the closing date, and up to an additional €7.6 million ($8.3 million) payable in a combination of €4.0 million ($4.4 million) in cash and 4,070,766 of our ordinary shares in the amount of €3.6 million ($3.9 million), upon the achievement of four defined milestones related to Peace of Meat’s biomass and bioreactor size, density, capacity and production. The acquisition agreement specified that each milestone must be reached within a six-month period, over a total of two years, which can be extended by up to nine additional months under circumstances set forth in the acquisition agreement. The agreement also includes acceleration events, such as breach of the acquisition agreement by us; certain merger, consolidation or acquisition transactions involving us; our delisting; and the termination of employment of two or more of the founders of Peace of Meat during the milestone period under circumstances set forth in the acquisition agreement. As of the date hereof, Peace of Meat had fully achieved the first two such milestones. We do not provision liabilities for future milestones before their achievement.

Peace of Meat was established in Belgium in 2019 and is developing cultured avian fat directly from animal cells without the need to grow or kill animals. In 2020, Peace of Meat was awarded a subsidy of approximately $1.33 million from the Flemish government, of which $0.5 million has been received, and has received approximately $1 million in private investments. We bought Peace of Meat for approximately $20 million in a cash- and equity-based milestone deal. We believe that the innovative technology of Peace of Meat has the potential to support an industrial process for the production of cultured avian fat. Peace of Meat has entered into a number of scientific and commercial collaborations, is in the process of positioning itself as a future B2B provider with the potential to cover the entire value chain and to accelerate research and production processes in the industry, and has conducted taste tests for hybrid products that it has developed. It intends to open a pilot plant in Belgium in 2023.

B. Business Overview

Overview

We are an international deep-tech food company that initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “MITC”. We maintain facilities in Rehovot, Israel and Antwerp, Belgium and are in the process of expanding activities to California, USA. We believe that cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

We aim to provide an alternative to industrialized animal farming that reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. By adopting a modular factory design, we expect to be able to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts.

We are developing cultivated meat technologies, including three-dimensional printing technology, together with biotechnology processes and customizable manufacturing processes in order to manufacture cultivated meat that does not require animal slaughter. We are developing a novel, proprietary three-dimensional bioprinter to deposit layers of differentiated stem cells, scaffolding, and cell nutrients in a three-dimensional form of structured cultured meat. We believe the cultured meat production processes we are developing, which are designed to offer our eventual customers an alternative to industrial slaughter, have the potential to improve the quality of the environment, shorten global food supply chains, and reduce the likelihood of health hazards such as zoonotic diseases transferred from animals to humans (including viruses, such as virulent avian influenza and COVID-19, and drug-resistant bacterial pathogens, such as some strains of salmonella).

In December 2021, we announced that we had successfully three-dimensionally printed a 3.67 oz cultivated steak, primarily composed of cultivated real fat and muscle tissues. While cultivated meat companies have made some progress developing unstructured alternative meat products, such as minced meat and sausage, to the best of our knowledge, the industry has struggled in developing high-margin, high-value structured and cultured meat products such as steak. Unlike minced meat, a cultured meat steak product has to grow in fibers and contain connective tissues and fat. To be adopted by diners, we believe cultured steaks will need to be meticulously engineered to look and smell like conventional meat, both before and after cooking, and to taste and feel like meat to the diner. We believe that we are the first company to be developing both a proprietary bioprinter and the related processes for growing cultivated meat to focus on what we believe is a high value sector of the alternative protein market.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher Guy Oseary and Effie Epstein, which recently partnered with MeaTech to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values, from fields as diverse as tissue engineering, industrial stem cell growth, and printer and print materials development.

Cultivated Meat Industry and Market Opportunity

Protein is a necessary staple for healthy nutrition. The growth in recent years of both the human population and global wealth is driving a decades-long trend of accelerating demand for meat. The demand for protein products has consistently risen in recent decades and is expected to continue to do so. The rising growth of demand for farm animals for the food industry has created significant environmental, health, financial and ethical challenges.

According to Statista the value of the global meat sector was estimated at $838 billion in 2020, and was forecast to increase to $1,157 billion by 2025. According to market research firm Fortune Business Insights, the global meat substitute market was estimated at $5.4 billion in 2021 and is expected to grow to $10.8 billion by 2028. According to Facts and Factors Market Research, the cultivated meat category alone is expected to reach $248 million by 2026, with an annual growth rate of approximately 16%. With regard to the longer term, Barclays predicted in November 2021 that by 2040, 20% of the demand for meat globally will be provided by cultivated meat – a $450 billion market opportunity.

The meat industry is showing strong interest in the alternative protein space, both in plant-based and cell-based proteins. There are several drivers underlying the strong engagement with alternative proteins. We believe consumers are looking for less harmful protein sources, with approaches such as flexitarianism already an established middle path between vegetarian diets and those heavy in animal proteins, such as the paleo diet. Many meat processors have experienced the worst of the COVID-19 pandemic outbreaks and are seeking to minimize human involvement in the manufacturing process. To that end, retailers such as Costco and Walmart are increasingly opening their own meat processing facilities on which they can rely exclusively.

Limitations of Conventional Meat Production

In addition to questions about whether conventional meat production can adequately provide for the growing global population, conventional meat production raises serious environmental issues.  According to the United Nations, 8% of the world's freshwater is used for raising livestock for meat and leather. At least 18% of the greenhouse gases entering the atmosphere are from the livestock industry. 26% of the planet's ice-free land is used for livestock grazing and 33% of croplands are used for animal feed.  With regard to treatment of animals in conventional meat production, approximately More than 70 billion animals are slaughtered annually with steady increases to be expected in line with increased demand for meat.

Another common consumer concern with industrial-scale animal rearing is the reliance on intensive use of antibiotics. Antibiotics are used in livestock, especially pigs and poultry, to manage animal health, and to treat or prophylactically prevent diseases such as avian flu and swine flu. Their effects on human health have not been fully resolved, with concerns including the potential growth of antibiotic-resistant diseases in meat for human consumption.

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

Insects: Insects are an environmentally-friendly source of protein, requiring significantly less land and water, and emitting significantly less greenhouse gases than large mammals raised for slaughter. In addition, they can be fed food unsuitable for livestock that would otherwise be wasted. While crickets are the most common source of edible insects, research is taking place on new insect species of value for food production, as well as methods to produce them economically at scale. Insects can be consumed in their natural state; however many cultures consider insect consumption to be taboo and many people are disgusted by the idea.  As a result, research is taking place into developing insect-based products in different forms not easily discernable as insect-based, including flour.

RECENT DEVELOPMENTS

Acquisition of Peace of Meat

In February 2021, we finalized our acquisition of Peace of Meat, a Belgian producer of cultured avian products, for up to $19.9 million in cash and equity, depending on milestone achievements. We intend to leverage Peace of Meat’s cultured avian technologies to diversify our own bovine-oriented technologies and expedite our entry into the market for plant-based meat alternatives and cultured products.

$28 million Nasdaq listing and voluntary delisting from the Tel Aviv Stock Exchange

In March 2021, we raised $28 million in an initial public offering of American Depository Shares (ADSs) on the Nasdaq Capital Market, making us the first cultured meat company to be publicly traded in the US. In August 2021, we completed the process of voluntarily delisting our ordinary shares from the Tel Aviv Stock Exchange (TASE), with our ADSs continuing to trade on the Nasdaq Capital Market. The decision was made in order to internationalize our investor and public relations efforts into the United States and globally.

Initiation of food technology development activities in Europe

In April 2021, we commenced food technology development activities through our European subsidiary, MeaTech Europe, with an initial focus on hybrid foods using Peace of Meat’s cultured fat. Hybrid foods are products composed of both plant and cultured meat ingredients that have the potential to offer a meatier experience than purely plant-based meat alternatives.

Letter of intent with Tiv Ta'am Holdings to develop and distribute cultured meat products

In July 2021, as part of our strategy, we signed a non-binding letter of intent with Tiv Ta'am, a leading food retailer and meat producer in Israel, to examine options to commercialize our products. We are unable to determine whether a binding cooperation agreement will result from negotiations, however such an agreement would be expected to include cooperation on research and the establishment of a production facility for cultivated meat products, as well as a grant of distribution and marketing rights to Tiv Ta’am (including possible exclusive rights on jointly developed products), in Israel and/or elsewhere in the world. We have also agreed to discuss expanding cooperation regarding the production and marketing of cultivated meat products in the future, with an emphasis on cultivated pork. We intend to publicize information regarding such an agreement, should it eventuate.

Manufacturing of 700g (25 oz) of cultivated fat biomass

In July 2021, Peace of Meat cultivated just over 700 grams of pure chicken fat biomass in a single production run. We believe that producing this quantity of pure cultured material in one run is a breakthrough toward potentially manufacturing cultivated chicken fat at an industrial scale.

Partnering with Ashton Kutcher and Guy Oseary of BlueSoundWaves

In October 2021, the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, partnered with us with the goal of accelerating our growth and development toward commercializing our proprietary cultured meat production technologies. BlueSoundWaves works closely with our management to advance our strategy, go-to-market activities and brand by leveraging the collective’s marketing and strategic expertise and network.

Cultivation of World’s Largest Bioprinted Steak

In December 2021, we announced that we had successfully three-dimensionally printed a 3.67 oz cultivated steak, primarily composed of cultivated real fat and muscle tissues, without using soy or pea protein. The cells used to make the steak were produced with an advanced proprietary process that starts by isolating bovine stem cells from tissue samples and multiplying them. Upon reaching sufficient cellular mass, stem cells were formulated into bio inks compatible with our proprietary 3D bioprinter. The bio-inks were printed from a digital design file of a steak structure. The printed product was placed in an incubator to mature, allowing the stem cells to differentiate into fat and muscle cells and develop into fat and muscle tissue to form our steak.

Promising results with muscle stem cell differentiation

In February 2022, we announced the successful development of a novel technology process in which muscle cells are fused into significant muscle fibers that better resemble those in whole cuts of meat. Bovine stem cells were isolated, proliferated in the lab, and differentiated into matured muscle cells with improved muscle fiber density, thickness and length. Based on these improvements, we have filed a provisional patent application with the USPTO.

Expansion of cultivated meat operation into the US to accelerate go-to-market strategy

              In March 2022, we announced that we will be opening a US office. The new space will include activities in research and development, investor relations, and business development.

THE CULTIVATED MEAT SOLUTION

We believe cultivated meat grown through cellular agriculture, which aims to produce cultivated animal proteins without the need for large-scale slaughter, has the potential to satisfy consumer desire for meat while avoiding the negative impacts of conventional meat production.  Cellular agriculture is an efficient, closely-controlled indoor agricultural process, utilizing advanced technologies with conceptual similarities to hydroponics, but used for growing meat cells, rather than fruit. Cultivated meat is grown in cell culture, rather than inside animals, applying tissue engineering practices for fat and muscle production for the purpose of human consumption. In place of animal slaughter, stem cells are removed from an animal, such as from an umbilical cord following birth, and then cultivated in vitro to form muscle fibers and fat cells. Also known as cultured meat, clean meat, in vitro meat, lab-grown meat, green meat, cell-based meat, and motherless meat, the term “cultivated meat” is the term believed to best appeal to consumers.

Cultivated meat production is an advanced technology operating as part of the wider field of cellular agriculture (growing animal cells in bioreactors), which is an emerging solution to the growing demand for alternative proteins. We are aware of a few dozen companies and institutions actively working to develop technologies and other products to meet this demand, some of whom are focused on producing red meats, while others are focused on fish and crustaceans. Some of these companies are working on culturing various types of cells, such as chicken, pork, kangaroo and foie gras. We believe this push on scaling-up cellular agriculture has the potential to offer a solution to the scale and environmental challenges confronting conventional meat production. Other alternative protein competitors are already selling plant-based meat substitutes, but to our knowledge, these companies are not focused on the production of real meat products produced with animal cells with no pea or soy ingredients.

We are engaged with experimentation to develop optimal and cost-effective cell culture media. In so doing, we are also exploring a range of types of and sources for growth factors suited to cell culture. These sources are expected to be sustainable and ethical, providing a route to enabling efficient and cost-effective processes. While many challenges remain, surveys are consistently showing consumer openness toward, and enthusiasm for, cultivated meat. According to ‘Consumer Acceptance of Cultured Meat: An Updated Review (2018–2020)’, published by researchers at the University of Bath, “the evidence suggests that, while most people see more societal benefits than personal benefits of eating cultured meat, there is a large potential market for cultured meat products in many countries around the world. Cultured meat is generally seen as more acceptable than other food technologies like GMOs, and more appealing than other alternative proteins like insects. Although it is not as broadly appealing as plant-based proteins, evidence suggests it may be more uniquely positioned to appeal to meat-lovers who are resistant to other alternative proteins, and it is more appealing to certain demographic groups".

We believe that cultivated meat could have several potential advantages over conventionally-harvested meat:

•
Environmental: At least 18% of the greenhouse gases entering the atmosphere today are from the livestock industry. Research shows that the expected environmental footprint of cultivated meat includes approximately 78% to 96% fewer greenhouse gas emissions, 99% less land use, 82% to 96% less water use, and 7% to 45% less energy use than conventionally-produced beef, lamb, pork and poultry. This suggests that the environmental consequences of switching from large-scale, factory farming to lab-grown cultivated meat could have a long-term positive impact on the environment.

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

•
Controlled Growing Environment: Another potential benefit of cultivated meat is that its growth environment is designed to be less susceptible to biological risk and disease, through standardized, tailored production methods consistent with good manufacturing practices, or GMP, that are controls to contribute to improved nutrition, health and wellbeing.

•
Alternate Use of Natural Resources: Eight percent of the world’s freshwater supply and one third of croplands are currently used to provide for livestock. The development of cultivated meat is expected to free up many of these natural resources, especially in developing economies where they are most needed.

•
Food Waste: The conventional meat industry’s largest waste management problem relates to the disposal of partially-used carcasses, which are usually buried, incinerated, rendered or composted, with attendant problems such as land, water or air pollution. Cultivated meat offers a potential solution for this problem, with only the desired cuts of meat being produced for consumption and only minimal waste product generated, with no leftover carcass.

Our Strategy

Our vision is to be a global leader in making real meat through advanced biotechnology and engineering solutions for a more sustainable world. We are committed to making the right choice of meat for end consumers simple by developing high-quality real meat that is slaughter-free, delicious, nutritious, and safer than farm-raised meat, by adopting a factory design intended to offer a sustainable solution for producing a variety of beef, chicken, and pork products, whether as raw materials or final consumer products.

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

We are designing our cellular agriculture and bioprinting processes to be modular so that customers can initiate their cultivated meat activities at scales suitable for their specific needs and to grow their activities as their needs evolve. Whether a customer wishes to manufacture cultivated fat or 3D-printed steak, each facility can be adapted to scale-out product capabilities and production volumes.

We are developing a fully automated, clean, proprietary process for cultivated meat manufacturing in a controlled, sterile environment, which is expected to significantly increase food safety. Our production facilities will not house a single animal and will contain robust integrated monitoring systems and minimal human interaction, which will greatly reduce the risk of pathogen contamination of the type claimed to have caused the COVID-19 pandemic and numerous other human health crises.

We have carefully selected personnel for our management team who possess substantial industry experience, from diverse fields including the food industry, bioprinting, tissue engineering, industrial stem cell growth, and bioprinter and print materials development. We believe this blend of talent and experience in managers who share our core values gives us the requisite insights and capabilities to execute our plan to develop technologies designed to meet demand in a scalable, profitable and sustainable way.

To achieve our mission, we intend to:

Perfect the development of our cultivated meat manufacturing technology and processes.  We intend to continue developing and refining our processes, procedures and equipment until we are in a position to commercialize our technologies, whether by manufacturing final products for consumers (B2C and B2B2C models) or ingredients for industrial use, as well as in outlicensing (B2B models). We are continuing to tackle the technological challenges involved in scaling up both our biological and printing processes to industrial-scale levels.

Commercialize our technologies for use in consumer and business markets. We intend to provide ingredients to business customers for use in consumer products, in order to help meet the growing demand for sustainable, slaughter-free cultivated meat products. For example, manufacturers of meat alternatives, such as vegetarian sausages, may choose to include our cultivated fat biomass in their products, in order to deliver the signature meaty flavors, aromas, and textures of the meat otherwise provided by the conventional meat of species such as chicken, beef and pork. We believe that this combination has the potential to unlock a new level of meat experience.

 In addition, we intend to license our production technology as well as provide associated products, such as cell lines, printheads, bioreactors and incubators, and services, such as technology implementation, training, and engineering support, whether directly or through contractors, to food processing and food retail companies.  We intend to charge our customers a production license fee, based upon the amount of meat printed. We expect that each production facility will periodically require us to provide them with our proprietary materials, such as fresh sets of starter cells, for a fee. In addition, other materials used in the production process, such as cell-culture media and additives in our bio-inks may be sourced from third parties. Whether these materials are customized for the specifics of our production processes, or ‘white-labelled’ generic materials, or proprietary materials that we have developed, we may charge a fee for restocking such materials, however we have not yet reached the stage where it would be possible to estimate to what extent this would contribute to any future revenue stream. Finally, we intend to provide paid product implementation and guidance services to our customers looking to establish cultivated meat manufacturing facilities. We expect that each facility licensing our technologies will need to deal with novel challenges and, as a result, will require the assistance of our expert knowledge in order to set up and implement the licensed technologies.

In addition, we envisage demand for our ingredients in industrial applications other than human consumption, including cosmetics, which involve the extensive use of fat, and pet food. However, our current focus remains the development of cultivated meat and its ingredients for human consumption.

Develop additional alternative proteins, such as cultivated fish, to meet growing industry demand. There are substantial technological challenges inherent in expanding our offering beyond cultivated beef, pork and avian technologies to additional alternative proteins, such as cultivated fish.  However, we believe that our experience, know-how and intellectual property portfolio form an excellent basis from which to surmount such challenges. Our first step in this direction was the 2021 acquisition of Peace of Meat, with the aim of developing avian fat for the alternative meat industry, applying proprietary technology to mimic the cellular composition of conventional poultry.

Acquire synergistic and complementary technologies and assets.  We intend to optimize our processes and diversify our product range to expand the cultivated meat technologies upon which marketable products can be based, through a combination of internal development, acquisitions and collaborations, with a view to complementing our own processes and diversifying our product range along the cultivated meat production value chain in order to introduce cultivated products to the global market as quickly as possible. See also “- Additional Technologies” below.

The Commercialization Roadmap

The following table sets forth a road map for the expected commercialization of substitutes for conventionally-farmed meat, commencing with fully-plant-based meat-like offerings that are already commercially available but lack the organoleptic properties of meat (primarily flavor, aroma, texture and color), to be followed by hybrid meat products of the type that we are developing, combining real cultivated fat with plant-based protein to offer meatier products with enhanced organoleptic properties, prior to the commercialization of fully-cultivated unstructured meat products, such as hamburgers and minced meat, and lastly fully-cultivated structured meat products, such as 3D-printed steaks.

We are focusing on developing cultivated fat biomass, primarily for the purpose of commercializing hybrid meat products in the shorter term, and developing the technologies needed for both unstructured and 3D-printed, structured, cultivated meat products.

Meat Ingredients for Hybrid and Unstructured Cultivated Products

Both we and our Belgian subsidiary, Peace of Meat, continue to develop novel, proprietary, stem-cell-based technologies to produce fat, muscle and connective tissue biomass from multiple species, such as chicken, beef and pork, without harming any animals. We are leveraging this technology, including through novel hybrid food products, to expedite market entry while we develop an industrial process for cultivating and producing real meat, including using three-dimensional bioprinting technology. The first expected application of the technology is in hybrid food products, combining plant-based protein with cultivated animal fat biomass, designed to provide meat analogues with qualities of “meatiness” (taste and texture) closer to that of conventional meat products than currently available. To this end, we have conducted a number of taste tests, where we demonstrated the potential that our cultivated fat biomass has to enhance the taste of plant-based protein products. We believe that a product comprised of as little as 10-25% of our cultivated fat biomass combined with plant-based protein has the potential to enhance meatiness. Our cultivated fat biomass is designed to be free of antibiotics, can provide enhanced fatty acid profiles, and can be tailored to provide personalized nutritional profiles.

Our fat biomass production technology relies on the use of cells derived from proprietary cell lines. These cells grow naturally in suspension, in high densities. They also proliferate continuously, are relatively large and tend to easily accumulate lipid. This quality of the cells makes them an excellent candidate for producing cultured fat, so we have used them to build a robust cell line, free of genetic modifications, which we are now attempting to upscale towards industrial production volumes. Our most advanced cell line is being built with non-GMO pluripotent stem cells that can differentiate into muscle cells and fat cells, and form connective tissue, which need fewer high-cost media components, such as growth factors, for their development, which is why these cells may have higher growth potential with lower costs than alternative technologies. We have likewise developed the process for isolating, growing and differentiating bovine stem cells into muscle fibers, fat biomass and connective tissue.

PYREX
1 PINT
18
½ LITRE
16
¾ PINT
400
14
12
300
½ PINT
¼ LITRE
8
200
6
¼ PINT
100
4
2 fl.oz
MeaTech

Single production run of chicken fat biomass.

Some of the steps which we are taking in order to keep the growth media cost low include:

•	Replacing expensive, animal-derived components in cell growth media with chemical replacements, including through in-house production;
•	Cell line optimizations, e.g. through high-throughput analyses of evolved isolates;
•	Bioprocess optimization and media recycling;
•	Upscaled growth factor production, e.g. through hollow fiber bioreactors; and
•	Long-term market optimization as a result of expected increased demand.

Structured Fully-Cultivated Meat

In addition to meat ingredients for use in hybrid meats and unstructured, cultivated meat, we are developing the technology and processes to produce cultivated meat steak at an industrial scale. We are working to achieve this by creating an end-to-end technology that combines cellular agriculture with bioprinting to produce complex meat structures. We are developing cellular agriculture technology, such as cell lines, and approaches to working with growth media to support the growth of cells such as fat and muscle cells in a scalable process, and have demonstrated an ability to differentiate stem cells into fat and muscle cells. The media will be composed of food-grade ingredients and we expect their growth factors to be similar to those produced naturally in the bodies of cattle, albeit free of fetal bovine serum, traditionally a significant component of cellular growth media that is harvested from animals. We are engaged with experimentation to develop optimal and cost-effective cell culture media, and are exploring a range of types of, and sources for, growth factors suited to cell culture. These sources are expected to be sustainable and ethical, providing a route to enabling effective and cost-effective processes. The processes we are developing are designed to allow cells of interest, following humane tissue extraction from the umbilical cord or biopsy, to be isolated, replicated, grown and maintained in vitro under controlled, laboratory conditions.

We are developing proprietary bioprinting and tissue engineering technologies to enable the design and bioprinting of three-dimensional tissues. Our goal is for the meat produced using these technologies to have an authentic texture, flavor, appearance and aroma without being limited to the precise combinations of existing meat tissue (so that fat content of the meat, for example, can be adjusted to amounts other than those occurring naturally in animals, to meet varied consumer preferences for fattier or leaner cuts of meat). We believe the novel processes we are developing have the potential to eventually be competitive with conventional manufacturing technologies for premium products, as large-scale production of meat tissues will create new lines of meat without any unnecessary animal use.

In the course of developing our technologies, we intend to develop a large-scale technology demonstration model. We have set forth below an illustration of the process we are developing that we believe, upon completion, will allow us and our customers to develop and manufacture cultivated steaks at industrial scale.

We are working on slaughter-free meat development processes, including cell proliferation and differentiation, including experiments with stem cell growth media to grow high-density stem cells based solely on compounds produced in laboratory processes.

In these experiments, we have developed stem cells able to differentiate into fat or muscle cells, allowing the building of fat tissue and muscle fibers, following on from an isolation process of specific stem cells from sources such as bovine umbilical cords or muscle tissue. While preparing our 3.67 oz. steak, these cells were nourished with nutritional compounds that we developed as a growth medium to direct their differentiation into fat tissue or muscle tissue as needed.

Cell source for cultured meat products

The process of industrial scale meat printing necessitates the isolation and development of cells able to produce both animal  muscle and fat tissues. Our proprietary cell lines are isolated from various sources harboring these properties, for example embryonic stem cells (stem cells isolated from embryos at a very early development stage), adult stem cells isolated from various adult tissues (e.g., fat and muscle tissues) and stem cells isolated from the umbilical cord immediately following birth. Each of these cells has advantages and disadvantages and their adaptation to our robust meat production process is currently being evaluated.

Bioreactors

We are using software-controlled bioreactors to foster cell proliferation. The initial growth phase leverages exponential growth of stem cells to achieve sufficient cell volumes for food production. These stem cells undergo differentiation into multiple cell types, such as muscle and fat, as well as cell maturation, where cells continue to proliferate, spread and, for printed cells, produce the extra-cellular matrix which transforms the dispersed printed cells into a whole tissue.

We are in the process of developing cell-culturing processes and protocols for use in bioreactor systems. Such bioreactor systems will enable monitoring and control of growth parameters, as well as testing and development of efficient and economical cell-growth processes in industrial breeding containers. Separate from the bioreactor development process, we have commenced development of a cell-suspension growth process. This growth process is different from cell growth on laboratory plates. We expect that the newly-developed processes may allow cell growth on a scale needed for industrial-scale meat development. We have already developed a cell-suspension growth process using chicken and beef cells, in the course of developing both structured and unstructured products.

Our Bio-Inks

Structured, three-dimensional printed products require the use of bio-inks, which are printable biological materials produced from the biomass developed in our bioreactors, as well as scaffolding inks that may be non-biological in origin. Bioinks produced differ in their differentiation potential into muscle, fat and connective tissue. In this step, our bio-inks are printed in thin layers in the desired combination, providing creative control over the steak design, in a process that maintains the ongoing viability of the bio-ink cells. As the printed layers are composed of viable cells, they are then able to join together in an incubator with the help of bonding agents that serve as a scaffold, forming three-dimensional tissues. We are in the process of optimizing the characteristics of our proprietary bio-inks, including composition, motility, viscosity, temperature, structural stability, density and jettability, or the ability to be dispersed by a printer, as well as the factors helping the cells to connect in three-dimensional tissues.

To date, we have produced and manufactured bio-inks designed to create fat and muscle cells and tissues.  We have also built and successfully tested a three-dimensional prototype digital bio-ink printer for printing cultivated meat cells, as well as supporting systems, with a view to developing industrial bio-print heads for the purpose of large-scale printing.

Proprietary Bioprinting

Bioprinting is a process of fashioning a specific type or types of native or manipulated cells configured to form the edible tissue analog, by depositing scaffolding material mixed with cells and other bio-inks using an inkjet-style printer with drop-on-demand capabilities, where inks are dispensed only where needed.

The image below depicts a potential laboratory model that we could use for the development and production of cultivated meat steaks.

Incubation
Bioreactors
Storage
Bioprinting stages
Loading

Once the tissue is bioprinted, the culture is transferred to an incubator, where, in addition to providing nutrients and other chemical and biological agents, the systems provided may physically manipulate the tissues to increase differentiation (the process by which a cell changes from one type to another) and adjust the physical properties of the extracellular matrix, or ECM. The ECM is a three-dimensional network of very large molecules, such as collagen, that provide structural and biochemical support to surrounding cells. Collagen is the ECM of a scaffold that contains nutrients, adherents, and essential growth factors for the surrounding cells, supporting the development growth of complex muscle tissues in living animal bodies. Building muscle tissues in vitro requires the development of artificial scaffolds. Plants are an obvious candidate for artificial scaffolding, as plant fiber is similar in composition to collagen fiber.

To date, we have printed several cell types, which coalesced into fat and muscle tissue grown in our laboratory. To the best of our knowledge, this is the first digital bio-ink printing of food (using a bioprinter developed in-house for industrial use) to coalesce living tissue made up of several different cells that can be derived from a live cow. We observed that the digital printer arranged the cells in space as planned, with coalescence observed both between different cells and between cells and their environment, both of which are essential for tissue formation.

Cultivated Steak Scaffolding

Growing three-dimensional meat presents a unique challenge. Typically, animal cells must remain within 200 microns of a nutrient supply in order to survive. This is little more than the width of a human hair and is known as the diffusion limit. It is the reason that cells grow along the surface of a petri dish, rather than forming vertical piles.

In the next step of the process we are developing, we intend to build a scaffold to support the growth of three-dimensional meat. A “scaffold”, or “biocompatible scaffolding”, refers to an engineered platform having a predetermined three-dimensional structure, which mimics the environment of the natural extracellular material, or ECM, provides short-term mechanical support for the tissue culture, and provides an increased surface area for cell adhesion, proliferation, migration, and differentiation, eventually leading to accelerated tissue formation. We are developing technology to allow for the formation of a composite scaffold.

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

Illustration of a contemplated cultivated meat manufacturing plant.

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

We also plan to add cell line types to expand the development of cultivated meat to other types of animals, as well as achieving market penetration in the shortest timeframe possible, thus realizing the great potential in the market. We are developing cultivated meat, both unstructured hybrid products and structured, three-dimensional printed products, with an initial emphasis on bovine and porcine cells, while our subsidiary Peace of Meat is developing cultivated avian fat, initially for use in hybrid products. We estimate that the first hybrid products based on Peace of Meat technology may enter the market as early as 2025. Beyond hybrid products, cultivated fat is expected to be a component in other fat-based products (edible and otherwise), and an integrated component in MeaTech’s printing technology. We are working to create synergy and added value to the cultivated meat market, while sustaining animal welfare and meeting the growing global demand for meat.

Sales and Distribution

We do not yet have any sales, marketing or distribution infrastructure or capabilities. In the event that we complete development of our technologies and secure adequate funding, we intend to consider commercialization collaborations, where appropriate.

We have engaged in a consulting agreement with the Adom Group, or Adom, under which Adom serves as a consultant for the development of our operations in the cultivated meat production industry, and will assist us in penetrating the markets in which Adom operates in Europe and South America. Under the agreement with Adom, we granted Adom first refusal rights for establishing a production plant using the technology that we are developing, in any or all of Israel, Poland, Argentina and Brazil. According to the terms of the agreement, should Adom induce a leading producer in the local meat industry in the target country to invest in us at least $1 million and engage with the producer to establish a production plant franchise based on our technologies, we will grant Adom and the franchisee first refusal rights for production in that target country, subject to the completion of certain fundraising milestones, by or in conjunction with Adom.

Apart from end consumers in B2C and B2B2C models of branded products, we believe that our ideal business customers will be value-added food processors and retailers that wish to benefit from cultivated meat manufacturing capabilities. We intend to provide our corporate customers with a solution to these needs in the form of highly-automated, cleaner, ‘just-in-time’ manufacturing of cultivated meat products using a repeatable, consistent manufacturing process. Our goal is for our customers to be able to streamline their meat supply chain, introduce greater manufacturing flexibility, and locate their cultivated meat production facilities closer to the point of retail or consumption.

We intend to provide our business licensees with assistance in constructing facilities to employ our proprietary technology and processes. We expect that we will need to collaborate with third parties to obtain and make available to our customers the expertise necessary to provide this assistance. In addition, we intend to procure the equipment our licensees need to deploy our proprietary technology and processes from third-party providers. Some equipment, such as piping, clean rooms, and packing and freezing equipment, are standard industry equipment and can be sourced on open markets. Other equipment such as bioreactors and our proprietary bioprinters, will need to be produced by contract manufacturers.

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

We have a growing portfolio of 14 provisional and non-provisional patent applications with the USPTO and WIPO filed through the PCT. A provisional patent application is a preliminary application, and establishes a priority date for the patenting process of inventions disclosed therein.

Our existing patent portfolio can currently be divided into two main areas:

Mechanical: covering printer components and peripherals used in the fabrication of the tissue cultures with two PCT applications filed:

The first is directed to print heads operable in a bioprinting systems for the fabrication of edible biostructures using drop-on-demand, the print heads specifically designed to accommodate bio fluids of suspended systems without causing demixing, while still delivering bio fluids with high accuracy and precision. The provisional application was filed in March 2020. Research, development and engineering of the technology is ongoing. A Go/No-go decision regarding entry to national stage is expected in September 2022.

The second is a PCT application directed to systems and methods of physically manipulating a resilient container (bladder) of bioprinted tissue culture having non-random three dimensional cell structure over 4 dimensions, namely elongation, compression, torsion and shear, to modulate the tissue and achieve the desired texture for each meat type. The PCT Application was filed in September 2020, with entry to national stage in March 2022. Research, development and engineering of the technology is ongoing.

Biological: covering initial materials used in the process and the methods for their use in the bioprinted tissues with two PCT applications and two provisional applications filed.

One PCT application is directed to methods for harvesting ICM from bovine blastocysts, the systems used to implement the methods with the disclosed compositions, are used to culture the harvested inner cell mass (ICM) for embryonic stem cells (ESC) for the formation of tissue cultivated to emulate tissues and/or organs for (non-vegan) food consumption. The PCT application was filed in January 2021 under the PCT, with publication due in July 2022.

Another pending provisional is directed to methods and compositions for the xeno-free propagation of bESC on bovine umbilical stem cells (bUCSC), derived from a bovine umbilical cord. The provisional application was filed in January 2021, and the PCT application in January 2022.

The second pending provisional application is directed to the use of plant-based lecithins and/or their components as a differentiation drivers for use in selectively promoting adipocytes differentiation by exposing MSCs post spontaneous immortalization, to the plant lecithins and/or their components for production of cultured fat ex-vivo. The Application was filed in August 2021. A Go/No Go decision concerning filing of the non-provisional application is expected in the second quarter of 2022.

Additional provisional applications are directed to spherified substrate layer, for bioprinting and myogenic differentiation enhancers.

In addition to patent applications, we maintain trade secrets covering know-how and proprietary information relating to our core technologies and make practicable efforts to protect our confidential trade secrets.  To this end, we require our employees engaged in the development of intellectual property to enter into confidentiality agreements prohibiting the disclosure of confidential information and further, require disclosure and assignment of any inventions and associated intellectual property rights that are important to our business. Additionally, we require all entering employees to represent they are not bringing in, or are using any third party’s Trade Secrets. We have also registered our name and logo as registered trademarks in the United States, and maintain ongoing rights to our domain name.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our current or future issued patents may be challenged, invalidated or circumvented. Therefore, we cannot predict the extent of claims that may be allowed or enforced against our patents, nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to engage in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable. Moreover, because of the extensive time required for clinical development and regulatory review of products we may develop, it is possible that the patent or patents on which we rely to protect such products could expire or be close to expiration by the commencement of commercialization, thereby reducing the value of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could also have a material adverse effect on us. See “Risk Factors — Risks Related to our Intellectual Property and Potential Litigation.”

Competition

We expect that demand for our cultivated meat manufacturing plants will be driven by consumer demand for alternative proteins and, more specifically, consumer acceptance of cultivated meat as the alternative protein of choice.  We believe we will compete with other cultivated meat manufacturers, alternative protein manufacturers, and the conventional meat industry as a whole.  We expect to directly compete with companies licensing know-how or otherwise enabling the establishment of cultivated meat manufacturing plants. We are aware of certain companies that have announced plans to provide their cultivated meat technology on a B2B basis, however we are not currently aware of a potential competitor focusing on complex, industrial-scale, bioprinted, high-value real meats, such as steak.

Companies such as Upside Foods and Mosa Meat are focused on producing red meats, BluNalu, Inc. on fish and Shiok Meats on crustaceans. There are different companies working on culturing varying cell types, such as chicken, pork, kangaroo and foie gras. This push on scaling-up cellular agriculture can serve as a solution to the scale and environmental challenges confronting traditional meat production. Other alternative protein competitors such as Beyond Meat and Impossible Foods, Inc. are already selling plant-based meat substitutes, but to the best of our knowledge, these companies are not focused on the production of real meat products produced with animal cells.

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

Companies Developing Cultivated Meat

The cellular agriculture meat sector is in early stages of development. The sector is currently primarily comprised of companies developing a full technology stack from developing cell lines to scaling up cellular cultivation, developing media, and researching the food technology aspects of the final product. Market dynamics have led to a large number of companies operating in this manner. We are aware of approximately 80 companies operating in the cell-based field, several of whom are developing cellular agriculture for ground-meat alternatives and appear to be progressing with their technological development. Some have indicated readiness to bring cell-based meat products to market as early as 2022 through 2023. We do not believe that any companies in this space have already developed the capability to produce industrial quantities at prices low enough to compete on a dollar-per-pound basis against conventionally-harvested meat.

A number of larger companies have begun engaging in this sector. For example, companies such as Merck & Co., Inc. and Lonza Group AG are currently investing in capabilities to accommodate the market’s desire for change in the cell culture media market. Additionally, a number of bioreactor companies are rumored to be interested in the cellular agriculture market opportunity. Over time, we expect that larger players will continue to increase their exposure to cellular meat production either by selling to, or collaborating with, the many start-ups in the space.

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

Companies Developing Structured Cultivated Meat Products

To our knowledge, there is currently no other company focused on the scaling up of three-dimensional bioprinting. However, there are companies attempting to produce steaks by means of other approaches, such as growing bovine cells including fat, muscle and connective tissue on a pre-prepared scaffold, in order to create a contiguous piece of meat, which has so far yielded steaks.

Government Regulation

Regulators around the world are in the process of developing a regulatory approval process for cultured meat. Cultured meat is not yet generally commercially available, but technologies like ours are anticipated to facilitate the imminent scaling up of cultured meat production. In general, cultured meat production is expected to be subject to extensive regulatory laws and regulations in the United States and in other jurisdictions such as Canada, Japan, the European Union and the United Kingdom. In the United States, existing food safety requirements are expected to apply. Additional details are being developed at the FDA and USDA pursuant to a Memorandum of Understanding, or MOU, published by the FDA and USDA on March 7, 2019 entitled “Formal Agreement to Regulate Cell-Cultured Food Products from Cell Lines of Livestock and Poultry.” For example, FDA anticipates publishing Draft Guidance on premarket safety oversight by December 31, 2022, and in September 2021 USDA published an Advance Notice of Proposed Rulemaking (ANPR), indicating that USDA will be developing new labeling requirements for foods under its jurisdiction produced through cell culture technology.

Under the MOU — which is expected to affect our customers producing cultured meat — the two agencies will operate under a joint regulatory framework wherein FDA will oversee cell collection, cell banks, and cell growth and differentiation. A transition from FDA to USDA oversight will then occur during the cell harvest stage, at which point the USDA will oversee the production and labeling of cultured meat. The USDA will be advancing new labeling requirements. To the best of our knowledge, the regulatory approval details under development, including the Draft Guidance on FDA premarket oversight, are not expected to apply to our business directly, but they are instructive as to the regulatory requirements our cultured meat production customers are expected to face and their expectations of us, in the form of customer assurances, regarding our product.

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

In addition to federal regulatory requirements in the United States, certain states impose their own manufacturing and labeling requirements. For example, states typically require facility registration with the relevant state food safety agency, and those facilities are subject to state inspections as well as federal inspections. Further, states can impose state-specific labeling requirements. In the U.S., USDA will be developing new labeling requirements for foods under its jurisdiction produced through cell culture technology as noted in an Advance Notice of Proposed Rulemaking (ANPR) published in September 2021.

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

C. Organizational Structure

Our subsidiaries and the countries of their incorporation are as follows:

Name	Jurisdiction of Incorporation	Parent	% Ownership
MeaTech U.S., Inc.	Delaware, U.S.	MeaTech 3D Ltd.	100%
MeaTech MT Ltd.	Israel	MeaTech 3D Ltd.	100%
MeaTech Europe BV	Belgium	MeaTech 3D Ltd.	100%
Peace of Meat BV	Belgium	MeaTech Europe BV	100%

D. Property, Plant and Equipment

Our office and laboratory are located at 5 David Fikes St., Rehovot, Israel. The laboratory and office space total approximately 18,300 square feet. The lease for this facility will expire in January 2026, although we have an option to renew it for four years, and the annual rent (including parking fees) is approximately $0.7 million, linked to the Israeli CPI.

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

For a discussion of our results of operations for the year ended December 31, 2020, including a comparison between 2020 and 2019, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” in our annual report on Form 20-F filed on April 21, 2021.

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

Research and development expenses include the following:

•	employee-related expenses, such as salaries and share-based compensation;

•	expenses relating to outsourced and contracted services, such as external laboratories and consulting, research and advisory services;

•	supply and development costs;

•	expenses, such as materials, incurred in operating our laboratories and equipment; and

•	costs associated with regulatory compliance.

We recognize research and development expenses as we incur them.

Marketing Expenses

Marketing expenses consist primarily of professional services, personnel costs, including share-based compensation related to employees, and business development, public relations and investor relations services.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, corporate costs (such as insurance), facility costs, patent application and maintenance expenses, and professional service costs, including legal, accounting, audit, finance and human resource services, and other consulting fees.

Public Listing Expenses

Based on the reverse acquisition method, the assets and liabilities of MeaTech (the acquirer for accounting purposes) were recognized in our financial statements at their book value at the date of closing of the merger in January, 2020. The acquisition consideration, in the amount of $11.4 million, was set based on the closing price of Ophectra's shares on the Tel Aviv Stock Exchange on the date of closing of the Merger, while any surplus proceeds of the acquisition over the fair value of Ophectra’s net assets (excluding its net assets that were transferred to a settlement fund as described in “- Merger” above) were recognized in profit or loss as public listing expenses in the amount of $10.2 million, that did not affect cash flow.

Finance Expenses (income), Net

Finance expenses (income), net, consisted primarily of a change in the fair value of financial instruments mandatorily measured at fair value through profit or loss, and exchange rate fluctuations.

Income Taxes

We have yet to generate taxable income. As of December 31, 2021, our operating tax loss carryforwards were approximately $18.2 million.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors.  We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Below is a summary of our results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2021	2020

Operating expenses:
Research and development expenses	$7,594	$2,491
Marketing expenses	1,628	506
General and administrative expenses	8,010	5,380
Public listing expenses	-	10,164
Loss from operations	$17,232	$18,541
Finance income	509	110
Finance expense	1,299	93

Finance expense (income), net	790	(17)
Net loss	$18,022	$18,524

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Research and development expenses

Research and development expenses increased by approximately $5.1 million, or 205%, to approximately $7.6 million for the year ended December 31, 2021, compared to $2.5 million for year ended December 31, 2020. The increase resulted mainly from payroll expenses, materials and professional services expenditures related to our cultured meat research and development operations.
The increase reflects MeaTech’s growing investment in research and development as it achieves its milestones and expands its cultured meat technology capabilities.

Marketing expenses

Marketing expenses increased by approximately $1.1 million, or 222%, to approximately $1.6 million for the year ended December 31, 2021, compared to $0.5 million for year ended December 31, 2020. The increase resulted mainly from professional services, personnel costs, including share-based compensation related to employees, and business development, public relations and investor relations services.

General and administrative expenses

General and administrative expenses increased by approximately $2.7 million, or 49%, to approximately $8.0 million for the year ended December 31, 2021, compared to approximately $5.4 million for the year ended December 31, 2020. The increase resulted mainly from personnel costs, corporate expenses, professional services (such as legal and audit fees) and operating expenditures.

Net loss

Net loss decreased by approximately $0.5 million to approximately $18.0 million for the year ended December 31, 2021, compared to $18.5 million for the year ended December 31, 2020. Net of the $10.2 million non-cash public listing expense that the Company recorded in 2020 in connection with its reverse merger into a TASE-traded shell company, the net loss increased by approximately $9.7 million, or 116%, driven mainly by increased research and development and general and administrative expenses.

Critical Accounting Policies

      We describe our significant accounting policies and estimates in Note 3 to our annual financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

•
an exemption from compliance with the Critical Audit Matters requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

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

B. Liquidity and Capital Resources

Since the commencement of our cultured meat operations, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity securities. From the inception of MeaTech through December 31, 2021, we raised an aggregate of $42.3 million in four rounds of private placements of our securities and our initial public offering of securities on Nasdaq, and $6.0 million in proceeds from option exercises. As of December 31, 2021, we had $19.2 million in cash and cash equivalents.

The table below shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2020

Net cash used in operating activities	$(13,960)	$(3,832)
Net cash used in investing activities	(9,340)	(1,875)
Net cash provided by financing activities	29,023	17,345
Net increase in cash and cash equivalents	$5,723	$11,638

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net cash used in operating activities

Net cash used in operating activities increased by $10.1 million, or 264%, to approximately $14.0 million for the year ended December 31, 2021 compared to approximately $3.8 million for the year ended December 31, 2020. This increase was due to the increase in net loss.

Net cash used in investing activities

Net cash used in investing activities increased by $7.5 million, or 398%, to approximately $9.3 million for the year ended December 31, 2021 compared to $1.9 million for the year ended December 31, 2020.  This increase was driven mainly by our investment in Peace of Meat and our acquisition of laboratory equipment and other fixed assets.

Net cash provided by financing activities

Net cash provided by financing activities increased by $11.7 million, or 67%, to approximately $29.0 million for the year ended December 31, 2021 compared to $17.3 million for the year ended December 31, 2020. This increase was driven mainly from the Company’s initial Nasdaq public offering and issuance of shares and warrants, and receipt of proceeds from the exercise of share options.

We have incurred losses and cash flow deficits from operations since the inception of MeaTech, resulting in an accumulated deficit as of December 31, 2021 of approximately $37 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs through the fourth quarter of 2022. We do not currently have any specific commitments or plans for acquisitions; to the extent we do engage in acquisitions, we will do so after ensuring that we will have sufficient funds available to meet our capital requirements, and such acquisitions are likely to affect our projected cash needs. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

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

Since inception, we have incurred significant losses and negative cash flows from operations and have an accumulated deficit of USD 37 million. We have financed our operations mainly through fundraising from various investors.

Our management expects that we will continue to generate losses and negative cash flows from operations for the foreseeable future, including as a result of material expenses such as leasing expenses (see “Item 4. —D. Property, Plant and Equipment”). Based on the projected cash flows and cash balances as of December 31, 2021, our management is of the opinion that our existing cash will be sufficient to fund operations until the fourth quarter of 2022. As a result, there is substantial doubt about our ability to continue as a going concern.

Management’s plans include continuing to secure sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unsuccessful in securing sufficient financing, we may need to cease operations.

Our financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should we fail to operate as a going concern.

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

Foreign Currency Exchange Risk

Currency fluctuations could affect us primarily through increased or decreased foreign currency-denominated expenses. Currency fluctuations had a material effect on our results of operations during the year ended December 31, 2021, although not in the year ended December 31, 2020.

C. Research and development, patents and licenses, etc.

For a description of the Company’s research and development policies for the last three years, see “Item 4.—Information on the Company—Business Overview—Intellectual Property.”

D. Trend Information

Not applicable.

E. Critical Accounting Estimates

     Critical accounting estimates are those estimates made in accordance with IFRS that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. For further information, see Note 2E to our annual consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F. Unless otherwise stated, the address of our executive officers and directors is MeaTech 3D Ltd., 5 David Fikes St., Rehovot 7638205, Israel.

Name	Age	Position

Executive Officers:
Arik Kaufman	41	Chief Executive Officer
Omri Schanin	32	Deputy Chief Executive Officer
Guy Hefer	40	Chief Financial Officer
Dan Kozlovski	37	Chief Technologies Officer
Non-Employee Directors:
Yaron Kaiser	44	Chairman of the Board of Directors
David Gerbi(1)(2)(3)	42	Director
Eli Arad(1)(2)(3)	49	Director
Sari Singer(1)(2)(3)	42	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

Executive Officers

Arik Kaufman, Chief Executive Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher Guy Oseary and Effie Epstein, which recently partnered with MeaTech to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Omri Schanin, Deputy Chief Executive Officer

Omri Schanin has served as our Chief Operating Officer and later Deputy Chief Executive Officer since October 2020, after co-founding and joining us in September 2019, and as a director between March 2021 and January 2022. Between 2018 and 2019, he was founder and CEO of Docomed, a digital health company offering better treatment through continuous pain monitoring and data collection, and co-founder and CEO of Cannova, a developer of sublingual alginate strips to supply active ingredients of the cannabis plant through the tongue into the bloodstream, between 2018 and 2019. He was previously a Merage Fellow at the University of California, Irvine. Between 2013 and 2016, he attained the rank of Major (Res.) while serving as a deputy commander of an Israeli Navy ship. He was included in the Forbes Israel 30 Under 30 list for 2021. Mr. Schanin holds B.Sc. degrees in Life Sciences and Biotechnology from the Hebrew University of Jerusalem, Israel, and Business Management and Political Science from the University of Haifa, and an MBA in Entrepreneurship and Innovation from the College of Management Academic Studies.

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

Dan Kozlovski, Chief Technologies Officer

Dan Kozlovski has served as our Chief Technologies Officer since February 2022, having previously served as our Vice President of Research & Development from August 2020 after joining us in December 2019. He specializes in R&D and product development, with expertise in three-dimensional computer-aided design. Mr. Kozlovski has more than ten years of experience working in high-technology companies in the printing market. Previously, he served as Future Platform R&D Mechanical Engineer at HP Indigo Division from June 2018 to December 2019. Mr. Kozlovski has also worked as Mechanical Team Leader at Nano Dimension from August 2015 to June 2018. Mr. Kozlovski holds a B.Sc. degree in Mechanical Engineering from Ben Gurion University of the Negev and an Executive MBA in Technology, Innovation & Entrepreneurship Management from Tel Aviv University.

Non-Executive Directors

Yaron Kaiser, Chairman of the Board of Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and currently serves as Chairperson of Wilk Technologies Ltd. Mr. Kaiser is a founding partner of the BlueSoundWaves collective, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, Israel Securities Authority and corporate governance. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Eli Arad, Director

Eli Arad has served as a director since February 2018. Mr. Arad has been CEO of real-estate and life science investors Merchavia Holdings and Investments (TASE:MRHL) since 2010. Mr. Arad has served as a director of Cleveland Diagnostics, a clinical-stage biotechnology company developing technology to improve cancer diagnostics since 2016, as well as B.G.I. Investments (1961) (TASE:BGI), since 2016. He has had leadership roles in many biomedical startup companies, and has extensive experience in all areas of financial management. Mr. Arad is a certified practicing accountant who holds a B.A. in Accounting from Ramat Gan College and an M.B.A. from the Ruppin Academic Center.

David Gerbi, Director

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co. and of consulting firm Do Finance Consulting, and serves as Chief Financial Officer of B.G.I. Investments (1961) (TASE:BGI). Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

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

B. Compensation

Aggregate Compensation of Office Holders

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2021, was approximately $1.2 million. This amount includes approximately $0.2 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include share-based compensation expenses, or business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of the date of this annual report, options to purchase 2,639,200 ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of $0.71 per share, in addition to 287,600 restricted share units.

Individual Compensation of Office Holders

The table and summary below outlines the compensation granted to our Chief Executive Officer and Chief Technology Officer, the Chairman of our board of directors, our Deputy Chief Executive Officer, our Chief Financial Officer and our then-Vice President of Research and Development (now Chief Technologies Officer), with respect to the year ended December 31, 2021. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation(4)	Total
	(USD in thousands)
Mr. Steven H. Lavin
Chairman of the Board of Directors(5)	$180	$-	$281	-	$461
Mr. Sharon Fima
Chief Executive Officer & Chief Technology Officer(6)	240	-	83	-	323
Mr. Omri Schanin
Deputy Chief Executive Officer	190	46	121	-	357
Mr. Guy Hefer
Chief Financial Officer	193	39	116	-	348
Mr. Dan Kozlovski
Vice-President, Research & Development (later Chief Technologies Officer)	$170	$48	$24	-	$242

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

(2)	Represents annual bonuses paid with respect to 2021.

(3)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2021, based on the options’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 10(B) to our annual consolidated financial statements included in this Annual Report on Form 20-F.

(4)	Represents benefits and perquisites such as car, phone and social benefits.

(5)	Mr. Levin resigned his position as Chairman on January 24, 2022.

(6)	Mr. Fima resigned as Chief Executive Officer & Chief Technology Officer on January 24, 2022.

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

      The material employment terms for Mr. Kaufman, our Chief Executive Officer, are as follows: (1) a gross annual salary of NIS 564,000 ($176,000); (2) reimbursement of annual travel expenses of up to NIS 60,000 ($19,000); (3) options to purchase 500,000 ordinary shares (currently equivalent to 50,000 ADSs), vesting over three years from the date of his appointment as Chief Executive Officer, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaufman’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (currently equivalent to $5.19 per ADS) and subject to acceleration upon termination pursuant to our sale or change in control; (4) an annual performance bonus in the aggregate amount of NIS 282,000 ($87,000), subject to his meeting certain performance milestones as determined by our Board of Directors on an annual basis; (5) termination of the employment relationship upon provision of six months’ advance notice by either party; (6) severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); and (7) social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

      The material terms for Mr. Kaiser, the Chairman of our Board of Directors, are as follows: (1) an annual fee of $150,000, to be paid in four equal quarterly installments in USD or in NIS at the then-current exchange rate, which will automatically increase by an amount equal to seven percent at the end of each year of service; (2) reimbursement of annual travel expenses of up to $18,000; (3) options to purchase 350,000 ordinary shares (currently equivalent to 35,000 ADSs), vesting over three years from the date of his appointment as Chairman, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaiser’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (currently equivalent to $5.19 per ADS) and subject to acceleration upon termination pursuant to our sale or change in control; (4) an annual bonus equal to 50% of the bonus awarded to the Chief Executive Officer in the applicable year; (5) severance pay equal to 12.5% of Mr. Kaiser’s annual fee upon the involuntary termination of his directorship, not for cause, following three to twelve months of service, or 25% following twelve or more months of service (or 50% of these amounts upon Mr. Kaiser’s resignation); and (6) other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

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

Equity Incentive Plan

In June 2018, the board of directors of Ophectra adopted our Option and RSU Allocation Plan, as amended, or the share option plan, to issue options to purchase our ordinary shares and restricted stock units to our directors, officers, employees and consultants, and those of our affiliated companies (as such term is defined under share option plan), or the Grantees. The share option plan is administered by our Board or a committee that was designated by the Board for such purpose, or the Administrator.

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

At the discretion of our Board of Directors, and subject to receipt of taxation authority approvals, we may allow Grantees to exercise their options on a cashless basis.

As of December 31, 2021, our Board of Directors had approved the issuance, under our incentive plans, of options and RSUs to purchase 9,444,145 ordinary shares at an average exercise price of $0.78 per share.

C. Board Practices

Board of Directors

Our board of directors consists of four directors, three of whom are deemed independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act, as well as the standards of the Companies Law.

Under our articles of association, our board of directors must consist of no less than three and no more than 11 directors. Pursuant to our articles of association, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

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

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “— External directors — Qualifications of external directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate discussion regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Eli Arad and David Gerbi have such expertise.

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

External Directors

The Companies Law requires a public Israeli company to have at least two external directors who meet certain independence criteria to ensure that they are unaffiliated with the company and its controlling shareholder. An external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. An external director is entitled to reimbursement of expenses and compensation as provided in the regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation from the company, directly or indirectly, during his or her term and for two years thereafter.

Pursuant to regulations promulgated under the Companies Law, as a company with shares traded on Nasdaq, we have elected no to comply with the requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors. We are still subject to the gender diversity rule under the Companies Law, which requires that if, at the time a director is to be elected or appointed, all members of the board of directors are of the same gender, the director to be appointed must be of the other gender. The conditions to the exemptions from the Companies Law requirements are that: (i) the company does not have a “controlling shareholder,” as such term is defined under the Companies Law, (ii) its shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) it comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws, including the rules of the applicable exchange, that are applicable to U.S. domestic issuers.

Committees of the Board of Directors

Our board of directors has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors.

Audit Committee

Under the Companies Law, the Exchange Act and Nasdaq Marketplace Rules, we are required to maintain an audit committee.

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

Under the Companies Law, the audit committee must consist of at least three directors who meet certain independence criteria. Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Our audit committee currently consists of Eli Arad, Sari Singer and David Gerbi. All members are independent directors as defined in the Companies Law, SEC rules and Nasdaq listing requirements. Our board of directors has determined that all members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq Marketplace Rules. Our board of directors has determined that Eli Arad and David Gerbi are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq Marketplace Rules.

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

The Companies Law stipulates that the compensation committee must consist of at least three directors who meet certain independence criteria. Under Nasdaq Marketplace Rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq Marketplace Rules relating to compensation committee members, which are different from the general test for independence of board and committee members.

Our compensation committee currently consists of Eli Arad, Sari Singer and David Gerbi. All members are independent directors as defined in the Companies Law, SEC rules and regulations, and Nasdaq Marketplace Rules.

Director Nominations

We do not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the Nasdaq Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As we do not have a standing nominating committee, we will not have a nominating committee charter in place.

Our board of directors will consider candidates for nomination who have a high level of personal and professional integrity, strong ethics and values and the ability to make mature business judgments. In general, in identifying and evaluating nominees for director, our board of directors will also consider experience in corporate management such as serving as an officer or former officer of a publicly held company, experience as a board member of another publicly held company, professional and academic experience relevant to our business, leadership skills, experience in finance and accounting or executive compensation practices, whether candidate has the time required for preparation, participation and attendance at board meetings and committee meetings, if applicable, independence and the ability to represent the best interests of our stockholders.

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof. Our current internal auditor is Mr. Daniel Spira, CPA, who is a member of the board of directors of the Institute of Internal Auditors in Israel and Chairman of its Auditing and Knesset Relations Committee.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses to the company his or her personal interest in the transaction (including any significant fact or document) a reasonable time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate bodies of the company required to provide such approval, and the methods of obtaining such approval.

The Companies Law requires that an office holder promptly disclose to the company any direct or indirect personal interest that he or she may have and all related material information or documents known to him or her relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s relatives (spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people); or

•
any company in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors or a committee authorized by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. Under specific circumstances, shareholder approval may also be required. For the approval of compensation arrangements with directors and executive officers, see “Item 6.B. Compensation—Compensation of Directors and Executive Officers.”

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee, as applicable, has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting of the board of directors or the audit committee (as applicable) and vote on the matter if a majority of the members of the board of directors or the audit committee (as applicable) have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also generally requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the issued and outstanding share capital of the company or of its voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (i) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (ii) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting.

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions

Pursuant to the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee (or the compensation committee with respect to the terms of the engagement as an office holder or employee, including insurance, indemnification and compensation), (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

Such majority determined in accordance with the majority requirement described above is hereinafter referred to as the Compensation Special Majority Requirement.

Any such transaction for which the term is more than three years must be approved in the same manner every three years, unless with respect to certain transactions as permitted by the Companies Law, the audit committee has determined that a longer term is reasonable under the circumstances. In addition, transactions with a controlling shareholder or a controlling shareholder’s relative who serves as an executive officer in a company, directly or indirectly (including through a corporation under his control), involving the receipt of services by a company or their compensation can have a term of five years from the company’s initial public offering under certain circumstances.

              The Companies Law requires that every shareholder that participates, in person or by proxy, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate generally results in the invalidation of that shareholder’s vote.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic filers, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law require us to disclose in the proxy statement for the annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated executive officers on an individual, rather than an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, and provided that shareholder approval is obtained by the Compensation Special Majority Requirement.

Executive Officers (other than the Chief Executive Officer). The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors and (iii) if such compensation arrangement is inconsistent with the company’s compensation policy, the company’s shareholders (the Compensation Special Majority Requirement). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s chief executive officer in the following order: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (the Compensation Special Majority Requirement). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if the compensation committee determines that the compensation arrangement is consistent with the company’s compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Compensation Policy

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies may be available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

As permitted under the Companies Law, our articles of association provide that we may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event:

•	financial liability that was imposed upon him in favor of another person pursuant to a judgment, including a compromise judgment or an arbitrator’s award approved by a court;

•
reasonable litigation expenses, including attorneys’ fees paid by an officeholder following an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding, and which ended without the filing of an indictment against him and without any financial obligation being imposed on him as an alternative to a criminal proceeding, or which ended without the filing of an indictment against him but with the imposition of a financial obligation as an alternative to a criminal proceeding for an offense which does not require proof of mens rea or in connection with a financial sanction;

•
reasonable litigation expenses, including attorneys’ fees paid by the officeholder or which he was required to pay by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in criminal charges from which he was acquitted, or in criminal charges in which he was convicted of an offense which does not require proof of mens rea;

•	a financial obligation imposed on the officeholder for the benefit of all of the parties damaged by the violation of an administrative proceeding;

•	expenses incurred by an officeholder in connection with an Administrative Proceeding conducted in his regard, including reasonable litigation expenses, and including attorneys’ fees;

•
expenses incurred by an officeholder in connection with a proceeding under the Antitrust Law, 5748-1988 and/or in connection with it (a “Proceeding Under the Antitrust Law”), conducted regarding him, including reasonable litigation expenses, and attorneys' fees; and

•	any other liability or expense in respect of which it is permitted or shall be permitted by Law to indemnify an officeholder.

As permitted under the Israeli Companies Law, our articles of association provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder:

•	Breach of the duty of care to the Company or to any other person;

•
Breach of the fiduciary duty to the Company, provided that the officeholder acted in good faith and had reasonable grounds to assume that his act would not adversely affect the Company’s best interests;

•	financial liability imposed upon him in favor of another person;

•	financial liability imposed on the officeholder for the benefit of all of the parties damaged by the violation of an administrative proceeding;

•	expenses incurred or to be incurred by an officer in connection with an Administrative Proceeding, including reasonable litigation expenses, and including attorneys’ fees;

•	Expenses incurred or to be incurred in connection with a proceeding under the Antitrust Law, including reasonable litigation expenses, and including attorneys’ fees; and

•	any other event in respect of which it is permitted and/or shall be permitted by Law to insure the liability of an officeholder.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this annual report, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

D. Employees

As of December 31, 2021, we had 38 employees based at our office and laboratory, then in Ness Ziona, Israel, while our Belgium-based subsidiaries had 14 employees.

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

Unless otherwise noted below, each shareholder’s address is c/o MeaTech 3D Ltd., 5 David Fikes St., Rehovot 7638205, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors and executive officers
Arik Kaufman(1)	129,170	*
Omri Schanin(2)	3,626,900	2.9%
Guy Hefer(3)	104,170	*
Dan Kozlovski(4)	83,342	*
Yaron Kaiser(5)	1,454,230	1.2%
David Gerbi(6)	12,500	*
Eli Arad(7)	12,500	*
Sari Singer	—	—

All directors and executive officers as a group (8 persons)	5,422,812	4.3%

*          Less than one percent (1%).

(1)
Consists of 87,510 ordinary shares and options to purchase 41,660 ordinary shares exercisable within 60 days of the date of this annual report, with an exercise price of $0.519. These options expire on March 16, 2026.

(2)
Consists of 3,522,730 ordinary shares and options to purchase 104,170 ordinary shares exercisable within 60 days of the date of this annual report, with an exercise price of NIS 3.49 ($1.07). These options expire on March 24, 2025.

(3)
Consists of options to purchase 104,170 ordinary shares exercisable within 60 days of the date of this annual report, with an exercise price of NIS 3.49 ($1.07). These options expire on March 24, 2025.

(4)	Consists of options to purchase 83,342 ordinary shares exercisable within 60 days of the date of this annual report, with an exercise price of NIS 1.90 ($0.58). These options expire on August 5, 2024.

(5)
Consists of 1,425,070 ordinary shares and options to purchase 29,160 ordinary shares exercisable within 60 days of the date of this annual report, with an exercise price of $0.519. These options expire on March 16, 2026.

(6)	Consists of 10,000 ordinary shares and RSUs vesting into 2,500 ordinary shares within 60 days of the date of this annual report.

(7)	Consists of 10,000 ordinary shares and RSUs vesting into 2,500 ordinary shares within 60 days of the date of this annual report.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, including ordinary shares represented by ADSs, as of the date of this Annual Report on Form 20-F, by each person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 126,529,867 ordinary shares outstanding as of the date of this Annual Report on Form 20-F.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this Annual Report on Form 20-F, there are five shareholders of record of our ordinary shares, of whom two are in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as most of the shares we have issued, including those represented by ADSs are currently recorded in the name of our ADS registrar, The Bank of New York Mellon. Based upon a review of the information provided to us by The Bank of New York Mellon, as of March 1, 2022, there were 28 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our ADSs nor is it representative of where such beneficial holders reside, since many of these ADSs were held of record by brokers or other nominees.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage
5% or greater shareholders
Shimon Cohen	9,859,120	(1)	7.8%

(1) Based on information provided to the Company on January 20, 2022 by Mr. Cohen regarding his holdings and those of companies through which he claims share ownership.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since the beginning of 2019. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

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

Private Issuances of Securities

In January 2020, following the closing of the merger between MeaTech and Ophectra, we issued former shareholders of MeaTech warrants to receive ordinary shares, including to the following related parties: (1) warrants to receive 1,036,098 ordinary shares each to Sharon Fima, then our Chief Executive Officer and Chief Technical Officer, and Omri Schanin, our Depuy Chief Executive Officer; and (2) warrants to receive 1,291,158 ordinary shares to Liran Damati, then a substantial shareholder. The warrants have no exercise price and vest upon the achievement of certain milestones (for further details, see “Item 4.—Information on the Company—History and Development of the Company”).

In May 2020, pursuant to approvals of our audit committee, board of directors and a general meeting of our shareholders: (1) we issued 1,043,846 ordinary shares and options to purchase 6,030,286 ordinary shares at an exercise price of NIS 3.36 (approximately $1.03) per share in return for a private investment of $750,000 by EL Capital Investments LLC, a company controlled by Mr. Steven Lavin, who was concurrently appointed to our board of directors as its chairman; and (2) we issued options to purchase 1,967,327 ordinary shares at an exercise price of NIS 2.49 (approximately $0.76) per share and options to purchase 1,967,328 ordinary shares at an exercise price of NIS 3.486 (approximately $1.07) to Silver Road Capital Ltd., the majority of whose shares were owned by directors at the time, Mr. Steven Lavin and Mr. Daniel Ayalon.

Engagement with BlueSoundWaves

On October 6, 2021, we entered into a services and collaboration agreement, or the Services and Collaboration Agreement, with BlueOcean Sustainability Fund, LLC, or BlueSoundWaves, pursuant to which BlueSoundWaves provides us with marketing and promotional services, strategic consulting advice, and partner and investor engagement services in the United States. As consideration for such services, BlueSoundWaves received (i) an option to purchase 6,215,770 ordinary shares, currently equal to 621,577 ADSs, and (ii) 1,243,150 of our ordinary restricted shares, currently equal to 124,315 ADSs.

BlueOcean Sustainability Management Fund LP, a Cayman partnership, and the managing partner of BlueSoundWaves holds all of the outstanding share capital of BlueOcean Kayomot Ltd., an Israeli company. Messrs. Kaufman and Kaiser are directors of BlueOcean Kayomot Ltd. and founding partners of BlueSoundWaves. Mr. Kaufman also serves as the chief executive officer of BlueOcean Kayomot Ltd. See Item 10.C for additional discussion of the Services and Collaboration Agreement.

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

In February 2021, a civil claim was lodged for which the settlement fund is a respondent, relating to Ophectra's activities prior to establishment of the settlement fund, in an amount of USD 0.8 million (NIS 2.5 million). We believe that there is a low probability of a final judgment against the settlement fund, relating to Ophectra's activities prior to establishment of the settlement fund, in an amount of $0.75 million (NIS 2.5 million). As described in “Item 4.—Information on the Company—History and Development of the Company” above, we do not bear any liability for such claims beyond the exercise value of the Therapin asset, which was the sole asset we retained from Ophectra in the merger.

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

B. Significant Changes

Since December 31, 2021, the following significant changes have occurred:

Changes in Executive Roles

In January 2022, Mr. Sharon Fima stepped down from the positions of Chief Executive Officer, Chief Technology Officer and later Director, citing the Company’s current stage of development. Messrs. Steven H. Lavin (Chairman) and Danny Ayalon also stepped down from the Board of Directors, citing the Company’s current stage of development and to pursue other ventures, and Mr. Omri Schanin stepped down from the Board of Directors and continues to serve as MeaTech’s Deputy CEO.
The Company’s Board of Directors appointed Mr. Arik Kaufman to the position of Chief Executive Officer and Mr. Yaron Kaiser to the position of Chairman of the Board of Directors.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

ADSs

The ADSs, representing our ordinary shares, have been trading on Nasdaq under the symbol “MITC” since March 12, 2021. Prior to that date, there was no public trading market for the ADSs.

 Ordinary Shares

Our ordinary shares were traded on the TASE between January 26, 2020 and August 3, 2021, when we voluntarily de-listed them from trade on the TASE. Our ordinary shares were traded under the symbol “MEAT” until March 2021, and thereafter under the symbol “MITC.” Some of our ordinary shares are traded over the counter under the symbol MTTCF.

B. Plan of Distribution

Not applicable.

C. Markets

For a description of our publicly-traded ADSs, see “Item 9.— Offer and Listing Details —ADSs.” For a description of our ordinary shares, see “Item 9.— Offer and Listing Details —Ordinary Shares.”

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

C. Material Contracts

On October 6, 2021, we entered into the Services and Collaboration Agreement with BlueSoundWaves, a sustainability focused fund led by led by Ashton Kutcher, Guy Oseary and Effie Epstein. Pursuant to the Services and Collaboration Agreement, BlueSoundWaves provides us marketing and promotional services, strategic consulting advice, and partner and investor engagement services in the United States.

As consideration for such services, BlueSoundWaves received (i) an option to purchase 6,215,770 ordinary shares, currently equal to 621,577 ADSs, and (ii) 1,243,150 of our ordinary restricted shares, currently equal to 124,315 ADSs. The exercise price per ordinary share of the ordinary share option and restricted ordinary share option is the greater of (a) the closing price per ADS on October 5, 2021 ($6.65) divided by the number of ordinary shares represented by the ADS and (b) the closing price per ADS on the day prior to the exercise of the options less a discount ranging from 25% to 75% depending on how much higher the exercise price is compared to the price determined under subsection (a) of this paragraph. The options granted pursuant to this agreement will vest over a three-year period, with one-third vesting on the first anniversary of the Services and Collaboration Agreement with the remaining amount vesting in equal quarterly installments for the remaining period. If either party provides notice to terminate the agreement, the quarterly vesting will be cancelled. A percentage of the options described above will immediately vest and be exercisable upon the occurrence of certain trading milestones, investment milestones or change of control event. We have also agreed to reimburse BlueSoundWaves its reasonable out of pocket expenses which have been previously approved.

The Services and Collaboration Agreement will remain in effect until terminated in accordance with its terms. Each party has the right to terminate upon 60 days prior written notice after the 12-month anniversary of the effective date. Either party may also terminate the Services and Collaboration Agreement upon the occurrence of a material breach which remains uncured 30 days after the breaching party has received notice of the breach. Any portion of the vested options to purchase ordinary shares or restricted ordinary shares will expire on the second anniversary of the termination of the Services and Collaboration Agreement, or otherwise expire on the 10th anniversary.

For other agreements with related parties, see “Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Taxation of our shareholders

      Capital gains

      Capital gains tax is generally imposed on the disposal of capital assets by an Israeli resident, and on the disposal of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The ITO distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is not currently subject to tax in Israel.

      Real Capital Gain accrued by individuals on the sale of our ordinary shares or ADSs will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 30%.

      Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income in 2021, a tax rate of 23% for corporations and a marginal tax rate of up to 47% for individuals, unless contrary provisions in a relevant tax treaty applies. In addition, a 3% excess tax (as discussed below) is levied on individuals whose total taxable income in Israel in 2021 exceeded NIS 647,640.

      Notwithstanding the foregoing, generally, capital gain derived from the sale of our ordinary shares or ADSs by a shareholder who is a non-Israeli resident (whether an individual or a corporation)  should be exempt from Israeli capital gain tax, provided, among others, that:(i) the ordinary shares or ADSs were purchased upon or after the listing of the securities on the stock exchange, and (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable. However, non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli entity. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares or ADSs are deemed to be business income. In addition, the sale of ordinary shares or ADSs may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Tax Treaty, or the Treaty, generally exempts U.S. residents (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset from Israeli capital gains tax in connection with such sale, exchange or disposition unless either (i) the U.S. treaty resident own, directly or indirectly, 10% or more of the Israeli resident company’s voting rights at any time within the 12-month period preceding such sale, exchange or disposition; (ii) the seller, if an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iii) the capital gain from the sale, exchange or disposition was derived through a permanent establishment of the U.S. resident in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (v) the capital gains arising from such sale, exchange or disposition is  attributed to royalties. In any such case, the sale, exchange or disposition of such shares or ADSs would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

      In some instances where our shareholders may be liable for Israeli tax on the sale of their shares or ADSs, the payment of the consideration may be subject to withholding tax in Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold tax.

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

      Dividends

      Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. Israeli resident corporations are generally exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations.

      Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the U.S.- Israel Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, for dividends not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprises (which are benefitted tax regimes under the Law for Encouragement of Capital Investments-1959) and paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% or 20% for such a United States corporate shareholder, provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the U.S.-Israel Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel.

      If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents (for purposes of the U.S.-Israel Treaty) who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes up to the amount of the taxes withheld, subject to detailed rules contained in U.S. tax law.

       A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided, inter alia, that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

      Excess Tax

      Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

      Estate and gift tax

      Israeli law presently does not impose estate or gift taxes.

Material United States federal income tax considerations

      The following discussion describes material United States federal income tax considerations relating to the acquisition, ownership, and disposition of shares or ADSs by a U.S. Holder (as defined below) that acquires our shares or ADSs and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Code, Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon is the depositary of the ADSs. Each ADS represents ten ordinary shares (or a right to receive ten ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement was filed as Exhibit 4.1 to our amended registration statement on Form F-1 filed with the SEC on March 5, 2021 and is incorporated by reference herein.

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

The net proceeds from our initial public offering are held in cash and cash equivalents and we expect they will meet our capital requirements until the fourth quarter of 2022. We do not currently have any specific commitments or plans for acquisitions; to the extent we do engage in acquisitions, we will do so after ensuring that we will have sufficient funds available to meet our capital requirements, and such acquisitions are likely to affect our projected cash needs. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

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

B. Management’s Annual Report on Internal Control over Financial Reporting

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

Our management assessed our internal control over financial reporting as of December 31, 2020, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on its assessment, our management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards. We reviewed the results of our management’s assessment with the Audit Committee of our Board of Directors.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the company’s registered public accounting firm as the company is considered an emerging growth company.

D. Changes in Internal Control over Financing Reporting

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

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that is applicable to all of our directors, executives and other employees, and those of our affiliates. A copy of the Code of Conduct is available on our website at www.meatech3d.com. Any waivers of the Code of Ethics for directors and officers require the approval of the audit committee of our board of directors. We expect that any amendments to the Code of Conduct will be disclosed on our website.

On April 18, 2021, in conjunction with the adoption of the Code of Ethics, we granted a waiver to Mr. Steven H. Lavin, at the time the Chairman of our Board of Directors, from provisions of the Code of Ethics where and to the extent that these conflict with the provisions of agreements to which Mr. Lavin and we are parties.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

Somekh Chaikin, Tel Aviv, Israel (PCAOB ID 1057), a member firm of KPMG International, has served as our independent registered public accounting firm for 2021 and 2020. Following are Somekh Chaikin fees for professional services in each of the respective fiscal years:

	Year ended December 31,
	2021	2020
	USD, in thousands

Audit fees(1)	176	145
Tax fees(2)	3	10
Total	179	155

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

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Our Audit Committee has the sole authority to approve the scope of the audit and any audit-related services, as well as all audit fees and terms. The Audit Committee must pre-approve any audit and non-audit services provided by our independent registered public accounting firm. The Audit Committee will not approve the engagement of the independent registered public accounting firm to perform any services that the independent registered public accounting firm would be prohibited from providing under applicable laws, rules and regulations, including those of self-regulating organizations. The Audit Committee reviews and pre-approves the statutory audit fees that can be provided by the independent registered public accounting firm on an annual basis.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

Nasdaq Listing Rules and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of Nasdaq rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirements. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq applicable to domestic U.S. listed companies:

•
Quorum. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power of our shares (and, with respect to an adjourned meeting, generally one or more shareholders who hold or represent any number of shares), instead of 33 1/3% of the issued share capital provided under Nasdaq Listing Rule 5260(c).

•
Shareholder Approval. Although the Nasdaq Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of chief executive officer or directors, in which case they also require the approval of the compensation committee and the shareholders. In addition, rather than follow the Nasdaq Listing Rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (c) transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

•
Executive Sessions. While the Nasdaq Listing Rules require that “independent directors,” as defined in the Nasdaq Listing Rules, must have regularly scheduled meetings at which only “independent directors” are present. Israeli law does not require, nor do our independent directors necessarily conduct, regularly scheduled meetings at which only they are present.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.           DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MeaTech 3D Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MeaTech 3D Ltd. (“the Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021,  and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has incurred recurring losses from operations that, together with other matters described in the aforesaid note, raise substantial doubt about its ability to continue as a going concern Management’s plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2020.

Tel Aviv, Israel

March 24, 2022

MeaTech 3D Ltd.

Consolidated Statements of Financial Position

		December 31	December 31
		2021	2020
		USD thousands	USD thousands
Current assets

Cash and cash equivalents	4	19,176	13,556
Other investment	6	154	149
Receivables and prepaid expenses	5	2,782	131
Total current assets		22,112	13,836

Non-current assets

Restricted deposits		405	51
Other investment	6	1,355	2,513
Right-of-use asset	19	407	168
Intangible assets	16	13,453	-
Fixed assets, net	7	2,922	906

Total non-current assets		18,542	3,638

Total Assets		40,654	17,474

Current liabilities

Trade payables		382	351
Other payables	8	2,239	996
Current maturities of lease liabilities	19	165	180
Derivative instrument		-	316

Total current liabilities		2,786	1,843

Non-current liabilities

Long-term lease liabilities	19	246	-

Total non-current liabilities		246	-

Equity

Share capital and premium on shares		69,610	30,481
Capital reserves		3,708	3,319
Currency translation differences reserve		1,275	780
Accumulated deficit		(36,971)	(18,949)

Total Equity		37,622	15,631
Total liabilities and Equity		40,654	17,474

MeaTech 3D Ltd.

Consolidated Statements of Operations and of Comprehensive Loss

		Year ended December 31,	Year ended December 31,	Year ended December 31,
		2021	2020	2019
		USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	11	7,594	2,491	166
Marketing expenses	12	1,628	506	-
General and administrative expenses	13	8,010	5,380	256
Public listing expenses		-	10,164	-
Operating loss		17,232	18,541	422

Financing income	14	509	110	-
Financing expenses	14	1,299	93	1

Loss for the year		18,022	18,524	423

Capital reserve for financial assets at fair value that will not be transferred to profit or loss		-	334	-
Currency translation differences loss (income) that will not be transferred to profit or loss over ILS		(1,942)	(758)	(22)
Currency translation differences loss (income) that might be transferred to profit or loss over EUR		1,447	-	-

Total comprehensive loss for the year		17,527	18,100	401

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)		0.155	0.308	0.022

Weighted-average number of shares outstanding - basic and diluted (shares)		115,954,501	60,112,197	19,484,478

MeaTech 3D Ltd.

Consolidated Statements of Changes in Equity

	Share capital and capital premium	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-based payments	-	-	-	-	3,965	-	3,965
Issuance of shares and warrants, net	32,330	-	-	-	-	-	32,330
Exercise of options	6,799	-	-	-	(3,576)	-	3,223
Other comprehensive income	-	-	-	495	-	-	495
Loss for the year	-	-	-	-	-	(18,022)	(18,022)

Balance as at December 31, 2021	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Share-Based Payment	-	-	-	-	3,958	-	3,958
Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	14,067	-	-	-	-	-	14,067
Exercise of options – Investors	2,753	-	-	-	-	-	2,753
Exercise of options – Share-Based Payment	342	-	-	-	(319)	-	23
Other comprehensive income (loss)	-	(334)	-	758	-	-	424
Loss for the year	-	-	-	-	-	(18,524)	(18,524)

Balance as at December 31, 2020	30,481	(334)	14	780	3,639	(18,949)	15,631

Balance as at January 1, 2019	-	-	-	-	-	(2)	(2)

Issuance of shares and warrants, net	1,880	-	-	-	-	-	1,880
Other comprehensive income	-	-	-	22	-	-	22
Transaction with a related party	-	-	14	-	-	-	14
Loss for the year	-	-	-	-	-	(423)	(423)

Balance as at December 31, 2019	1,880	-	14	22	-	(425)	1,491

MeaTech 3D Ltd.

Consolidated Statements of Cash Flows

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period		(18,022)	(18,524)	(423)

Adjustments:
Depreciation and amortization		680	213	21
Change in fair value of derivative		(316)	(36)	14
Change in fair value of other investment	6	(193)	(74)	-
Changes in net foreign exchange expenses		1,279	-	-
Share-based payment expenses		3,965	3,958	-
Public listing expenses		-	10,164	-
Changes in asset and liability items:
Decrease (increase) in receivables		(2,351)	5	(36)
Increase (decrease) in trade payables		(97)	126	66
Increase in other payables		1,095	336	185
Net cash used in operating activities		(13,960)	(3,832)	(173)

Cash flows - investment activities
Acquisition of fixed assets		(1,828)	(681)	(126)
Increase in restricted deposit		(337)	(6)	(41)
Loan provided		(367)	-	(86)
Acquisition of other investments, net of cash acquired	16	(6,808)	(1,188)	-

Net cash used in investing activities		(9,340)	(1,875)	(253)

Cash flows - financing activities
Proceeds from issuance of shares and warrants		29,281	14,887	1,670
Issuance costs		(3,283)	(819)	(8)
Repayment of liability for lease		(346)	(140)	(14)
Proceeds on account of other investment		149	71	-
Proceeds on account of capital issuance		-	222	-
Proceeds with regard to derivative		-	348	-
Proceeds from exercise of share options		3,222	2,776	-

Net cash from financing activities		29,023	17,345	1,648

Increase in cash and cash equivalents		5,723	11,638	1,222
Effect of exchange differences on cash and cash equivalents		(103)	644	21
Cash and cash equivalents at the beginning of the period		13,556	1,274	31

Cash balance and cash equivalents at end of period		19,176	13,556	1,274

Non cash activities
Purchase of fixed assets		57	143	1
Issue of shares and options against intangible asset		6,332	-	222

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 1 – General

A.	Reporting entity

MeaTech 3D Ltd. (formerly Ophectra Real Estate and Investments Ltd. and Meat-Tech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). The Company’s official address is 5 David Fikes St., Rehovot, Israel.

The Company’s foodtech activities were commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called MeaTech MT Ltd. As the Company was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees, of MeaTech Ltd., the transaction was treated as a reverse acquisition that does not constitute a business combination.

The Company is developing a suite of advanced high-throughput manufacturing technologies to produce cell-based alternative protein products for cultivated, sustainable meat production, and focused on developing premium, center-of-plate meat products, including development of high-throughput bioprinting systems.

B.	Material events in the reporting period

(1)	Acquisition of subsidiary

In February 2021, the Company acquired Belgian cultured fat developer Peace of Meat BV. For further details, see Note 16 below.

(2)	Initial public offering

On March 12, 2021, the Company completed its Initial Public Offering on the Nasdaq of 2,721,271 ADSs, each representing ten ordinary shares of the Company (in total, 27,212,710 ordinary shares), at an offering price of USD10.30 per ADS, resulting in gross proceeds of USD28 million and net proceeds of USD24.7 million. The ADSs trade on the Nasdaq Capital Market under the symbol “MITC.” On August 5, 2021, the Company completed the voluntary de-listing of its ordinary shares from the TASE. A number of ordinary shares remain traded over the counter (OTC:MTTCF). Additionally, the vesting of 1,374,998 investor share rights was triggered by the IPO, and these shares were issued in return for USD 1.25 million following the IPO.

(3)	Effects of the spread of COVID-19

To date, the impact of the COVID-19 pandemic on the Company’s operations has been mainly limited to a temporary facility closure in the context of a government-mandated general lockdown, which temporary delayed certain development activities. The Company estimates that as of the date of approval of the financial statements, the COVID-19 pandemic is not expected to affect the Company's operations. However, the Company is unable to assess with certainty the extent of future impact, in part due to the uncertainty regarding the duration of the COVID-19 pandemic, its force and its effects on the markets in which the Company operates and the effects of possible government measures to prevent the spread of the virus.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 1 – General (cont.)

C.	Going Concern

Since inception, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit of USD 37.0 million. The Company has financed its operations mainly through fundraising from various investors.

The Company’s management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on the projected cash flows and cash balances as of December 31, 2021, management is of the opinion that its existing cash will be sufficient to fund operations until Q4 2022. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans include the continue securing sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships. Additional funds may not be available when the Company needs them on terms that are acceptable to it, or at all. If the Company is unsuccessful securing sufficient financing, it may need to cease operations.

The financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should the Company fail to operate as a going concern.

D.	Definitions:

In these financial statements:

(1) The Company - MeaTech 3D Ltd.

(2) The Group – The Company and its subsidiaries, MeaTech MT Ltd., formerly known as MeaTech Ltd, Meatech Europe BV and Peace of Meat B.V. (hereafter “Peace Of Meat” OR “POM”)

(3) Related Party - as defined in IAS 24 (revised).

(4) USD - United States Dollar

(5) NIS – New Israeli Shekel

(6) EUR – Euro

(7) ADS – American Depositary Shares

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with IFRS

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The financial statements were authorized for issue by the company’s board of directors on March 24, 2022.

B.	Functional currency and presentation currency

The NIS is the currency that represents the primary economic environment in which the Company and its Israeli subsidiary operate, and is therefore the functional currency of their operations. The Euro is the currency that represents the primary economic environment in which the Company’s European subsidiaries operate, and is therefore the functional currency of their operations.  Nonetheless, for reporting purposes, the consolidated financial statements, which were prepared on the basis of the functional currencies, were translated into US Dollars, which the Company selected as its presentation currency, as its securities are traded on the Nasdaq Capital Markets, and in order to make the Company’s financial statements more accessible to U.S.-  based investors.

Assets and liabilities were translated at the exchange rate of the end of the period; expenses and income were translated at the exchange rate at the time they were generated. Exchange rate differentials generated due to such translation are attributed to the Currency translation differences reserve.

Currency	USD - ILS			USD - EUR
Period	2021	2020	2019	2021
December 31	3.110	3.215	3.446	0.883
Year Average	3.230	3.479	3.442	0.845

C.	Basis of Measurement

The financial statements have been prepared on the historical cost basis except for provisions.

For further information regarding the measurement of these liabilities, see Note 3 regarding significant accounting policies.

D.	Operating Cycle

The Company’s operating cycle is one year.

E.	Use of Estimates and Judgments

Use of estimates

The preparation of financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 2 - Basis of Preparation of the Financial Statements (cont.)

E.	Use of Estimates and Judgments (cont.)

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

Further information about the assumptions that were used to determine fair value is included in the following notes:

•          Note 6, on other investments;
•          Note 10, on share-based payments;
•          Note 16, on intangible assets;

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

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

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

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 3 – Significant Accounting Policies (cont.)

A.     Financial Instruments (cont.)

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

Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the securities.

B.	Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

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

Non-derivative financial assets

See note 6.

C.	Financing income and expenses

Financing income derives from changes in fair value of financial instruments mandatorily measured at fair value through profit or loss.

Financing expenses comprise mainly from bank fee expenses and lease liabilities interest expenses, which are recognized in profit or loss.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 3 – Significant Accounting Policies (cont.)

D.	Loss per share

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

E.	Intangible Assets

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

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Other intangible assets

Other intangible assets, that are acquired by the Company, are measured at cost less accumulated amortization and accumulated impairment losses. See Note 16.

F.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

G.	Fixed assets

(1)	Recognition and measurement

Fixed asset items are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of a fixed asset includes expenditures that are directly attributable to the acquisition of the asset.

(2)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its estimated useful life. The depreciable amount is the cost of the asset or other amount that replaces the cost, less its residual value.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 3 – Significant Accounting Policies (cont.)

G.	Fixed assets (cont.)

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

The estimated useful lives for the current and comparative periods are as follows:

●	Computers	3 years
●	Leasehold improvements	2 years
●	Laboratory equipment	5-7 years
●	Machinery and Equipment	6-10 years
●	Office furniture, equipment and accessories	14 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

H.	Leases

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

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 3 – Significant Accounting Policies (cont.)

H.	Leases (cont.)

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

I.	Employee benefits

(1)	Post-employment benefits

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

J.	Share-based compensation

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

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 3 – Significant Accounting Policies (cont.)

K.	Basis of Consolidation

Acquisition of a subsidiary

Upon the acquisition of a subsidiary, the Company exercises discretion when examining whether the transaction constitutes the acquisition of a business or acquisition of an asset, for the purpose of determining the accounting treatment of the transaction. Transactions in which the acquired company is not considered a business are accounted for as the acquisition of a group of assets and liabilities. In such transactions, the cost of acquisition, which includes transaction costs, is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. Furthermore, no goodwill is recognized and no deferred taxes are recognized in respect of the temporary differences existing on the acquisition date.

Consideration paid partly in the form of equity instruments, based on the quoted share price. Any additional consideration will be capitalized upon the achievement of defined milestones, which constitutes the variable consideration.

When the variable consideration depends on performance conditions, the Company has elected not to recognize the contingent consideration at the time of purchase, but rather if and when the contingent conditions occur and when the consideration is transferred or obliged to be transferred.

IFRS 3 includes a distinction between a transaction to acquire an operation is the acquisition of a "business" and the acquisition of a group of assets that according to the standard is not considered the acquisition of a "business". The aforementioned standard offers the optional concentration test so that if substantially all of the fair value of the acquired assets is attributable to a group of similar identifiable assets or to a single identifiable asset, this will not be the acquisition of a business

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

L.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

M.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Group is entitled to receive them. Grants that compensate the Group for expenses incurred are presented as a deduction from the corresponding expense. Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in profit or loss on a systematic basis over the useful life of the asset.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 4 – Cash and Cash Equivalents

	December 31	December 31
	2021	2020
	USD thousands	USD thousands
Cash in USD	15,596	1,021
Cash in NIS	1,688	7,627
Cash in Euro	1,892	4,908
Total cash and cash equivalents	19,176	13,556

Note 5 – Receivables and Prepaid Expenses

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Institutions	301	102
Prepaid expenses	743	20
Other	1,738	9

	2,782	131

Note 6 – Other Investments

	December 31	December 31
	2021	2020
	USD thousands	USD thousands
Separation Agreement from Therapin (A) (1)	1,509	1,414
Investment in Peace of Meat (B)	-	1,248
Total Other Investments	1,509	2,662

Developments in Other Investment	USD thousands

As at January 1, 2021	2,662
Initial investment in POM transferred to intangible asset	(1,223)
Proceeds from Therapin asset	(149)
Profit from increase in fair value	193
Effect of changes in exchange rates	26
As at December 31, 2021(1)	1,509

(1) USD 154 thousand are classified as a current asset.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 6 – Other Investments (cont.)

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

1.
Therapin committed to pay to the Company an amount of USD 13 thousand (NIS 40 thousand) per month, thereafter as of August 1, 2020 over a period of 119 months (the “Payment Period”), for an aggregate total amount of USD 1.4 million (NIS 4.8 million). During the first two years from the date of the separation agreement, 50% of the payments from Therapin will be transferred to a restricted deposit and form an additional resource of the Merger settlement fund. After two years, the contents of the restricted deposit, will be released to the Company, subject to court approval.

2.
The rest of the Payment Amount will be paid to the Company if, during the Payment Period, Therapin or a subsidiary completes an exit event, including listing on a stock exchange pursuant to a merger or IPO, and the Company will be given the option to receive shares in such merged company/issue, or payment of the remaining balance in cash.

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

The Company re-measured the asset using a fair value measurement at approximately USD 1.3 million (NIS 4.5 million). The fair value was assessed by capitalization of future cash flows (proceeds) at interest rates that reflect the level of risk (based on the duration of the debt) of these proceeds and were classified as Level 3 in the fair value hierarchy. The estimated capitalization interest was based on Therapin's financial statements, cash balances and liabilities, repayment dates, and analysis of the market in which Therapin operates. The expected additional payment event is 4.2 years, and the interest rate for capitalization of the debt is 10.23%-10.72%.

The revaluation was accounted for in other comprehensive income in the amount of USD 0.3 million (NIS 1.2 million). Any change in the fair value following the separation date, will be recognized through profit or loss.

During 2021, the Company received USD 149 thousand based on the agreement detailed above and recorded USD 193 thousand as re-valuation financing income in profit and loss.

B.	Investment in Peace Of Meat (‘POM’)

In October 2020, the Company announced that it had made an initial investment in Peace of Meat BV (POM), a leading developer of cultured fat products, in the amount of EUR 1 million (approximately USD 1.2 million) in return for approximately 5.65% of the outstanding equity of POM, post-allocation, as part of its planned full acquisition of POM, which was completed on February 10, 2021. Following the acquisition, POM was consolidated within the group, refer to Note 16.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 7 – Fixed Assets, net

	Computers	Leasehold improvements	Laboratory equipment	Machinery and equipment	Office furniture, equipment and accessories	Total
	USD thousands
Cost
Balance as at January 1, 2020	29	11	89	-	1	130
Additions during the year	43	46	466	243	27	825
Effect of changes in exchange rates	2	1	18	-	1	22
Dispositions in the year	-	-	-		1	1

Cost as at December 31, 2020	74	58	573	243	28	976

Accumulated depreciation
Balance as at January 1, 2020	2	-	1	-	-	3
Depreciation during the year	15	10	37	4	1	67
Dispositions in the year	-	-	-	-	-	-

Accumulated depreciation as at December 31, 2020	17	10	38	4	1	70

Depreciated balance as at December 31, 2020	57	48	535	239	27	906

Balance as at January 1, 2021	74	58	573	243	28	976
Additions through acquisition of a subsidiary	14	3	556	-	-	573
Additions during the year	98	75	1,608	77	27	1,885
Effect of changes in exchange rates	2	(1)	(56)	13	2	(40)

Cost as at December 31, 2021	188	135	2,681	333	57	3,394

Accumulated depreciation
Balance as at January 1, 2021	17	10	38	4	1	70
Depreciation during the year	42	22	296	31	3	394
Effect of changes in exchange rates	2	1	4	1	-	8

Accumulated depreciation as at December 31, 2021	61	33	338	36	4	472

Depreciated balance as at December 31, 2021	127	102	2,343	297	53	2,922

During the year ended December 31, 2021, the Company acquired fixed assets on credit in the amount of USD 57 thousand (2020: USD 143 thousand). The cost of acquisition had not yet been paid at the reporting date.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 8 – Other Payables

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Accrued expenses	459	263
Employee benefits	1,122	503
Contingent liability	217	217
Subsidiary government grant	218	-
Others	223	13

	2,239	996

Note 9 – Capital and Reserves

	Number of Ordinary Shares (thousand)
	2021	2020	2019
Issued and paid-in share capital as at January 1	79,866	19,870	15,447
Issued in reverse merger	-	30,526	-
Exercise of share options during the period – Investor-related	3,010	11,302	2,255
Exercise of share options during the period – Share-Based Payment-related	2,218	294	-
Issued not for cash during the period (1)	12,088	-	-
Issued for cash during the period (2)	28,588	17,874	2,168
Issued and paid-in share capital as at December 31, 2021	125,770	79,866	19,870

Authorized share capital	1,000,000	1,000,000	1,000,000

(1)

In February 2021, the Company completed a purchase of all of the outstanding share capital not yet owned by the Company, of Belgian cultured fat developer Peace of Meat BV. See Note 16 for information regarding the issuance of shares as part of the consideration. As part of the IPO, options and rights previously held by the Company's founders and Series A Investors were issued to 6,359,480 shares.

(2)
On March 12, 2021, the Company completed its Initial Public Offering (IPO) at the Nasdaq of 2,721,271 ADSs, each representing ten ordinary shares of the Company (in total, 27,212,710 ordinary shares), at an offering price of USD 10.30 per ADS, resulting in gross proceeds of USD 28 million and net proceeds of USD 24.7 million. Additionally, the vesting of 1,374,998 investor share rights was triggered by the IPO, and these shares were issued in return for USD 1.25 million following the IPO.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 10 – Share-based payments

The terms and conditions related to the grants of the share option programs are as follows (All granted options and restricted stock units (RSU) are non-tradable and physically-settled):

Date of grant and eligible recipients	Terms of the instrument	No. of ordinary shares (thousands)	Vesting Conditions	Contractual duration of the instrument (years)
Options awarded to employees of the Company and subsidiaries on March 25, 2021	Options exercisable for ordinary shares	2,600	1/3 after one year and the balance in 8 quarterly tranches	4 years
RSUs awarded to directors on March 25, 2021	The RSUs vest automatically at no exercise price	90	1/3 after one year and the balance in 8 quarterly tranches	4 years
Options awarded to employees of the Company and subsidiaries on April 19, 2021	Options exercisable for ordinary shares	800	1/3 after one year and the balance in 8 quarterly tranches	4 years
Options awarded to employees of the Company and subsidiaries on July 22, 2021	Options exercisable for ordinary shares	1,362.5	1/3 after one year and the balance in 8 quarterly tranches	4 years
RSUs awarded to directors on September 14, 2021	The RSUs vest automatically at no exercise price	287.5	1/3 after one year and the balance in 8 quarterly tranches	4 years
Options awarded to directors on September 14, 2021	Options exercisable for ordinary shares	785.6	1/3 after one year and the balance in 8 quarterly tranches	4 years
Options awarded to the deputy CEO on September 14, 2021	Options exercisable for ordinary shares	250	1/3 after one year and the balance in 8 quarterly tranches	4 years
Options awarded to BlueSoundWaves on October 6, 2021	Options exercisable for ordinary shares	6,215.8	1/3 after one year and the balance in 8 quarterly tranches, subject to milestone-based acceleration	10 years
RSUs awarded to BlueSoundWaves on October 6, 2021	The RSUs vest automatically at no exercise price	1,243.1	1/3 after one year and the balance in 8 quarterly tranches, subject to milestone-based acceleration	10 years
Options awarded to employees of the Company and subsidiaries on November 24, 2021	Options exercisable for ordinary shares	925	1/3 after one year and the balance in 8 quarterly tranches	4 years
Total options/RSUs exercisable/vesting into shares granted in the year ended December 31, 2021		14,559.5

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 10 – Share-based payments (cont.)

A.	Number and weighted average exercise prices of options and RSUs

The number and weighted average exercise prices of options and RSUs are as follows:

	Number of options and RSUs 2021	Weighted average exercise price 2021 NIS
Outstanding at January 1	9,505,140	2.60
Granted during the year	14,559,520	2.06
Forfeited during the year	194,673	1.63
Exercised during the year(1)	4,834,730	2.55
Outstanding at December 31	19,035,257	2.20
Exercisable at December 31	3,562,192	3.07

(1)  Partly executed through cashless mechanism

Besides incentive options and RSUs, as of the balance sheet date the Company has issued securities exercisable into 22,866,787 ordinary shares to investors, former shareholders of Peace of Meat (see Note 16) and former Ophectra Real Estate and Investments Ltd. employees prior to the reverse merger (see Note 1A), including investor warrants exercisable into 20,224,191 ordinary shares with exercise prices between NIS 3.03 and NIS 6.00, earn-out rights of former shareholders of Peace of Meat, exercisable into 2,412,596 ordinary shares with no exercise price and prior Ophectra Real Estate and Investments Ltd. employees options exercisable into 230,000 ordinary shares with exercise prices between NIS 1.72 and NIS 2.50.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 10 – Share-based payments (cont.)

B.	Information on measurement of fair value of share-based payment plans

The fair value at the dates the options and RSUs were awarded was estimated using a binomial option pricing model.

Breakdown of the parameters used for measuring fair value at the date the share-based payment plans were awarded:

Options/RSUs
Fair value at date awarded	NIS 23.0 million (USD 7.0 millions)

Parameters taken into account in the fair value calculation:
Share price (NIS at date awarded)	2.05 - 3.53
Exercise price (NIS unlinked)	0 - 3.68
Expected volatility	73.84% - 93.10%
Expected useful life	4 - 10 years
Risk-free interest rate	0.23% - 1.97%
Expected rate of dividend	0%

The expected volatility was determined on the basis of share price volatility in similar companies, due to the Company’s limited share price performance history since the date of the merger in January 2020 described in Note 1A above. The simplified method was used for estimating the expected useful life of the employee stock options. The estimated useful life of the options for consultants and officers is the full contractual life of the option. The risk-free interest rate was based on NIS-linked Israeli Government bonds until the time of the Company’s Nasdaq listing, and US Treasury notes thereafter, with time to maturity equivalent to the expected useful life of the options. Share price was used based on share prices on the TASE until the time of the Company’s Nasdaq Capital Markets listing, and on Nasdaq thereafter.

The total non-cashflow expenses recorded during the years ended December 31, 2021, 2020 and 2019, amounted to approximately USD 4.0 million (NIS 12.7 million), USD 4.0 million (NIS 13.1 million) and USD 0, respectively.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 11 – Research and Development Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	3,425	1,369	117
Share-based payment(1)	911	476	-
Materials	1,875	319	20
Professional services	403	89	13
Registration, drafting and filing of patents	0	25	10
Maintenance, office and software fees	145	116	-
Depreciation and amortization	400	59	-
Insurance	332	-	-
Others	103	38	6
Total Research and Development Expenses	7,594	2,491	166

(1)	Including expenses in respect of related parties - see Note 18.

Note 12 – Marketing Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses	494	255	-
Share-based payment(1)	570	139	-
PR, advertisement and professional services	507	91	-
Maintenance, office and software fees	22	13	-
Depreciation and amortization	17	3	-
Others	18	5	-
Total Marketing Expenses	1,628	506	-

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 13 – General and Administrative Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	1,328	556	107
Share-based payment(1)	2,484	3,343	-
Legal and professional services(1)	1,499	991	112
Contingent liability expenses	-	217	-
Insurance	1,837	-	-
Corporate costs	343	60	-
Maintenance, office and software fees	149	38	10
Depreciation and amortization	263	151	20
Others	107	24	7
Total General and Administrative Expenses	8,010	5,380	256

(1)	Including expenses in respect of related parties - see Note 18.

Note 14 – Financing Income and Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
	USD thousands	USD thousands	USD thousands
Financing Income
Net change in fair value of financial instruments mandatorily measured at fair value through profit or loss	509	110	-
Financing Expenses
Net foreign exchange loss	1,279	85	-
Interest expense on lease liabilities	9	5	1
Bank interest and commission expenses	11	3	-
Total Financial expenses	1,299	93	1

Financing expenses (income), net	790	(17)	1

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 15 – Income Tax

A.	Details regarding the tax environment of the Company

(1)	Corporate tax rate

The tax rates applicable to the companies operating in Israel for the years 2020-2021 are 23%.
The tax rates applicable to the companies operating in Belgium for the years 2020-2021 are 25%.

B.	Tax Assessments

The Company has final tax assessments through 2012.

C.	Unrecognized carryforward losses and deferred taxes

As at December 31, 2021, the Group has estimated business losses carried forward in the amount of USD 18.2 million. Under current tax legislation in Israel and Belgium, tax losses do not expire. Deferred tax assets have not been recognized in respect of these items, nor in respect of timing differences for research and development expenses carried forward in the amount of USD 4.3 million, since the Company has not yet established the probability that future taxable profit will be available against which the Company can utilize the benefits.

Note 16 - Subsidiaries

In February 2021, the Company completed a purchase of all of the outstanding share capital not yet owned by the Company of Belgian cultured fat developer Peace of Meat BV for total consideration of up to EUR 16.3 million (USD 19.9 million). The total consideration payable by the Company in the acquisition consists of both cash and equity instruments to be paid to Peace of Meat shareholders and in legal and finder’s fees. The total consideration is to be paid part as of the closing of the acquisition and part upon the achievement of the defined milestones and sub-milestones. Substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (the “intangible asset” or “IPR&D”), thus the subsidiary is not considered a business and the acquisition is accounted as an asset acquisition. Contingent consideration, dependent upon the achievement of technological milestones will be recognized at the time of the achievement of each milestone on the basis of the shares and cash that are payable.

The following summarizes the major classes of consideration at the acquisition date:

Total consideration

USD thousands
Cash consideration at closing date	4,799
Initial cash investment in acquiree	1,223
Equity instruments issued (4,070,766 ordinary shares) (1)	4,359
Acquisition-related costs (2)	254
Total consideration as of consolidation date	10,635
Contingent consideration (3)	9,308
Total consideration subject to achievement of all milestones	19,943

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 16 - Subsidiaries (cont.)

(1)	The fair value of the ordinary shares issued was based on the share price of the Company at the closing date (February 10, 2021) of NIS 3.986 per share.

(2)	Acquisition-related costs include legal expenses and finder’s fees

(3)
Contingent consideration

The Company agreed to pay the selling shareholders and the finder an additional 4,070,766 rights to ordinary shares with a value of USD 4.4 million and cash consideration of USD 4.9 million upon the achievement of defined milestones related to Peace of Meat’s biomass and bioreactor size, density, capacity and production. The acquisition agreement specified that each milestone must be reached within a six-month period, over a total period of two years, which can be extended by up to nine additional months under circumstances set forth in the acquisition agreement. As of the date of approval of these financial statements, Peace of Meat had fully achieved the first two such milestones. No liability is being provisioned before milestones achievement.

Identifiable assets acquired and liabilities assumed:

Peace Of Meat condensed Balance Sheet	USD thousands
Current assets	425
Non-current assets	588
Current liabilities	(578)
Non-current liabilities	(16)
Tangible assets net	419

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 16 - Subsidiaries (cont.)

IPR&D – Intangible asset

Intangible asset that was recognized as a result of the acquisition and additions made by December 31, 2021 as follows:

Peace Of Meat initial consolidation effect	USD thousands
Closing cash consideration and related acquisition costs	5,053
Shares consideration	4,359
Initial cash investment in acquiree	1,223
Tangible assets, net	(419)
10,216
Additional contributions post acquisition date according to milestone achievement:
Cash consideration	1,960
Payment liabilities	194
Shares consideration (1,852,730 ordinary shares)	1,973
Total	14,343
FX rate effect	(890)
Period end intangible asset balance	13,453

The aggregate cash flows for the Group as a result of the acquisition in the Year ended December 31,2021	USD thousands
Cash and cash equivalents paid	(5,053)
Cash and cash equivalents of the subsidiary	205
Cash consideration for milestone achievement during the period	(1,960)

Net reduction of cash flow as of acquisition date	(6,808)

As of December 31, 2021, the recoverable amount of the in-process IPR&D was based on its value in use and was determined by discounting the future cash flows to be generated from it by using the discounted cash flows method, on the annual year test. The recoverable amount of the IPR&D exceeds their carrying amount, thus no impairment loss was recognized. The discount rate used for calculating intangible assets recoverable amount is 23.0%, in addition to taking into consideration the risks associated in small stock premium companies.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 17 – Contingent Liabilities

From time to time, the Company may be party to litigation or other legal proceedings that it considers to be a part of the ordinary course of its business. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

A.
In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech and prior to establishment of the settlement fund in connection with the Merger.  In February 2021, the trustee of the settlement fund informed the Company that the ISA views the Company as a party to this proceeding, notwithstanding the settlement and establishment of the settlement fund. This proceeding is of an administrative nature and carries a potential penalty in the form of a monetary fine which, under applicable Israeli law, could be as high as NIS 5 million. In April 2021, following negotiations with the ISA, the Company agreed to settle the matter for $0.2 million (NIS 0.7 million), for which the Company recorded a provision. The settlement is subject to approval of the ISA’s Enforcement Committee.

B.
In February 2021, a civil claim was lodged against the settlement fund, relating to Ophectra's activities prior to establishment of the settlement fund, in an amount of USD $0.8 million (NIS 2.5 million). The Company believes that the probability is low of a final ruling against the settlement fund.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 18 – Related and Interested Parties

A.	Balances with related parties

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Related companies receivables	-	-	87
Trade and other payables	261	117	52

B.	Expense amounts with respect to related parties

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
	USD thousands	USD thousands	USD thousands
General and administrative expenses
Salaries, wages and related expenses	588	316	89
Legal and professional services	301	281	58
Share-based payments	777	488	-

Research & Development expenses
Salaries, wages and related	338	121	-
Share-based payments	66	64	15

1.
Key Management Personnel

The Company recognizes four key management personnel as related parties, namely Mr. Sharon Fima – former Chief Executive Officer (CEO), served as CEO un until January 24 2022, Mr. Omri Schanin - Deputy CEO,  Mr. Guy Hefer – Chief Financial Officer (CFO) and Mr. Dan Kozlovski – Chief Technologies Officer (CTO), who served as Vice President of Research and Development (VP R&D) until February 2022.

Mr. Sharon Fima, the previous CEO and CTO, who also served as a director, was employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) between September 1, 2019 and January 24, 2022. Until July 2021, Mr. Fima was entitled to a gross annual salary of NIS 0.5 million (USD 0.1 million) plus generally accepted social benefit contributions for senior executives and the use of a company car, including a related tax gross-up. Commencing August 1, 2021, Mr. Fima was entitled to an annual gross salary of NIS 0.6 million (USD 0.2 million). Mr. Fima also received options valued at NIS 0.2 million (USD 0.1 million) to be recognized over three-year vesting period commencing March 2020, some of which were forfeited subsequent to the balance sheet date following the CEO replacement.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 18 – Related and Interested Parties (cont.)

B.	Expense amounts with respect to related parties (cont.)

The Deputy CEO, who also served as a director until January 2022, has been employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) since September 1, 2019. Mr. Schanin was entitled to a gross annual salary of NIS 0.4 million (USD 0.1 million) plus generally accepted social benefit contributions for senior executives. Commencing August 1, 2021, Mr. Schanin is entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million). Mr. Schanin also received options valued at an aggregate of NIS 0.8 million (USD 0.25 million) to be recognized over three-year vesting periods commencing August 2021.

The CFO, has been employed by the Company since October 18, 2020. Mr. Hefer was entitled to a gross annual salary of NIS 0.4 million (USD 0.1) plus generally accepted social benefit contributions for senior executives. Commencing August 1, 2021, Mr. Hefer is entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million). Mr. Hefer also received options valued at an aggregate of NIS 0.75 million (USD 0.23 million) to be recognized over three-year vesting periods commencing in 2021.

The CTO (previously VP R&D), has been employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) since December 5, 2019. Mr. Kozlovski was entitled to a gross annual salary of NIS 0.4 million (USD 0.1 million) plus generally accepted social benefit contributions for senior executives. Commencing August 1, 2021, Mr. Kozlovski is entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million). Mr. Kozlovski also received options valued at of NIS 0.07 million (USD 0.02 million)to be recognized over three-year vesting period commencing in 2019.

2.	Directors

Mr. Steve H. Lavin served as active chairman of the Company's Board of Directors between May 2020 and January 2022, and he was entitled to an annual compensation of USD 0.2 million as well as share-based compensation.

Mr. Danny Ayalon served as director between May 2020 and January 2022, and was entitled to an annual compensation of USD 0.03 million as well as share-based compensation.

Additional non-executive directors were compensated in accordance with the terms of the Israeli Companies Regulations (Rules Regarding Payment and Expenses for External Directors), 2000, as amended until July 31, 2021 and are since entitled to annual compensation of USD 0.03 million as well as share-based compensation.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 19 – Leases

Leases in which the Group is the lessee

1.
Under an office leasing agreement dated November 1, 2019, MeaTech leased office space and parking spaces, for a monthly fee of USD 10 thousand (NIS 32 thousand), including management fees, for a period of two years, with an option to extend the term of the lease by one more year. The Company initially recognized a long-term lease liability and a right-of-use asset in the amount of USD 214 thousand (NIS 743 thousand). The incremental interest rate used for estimating the liability is 2.25%. On November 2021 the Company extended the agreement for an additional period of 2.3 years.

2.
Under an office leasing agreement dated August 9, 2020, the Company leased office space and parking spaces, for a monthly fee of USD 8 thousand (NIS 27 thousand), including management fees, for a period of one year, with an option to extend the term of the lease by one more year. The Company initially recognized a long-term lease liability and a right-of-use asset in the amount of USD 102 thousand (NIS 348 thousand). The incremental interest rate used for estimating the liability is 4.3%. This agreement has ended during 2021.

3.
Under an office leasing agreements dated between March and October 2021 for periods of 1.5-2 years, POM and Meatech Europe BV are leasing several spaces from a shared spaces provider for a monthly aggregated fee of USD 11 thousand (EUR 10 thousand). The Company initially recognized a long-term lease liability and a right-of-use asset in the amount of USD 259 thousand (EUR 220 thousand). The incremental interest rate used for estimating the liability is 3%.

4.	Right-of-Use Asset

USD thousands
Balance as at January 1, 2020	197
Additions during the year	102
Amortization during the year	(146)
Effect of changes in exchange rates	15
Balance as at December 31, 2020	168
Additions following the acquisition of POM	16
Additions during the year	512
Amortization during the year	(286)
Effect of changes in exchange rates	(3)
Balance as at December 31, 2021	407

5.	Maturity analysis of for the Company’s lease liabilities

	December 31,	December 31,
	2021	2020
	USD thousands	USD thousands

Up to one year	165	180
1-5 years	246	-
Total	411	180

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 19 – Leases (cont.)

6.	Amounts recognized in the statement of operation

	Year ended December 31,	Year ended December 31,
	2021	2020
	USD thousands	USD thousands

Amortization of ROU asset	286	146
Interest expenses on lease liability	9	5

Total amounts paid for leasing of the offices in the year ended December 31, 2021 and December 31, 2020, was USD 346 thousand and USD 140 thousand, respectively.

Note 20 - Employee Benefits

Employee benefits include post-employment benefits and short-term benefits.

Regarding benefits to key management employees, see Note 18(B).

The Company has a defined contribution plan in respect of its liability to pay the savings component of provident funds and in relation to employee severance pay, which is subject to Section 14 of the Israeli Severance Pay Law – 1963, according to which the Company pays fixed contributions to pension funds and/or insurance companies that release the Company from any additional severance-related liability. Expenses recognized in respect of such defined contribution plans in the years ended December 31, 2021 and December 31, 2020, amounted to USD 225 thousand and USD 121 thousand, respectively.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 21 – Loss per Share

Weighted average number of ordinary shares

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Issued and paid-in share capital as at January 1	79,866,264	19,870,337	-
Weighted average of the number of ordinary shares of MeaTech 3D Ltd. issued during the year	36,088,237	40,241,860	-
Weighted average of the number of ordinary shares used to calculate basic earnings per share	115,954,501	60,112,197	19,484,478

In prior periods, the weighted average number of the ordinary shares of MeaTech (now known as MeaTech MT Ltd.) was multiplied by the exchange ratio according to which ordinary shares of MeaTech 3D Ltd. were issued in return for ordinary shares of MeaTech in the 2020 reverse acquisition.

At December 31, 2021, 41,902,044 options, warrants and RSUs (in 2020 and 2019, 45,768,424 and 9,839 options respectively) were excluded from the diluted weighted average number of ordinary shares calculation, as their effect would have been anti-dilutive.

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 22 – Agreements, Guarantees and Liens

A.

To secure its undertakings in connection with its lease agreements as described in Note 19, MeaTech provided a bank guarantee in the amount of USD 27 thousand (NIS 85 thousand) For which there's a restricted deposit. MeaTech also restricted a deposit of USD 26 thousand (NIS 80 thousand) in favor of a bank to secure its liabilities with respect to credit cards. The guarantee and deposit were assigned to MeaTech 3D Ltd. upon the Merger.

B.

To secure its undertakings in connection with its future lease agreement, MeaTech 3D Ltd. provided a bank guarantee in the amount of USD 334 thousand (NIS 1,040 thousand) For which there's a restricted deposit.

C.	To secure its undertakings in connection with its lease agreements as described in Note 13, POM provided a bank guarantee in the amount of USD 18 thousand (EUR 15 thousand) For which there's a restricted deposit.

Note 23 – Financial Instruments

The Company has exposure to the following risks from its use of financial instruments: credit, liquidity and market risks.

A.	Framework for risk management

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

MeaTech 3D Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2021

Note 23 – Financial Instruments (cont.)

E.	Fair value

The carrying amounts of financial assets and liabilities, including cash and cash equivalents, other receivables, trade payables and other payables are the same or proximate to their fair value.

In connection with the Company’s Nasdaq public offering, all existing price protection mechanisms were eliminated, as a result of which financing income was recorded.

Note 24 – Subsequent Events

A.

Management Updates

In January 2022, Mr. Sharon Fima stepped down from the positions of Chief Executive Officer, Chief Technology Officer and Director, citing the Company’s current stage of development. Messrs. Steven H. Lavin (Chairman) and Danny Ayalon also stepped down from the Board of Directors, citing the Company’s current stage of development and to pursue other ventures, and Mr. Omri Schanin stepped down from the Board of Directors and continues to serve as MeaTech’s Deputy CEO.

The Company’s Board of Directors appointed Mr. Arik Kaufman to the position of Chief Executive Officer and Mr. Yaron Kaiser to the position of Chairman of the Board of Directors.

B.

Move to New Premises

In March 2022, the Company moved to its new headquarters at 5 David Fikes St., Rehovot, Israel, and terminated the lease at its previous headquarters. The laboratory and office space total approximately 18,300 square feet. The lease for this facility will expire in January 2026, although the Company has an option to renew it for four years. The annual rent (including parking fees) is approximately USD 0.7 million, linked to the Israeli CPI. This move is expected to affect the Company’s estimates regarding lease maturities and right-of-use assets in future reporting periods.

ITEM 19.            EXHIBITS

Exhibit No.	Description
1.1*#	MeaTech 3D Ltd. Articles of Association

2.1*	Form of Deposit Agreement between MeaTech 3D Ltd., the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued by the Company

2.2*	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities pursuant to Section 12 of the Securities and Exchange Act of 1934

4.1#	Rental Agreement by and between the Registrant and Gav-Yam Lands Corp, Ltd., dated May 18, 2021

4.2*	Separation Agreement by and between the Registrant, Ophectra Cannabis Ltd. and Therapin Ltd., dated May 26, 2020

4.3*	Share Purchase Agreement by and between the Registrant, MeaTech Europe BV, Peace of Meat BV and the shareholders of Peace of Meat BV, dated December 3, 2020

4.4	Services and Collaboration Agreement by and between the Registrant and BlueOcean Substainability Fund, LLC, dated October 6, 2021

4.5	Employment Agreement by and between the Registrant and Arik Kaufman, dated March 15, 2022

4.6	Form of Indemnification Agreement

4.7*#	Form of Exculpation Agreement

4.8#	Option and Restricted Stock Unit Allocation Plan

4.9#	Compensation Policy for Directors and Officers as approved on March 8, 2021

8.1	List of Subsidiaries (incorporated by reference to Item 4.C of this Form 20-F)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, member firm of KPMG International, independent registered public accounting firm

*	*	Previously filed as an exhibit to our registration statement on Form F-1 (File No. 333-253257) as filed with the SEC on March 11, 2021 and incorporated by reference herein
#		English translation of original Hebrew document.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for this filing and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

MEATECH 3D LTD.

By:	/s/ Arik Kaufman
Arik Kaufman
Chief Executive Officer

Date: March 24, 2022