Form 20-F
period 2022-12-31
Steakholder Foods Ltd.
filed 2023-04-04
CIK 1828098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number 001-40173

Steakholder Foods Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

5 David Fikes St., P.O. Box 4061
Rehovot 7638205 Israel
(Address of principal executive offices)

Arik Kaufman
+972-73-332-2853
info@steakholderfoods.com
5 David Fikes St., Rehovot 7638205 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, no par value per share	STKH	The Nasdaq Stock Market LLC

Ordinary shares, no par value per share	____	The Nasdaq Stock Market LLC*

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had outstanding 146,471,677 ordinary shares, no par value.

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

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•
references to “Steakholder Foods,” the “Company,” “us,” “we” and “our” refer to Steakholder Innovation Ltd. (formerly MeaTech MT Ltd. and MeaTech Ltd.) from its inception until the consummation of the January 2020 merger described herein, and Steakholder Foods Ltd. (formerly MeaTech 3D Ltd.) (the “Registrant”), an Israeli company, thereafter, unless otherwise required by the context;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no nominal (par) value per share;

•	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “STKH,” each representing ten ordinary shares of the Registrant;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

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

•	our research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process;

•	our expectations regarding the timing for the potential commercial launch of our cultured meat technologies;

•	our ability to successfully manage our planned growth, and any future acquisitions, joint ventures, collaborations or similar transactions;

•	the competitiveness of the market for our cultured meat technologies;

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

SUMMARY OF RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to a number of risks of which you should be aware. You should carefully consider all the information set forth in this Annual Report on Form 20-F and, in particular, should evaluate the specific factors set forth in the sections titled “Risk Factors”. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Among these important risks are, but not limited to, the following:

RISKS RELATED TO OUR FINANCIAL CONDITION AND LIQUIDITY REQUIREMENTS

•	We expect to continue incurring significant losses for the foreseeable future.

•	We will require substantial additional funds to complete our research and development activities.

•	There is substantial doubt as to whether we can continue as a going concern.

•	Raising additional capital may cause dilution to our existing shareholders or restrict our operations.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

•	We have a limited operating history to date.

•	The research and development associated with cultured meat manufacturing is a lengthy process.

•	We intend to engage in future acquisitions, joint ventures or collaborations, which may not be successful.

•	We may not be able to successfully manage our planned growth, and if the market does not grow as we expect, we may not achieve sustainable revenues.

•	Business or economic disruptions may have an adverse impact on our business.

RISKS RELATED TO COMPETITION AND COMMERCIALIZATION OF OUR TECHNOLOGIES

•	We are an early-stage company with an unproven business model.

•	We may suffer reputational harm due to issues with products manufactured by our licensees.

•	Failure to improve our technologies may adversely affect our ability to continue to grow.

•	We may face difficulties if we expand our operations into new geographic regions.

•	Consumer preferences for alternative proteins in general are difficult to predict and may change.

•	We have no manufacturing experience or resources, and we may have issues in obtaining raw materials.

•	Litigation or legal proceedings, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties or otherwise expose us to significant liabilities.

RISKS RELATED TO OUR OPERATIONS

•	We expect that a small number of customers will account for a significant portion of our revenues, and we may be exposed to the credit risks of our customers.

•
If we are unable to attract and retain qualified employees, our ability to implement our business plan may be adversely affected, and we may not be able to enforce covenants not to compete under applicable employment laws.

•	Insurance policies may not fully cover the risk of loss to which we are exposed.

•	Our business, reputation and operations could suffer in the event of information technology system failures or a cybersecurity incident.

•	Food safety and food-borne illness incidents may materially adversely affect our business.

RISKS RELATED TO GOVERNMENT REGULATION

•	Products utilizing our technologies will be subject to regulations that could adversely affect our business and results of operations.

•	Any changes in, or failure by our supplier to comply with, applicable laws, regulations or policies could adversely affect our business.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY AND POTENTIAL LITIGATION

•	If we are unable to obtain and maintain our intellectual property rights, we may not be able to compete effectively in our markets.

•	Intellectual property rights of third parties could adversely affect our ability to successfully commercialize our products and may prevent or delay our development and commercialization.

•	Patent policy and rule changes could increase uncertainties and costs.

•	We may be involved in lawsuits to protect or enforce our or third party intellectual property rights.

•
Our articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

•	Political, economic and military conditions in Israel could have an adverse impact on our business.

•	We are exposed to fluctuations in currency exchange rates.

•	Enforcing a U.S. judgment against us and our executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

•
Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

•	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

•	Our articles of association and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ADSs.

RISKS RELATED TO OWNERSHIP OF THE ADSs

•	The ADS price may be volatile, and you may lose all or part of your investment.

•	We have never paid dividends on our share capital, nor do we intend to pay dividends for the foreseeable future.

•	ADS holders may not receive the same distributions or dividends as those we make to the holders of our ordinary shares.

•	ADS holders do not have the same rights as our shareholders.

•	ADS holders may be subject to limitations on transfer of their ADSs.

•	We follow certain home country corporate governance practices instead of certain Nasdaq and Exchange Act requirements.

•	If we are a “passive foreign investment company” for U.S. income tax purposes, there may be adverse tax consequences to U.S. investors.

•	If we are a controlled foreign corporation, there could be adverse U.S. income tax consequences to certain U.S. holders.

RISKS RELATED TO OUR FINANCIAL CONDITION AND LIQUIDITY REQUIREMENTS

We expect to continue incurring significant losses for the foreseeable future and may never become profitable.

We have experienced net losses in every period since the inception of our predecessor entity, Steakholder Innovation Ltd., or Steakholder Innovation. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. These activities may prove more expensive than we anticipate. We incur significant expenses in developing our technologies. Accordingly, we may not be able to achieve or sustain profitability, and we expect to incur significant losses for the foreseeable future.

Steakholder Innovation, commenced cultured meat development operations in September 2019, and we continue to be in the early stages of development of our technologies. As a result, we have not generated any revenues since inception of our cultured meat operations, and we do not expect to generate any revenue from operations for the foreseeable future. We may not be able to develop the technology for manufacturing cultured meat at all, or meet the additional technological challenges to scaling such technology up to an industrial scale from our research and development efforts or successfully market and license our technologies, once approved. In addition, there is no certainty that there will be sufficient demand to justify the production and marketing of cultured meat products. The market for alternative proteins in general, and cultured meats specifically, may be small or may not develop.

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

A significant portion of our research and development activities has been financed by the issuance of equity securities. We believe that we will continue to expend substantial resources for the foreseeable future as we work to develop our technologies. These expenditures are expected to include costs associated with research and development, manufacturing and supply, as well as general operating expenses. In addition, other unanticipated costs may arise.

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

Our consolidated financial statements as of December 31, 2022 contain an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any measurement or presentation adjustment for assets or liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception, have not generated any revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2022, totaled approximately $67.7 million, and we expect to continue to incur substantial losses in future periods while we continue our research and development activities.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies.

Until such time, if ever, we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, government contracts, government and/or other third-party grants or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We will require substantial funding to fund our anticipated commercialization efforts and fund our operating expenses and other activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail our research or development program, or a part thereof, which would adversely impact our potential revenues, results of operations and financial condition.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

We have a limited operating history to date and our business prospects will be dependent on our ability to meet a number of challenges.

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

We do not currently have any products or technologies approved for sale and we are still in the early stages of development. To date, we have limited data on the ability of our technologies to successfully manufacture cultured meat, towards which we have devoted substantial resources. We may not be successful in developing our technologies in a manner sufficient to support our expected scale-ups and future growth, or at all.  We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to the development of technologies designed to enable us to market industrial-scale cultured meat manufacturing processes.  We cannot guarantee that we will be successful in developing these technologies on the timeline we expect or at all. If we are able to successfully develop our cultured meat technologies, we cannot ensure that we will obtain regulatory approval or that, following approval, upon commercialization our technologies will achieve market acceptance.  Any such delay or failure would materially and adversely affect our financial condition, results of operations and prospects.

The research and development associated with technologies for cultured meat manufacturing, including three-dimensional meat production, is a lengthy and complex process.

We are focused on developing commercial technologies that companies can license to manufacture alternative foods without the need for animal butchery. To develop our cultured meat steak technology, we are developing cellular agriculture technology, such as cell lines and approaches to working with plant-based cell-growth media in a scalable process. We are currently planning to scale up the printing process to provide us with industrial-scale capabilities. If we are unable to successfully develop our cultured meat manufacturing technologies, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

We may engage in future acquisitions, joint ventures or collaborations, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

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

We have entered into collaborations with partner organizations, and may enter into future collaborations under which our collaborators may provide funding and other resources for developing and commercializing our cultured meat manufacturing technologies. We expect to enter into additional collaborations to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

•	collaborators may not perform or prioritize their obligations as expected;

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

Business or economic disruptions or global health concerns may have an adverse impact on our business and results of operations.

The COVID-19 pandemic negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. Many countries around the world, including in Israel, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, restrictions on travel and the movement of people, and other material limitations on the conduct of business. The extent of the impact of future disruptions, such as another pandemic, on our business and financial performance, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, are uncertain and cannot be predicted.

RISKS RELATED TO COMPETITION AND COMMERCIALIZATION OF OUR TECHNOLOGIES

We are an early-stage company with an unproven business model, which makes it difficult to evaluate our current business and future prospects.

We have no established basis to assure investors that our business strategies will be successful. We are dependent on unproven technologies and we have no basis to predict acceptance of our technologies by potential licensees and their customers. The market for cultured meat is new and untested. As a result, the revenue and income potential of our business and our market are unproven. Further, because of our limited operating history and early stage of development, and because the market for cultured meat is relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business.

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

We have no manufacturing experience. In order to develop and license our technologies, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. We may experience difficulty in obtaining adequate and timely manufacturing capacity for our proprietary cultured meat printers and bio-inks. We intend to begin manufacturing certain of our cultured meat products in a pilot facility but we do not own or lease facilities currently that could be used to manufacture any products that we might develop on an industrial scale, nor do we have the resources at this time to acquire or lease suitable facilities. If we are unable to build the necessary internal manufacturing capability or obtain this capability through third parties we will not be able to commercialize our technologies.  Even if we develop or obtain the necessary manufacturing capacity, if we fail to comply with regulations, to obtain the necessary licenses and knowhow or to obtain the requisite financing in order to comply with all applicable regulations and to own or lease the required facilities in order to manufacture products, we could be forced to cease operations.

Our limited manufacturing capabilities are nascent, and if we fail to effectively develop manufacturing and production capabilities, our business and operating results and our brand reputation could be harmed.

If we are unable to develop manufacturing capacity to commence cultivated meat production, we may not be able to expedite our market entry or develop an industrial process for cultivating and producing real meat cuts. Additionally, there is risk in our ability to effectively scale production processes, if developed, to optimize manufacturing capacity for specific products and effectively manage our supply chain requirements, which involves accurately forecasting demand for each of our products and inventory needs in order to ensure we have adequate available manufacturing capacity for each such product and to ensure we are effectively managing our inventory. Our forecasts may be based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) and adequate inventory supply in order to meet the demand for our products, which could prevent us from developing our industrial process and harm our business and prospects.

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

We operate in a constantly evolving legal and regulatory framework. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, we cannot assure you that our employees, temporary workers, contractors or agents will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. For example, in November 2020, the Israel Securities Authority, or ISA, initiated an administrative proceeding against us claiming negligent misstatement regarding certain immediate and periodic reports published by our predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech. These reports relate to Ophectra’s activities prior to establishment of the settlement fund in connection with the merger. In April 2021, following negotiations with the ISA, we agreed to settle the matter for NIS 0.7 million ($0.2 million). The settlement is subject to approval of the ISA’s Enforcement Committee.

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

The loss of the service of our employees, such as Mr. Arik Kaufman, our Chief Executive Officer, would likely delay our achievement of product development and other business objectives, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our Ordinary Shares to decline. Although we have employment agreements with our key employees, these employees could terminate their employment with us at any time on relatively short notice. We do not carry key man life insurance on any of our executive officers.

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

Food safety and food-borne illness incidents may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our suppliers or co-manufacturers, could result in the discontinuance of sales of these products or our relationships with such suppliers or co-manufacturers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, comparable state laws or foreign laws such as those of the European Union and the United Kingdom. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. FDA regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering (i.e., intentional adulteration) designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of intentional adulteration, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Non-compliance with environmental, social, and governance, or ESG, practices could harm our reputation, or otherwise adversely impact our business, while increased attention to ESG initiatives could increase our costs.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Certain market participants, including institutional investors and capital providers, are increasingly placing importance on the impact of their investments and are thus focusing on corporate ESG practices, including the use of third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions, and engaging with companies to encourage changes to their practices. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry. If we do not comply with investor or stockholder expectations and standards in connection with our ESG initiatives or are perceived to have not addressed ESG issues within our company, our business and reputation could be negatively impacted and our share price could be materially and adversely affected, as well as our access to and cost of capital.

While we may, at times, engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve the ESG profile of our company and/or products, such initiatives or achievements of such commitments may not have the desired effect and may be costly.

In addition, we may commit to certain initiatives or goals but not ultimately achieve such commitments or goals due to factors that are both within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary. In addition, increasing ESG-related regulation, such as the SEC’s climate disclosure proposal, may also result in increased compliance costs or scrutiny.

Expectations around a company's management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

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

We are focused on developing a novel, proprietary three-dimensional bioprinter to deposit layers of cells (including stem cells and differentiated stem cells), scaffolding, and cell nutrients in a three-dimensional form of structured cultured meat. The cultured meat, in turn, will be produced by our customers. We do not intend to manufacture, distribute and sell branded cultured-meat end products for consumer consumption.

For the reasons discussed below, we ourselves do not expect to be directly regulated by the FDA for United States compliance purposes but will apply FDA’s food contact substance standards or analogous foreign regulations when developing our three-dimensional bioprinter. Specifically, we intend to license our production technology, as well as provide associated products and services to food processing and food retail companies through a B2B model. From a regulatory perspective, in the United States, we expect companies manufacturing finished cultured meat products to be subject to regulation by various government agencies, including the FDA, the USDA, the U.S. Federal Trade Commission, or FTC, Occupational Safety and Health Administration and the Environmental Protection Agency, as well as the requirements of various state and local agencies and laws, such as the California Safe Drinking Water and Toxic Enforcement Act of 1986. We likewise expect these products to be regulated by equivalent agencies outside the United States by various international regulatory bodies.

As the manufacturer of technology used to produce cultured meat, and consistent with the Federal Food, Drug and Cosmetic Act, Federal Meat Inspection Act, and Poultry Products Inspection Act, we believe we will not be directly regulated by the FDA or USDA. Rather, we believe the regulatory obligation falls on our customers — cultured meat producers — to ensure that all food produced using our technology is wholesome and not adulterated. Consistent with food industry norms, we expect that our customers will therefore request assurances from us that our products are suitable for their intended use from an FDA regulatory perspective. Therefore, we plan to apply FDA food safety standards when developing our three-dimensional bioprinter as a means of assuring our customers that our bioprinter is safe for its intended use and will not result in the production of adulterated food. In particular, we plan to apply applicable food contact substance requirements, such as those of the FDA, when developing its three-dimensional bioprinter as a means of assuring customers using the Company's technology that our bioprinter is safe for its intended use and will not result in the production of adulterated food. If we are unable to provide regulatory compliance assurance to our customers, we expect that our ability to license our production technology would be adversely impacted.

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

The USDA, state regulators or similar foreign regulatory authorities, such as Health Canada or the Canadian Food Inspection Agency, or CFIA, or authorities of the EU or the EU member states (e.g., European Food Safety Authority, or EFSA), could take action to impact our ability to use the term “meat” or similar words, such as “beef”, to describe the product our bioprinters will produce. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the USDA, CFIA, EFSA or other regulators could interpret the use of the term “meat” or any similar phrase(s) to describe our cultured meat products as false or misleading or likely to create an erroneous impression regarding their composition. In the U.S., USDA will develop new labeling requirements for foods under its jurisdiction produced through cell culture technology as noted in an Advance Notice of Proposed Rulemaking, or ANPR, published in September 2021.

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

We have a growing portfolio of 18 patents and provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and when the time comes, in various patent offices around the world, such as Israel, China, Japan, Europe, Canada, and South Korea. Three of the pending patent applications were filed through the Paris Convention Treaty, or PCT. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

Our articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act (for the avoidance of any doubt, such provision does not apply to any claim asserting a cause of action arising under the Exchange Act). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of the articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of the articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

If there are significant shifts in the political, economic and military conditions in Israel, it could have an adverse impact on our operations.

Our corporate headquarters and research and development facilities are located in Israel. In addition, most of our employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities from Hezbollah in Lebanon and from Hamas in the Gaza Strip, which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from the civil war in Syria and from Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although we expect that the Israeli government will cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. Any such matters could adversely affect our operations and results of operations, and any losses or damages incurred by us as the result of such a conflict could have an adverse impact on our business.

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

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Because a substantial portion of our revenues is expected to be generated in currencies other than our functional currency, we will be exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition.

In the future, we expect that a substantial portion of our revenues will be generated in currencies other than our functional currency. Our functional currency, in which we currently maintain our financial records, is NIS, and our presentation currency, in which we report our financial results, is USD. The functional currency of Steakholder Foods Europe BV and Peace of Meat BV, or Peace of Meat, in which it currently maintains its financial records, is Euros. As a result, our revenues for financial statement purposes might be negatively affected by fluctuations in the exchange rates of currencies in the countries in which our technologies may be licensed, and supplementary services provided and products sold.

Currency exchange controls may restrict our ability to utilize our cash flows.1

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

We are incorporated in Israel. Our executive officers and directors reside in Israel and most of our assets and the assets of these persons are located outside of the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain, a judgment based on the civil liability provisions of the U.S. federal securities laws. Israeli courts may refuse hear a claim based on a violation of U.S. securities laws against us or any of our non-U.S. executive officers and directors because Israel may not be the most appropriate forum to bring such a claim.

In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli, and not U.S., law is applicable to the claim. Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or any of our non-U.S. executive officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if (among other things) it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, or if it was obtained by fraud or in absence of due process, or if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, at the time the foreign action was brought.

As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index, or Israeli CPI, plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rate fluctuations.

Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall, unless we consent otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the articles of association will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes us Company or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, each of our shareholders has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations toward us and other shareholders and to refrain from abusing its power in, among other things, voting at shareholder meetings on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder has a duty to act in fairness toward us. Israeli law does not clearly define the substance of these duties. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli corporate and tax law may deter acquisition transactions.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer, which as a result would result in the acquirer to hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), requires the acquirer by the Israeli Companies Law, 1999, or the Companies Law, to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). The full tender offer can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital (or the applicable class) and if a majority of the offerees that do not have a personal interest in the tender offer; unless, the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following date of acceptance of the tender offer, , and petition an Israeli court to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

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

Our articles of association and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ADSs.

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the our ADSs. Among other things:

•	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•
Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our articles of association divide our directors into three classes, each of which is elected once every three years;

•
our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and solely the amendment of the provision relating to the removal of members of our board of directors, require a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;

•	our articles of association provide that director vacancies may be filled by our board of directors.

RISKS RELATED TO OWNERSHIP OF THE ADSs

If we are unable to maintain compliance with Nasdaq listing standards, our ADSs may be delisted from the Nasdaq Stock Market and you may face significant restrictions on the resale of your shares.

There can be no assurances that we will be able to maintain our Nasdaq listing in the future. On March 27, 2023, we received a notification from Nasdaq that the trading price of our ADSs did not meet the minimum bid price requirement of $1.00 per share for a period of 30 consecutive trading days. We were granted a 180-day compliance period, or September 18, 2023, to regain compliance by achieving a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. In the event we are unable to regain compliance with the Nasdaq Capital Market listing standards and our ADSs are delisted from the exchange, it would, among other things, likely lead to a number of negative implications, including an adverse effect on the price of our ADSs, reduced liquidity in our ADSs and greater difficulty in obtaining financing. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, prevent our ADSs from dropping below the Nasdaq minimum bid price requirement in the future, or prevent future non-compliance with Nasdaq’s listing requirements. If we cannot restore our compliance with Nasdaq’s listing requirements, we would pursue eligibility for trading of these securities on other markets or exchanges, such as the OTCQB or OTCQX, which are unorganized, inter-dealer, over-the-counter markets which provides significantly less liquidity than the Nasdaq Capital Market or other national securities exchanges.

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

If we are a “passive foreign investment company” for U.S. federal income tax purposes, there may be adverse U.S. federal income tax consequences to U.S. investors

Based on our income and assets, we believe that we may be treated as a PFIC for the preceding taxable year. However, the determination of our PFIC status is made annually based on the factual tests described below. Consequently, while we may be a PFIC in future years, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC in the current taxable year or any future taxable years. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of the average percentage of our assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we will be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business should not be considered passive income for purposes of the PFIC test. For example, if we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined in “Item 10.—Additional Information—Taxation — Material United States federal income tax considerations”) holds ordinary shares or ADSs, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. See “Item 10.—Additional Information—Taxation—Passive foreign investment company considerations.”

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

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” “tested income,” “global intangible low-taxed income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Internal Revenue Code of 1986, as amended, or the Code) who owns or is considered to own, directly, indirectly, or constructively, 10% or more of the value or total combined voting power of all classes of stock entitled to vote of such corporation.

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

A. History and Development of the Company

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech Ltd. and later Steakholder Innovation Ltd., or Steakholder Innovation, and commenced our cultured meat technology development operations. In January 2020, Steakholder Innovation completed a merger with Ophectra Real Estate and Investment Ltd., or Ophectra, a company incorporated in Israel whose shares were traded on the TASE, whereupon the name of Ophectra was changed to Meat-Tech 3D Ltd., then MeaTech 3D Ltd. and finally Steakholder Foods Ltd., or Steakholder Foods.

According to the terms of the merger, Steakholder Foods acquired all outstanding shares of Steakholder Innovation from the shareholders of Steakholder Innovation, in return for the issuance of ordinary shares to the shareholders of Steakholder Innovation, as well as non-tradable merger warrants to receive ordinary shares upon the achievement of pre-defined milestones, which were achieved in 2020 and 2021. Steakholder Innovation become Steakholder Foods’ wholly-owned subsidiary.

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

Although Steakholder Foods was the legal acquirer of Steakholder Innovation’s shares as described above, the merger was not considered a business acquisition as defined in IFRS 3. As a result, it was determined that Steakholder Innovation is the acquirer of the business for accounting purposes and the transaction was treated as a reverse acquisition that does not constitute a business combination.

Therefore, the consolidated financial statements and financial data included herein for all periods through and including December 31, 2019 were adjusted retroactively to reflect the financial statements of Steakholder Innovation, other than the information concerning earnings per share, which is presented according to the equity information of Steakholder Foods (then called Ophectra Real Estate and Investments Ltd.), and our consolidated financial statements and financial data included herein from January 1, 2020 onward relate to Steakholder Foods.

We temporarily maintained ownership of 14.74% of the outstanding shares of Therapin Ltd., or Therapin, a company incorporated in Israel, while considering a possible collaboration, however, in May 2020, we returned these holdings to Therapin, and agreed to convert our investment of NIS 7.25 million in Therapin into an interest-free loan, to be repaid by the latter at a rate of NIS 0.48 million per annum for ten years (NIS 4.8 million in total) or in full upon an exit event, plus NIS 2.45 million to be paid upon an exit event, including a public offering, or repayment of 14.74% of any distributable surplus or dividend distributed by Therapin, up to the amount of the outstanding balance, as detailed in our separation agreement with Therapin. As part of the agreement, Therapin gave us an option to convert the cash payment to equity of Therapin.

B. Business Overview

Overview

We are an international deep-tech food company, headquartered in Rehovot, Israel, that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We believe that cultivated meat technologies hold significant potential to improve meat production, develop a sustainable livestock system, simplify the meat supply chain, and offer consumers a range of new product offerings.

We are on a mission to make meat sustainable, delicious, and clean. We aim to provide an alternative to industrialized animal farming that reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. By adopting a modular factory design, we expect to be able to offer a sustainable solution for producing a variety of beef, chicken, pork and seafood products, both as raw materials and whole cuts.

We are developing cultivated meat technologies, including three-dimensional printing technology, together with biotechnology processes and customizable manufacturing processes in order to manufacture cultivated meat that does not require animal slaughter. We are developing a novel, proprietary three-dimensional bioprinter to deposit layers of customized bio-ink in a three-dimensional geometry to form structured cultivated meat. We believe that the cultivated meat production processes we are developing, which are designed to offer our eventual customers an alternative to industrial slaughter, have the potential to improve the quality of the environment, shorten global food supply chains, and reduce the likelihood of health hazards such as zoonotic diseases transferred from animals to humans (including viruses, such as virulent avian influenza and COVID-19, and drug-resistant bacterial pathogens, such as some strains of salmonella).

In August 2020, we announced the completion of Project Carpaccio, whereby we printed a thin slice of meat consisting of muscle and fat tissue developed from stem cells, having developed the entire growth process of the tissue components, followed by three-dimensional printing using our dedicated, in-house printer.

In December 2021, we announced that we had successfully three-dimensionally printed a 3.67 oz cultivated steak, primarily composed of cultivated fat and muscle tissues. While cultivated meat companies have made some progress developing unstructured, or even undifferentiated, alternative meat products, such as minced meat and sausage, to the best of our knowledge, the industry has struggled in developing high-margin, high-value structured and cultivated meat products such as steak. Unlike minced meat, a cultivated meat steak product has to grow in fibers and contain connective tissues and fat. To be adopted by diners, we believe that cultivated steaks will need to be meticulously engineered to look and smell like conventional meat, both before and after cooking, and to taste and feel like meat to the diner. We believe that we are the first company to be developing both a proprietary bioprinter and the related processes for growing cultivated meat to focus on what we believe is a high value sector of the alternative protein market.

In May 2022, we joined the UN Global Compact initiative, committing to ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption and to act in support of the issues embodied in the UN’s Sustainable Development Goals.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and Tel Aviv Stock Exchange, or TASE, -traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of BlueOcean Sustainability Fund, LLC, or BlueSoundWaves, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which has partnered with Steakholder to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values.

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

According to Statista, the value of the global meat sector was estimated at $838 billion in 2020, and was forecast to increase to $1.157 billion by 2025. According to market research firm Fortune Business Insights, the global meat substitute market was estimated at $5.4 billion in 2021 and is expected to grow to $10.8 billion by 2028. McKinsey & Company estimates between $20 and $25 billion in sales by 2030, and with regard to the longer term, Barclays predicted in November 2021 that by 2040, 20% of the demand for meat globally will be provided by cultivated meat – a $450 billion market opportunity. Jefferies likewise forecasts a $240-470 billion meat market, with 9%-18% of global meat demand provided by cultivated meat by 2040.

The meat industry is showing strong interest in the alternative protein space, both in plant-based and cell-based proteins. There are several drivers underlying the strong engagement with alternative proteins. We believe consumers are looking for less harmful protein sources, with approaches such as flexitarianism already an established middle path between vegetarian diets and those heavy in animal proteins, such as the paleo diet. Many meat processors have experienced the worst of the COVID-19 pandemic outbreaks and are seeking to minimize human involvement in the manufacturing process. To that end, retailers such as Costco and Walmart are increasingly opening their own meat processing facilities on which they can rely exclusively without the involvement of third party manufacturers.

Limitations of Conventional Meat Production

In addition to questions about whether conventional meat production can adequately provide for the growing global population, conventional meat production raises serious environmental issues.  According to the United Nations, 8% of the world’s freshwater is used for raising livestock for meat and leather. At least 18% of the greenhouse gases entering the atmosphere are from the livestock industry. 26% of the planet’s ice-free land is used for livestock grazing and 33% of croplands are used for animal feed.  With regard to treatment of animals in conventional meat production, more than 70 billion animals are slaughtered annually with steady increases to be expected in line with increased demand for meat.

Another common consumer concern with industrial-scale animal rearing is the reliance on the intensive use of antibiotics. Antibiotics are used in livestock, especially pigs and poultry, to manage animal health, and to treat or prophylactically prevent diseases such as avian flu and swine flu. Their effects on human health have not been fully resolved, with concerns including the potential growth of antibiotic-resistant diseases in meat for human consumption.

Existing Alternative Proteins and their Limitations

Negative consumer sentiment towards the perceived ethical, health and environmental effects of the global meat industry help explain the strong focus that has developed on creating methods of protein production that are more sustainable, nutritious and conscious of animal welfare. Recent years have seen a combination of increasing consumer awareness and advanced technological development that has led to substantially increased demand for proteins that do not involve animal slaughter besides traditional plant-based proteins, such as soy, peas and chickpeas. Some of the alternative proteins being developed for human consumption for this purpose include:

Mycoproteins: Some of the most commercially successful novel alternative protein products are currently mycoproteins, which are derived from fungi. They are high in protein and fiber, low in saturated fat, and contain no cholesterol.  However, they have been associated with allergic and gastrointestinal reactions. They are fermented to become a dough, which can develop a texture similar to that of meat.

Jackfruit: Jackfruit is a tropical fruit native to India, which has a similar taste to fruits such as apples and mangoes. While it contains substantially greater protein than these fruits, its protein content is lower than that of meat. Therefore, while its texture is somewhat similar to that of shredded meat, it is not generally viewed as an alternative to meat for consumers used to animal proteins, due to the difference in taste from traditional meat products, and its lower protein content.

Insects: Insects are an environmentally-friendly source of protein that requires significantly less land and water, and emits significantly less greenhouse gases than large mammals raised for slaughter. In addition, they can be fed food unsuitable for livestock that would otherwise be wasted. While crickets are the most common source of edible insects, research is currently taking place on new insect species of value for food production, as well as methods to produce them economically at scale. Insects can be consumed in their natural state; however many cultures consider insect consumption to be taboo and many people are disgusted by the idea.  As a result, research is taking place into developing insect-based products in different forms not easily discernable as insect-based, including flour.

The Cultivated Meat Solution

We believe that cultivated meat grown through cellular agriculture, which aims to produce cultivated animal proteins without the need for large-scale slaughter, has the potential to satisfy consumer desire for meat while also avoiding the negative impacts of conventional meat production. Cellular agriculture is an efficient, closely-controlled indoor agricultural process that utilizes advanced technologies with conceptual similarities to hydroponics, which are used for growing meat cells rather than fruit. Cultivated meat is grown in cell culture rather than inside animals and applies tissue engineering practices for fat and muscle production for the purpose of human consumption. Instead of animal slaughter, stem cells are isolated from animal tissue, such as from an umbilical cord (following birth), an adipose or a muscle tissue, and then cultivated in vitro to form protein biomass, muscle fibers and fat cells. While also known as “cultured meat”, “clean meat”, “in vitro meat” or “lab-grown meat”, the term “cultivated meat” has gained the most traction as of late and is the term believed to best appeal to consumers.

Cultivated meat production is an advanced technology that operates as part of the wider field of cellular agriculture, which entails growing animal cells in bioreactors and is an emerging solution to the growing demand for alternative proteins. We are aware of a few dozen companies and institutions actively working to develop technologies and other products to meet this demand, some of whom are focused on producing red and white meats, while others are focused on fish and crustaceans. Some of these companies are working on culturing various types of cells, such as chicken, pork, kangaroo and foie gras. We believe this push of scaling-up cellular agriculture has the potential to offer a solution to the scale and environmental challenges confronting conventional meat production. Other alternative protein companies are already selling plant-based meat substitutes, but to our knowledge, these companies are not focused on the production of real meat products produced with animal cells.

We are engaged with experimentation to develop optimal and cost-effective cell culture media composition. In so doing, we are also exploring a range of types of and sources for growth factors suited to cell culture. These sources are expected to be sustainable and ethical, providing a route to enabling efficient and cost-effective processes. While many challenges remain, surveys are consistently showing consumer openness toward, and enthusiasm for, cultivated meat. According to “Consumer Acceptance of Cultured Meat: An Updated Review (2018–2020)” published by researchers at the University of Bath, “the evidence suggests that, while most people see more societal benefits than personal benefits of eating cultivated meat, there is a large potential market for cultivated meat products in many countries around the world. Cultivated meat is generally seen as more acceptable than other food technologies, and more appealing than other alternative proteins like insects. Although it is not as broadly appealing as plant-based proteins, evidence suggests it may be more uniquely positioned to appeal to meat-lovers who are resistant to other alternative proteins, and it is more appealing to certain demographic groups”.

We believe that cultivated meat could have several potential advantages over conventionally-harvested meat:

•
Environmental: At least 18% of the greenhouse gases entering the atmosphere today are from the livestock industry. Research shows that the expected environmental footprint of cultivated meat includes approximately 78% to 96% fewer greenhouse gas emissions, 63%-95% less land use, 51% to 78% less water use, and 7% to 45% less energy use than conventionally-produced beef, lamb, pork and poultry. This suggests that the environmental consequences of switching from large-scale, factory farming to lab-grown cultivated meat could have a long-term positive impact on the environment.

•
Mitigating and reducing of health risks: Another potential benefit of cultivated meat is that its growth environment is designed to be less susceptible to biological risk and disease, through standardized, tailored production methods consistent with controlled manufacturing practices that are designed to contribute to improved nutrition, health and wellbeing. Therefore, cultivated meat reduces the risk of new diseases and future pandemics. Plant-based and cultivated meats are expected to be insusceptible to animal diseases and should therefore not contribute to pandemic risk because they do not require the use of live animals. Moreover, cultivated meat does not require antibiotics during its production and therefore will not contribute to antibiotic resistance.

•
Cost: While the precise economic value of harvested cells has yet to be determined, the potential to harvest large numbers of cells from a small number of live donor animals gives rise to the possibility of considerably higher returns than traditional agriculture, with production cycles potentially measured in months rather than years. By comparison, raising a cow for slaughter generally takes an average of 18 months, over which period 15,400 liters of water and 7 kilograms of feed will be consumed for every kilogram of beef produced. While the original cultivated burger is thought to have cost around $330 thousand, consulting firm CE Delft estimates that economies of scale combined with technological improvements will bring the cost of cultivated meat down to less than $8 per kilogram by 2035.

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

•
Food Waste: The conventional meat industry’s largest waste management problem relates to the disposal of partially-used carcasses, which are usually buried, incinerated, rendered or composted, with attendant problems such as land, water or air pollution. Cultivated meat offers a potential solution for this problem, with only the desired cuts of meat being produced for consumption and only minimal waste product generated with no leftover carcass.

Our Strategy

Our vision is to be a global leader in the production of meat through advanced biotechnology and engineering solutions for a more sustainable world, enabling the production of the food of the future. We are committed to making the right choice of meat for end consumers simple by developing high-quality meat that is slaughter-free, delicious, nutritious, and safer than farm-raised meat, We accomplish this by adopting a factory design intended to offer a sustainable solution for producing a variety of beef, chicken, sea-food and pork products, whether as raw materials or final consumer products.

Our technologies and processes have the potential to be sustainable. We are developing a meat production process that is designed to provide sustainability in an industry that, due to inefficiencies inherent in conventional meat farming, is not otherwise expected to be able to meet the growing demand for protein caused by rising population numbers and global affluence. These include the large amounts of land and water use that are needed for raising livestock, which causes precious natural resources to be squandered and the release of methane and other greenhouse gases by livestock.

We are designing our cellular agriculture and bioprinting processes to be modular so that customers can initiate their cultivated meat activities at scales suitable for their specific needs and to grow their activities as their needs evolve. Whether a customer wishes to manufacture a hybrid product that includes cultivated and plant-based ingredients, cultivated fat as a raw material, or even 3D-printed steak, each facility can be adapted to scale-out product capabilities and production volumes.

We are developing a fully automated, clean and proprietary process for cultivated meat manufacturing in a controlled, sterile environment, which is expected to significantly increase food safety. Our production facilities will not house a single animal and will contain robust integrated monitoring systems and minimal human interaction, which will greatly reduce the risk of pathogen contamination of the type claimed to have caused the COVID-19 pandemic and numerous other human health crises.

We have carefully selected personnel for our management team who possess substantial industry experience, from diverse fields including the food industry, business development bioprinting, tissue engineering, industrial stem cell growth, software engineering, electronic and mechanical engineering and print materials development. We believe that this blend of talent and experience in managers who share our core values gives us the requisite insights and capabilities to execute our plan to develop technologies designed to meet demand in a scalable, profitable and sustainable way.

To achieve our mission, we intend to:

•
Commercialize our technologies for use in consumer and business markets. We intend to commercialize our three-dimensional bio-printing capabilities, while also customizing bio-inks to enable the production of products based on a wide range of species in accordance with the needs of our partners and customers. We also intend to provide ingredients to business customers for use in consumer products in order to help meet the growing demand for sustainable, slaughter-free cultivated meat products. For example, manufacturers of meat alternatives, such as vegetarian sausages, may choose to include our cultivated fat biomass in their products in order to deliver the signature meaty flavors, aromas and textures of the meat that is otherwise provided by the conventional meat of species such as chicken, beef and pork. We believe that this combination has the potential to unlock a new level of meat experience.

•
Perfect the development of our cultivated meat manufacturing technology and processes.  We intend to continue developing and refining our processes, procedures and equipment until we are in a position to commercialize our technologies, whether by manufacturing final products for consumers (B2B2C models) or ingredients for industrial use, as well as in outlicensing (B2B models). We are continuing to tackle the technological challenges involved in scaling up both our biological and printing processes to industrial-scale levels.

In addition, we intend to license our production technology as well as provide associated products, such as cell lines, printheads, bioreactors and incubators, and services, such as technology implementation, training, and engineering support, whether directly or through contractors, to companies in fields including food processing, food retail and cultivated meat.  We intend to charge our customers a production license fee, based upon the amount of meat printed. We expect that each production facility will periodically require us to provide them with our proprietary materials, such as fresh sets of starter cells, for a fee. In addition, other materials used in the production process, such as cell-culture media and additives in our bio-inks may be sourced from third parties. Whether these materials are customized for the specifics of our production processes, “white-labelled” generic materials or proprietary materials that we have developed, we may charge a fee for restocking such materials; however, we have not yet reached the stage where it would be possible to estimate to what extent this would contribute to any future revenue stream. Finally, we intend to provide paid product implementation and guidance services to our customers looking to establish cultivated meat manufacturing facilities. We expect that each facility licensing our technologies will need to deal with novel challenges and, as a result, will require the assistance of our expert knowledge in order to set up and implement our licensed technologies.

In December 2022, we announced that we will focus on commercialization of our 3D bio-printer in 2023 to accelerate our go-to-market strategy through business collaborations and partnerships. To facilitate an accelerated go-to-market plan, we will focus resources on dedicating business personnel to create and develop partnerships during 2023.

•
Develop additional alternative proteins to meet growing industry demand. There are substantial technological challenges inherent in expanding our offering beyond our current cultivated beef technologies to additional alternative proteins and cell lines.  However, we believe that our experience, know-how and intellectual property portfolio form an excellent basis from which to surmount such challenges. In January 2023, we announced a collaboration with Singaporean cultivated seafood developer, Umami Meats, to develop 3D-printed structured eel and grouper products pursuant to a grant from the Singapore-Israel R&D Foundation. The initiative is being funded by a grant from the Singapore-Israel Industrial R&D Foundation (SIIRD), a cooperation between Enterprise Singapore (ESG) and the Israel Innovation Authority (IIA). The collaboration aims to develop a scalable process for producing structured cultivated fish products and will involve the use of our newly-developed technology for mimicking the flaky texture of cooked fish which was the subject of a recent patent application.

By the end of the first quarter of 2023, we intend to complete the project’s first prototype, a structured hybrid grouper product printed using our proprietary three-dimensional bio-printing technology and bio-inks, customized for cells provided by Umami Meats.

•
Acquire synergistic and complementary technologies and assets.  We intend to optimize our processes and diversify our product range to expand the cultivated meat technologies upon which marketable products can be based. We intend to accomplish this through a combination of internal development, acquisitions and collaborations, with a view to complementing our own processes and diversifying our product range along the cultivated meat production value chain in order to introduce cultivated products to the global market as quickly as possible. See also “- Additional Technologies” below.

The Commercialization Roadmap

The following table sets forth a road map for the expected commercialization of substitutes for conventionally-farmed meat, which include:

•	Fully-plant-based meat-like offerings that are already commercially available but lack the organoleptic properties of meat, primarily flavor, aroma, texture and color;

•	Hybrid meat products of the type that we are developing, which combines real cultivated fat with plant-based protein to offer meatier products with enhanced organoleptic properties;

•	Unstructured meat products, such as hamburgers and minced meat;

•	Thee-dimensional, printed, hybrid, structured products such as hybrid steaks, chicken breast and fish fillets (“ready to cook”); and

•	Fully-cultivated structured meat products, such as 3D-printed steaks.

Evolving alt-meat landscape

Complexity
Plant-based
alternative products
Cultivated
hybrid products
Thin tissue of
premium
cultivated meat
Cultivated
whole-cut
premium meat
Time

* All hybrid and cultivated images are Steakholder Foods' **original visuals**.

We are focusing on developing complex structured products, starting with ready-to-cook structured hybrid products, followed by fully cultivated and structured, maturated whole cuts of meat.

In September 2022, we announced the development of Omakase Beef Morsels, a richly-marbled, structured meat product developed using our proprietary 3D-printing process. Inspired by the marbling standard of Wagyu beef, we believe that Omakase Beef Morsels are an innovative culinary achievement elegantly designed as a meat lover’s delicacy for premium dining experiences.

The product is made up of multiple layers of muscle and fat tissue, which have been differentiated from bovine stem cells, and showcases the control, flexibility and consistency inherent in our bioprinting technology. Each layer is printed separately using two different bio-inks – one for muscle and one for fat. The layers can be printed in a variety of muscle/fat sequences to obtain differing results of juiciness and marbling of the cut.

We expect to reach industrial-speed printing capabilities in the second half of 2023 and generate initial revenues from our hybrid product technologies commencing in 2024, followed by whole cuts of meat commencing in 2025.

Omakase Beef Morsels (Photo credit: Shlomo Arbiv)

Meat Ingredients for Hybrid and Unstructured Cultivated Products

We continue to develop novel, proprietary, stem-cell-based technologies to produce fat, muscle and connective tissue biomass from multiple species, such as beef and fish, without harming any animals. We are leveraging this technology, including through novel hybrid food products, to expedite market entry while we develop an industrial process for cultivating and producing real meat, including through the use of three-dimensional bioprinting technology. The first expected application of the technology is in hybrid food products, which combines plant-based protein with cultivated animal biomass and is designed to provide meat analogues with qualities of “meatiness”, such as taste and texture, closer to that of conventional meat products than are currently available in the market today. To this end, we have conducted a number of taste tests where we demonstrated the potential that our cultivated fat biomass has to enhance the taste of plant-based protein products. We believe that a product comprised of as little as 10-25% of our cultivated fat biomass combined with plant-based protein has the potential to enhance meatiness. Our cultivated fat biomass is designed to be free of antibiotics and can be tailored to provide personalized nutritional profiles.

Our fat biomass production technology relies on the use of cells derived from proprietary cell lines. These cells grow naturally in suspension and in high densities. They also proliferate continuously, are relatively large and tend to easily accumulate lipid. This quality of the cells makes them an excellent candidate for producing cultivated fat, so we have used them to build a robust cell line that is free of genetic modifications, which we are now attempting to upscale towards industrial production volumes. Our most advanced cell line is being built with GMO pluripotent stem cells that can differentiate into muscle cells and fat cells and form connective tissue, which need fewer high-cost media components, such as growth factors, for their development. As a result, these cells may have higher growth potential with lower costs than alternative technologies. We have likewise developed the process for isolating, growing and differentiating bovine stem cells into muscle fibers, fat biomass and connective tissue.

Some of the steps which we are taking in order to keep the growth media cost low include:

•
Replacing expensive, animal-derived components in cell growth media with chemical replacements, including through in-house production, with a view to completing animal-free growth media and bio-ink by the first half of 2023;

•	Cell line optimizations, such as through high-throughput analyses of evolved isolates;

•	Bioprocess optimization and media recycling;

•	Upscaled growth factor production, such as through hollow fiber bioreactors; and

•	Long-term market optimization as a result of expected increased demand.

Structured Fully-Cultivated Meat

In addition to meat ingredients for use in hybrid meats and unstructured, cultivated meat, we are developing the technology and processes to produce cultivated meat steak at an industrial scale. We are working to achieve this by creating an end-to-end technology that combines cellular agriculture with bioprinting to produce complex meat structures. We are developing cellular agriculture technology, such as cell lines, and approaches to working with growth media to support the growth of cells such as fat and muscle cells in a scalable process, and have demonstrated an ability to differentiate stem cells into fat and muscle cells. We expect the media to be composed of food-grade ingredients, with growth factors similar to those produced naturally in the bodies of cattle, albeit free of fetal bovine serum, traditionally a significant component of cellular growth media that is harvested from animals. We are engaged with experimentation to develop optimal and cost-effective antibiotic-free cell culture media, and are exploring a range of types of, and sources for, growth factors suited to cell culture. These sources are expected to be sustainable and ethical, providing a route to enabling effective and cost-effective processes. The processes we are developing are designed to allow cells of interest, following humane tissue extraction from the umbilical cord or biopsy, to be isolated, replicated, grown and maintained in vitro under controlled, laboratory conditions.

In February 2023, we announced that we had analyzed our muscle cells and found that they offer the same amino acid profile as that of the native tissue. The amino acid profile has two important roles in our cultivated beef products – taste and nutritional value. Our biology team tested 17 amino acids and compared them to native tissue, with the results showing that the team was able to create the same amino acid profile in the lab as in animals, This demonstrates that cultivated meat has the same biochemical composition as conventional meat, and we believe that it has the potential to provide similar nutritional value.

Amino acids are the building blocks of proteins, playing a crucial role in human nutrition. Meat is a rich source of amino acids, particularly those that are considered "essential" because the human body cannot produce them on its own. These essential amino acids include leucine, isoleucine, valine, lysine, methionine, phenylalanine, threonine, tryptophan, and histidine. These amino acids are important for a variety of bodily functions, including muscle growth and repair, immune function, and hormone production. The specific amino acid profile of meat, as well as its taste, varies depending on the animal species and how it is raised, as well as the cut of meat.

We are also developing proprietary bioprinting and tissue engineering technologies to enable the design and bioprinting of three-dimensional tissues. Our goal is for the meat produced using these technologies to have an authentic texture, flavor, appearance and aroma without being limited to the precise combinations of existing meat tissue, so that fat content of the meat, for example, can be adjusted to amounts other than those occurring naturally in animals in order to meet varied consumer preferences for fattier or leaner cuts of meat. We believe that the novel processes that we are developing have the potential to eventually be competitive with conventional manufacturing technologies for premium products as large-scale production of meat tissues will create new lines of meat without any unnecessary animal use.

In the course of developing our technologies, we intend to develop a large-scale technology demonstration model. We have set forth below an illustration of the process that we are developing that we believe will, upon completion, allow us and our customers to develop and manufacture cultivated steaks at industrial scale.

We are working on slaughter-free meat development processes, including cell proliferation and differentiation and experiments with stem cell growth media to grow high-density stem cells based solely on compounds produced in laboratory processes.

In these experiments, we have developed stem cells able to differentiate into fat or muscle cells which allows for the maturation of fat tissue and muscle fibers following an isolation process of specific stem cells from sources, such as bovine umbilical cords or muscle tissue. These cells are nourished with nutritional compounds that we develop as a growth medium to direct their differentiation into fat tissue or muscle tissue as needed.

In February 2022, we announced the successful development of a novel technology process in which muscle cells are fused into significant muscle fibers that better resemble those in whole cuts of meat. Bovine stem cells were isolated, proliferated in the lab and differentiated into matured muscle cells with improved muscle fiber density, thickness and length.

Cell source for cultivated meat products

The process of industrial scale meat printing necessitates the isolation and development of cells able to produce both animal muscle and fat tissues. Our proprietary cell lines are isolated from various sources that harbor these properties. For example, adult stem cells can be isolated from various adult tissues and give rise to more cells of the same type, such as either fat or muscle tissues, while stem cells isolated from the umbilical cord immediately following birth can give rise to multiple types of cells, including both fat and muscle cells. Each of these cells has advantages and disadvantages and their adaptation to our robust meat production process is currently being evaluated.

Bioreactors

We are using software-controlled bioreactors to foster cell proliferation. The initial growth phase leverages exponential growth of stem cells to achieve sufficient cell volumes for food production. These stem cells initiate differentiation processes into multiple cell types, such as muscle and fat.

We are in the process of developing cell-culturing processes and protocols for use in bioreactor systems. Such bioreactor systems will enable monitoring and control of growth parameters, as well as testing and development of efficient and economical cell-growth processes in industrial breeding containers. Separate from the bioreactor development process, we have commenced development of a cell-suspension growth process. This growth process is different from cell growth on laboratory plates. We expect that the newly-developed processes may allow cell growth on a scale needed for industrial-scale meat development. We have already developed a cell-suspension growth process using chicken and beef cells in the course of developing both structured and unstructured products.

Our Bio-Inks

Structured, three-dimensional printed products require the use of edible bio-inks, which are printable biological materials produced from the biomass produced in our bioreactors, as well as scaffolding materials. Bioinks produced differ in their differentiation potential into muscle, fat and connective tissue. In this step, our bio-inks are printed in thin layers in the desired combination, which provides creative control over the steak design, in a process that maintains the ongoing viability of the bio-ink cells. Since the printed layers are composed of viable cells, they are then able to coalesce and mature in an incubator with the help of bonding agents that serve as a scaffold that forms three-dimensional tissues. We are in the process of optimizing the characteristics of our proprietary bio-inks, including composition, motility, viscosity, temperature, structural stability, density and jettability, or the ability to be dispersed by a printer, as well as the factors helping the cells to connect in three-dimensional tissues.

We also have the capability to customize bio-inks for businesses that we work with, offering the opportunity to 3D print with their cell lines. This is currently being proven in the collaboration with Umami Meat as we are customizing the bio-ink to the Umami Meats Grouper cells.

Proprietary Bioprinting

Bioprinting is a process of fashioning a specific type or types of native or manipulated cells configured to form the edible tissue analog by depositing scaffolding material mixed with cells and other bio-inks. This is done through the use of an inkjet-style printer with drop-on-demand capabilities where inks are printed precisely into a three-dimensional design.

The image below depicts a potential laboratory model that we could use for the development and production of cultivated meat steaks.

Developing Premium Cultivated Meat
Fat
Muscle

1. Bio Inks

We formulate bio ink from our carefully selected cell lines and unique scaffolding materials.

2. 3D bioprinting

The bio ink is loaded into our 3D printer which then, in just a matter of minutes, prints a whole cut of meat with pinpoint precision based on a digital design.

3. Incubation

The printed product is incubated for several weeks to allow the stem cells to differentiate into muscle and fat cells and for muscle fibers to form and mature into a cut of meat.

After the completion of the bioprinting process, the tissue is transferred into a special incubator, where, in addition to providing nutrients and other chemical and biological agents, the system may physically manipulate the tissue. This “training” process increases the muscle cells differentiation, a process in which a cell changes its function and phenotype, and produces a stronger, more fibrous tissue.

To date, we have printed several cell types, which coalesced into fat and muscle tissue grown in our laboratory. In December 2021, we announced that we had successfully three-dimensionally printed a 3.67 ounce cultivated steak that was primarily composed of cultivated fat and muscle tissues without using soy or pea protein. The cells used to make the steak were produced with an advanced proprietary process that started by isolating bovine stem cells from tissue samples and multiplying them. Upon reaching sufficient cellular mass, stem cells were formulated into bio-inks compatible with our proprietary 3D bioprinter. The bio-inks were printed from a digital design file of a steak structure. The printed product was placed in an incubator to mature, allowing the stem cells to differentiate into fat and muscle cells and develop into fat and muscle tissue to form our steak.

In May 2022, we announced the development of a novel, multi-nozzle 3D bioprinting system for industrial scale production of complex cultivated meat products without impacting cell viability. We plan to offer the technology to third parties via our wholly-owned private subsidiary, Steakholder Innovation Ltd. as a potential additional revenue stream and to accelerate commercialization. We aim to conclude our first strategic engagement to this end in the second half of 2023.

In addition, in December 2022, we announced the development of a temperature-controlled print bed for our industrial-scale printer, which is a step forward on our path toward mass production of cultivated meat using 3D printing technology. Temperature control is a critical requirement when printing a cultivated product containing live cells. Maintaining optimal temperature poses a challenge in the architecture of our industrial printers, so the development of temperature-controlled print beds is a major milestone on the path to production at scale, whereby contactless electromagnetic power is delivered to the print bed which is connected to a wireless communication module that monitors and controls its temperature.

Cultivated Steak Scaffolding

Growing three-dimensional meat presents a unique challenge. Typically, animal cells must remain within 200 microns of a nutrient supply in order to survive. This is little more than the width of a human hair and is known as the diffusion limit. It is the reason that cells grow along the surface of a petri dish rather than forming vertical piles.

In the next step of the process that we are developing, we intend to build a scaffold to support the growth of three-dimensional meat. A “scaffold”, or “biocompatible scaffolding”, refers to an engineered platform having a predetermined three-dimensional structure that mimics the environment of the natural extracellular material, or ECM. The ECM is a three-dimensional network of large molecules that provide structural and biochemical support to surrounding cells. Collagen is the most abundant component in the ECM that supports the development and growth of complex tissues, and specifically, also muscle tissues. Engineering of bovine muscle tissues in vitro while avoiding the use of animal derived collagen requires the development of plant based scaffolds that would imitate the properties of the ECM. Plants are an obvious candidate for scaffolding as they are sustainable, cost worthy and could be processed to have similar properties of collagen fibers. We are developing technology to allow for the formation of a composite scaffold.

Modularity

We are focused on developing a process that will allow our food technology customers to operate a high-throughput manufacturing process for high-quality, healthy meat. Our cellular agriculture and bioprinting processes are being designed to be modular, meaning that they can work using different factory sizes. We believe we could license our technology to customers with industrial plants close to urban areas seeking to provide “just in time”, logistically-efficient, local and premium cellular agriculture. In addition, we believe a licensee of our technology could build a plant in a locality that does not have the resources needed for industrial animal husbandry, which would allow places like the United Arab Emirates, Hong Kong or Singapore to potentially become more agriculturally independent by increasing food security. As costs continue to decrease, we believe licensees of our technology could also build production facilities in localities where there is high agricultural seasonality or desertification risk.

Illustration of a contemplated cultivated meat manufacturing plant.

Clean Energy

We are developing processes intended to achieve high-volume manufacturing capabilities in line with the needs of today’s value-added food processors and other meat and food industry players. To this end, we are working on processes to scale up production, beginning with different cell types, including induced pluripotent stem cells and embryonic stem cells. We expect high-volume stem cell production to feed into differentiation bioreactors that are dedicated to producing fat and muscle cells. These cells are the key input for our downstream productization stages.

The processes we are developing are advanced biotechnological processes that are intended to produce cultivated meat in a clean environment with minimal environmental impact. We envision that factories utilizing our technologies will exist in greater harmony with their environment than typical current factories by supporting sustainability, utilizing renewable energy sources and recycling or treating their own waste.

Additional Technologies

We may incorporate novel bioreactor technologies that benefit cellular agriculture and the development of low-cost cell culture media not based on fetal bovine serum.

We also plan to add cell line types to expand the development of cultivated meat to other types of animals, as well as achieving market penetration in the shortest timeframe possible, which would allow us to realize the great potential in the market. We are developing cultivated meat, both unstructured hybrid products and structured, three-dimensional printed products, with an initial emphasis on bovine cells. Beyond hybrid products, cultivated fat is expected to be a component in other fat-based products, whether edible or otherwise, and an integrated component in our printing technology. We are working to create synergy and added value to the cultivated meat market, while also sustaining animal welfare and meeting the growing global demand for meat.

International Expansion

United States

In March 2022, we announced that we intended to open a U.S. office. We expect the new space will include activities in research and development, investor relations and business development. In September 2022, we commenced development of a bovine cell line in the United States, by isolating cells sourced from cattle raised on a farm approved by the United States Department of Agriculture, or USDA. We plan to make a regulatory submission in the United States for approval of our cultivated meat in the second half of 2023.

Europe

Peace of Meat Acquisition

In February 2021, we finalized our acquisition of Peace of Meat, a Belgian producer of cultivated avian products, for up to $19.9 million in cash and equity, depending on milestone achievements. Peace of Meat was established in Belgium in 2019 and developed cultured avian fat directly from animal cells without the need to grow or kill animals.

In April 2021, we commenced food technology development activities through our European subsidiary, MeaTech Europe BV, with an initial focus on hybrid foods using Peace of Meat’s cultivated fat. Hybrid foods are products composed of both plant and cultivated meat ingredients that have the potential to offer a meatier experience than purely plant-based meat alternatives. We currently expect food technology development activities to continue at our Israeli headquarters.

On March 7, 2023, we announced a restructuring plan for Peace of Meat, to which end Peace of Meat began implementing a series of changes designed to streamline its operations. On April 4, 2023, we announced that Peace of Meat would close, in the context of optimizing our funds and investment strategy, alongside enabling a greater focus on recently-announced core goals such as accelerating the commercialization of our 3D printing technology.

As part of our purchase of the shares of Peace of Meat at the end of 2020, Peace of Meat’s management had been granted full contractual autonomy throughout 2021 and 2022, and was provided with the funding required to develop its technologies in accordance with the terms of the purchase. Following the conclusion of the autonomous period and following our previously announced plans to restructure Peace of Meat, we further evaluated the expected return on our investment, and decided not to provide additional funds to Peace of Meat, in order to focus our efforts in the advancement of its core technology 3D printing of cultured products, and potential collaborations. As a result, Peace of Meat has ceased operations and is expected to be liquidated. As part of this process, we expect Peace of Meat’s assets to be realized, following which we shall consider how and when to continue development of cultivated avian products. The closure of Peace of Meat is expected to reduce our expenses by about $4.5 million annually, relative to 2022.

Asia

In November 2022, we received a registered trademark for our name in Japan, which we view as an important next step in our plans to penetrate the Japanese market and other markets in Asia. This follows on our collaboration with Umami Meats for the joint development of 3D-printed cultivated structured seafood. In addition, we plan to make a regulatory submission for approval of our cultivated meat in Singapore in the first half of 2023.

On April 3, 2023, we announced our participation in a strategic investment round in Wilk Technologies Ltd. (TASE: WILK), alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). The transaction was approved by our audit committee (due to related party considerations) and board of directors. As part of the investment, we purchased ordinary shares of Wilk in the amount of $450,000 at a 15% discount below their 45-day average closing price, giving us a 2.5% stake in Wilk. In parallel with this investment, we aim to identify synergies with Wilk, including various types of strategic cooperation with the company surrounding our proprietary biology and printing technologies.

Sales and Distribution

We are working to develop and establish sales and distribution capabilities. In the event that we complete the development of our technologies and secure adequate funding, we intend to consider commercialization collaborations where appropriate.

Apart from end consumers in B2B2C models of branded products, we believe that our ideal business customers will be value-added food processors and retailers that wish to benefit from cultivated meat manufacturing capabilities. We intend to provide our corporate customers with a solution to these needs in the form of highly-automated, cleaner and ‘just-in-time’ manufacturing of cultivated meat products using a repeatable, consistent manufacturing process. Our goal is for our customers to be able to streamline their meat supply chain, introduce greater manufacturing flexibility and locate their cultivated meat production facilities closer to the point of retail or consumption.

We intend to provide our business licensees with assistance in constructing facilities to employ our proprietary technology and processes. We expect that we will need to collaborate with third parties to obtain and make available to our customers the expertise necessary to provide this assistance. In addition, we intend to procure the equipment our licensees need to deploy our proprietary technology and processes from third-party providers. Some equipment, such as piping, clean rooms and packing and freezing equipment are standard industry equipment and can be sourced on open markets. Other equipment, such as bioreactors and our proprietary bioprinters, will need to be produced by contract manufacturers.

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

Since the beginning of 2022, we have received notices of grant or allowance for patent applications in the USA, Canada, Australia and New Zealand relating to our development of systems and methods to apply external forces to muscle tissue that result in the development of high-quality complex structured meat.

We have a growing portfolio of 15 provisional and non-provisional patent applications pending with the USPTO, WIPO (filed through the Paris Convention Treaty, or PCT, and in various countries worldwide. A provisional patent application is a preliminary application, and establishes a priority date for the patenting process of inventions disclosed therein.

Our existing patent portfolio can currently be divided into three main areas:

Mechanical: covering printer components and peripherals used in the fabrication of the tissue cultures with two applications filed at the national stage of prosecution. The first; directed to print heads operable in a bioprinting systems for the fabrication of edible biostructures using drop-on-demand, the print heads specifically designed to accommodate bio fluids of suspended systems without causing demixing, while still delivering bio fluids with high accuracy and precision.

Following a favorable patentability opinion, the Application was filed in the USPTO and has received a first office action indicating an intent to grant upon correction of some minor procedural deficiencies.  The second application currently undergoing examination in 7 countries, is directed to systems and methods of physically manipulating a resilient container (bladder) of bioprinted tissue culture having non-random three dimensional cell structure over 4 dimensions, namely elongation, compression, torsion and shear, to modulate the tissue and achieve the desired texture for each meat type. The Application was already granted in the United States, Canada, Australia and New Zealand.

Current development work in the mechanical area will most likely result in the development of at least two additional intellectual property registrations.

Biological: covering initial materials used in the process with several provisional, and PCT applications filed and currently pending.

These include an application directed to methods for harvesting ICM from bovine blastocysts; methods and compositions for the xeno-free propagation of bESC on bovine umbilical stem cells (bUCSC), derived from a bovine umbilical cord; the use of plant-based lecithins and/or their components in a composition as a differentiation drivers for use in selectively promoting adipocytes differentiation; and methods and compositions for accelerated myotube formation.

Applications: covering the final consumable formed using mechanical and biological inputs, with a couple of applications currently pending.

These include a provisional application for a beef-emulating consumable formed of stacked 3D-pronted layers of muscle and fat tissues; and an application for a method and composition for achieving the flaky characteristics associated with fish.

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

We have also registered our new name, Steakholder Foods, and brand name as registered trademarks in various countries, and maintain ongoing rights to our domain name. Steakholder Foods® was registered in Japan and the European Community and is currently undergoing examination in several other countries, including the United States.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our current or future issued patents may be challenged, invalidated or circumvented. Therefore, we cannot predict the extent of claims that may be allowed or enforced against our patents, nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to engage in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable. Moreover, because of the extensive time required for clinical development and regulatory review of products we may develop, it is possible that the patent or patents on which we rely to protect such products could expire or be close to expiration by the commencement of commercialization, thereby reducing the value of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could also have a material adverse effect on us. See “Risk Factors — Risks Related to our Intellectual Property and Potential Litigation.”.

Competition

We expect that demand for our cultivated meat manufacturing technologies will be driven by consumer demand for alternative proteins and, more specifically, consumer acceptance of cultivated meat as the alternative protein of choice. We believe that we will compete with other cultivated meat manufacturers, alternative protein manufacturers and the conventional meat industry as a whole. We expect to directly compete with companies licensing know-how or otherwise enabling the establishment of cultivated meat manufacturing plants. We are aware of certain companies that have announced plans to provide their cultivated meat technology on a B2B basis; however, we are not currently aware of a potential competitor focusing on complex, industrial-scale, bioprinted, high-value real structured meats, such as steak.

Companies such as Upside Foods, Inc. and Mosa Meat BV are focused on producing red meats, while BluNalu, Inc. is focusing on fish and Shiok Meats Pte. Ltd. is focusing on crustaceans. There are different companies working on culturing varying cell types, such as chicken, pork, kangaroo and foie gras. This push on scaling-up cellular agriculture can serve as a solution to the scale and environmental challenges confronting traditional meat production. Other alternative protein competitors such as Beyond Meat, Inc. and Impossible Foods, Inc. are already selling plant-based meat substitutes, but to the best of our knowledge, these companies are not focused on the production of real meat products produced with animal cells.

Companies Developing Vegetable and Insect Protein Alternatives

There are numerous companies focused on developing meat substitutes. In order for a product to achieve commercial acceptance as an alternative to meat, it must have an appearance, taste, smell and nutritional values that are similar enough to the type of meat that it seeks to replace or with which it seeks to compete. These meat substitute companies generally employ proprietary formulae for manufacturing that are based wholly on ingredients of plant origin. In addition, we are aware of several companies developing insect-protein production capabilities, employing among other insects, flies, larvae and grasshoppers.

Companies Developing Cultivated Meat

The cellular agriculture meat sector is in early stages of development. The sector is currently primarily comprised of companies developing a full technology stack from developing cell lines to scaling up cellular cultivation, developing media and researching the food technology aspects of the final product. Market dynamics have led to a large number of companies operating in this manner. We do not believe that any companies in this space have already developed the capability to produce industrial quantities at prices low enough to compete on a dollar-per-pound basis against conventionally-harvested meat.

A number of larger companies have begun engaging in this sector. For example, companies such as Cargill, Inc., JBS Foods, Nestlé S.A., Tyson Foods, Inc., Merck & Co., Inc. and Lonza Group AG are currently investing in capabilities to accommodate the market’s desire for change in the cell culture media market. Additionally, a number of bioreactor companies are rumored to be interested in the cellular agriculture market opportunity. Over time, we expect that larger players will continue to increase their exposure to cellular meat production either by selling to, or collaborating with, the many start-ups in the space.

Currently, cellular agriculture companies are for the most part paving their own path, with a goal of producing meat cells suitable as a replacement for ground meat. The ground meat type of cellular product may also be suitable as an ingredient in a hybrid plant-based food product. The cell-types relevant to this effort are primarily muscle and fat cells. What exactly these cell-based companies will offer is likely to be affected by consumer expectations and underlying cost structures. We believe that these companies may have to mix their cellular meat product with plant-based ingredients in the interests of cost or appearance.

Companies Developing Structured Cultivated Meat Products

To our knowledge, there is currently no other company that is advanced as Steakholder Foods who focused on the scaling up of three-dimensional bioprinting for the cultivated meat industry. As far as we know we are the only company to publicly demonstrate our printing technology in a few of the main food tech events in 2023. However, there are companies attempting to produce steaks by means of other approaches, such as growing bovine cells, including fat, muscle and connective tissue on a pre-prepared scaffold, in order to create a contiguous piece of meat, which has so far yielded steaks.

Government Regulation

Regulators around the world are in the process of developing a regulatory approval process for cultivated meat. Cultivated meat is not yet generally commercially available, but technologies like ours are anticipated to facilitate the imminent scaling up of cultivated meat production. In general, cultivated meat production is expected to be subject to extensive regulatory laws and regulations in the United States and in other jurisdictions such as Canada, Japan, the European Union and the United Kingdom. In the United States, existing food safety requirements are expected to apply. Additional details are being developed at the U.S. Food and Drug Administration, or FDA, and the U.S. Department of Agriculture, or USDA, pursuant to a Memorandum of Understanding, or MOU, published by the FDA and USDA on March 7, 2019 entitled the “Formal Agreement to Regulate Cell-Cultured Food Products from Cell Lines of Livestock and Poultry.” For example, the FDA anticipates publishing Draft Guidance on premarket safety oversight by December 31, 2022, and in September 2021, the USDA published an Advance Notice of Proposed Rulemaking (ANPR), indicating that the USDA will be developing new labeling requirements for foods under its jurisdiction produced through cell culture technology.

Under the MOU, which is expected to affect our customers producing cultivated meat, the two agencies will operate under a joint regulatory framework wherein the FDA will oversee cell collection, cell banks and cell growth and differentiation. A transition from FDA to USDA oversight will then occur during the cell harvest stage, at which point the USDA will oversee the production and labeling of cultivated meat. The USDA will be advancing new labeling requirements. To the best of our knowledge, the regulatory approval details under development, including the Draft Guidance on FDA premarket oversight, are not expected to apply to our business directly, but they are instructive as to the regulatory requirements that our cultivated meat production customers are expected to face and their expectations of us, in the form of customer assurances, regarding our products.

At this time, our business is limited to developing cultivated meat production technology, such as bioprinters, that will be marketed to cultivated meat producers. Production equipment manufacturers must ensure that their products do not contribute to the production of adulterated food. The regulatory obligation falls on the food manufacturer to ensure that all food produced, including cultivated meat, is wholesome and not adulterated. Therefore, when sourcing food processing equipment, such as the three-dimensional bioprinter that we are developing, our customers will request assurances that the bioprinter is safe for its intended use and will not result in the production of adulterated food. We intend to monitor developments at the FDA and USDA in connection with the MOU to determine whether any specific requirements or recommendations are published with specific regard to cultivated meat equipment manufacturers.

In the United States, we expect companies manufacturing cultivated meat products to be subject to regulation by various government agencies, including the FDA, USDA, and the FTC. Equivalent foreign regulatory authorities include the Canadian Food Inspection Agency, the Japanese Food Safety Commission, the European Food Safety Authority and authorities of the EU member states, the State Food and Drug Administration of China and the SFA. These agencies, among other things, prescribe the requirements and establish the standards for food quality and safety, and regulate various food technologies, including alternative meat product composition, ingredients, manufacturing, labeling and other marketing and advertising to consumers.

In June 2022, Singapore was the first country to approve cultivated meat for sale. The SFA has published comprehensive guidance explaining all of the requirements necessary for the safety assessment of novel foods, covering all of the specifications required for the approval of cultivated meat in Singapore.

In November 2022, the FDA announced that it completed its first pre-market consultation of human food made from cultured animal cells. Through a process with a U.S.-based cultivated meat technology company, which involved evaluating the company’s production process and the cultured cell material made by the production process, including the establishment of cell lines and cell banks, manufacturing controls, and all components and inputs, the FDA determined that it had no further questions about the company’s safety conclusion. As this was the first instance of the FDA giving the greenlight to a cultivated meat product, the FDA further announced that the world is experiencing a food revolution and the FDA is committed to supporting innovation in the food supply. In March 2023, the FDA completed a second such consultation.

We expect that federal, state and foreign regulators will have the authority to inspect our customers’ facilities to evaluate compliance with applicable food safety requirements. Federal, state and foreign regulatory authorities also require that certain nutrition and product information appear on the product labels of our customers’ food products and, more generally, that such labels, marketing and advertising be truthful, non-misleading and not deceptive to consumers.

As the cell-based agriculture industry is young and its regulatory framework is emerging and evolving, legislation and regulation may evolve to raise barriers to our go-to-market strategies.

In addition to federal regulatory requirements in the United States, certain states impose their own manufacturing and labeling requirements. For example, states typically require facility registration with the relevant state food safety agency, and those facilities are subject to state inspections as well as federal inspections. Further, states can impose state-specific labeling requirements. In the United States, the USDA will be developing new labeling requirements for foods under its jurisdiction produced through cell culture technology as noted in an Advance Notice of Proposed Rulemaking (ANPR) published in September 2021.

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

Organizational Structure

Our subsidiaries and the countries of their incorporation are as follows:

Name	Jurisdiction of Incorporation	Parent	% Ownership (direct or otherwise)
Steakholder Foods USA, Inc.	Delaware, U.S.	Steakholder Foods Ltd.	100%
Steakholder Innovation Ltd.	Israel	Steakholder Foods Ltd.	100%
Steakholder Foods Europe BV	Belgium	Steakholder Foods Ltd.	100%
Peace of Meat BV	Belgium	Steakholder Foods Europe BV	100%

Property and Infrastructure

Our principal executive offices and laboratory are located at 5 David Fikes St., Rehovot, Israel. The laboratory and office space total approximately 18,300 square feet. The lease for this facility will expire in January 2026, although we have an option to renew it for four years, and the annual rent (including parking fees) is approximately $0.7 million, linked to the Israeli CPI.

Employees

As of December 31, 2022, we employed 49 employees based at our office and laboratory in Rehovot, Israel and Peace of Meat employed 32 employees based at its office and laboratory in Antwerp, Belgium. On March 7, 2023, we announced a strategic restructuring for Peace of Meat, including targeted layoffs in areas of the business that were unrelated to its updated focus, and on April 4, 2023, we announced the expected liquidation of Peace of Meat, as a result of which it will no longer employ employees.

Local labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, Social Security payments or regional equivalents, and other conditions of employment, including equal opportunity and anti-discrimination laws. None of our employees is party to any collective bargaining agreements. We generally provide our employees with benefits and working conditions beyond the required minimums. We believe we have a good relationship with our employees, and have never experienced any employment-related work stoppages.

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

For a discussion of our results of operations for the year ended December 31, 2021, including a comparison between 2021 and 2020, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” in our annual report on Form 20-F filed on March 24, 2022.

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

Income Taxes

We have yet to generate taxable income. As of December 31, 2022, our operating tax loss carryforwards were approximately $23.6 million.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors.  We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Below is a summary of our results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2022	2021

Operating expenses:
Research and development expenses	$9,801	$7,594
Marketing expenses	3,044	1,628
General and administrative expenses	6,937	8,010
Impairment loss	15,577	-
Loss from operations	$35,359	$17,232
Finance income	4,878	509
Finance expense	286	1,299
Finance expense (income), net	(4,592)	790
Net loss	$30,767	$18,022

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Research and development expenses

Research and development expenses increased by approximately $2.2 million, or 29%, to approximately $9.8 million for the year ended December 31, 2022, compared to $7.6 million for year ended December 31, 2021. The increase resulted mainly from payroll expenses, materials and professional services expenditures related to our cultured meat research and development operations. The increase reflects Steakholder Foods’ growing investment in research and development as it achieves its milestones and expands its cultured meat technology capabilities.

Marketing expenses

Marketing expenses increased by approximately $1.4 million, or 87%, to approximately $3.0 million for the year ended December 31, 2022, compared to $1.6 million for year ended December 31, 2021. The increase resulted mainly from professional services, personnel costs, including share-based compensation related to employees, and business development, public relations and investor relations services.

General and administrative expenses

General and administrative expenses decreased by approximately $1.1 million, or 13%, to approximately $6.9 million for the year ended December 31, 2022, compared to approximately $8.0 million for the year ended December 31, 2021. The decrease resulted mainly from corporate costs reduction.

Impairment from re-measurement of cash-generating unit

As part of an annual impairment test, we tested the Peace of Meat Cash-Generating Unit (“CGU”) for impairment as of December 31, 2022. We determined that the value in use of the operation is negative, and therefore assessed the fair value less costs of disposal of the CGU. As of the date of publication of these financial statements, we have not identified a potential market participant that may purchase the CGU in an arm’s-length transaction. Thus, we have concluded that the fair value less costs of disposal of the CGU is immaterial. The fair value less costs of disposal of the CGU’s IPR&D asset was determined to be zero, as the Company did not identify any potential buyer for this asset. We have allocated the impairment loss to the CGU’s fixed assets based on their fair value. The fair value of fixed assets that are available for sale to a market participant is based on their estimated selling value as of the valuation date, net of selling costs. We estimated the selling value net of selling costs of the fixed assets based on actual offers received, previous purchases, and our knowledge of the second-hand industry market. In allocating the impairment loss, we have not reduced the carrying amount of each asset below its fair value net of disposal costs on an individual basis, if determinable.  As a result, we recognized an impairment loss of USD 14,367 thousand for our IPR&D asset and USD 1,210 thousand for our fixed assets. The total impairment loss recorded was USD 15,577 thousand.

Net loss

Net loss increased by approximately $12.8 million to approximately $30.8 million for the year ended December 31, 2022, compared to $18.0 million for the year ended December 31, 2021. Net of the $15.6 million non-cash impairment and $3.8 million net financial income in 2021 and 2022, the net loss increased by approximately $2.6 million, or 15%, driven mainly by increased research and development and marketing expenses.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 3, Summary of Significant Accounting Policies, to the consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

 Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements, if applicable, are discussed in Note 3 to our consolidated financial statements, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our consolidated financial statements.

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

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our initial Nasdaq offering of March 2021. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

B. Liquidity and Capital Resources

Since the commencement of our cultured meat operations, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity securities. From the inception of Steakholder Innovation through December 31, 2022, we raised an aggregate of $53.0 million in four rounds of private placements of our securities, our initial public offering of securities on the Nasdaq and a registered direct offering, and $6.1 million in proceeds from option exercises. As of December 31, 2022, we had $6.3 million in cash and cash equivalents.

The table below shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2021

Net cash used in operating activities	$(14,253)	$(13,951)
Net cash used in investing activities	(3,533)	(9,191)
Net cash provided by financing activities	5,572	28,865
Net increase (decrease) in cash and cash equivalents	$(12,214)	$5,723

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net cash used in operating activities

Net cash used in operating activities increased by $0.3 million, or 2%, to approximately $14.3 million for the year ended December 31, 2022 compared to approximately $14.0 million for the year ended December 31, 2021. This increase was due to the increase in its research and development and marketing expenses growing activity with reduction in corporate costs.

Net cash used in investing activities

Net cash used in investing activities decreased by $5.7 million, or 62%, to approximately $3.5 million for the year ended December 31, 2022 compared to $9.2 million for the year ended December 31, 2021.  This decrease was driven mainly by our investment in Peace of Meat in year ended December 31, 2021.

Net cash provided by financing activities

Net cash provided by financing activities decreased by $23.3 million, or 81%, to approximately $5.6 million for the year ended December 31, 2022 compared to $28.9 million for the year ended December 31, 2021. This decrease was driven mainly from the Company’s initial Nasdaq public offering and issuance of shares and warrants taking place in year ended December 31, 2021.

We have incurred losses and cash flow deficits from operations since the inception of Steakholder innovation, resulting in an accumulated deficit as of December 31, 2022 of approximately $67.7 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs through the third quarter of 2023 (including January 2023 funding round). We do not currently have any specific commitments or plans for acquisitions; to the extent we do engage in acquisitions, we will do so after ensuring that we will have sufficient funds available to meet our capital requirements, and such acquisitions are likely to affect our projected cash needs. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

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

Since inception, we have incurred significant losses and negative cash flows from operations and have an accumulated deficit of USD 67.7 million. We have financed our operations mainly through fundraising from various investors.

Our management expects that we will continue to generate losses and negative cash flows from operations for the foreseeable future. On January 9, 2023, we consummated a securities purchase agreement with gross proceeds of approximately USD 6.5 million. Consequently, our management is of the opinion that our existing cash will be sufficient to fund operations until the third quarter of 2023. As a result, there is substantial doubt about our ability to continue as a going concern.

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

Foreign Currency Exchange Risk

Currency fluctuations could affect us primarily through increased or decreased foreign currency-denominated expenses. Currency fluctuations had a material effect on our results of operations during the year ended December 31, 2022, although not in the year ended December 31, 2021.

C. Research and development, patents and licenses, etc.

For a description of our research and development policies for the last three years, see “Item 4.—Information on the Company—Business Overview—Intellectual Property.”

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

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F. Unless otherwise stated, the address of our executive officers and directors is Steakholder Foods Ltd., 5 David Fikes St., Rehovot 7638205, Israel.

Name	Age	Position

Executive Officers:
Arik Kaufman	42	Chief Executive Officer
Guy Hefer	41	Chief Financial Officer*
Dan Kozlovski	38	Chief Technologies Officer
Non-Employee Directors:
Yaron Kaiser	45	Chairman of the Board of Directors
David Gerbi(1)(2)(3)	43	Director
Eli Arad(1)(2)(3)	50	Director
Sari Singer(1)(2)(3)	43	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

*As previously announced, effective April 5, 2023, Eitan Noah has been appointed as the Company’s Chief Financial Officer, replacing Mr. Hefer in this role. For more information, see Item 8 – Significant Changes.

Executive Officers

Arik Kaufman, Chief Executive Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which recently partnered with Steakholder Foods to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Guy Hefer, Chief Financial Officer

Guy Hefer has served as our Chief Financial Officer since October 2020. Mr. Hefer will step down from his position as our Chief Financial Officer on April 5, 2023, at which time Mr. Eitan Noah, our current Vice President of Finance will assume such role. Mr. Hefer has over ten years of experience in investment banking and corporate finance roles. Between 2019 and 2020, he was the chief financial officer of Prytek Holdings Pte Ltd., a private holding group investing in technology companies globally. Prior to that, Mr. Hefer was an investment banker at Leumi Partners Ltd. between 2018 and 2019 and GCA Altium Israel Ltd. between 2017 and 2018 in Israel and at Barclays investment banking division between 2011 and 2016 in the UK and in Israel. Prior to that Guy worked at Fahn Kanne Grant Thornton Israel, an accounting firm in Israel between 2009 and 2011. Mr. Hefer holds a B.A. degree in Accounting and Economics from the Tel Aviv University, Israel.

Dan Kozlovski, Chief Technologies Officer

Dan Kozlovski has served as our Chief Technologies Officer since February 2022, having previously served as our Vice President of Research & Development from August 2020 after joining us in December 2019. He specializes in R&D and product development, with expertise in three-dimensional computer-aided design. Mr. Kozlovski has more than ten years of experience working in high-technology companies in the printing market. Previously, he served as Future Platform R&D Mechanical Engineer at HP Indigo Division from June 2018 to December 2019. Mr. Kozlovski has also worked as Mechanical Team Leader at Nano Dimension Ltd. from August 2015 to June 2018. Mr. Kozlovski holds a B.Sc. degree in Mechanical Engineering from Ben Gurion University of the Negev and an Executive MBA in Technology, Innovation & Entrepreneurship Management from Tel Aviv University.

Directors

Yaron Kaiser, Chairman of the Board of Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and has served as Chairperson of Wilk Technologies Ltd. since January 2021. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, the Israel Securities Authority and corporate governance, most recently at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaufman Kaiser Raz, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Eli Arad, Director

Eli Arad has served as a director since February 2018. Mr. Arad has been chief executive officer of the real-estate and life science investment company Merchavia Holdings and Investments Ltd (TASE:MRHL) since 2011. Mr. Arad has served as a director of Cleveland Diagnostics, Inc., a clinical-stage biotechnology company developing technology to improve cancer diagnostics since 2016, E.N. Shoham Business Ltd. (TASE:SHOM) since 2019, and a number of privately-held companies (Veoli Ltd., Train Pain Ltd., EFA Ltd., Nervio Ltd. and Cardiosert Ltd.). He has had leadership roles in many biomedical startup companies, and has extensive experience in all areas of financial management. Mr. Arad is a certified practicing accountant who holds a diploma in Accounting from Ramat Gan College and an Executive B.A. (Hons.) in Business Administration from the Ruppin Academic Center.

David Gerbi, Director

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) since 2017, Erech Finance Cahalacha Ltd. (TASE:EFNC) since 2019, Nur Ink Innovations Ltd. (TASE:NURI) since June 2021 and Bee-io Honey Ltd. (TASE:BHNY) since November 2021. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

Sari Singer, Director

Sari Singer has served as a director since March 2021. Ms. Singer has served as General Counsel and Executive Vice President at NewMed Energy LP (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Leviathan offshore gas field, as well as other petroleum assets offshore Israel and Cyprus, since 2012, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

Family Relationships

There are no family relationships among any of our directors or officers.

B. Compensation

Aggregate Compensation of Office Holders

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2022, was approximately $1.3 million. This amount includes approximately $0.2 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include share-based compensation expenses, or business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of the date of this prospectus, options to purchase 2,472,540 Ordinary Shares granted to our officers and directors were outstanding under our share option plans at a weighted average exercise price of $0.62 per share, in addition to 157,790 restricted share units with no exercise price.

Individual Compensation of Office Holders

The table and summary below outlines the compensation granted to our Chief Executive Officer, Chief Financial Officer, Chief Technologies Officer, and the previous and current Chairmen of our board of directors, with respect to the year ended December 31, 2022. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation(4)	Total
	(USD in thousands)
Mr. Arik Kaufman
Chief Executive Officer	$235	$-	$88	$8	$331
Mr. Guy Hefer(5)
Chief Financial Officer	210	34	83	-	327
Mr. Dan Kozlovski
Chief Technologies Officer	201	42	51	-	294
Mr. Yaron Kaiser
Chairman of the Board of Directors	161	-	62	8	231
Mr. Steven H. Levin (6)
Former Chairman of the Board of Directors(5)	$57	$-	$108	$-	$165

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

(2)	Represents annual bonuses paid in 2022 with respect to 2021.

(3)
Represents the equity-based compensation expenses, based on the options’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 10(B) to our annual consolidated financial statements included elsewhere in this prospectus.

(4)	Represents consulting services provided prior to commencement of the aforementioned current position.

(5)
Mr. Hefer will step down from his position as Chief Financial Officer on March 23, 2023, at which time Mr. Eitan Noah, our current Vice President of Finance, will assume the role of Chief Financial Officer.

(6)	Mr. Levin resigned his position as Chairman on January 24, 2022.

Employment Agreements and Director Fees

We have entered into written employment agreements with each of our executive officers, which provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk Factors — Risks relating to our operations — Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses.

The material employment terms for Mr. Kaufman, our Chief Executive Officer, are as follows: (1) a gross annual salary of NIS 564,000 ($160,000); (2) reimbursement of annual travel expenses of up to NIS 60,000 ($17,000); (3) options to purchase 500,000 Ordinary Shares (currently equivalent to 50,000 ADSs), vesting over three years from the date of his appointment as Chief Executive Officer, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaufman’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (currently equivalent to $5.19 per ADS) and subject to acceleration upon termination pursuant to our sale or change in control; (4) an annual performance bonus in the aggregate amount of NIS 282,000 ($80,000), subject to his meeting certain performance milestones as determined by our board of directors on an annual basis; (5) termination of the employment relationship upon provision of six months’ advance notice by either party; (6) severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); and (7) social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

The material terms for Mr. Kaiser, the Chairman of our board of directors, were as follows from his appointment in January 2022, until January 24, 2023: (1) an annual fee of $150,000, to be paid in four equal quarterly installments in USD or in NIS at the then-current exchange rate, which will automatically increase by an amount equal to seven percent at the end of each year of service; (2) reimbursement of annual travel expenses of up to $18,000; (3) options to purchase 350,000 Ordinary Shares (currently equivalent to 35,000 ADSs), vesting over three years from the date of his appointment as Chairman, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaiser’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (currently equivalent to $5.19 per ADS) and subject to acceleration upon termination pursuant to our sale or change in control; (4) an annual bonus equal to 50% of the bonus awarded to the Chief Executive Officer in the applicable year; (5) severance pay equal to 12.5% of Mr. Kaiser’s annual fee upon the involuntary termination of his directorship, not for cause, following three to twelve months of service, or 25% following twelve or more months of service (or 50% of these amounts upon Mr. Kaiser’s resignation); and (6) other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

Effective January 24, 2023, pursuant to approvals by our Compensation Committee, Board of Directors and a general meeting of our shareholders, the following amendments to the materials terms for Mr. Kaiser were adopted: his annual fee was adjusted to $290,000, automatically increased by an amount equal to seven percent at the end of each year of service commencing from the date of adjustment; his annual bonus shall be equal to 70% of the bonus awarded to the Chief Executive Officer in the applicable year; he received an allocation of restricted share units (RSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 134,000 ADSs), vesting over three years from the date of adjustment, pursuant to which 1/12 will vest every quarter until fully vested, with no exercise price, issued under the Company’s 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to either our sale or change in control; and he received an allocation of performance share units (PSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 134,000 ADSs), vesting upon achievement of any one of the following milestones: (i) engagement with a strategic partner / investor (a corporation operating in the field of food, healthcare, pharmaceuticals or printing) for an investment in the company or its subsidiaries, in cash in an amount of not less than five hundred thousand dollars; (ii) submission of a regulatory approval to the U.S. FDA, Singapore Food Agency or European Food Safety Authority, for the commercial sale or distribution of our products; or (iii) engagement with a strategic partner (as defined above) in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization.

In addition, we pay fees to our non-executive directors in return for their service on our board of directors, in accordance with our compensation policy.

Our other employees are employed under the terms prescribed in their respective employment contracts. The employees are entitled to the social benefits prescribed by law and as otherwise provided in their agreements. These agreements each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under currently applicable labor laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Risk Factors—Risks Related to Our Operations” for a further description of the enforceability of non-competition clauses.

Executive officers are also employed on the terms and conditions prescribed in employment agreements. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. See “Risk Factors—Risks Related to Our Operations—If we are unable to attract and retain qualified employees, our ability to implement our business plan may be adversely affected.”

2018 Option and RSU Allocation Plan

In June 2018, the board of directors of Ophectra adopted our Option and RSU Allocation Plan, as amended, or the share option plan, to issue options to purchase our Ordinary Shares and restricted stock units to our directors, officers, employees and consultants, and those of our affiliated companies (as such term is defined under share option plan), or the Grantees. The share option plan is administered by our board of directors or a committee that was designated by the board of directors for such purpose, or the Administrator.

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

In the event of a (i) merger or consolidation in which we (in this context, specifically Steakholder Foods Ltd.) are not the surviving entity or pursuant to which the other company becomes our parent company or that pursuant to which we are the surviving company but another entity holds 50% or more of our voting rights, (ii) an acquisition of all or substantially all of our Ordinary Shares, (iii) the sale of all or substantially all of our assets, or (iv) any other event with a similar impact, we may exchange all of our outstanding options granted under the share option plan that remain unexercised prior to any such transaction for options to purchase shares of the successor corporation (or those of an affiliated company) following the consummation of such transaction.

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

2022 Share Incentive Plan

We adopted the 2022 Share Incentive Plan, or the 2022 Plan, on June 10, 2022, and a general meeting of our shareholders approved the 2022 Plan on March 30, 2023. The 2022 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Shares Available for Grants. The maximum number Shares (which means ordinary shares, of no par value, (including ordinary shares resulting or issued as a result of share split, reverse share split, bonus shares, combination or other recapitalization events, and including in the form of ADSs), or shares of such other class of shares as shall be designated by the board of directors of the Company in respect of the relevant award) available for issuance under the 2022 Plan is equal to the sum of (i) 8,500,000 Shares, (ii) 1,127,850 Shares, which represents the number of Shares available for issuance under the Option and RSU Allocation Plan, or the Prior Plan, on the effective date of the 2022 Plan, and (iii) an annual increase on the first day of each year beginning in 2023 and on January 1st of each calendar year thereafter and ending on January 1, 2032, equal to the lesser of (A) 5% of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year, on a fully diluted basis; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year. Shares issued under the 2022 Plan may be, in whole or in part, authorized but unissued Shares, (and, subject to obtaining a ruling as it applies to 102 awards) treasury shares (dormant shares) or otherwise Shares that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law).

Any Shares (a) underlying an award granted under the 2022 Plan or an award granted under the Prior Plan (in an amount not to exceed 8,498,490 Shares under the Prior Plan) that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares, for any reason, without resulting in the issuance of Shares; (b) if permitted by the Company, subject to an award that are tendered to pay the exercise price of an award; or withholding tax obligations with respect to an award; or  if permitted by the Company, subject to an award that are not delivered to a Grantee because such Shares are withheld to pay the exercise price of such award; or withholding tax obligations with respect to such award may again be available for issuance under the 2022 Plan and for issuance upon exercise or (if applicable) vesting thereof for the purposes of the 2022 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2022 Plan in its discretion.

The maximum aggregate number of Shares that may be issued pursuant to the exercise of incentive stock options granted under the 2022 Plan, or the ISO Limit, shall be the sum of (a) the aggregate number of Shares set forth in clauses (a) and (b) in the above paragraph; and (b) any Shares underlying awards granted under the Prior Plan that are returned to the 2022 Plan (not to exceed 8,498,490 Shares). To the extent permitted under Section 422 of the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended (the “Code”), any Shares covered by an award that has expired, or was cancelled, terminated, forfeited, or settled in cash without the issuance of Shares shall not count against the ISO Limit. Shares that actually have been issued under the 2022 Plan shall not become available for future issuance hereunder pursuant to incentive stock options.

Administration. Our board of directors, or a duly authorized committee of our board of directors, or the Administrator, or the Administrator, will administer the 2022 Plan. Under the 2022 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2022 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2022 Plan and take all other actions and make all other determinations necessary for the administration of the 2022 Plan.

The Administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2022 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2022 Plan but without amending the 2022 Plan; provided, that if the Administrator takes such action with respect to an award held by a U.S. service provider, it shall do so in accordance with the requirements of Section 409A of the Code, if applicable.

The Administrator also has the authority to amend and rescind rules and regulations relating to the 2022 Plan or terminate the 2022 Plan at any time before the date of expiration of its ten year term.

Eligibility. The 2022 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version) 5271-1961, and the regulations and rules promulgated thereunder, all as amended from time to time (the “Ordinance”), and Section 3(i) of the Ordinance and in compliance with Section 422 of the Code and Section 409A of the Code as they relate to U.S. service providers when granted Nonqualified Stock Options, and  to U.S. service providers who are Employees when granted Incentive Stock Options.

Grants. All awards granted pursuant to the 2022 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the Administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2022 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the Administrator and stated in the award agreement, and subject to the conditions of the 2022 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the Administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the Shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates.

Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2022 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.

Options granted under the 2022 Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the Shares (if the Shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date immediately preceding the day of the grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent stockholders, not less than 110%.

Nonqualified stock options may not be granted to a U.S. service provider unless (i) the Shares underlying such options constitute “service recipient stock” under Section 409A of the Code and such options meet the other requirements to be exempt from Section 409A of the Code or (ii) such options comply with the requirements of Section 409A of the Code. A nonqualified stock option may be granted with an exercise price lower than the minimum exercise price set forth above if (i) such option is granted pursuant to an assumption or substitution for another option in accordance with and pursuant to Section 409A of the Code or (ii) the Administrator expressly determined that the option will have a lower exercise price and the Option complies with Section 409A of the Code or meets another exemption under Section 409A of the Code.

Incentive stock options may be granted only to U.S. service providers who are employees of the Company. However, if for any reason an option (or portion thereof) does not qualify as an incentive stock option, then, to the extent of such non-qualification, such option (or portion thereof) shall be treated as a nonqualified stock option granted under the 2022 Plan.

An RSU may be awarded to any service provider, including under Section 102 of the Ordinance. Subject to Applicable Law, RSUs may be granted in consideration of a reduction in the recipient’s other compensation. No payment of exercise price shall be required as consideration for RSUs, unless included in the award agreement or as required by applicable law. The grantee shall not possess or own any ownership rights in the Shares underlying the RSUs. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after vesting as determined by the Administrator; provided, that no such deferral shall be made with respect to RSUs held by a U.S. service provider if such deferral would cause such RSUs to fail to qualify for an exemption under Section 409A of the Code and become subject to the requirements of Section 409A of the Code, unless expressly determined by the Administrator, or would violate the requirements of Section 409A. In no event shall any dividends or dividend equivalent rights be paid before the vesting of the portion of the RSUs to which such dividends or dividend equivalent rights relate, unless otherwise provided for in an award agreement or determined by the Committee. Any RSUs granted under the 2022 Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code.

Exercise. An award under the 2022 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Plan, the Administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee. The exercise period of an award will be determined by the Administrator and stated in the award agreement, but will in no event be longer than ten (10) years from the date of grant of the award. Notwithstanding anything to the contrary, the Administrator may extend the periods for which awards held by any grantee may continue to vest and/or be exercisable; it being clarified that such awards may lose their entitlement to certain tax benefits under applicable law; if done so with respect to a U.S service provider, the Administrator shall act in accordance with Section 409A of the Code, as applicable.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2022 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Plan.

In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the Administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2022 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2022 Plan.

Any Option that is intended to be an incentive stock option and is exercised later than three (3) months after the grantee ceases to be employed by the Company (or any parent or subsidiary), except in the case of death or “Disability” (as defined in Section 22(e)(3) of the Code), will be deemed a nonqualified stock option. If the grantee ceases to be employed by the Company (or any parent or subsidiary) due to disability, any option that is intended to be an incentive stock option and is exercised later than twelve (12) months after such termination date will be deemed a nonqualified stock option.

Voting Rights. Except with respect to restricted share awards, grantees will not have the rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.

Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any stock split, stock dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividend but may be eligible to receive dividend equivalents.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the Administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the Administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the Administrator. In the event of a distribution of a cash dividend to all shareholders, the Administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.

In the event of a merger or consolidation of the Company or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the Administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the Administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the Administrator to be fair in the circumstances. Changes with respect to awards held by U.S. service providers shall be made in accordance with the requirements of Section 409A of the Code or Section 424 of the Code, as applicable and to the extent necessary to avoid adverse tax consequences under Section 409A of the Code, a transaction or other event will not be deemed a Merger/Sale for purposes of awards granted to U.S. service providers unless the transaction or other event qualifies as a change in control event within the meaning of Section 409A of the Code.

C. Board Practices

Board of Directors

Our board of directors consists of four directors, three of whom are deemed independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act, as well as the standards of the Companies Law.

Under our articles of association, our board of directors must consist of no less than three and no more than seven directors (including the external directors, if any), divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Our directors are divided among the three classes as follows:

•	the Class I directors are Messrs. Eli Arad and David Gerbi and their respective terms will expire at the Company’s annual general meeting of shareholders to be held in 2026;

•	the Class II director is Ms. Sari Singer and her term will expire at the Company’s annual general meeting of shareholders to be held in 2024; and

•	the Class III director is Mr. Yaron Kaiser his term will expire at the Company’s annual general meeting of shareholders to be held in 2025.

Pursuant to our articles of association, the vote general required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office. Under our articles of association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office.

In addition, our articles of association allow our board of directors to appoint new directors to fill vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our articles of association, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors. Our board of directors may continue to operate for as long as the number of directors is no less than the minimum number of directors mentioned above.

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

D. Employees

As of December 31, 2022, we had 49 employees based at our office and laboratory in Rehovot, Israel and Peace of Meat employed 32 employees based at its office and laboratory in Antwerp, Belgium. On March 7, 2023, we announced a strategic restructuring for Peace of Meat, including targeted layoffs in areas of the business that were unrelated to its updated focus, and on April 4, 2023, we announced the expected liquidation of Peace of Meat, as a result of which it will no longer employ employees.

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

Unless otherwise noted below, each shareholder’s address is c/o Steakholder Foods Ltd., 5 David Fikes St., Rehovot 7638205, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and executive officers
Arik Kaufman(2)	491,600	*
Guy Hefer(3)	333,330	*
Dan Kozlovski(4)	133,340	*
Yaron Kaiser(5)	3,003,610	1.7%
David Gerbi(6)	218,510	*
Eli Arad(7)	167,010	*
Sari Singer(8)	168,460	*
All directors and executive officers as a group (7 persons)	4,515,860	2.6%

*	Less than one percent (1%).

(1)	Based on 172,071,117 Ordinary Shares outstanding as of March 22, 2023.

(2)
Consists of 283,270 Ordinary Shares and options to purchase 208,330 Ordinary Shares exercisable within 60 days of the date of this annual report, with an exercise price of $0.519. These options expire on March 16, 2026.

(3)
Consists of options to purchase 187,500 Ordinary Shares exercisable within 60 days of the date of this annual report, with an exercise price of NIS 3.49 ($0.96), expiring on March 24, 2025, and options to purchase 145,830 Ordinary Shares exercisable within 60 days of the date of this annual report, with an exercise price of $0.716, expiring on July 20, 2025.

(4)
Consists of options to purchase 133,340 Ordinary Shares exercisable within 60 days of the date of this annual report, with an exercise price of NIS 1.90 ($0.52). These options expire on August 5, 2024.

(5)
Consists of 1,435,280 Ordinary Shares based on information provided to us by Mr. Kaiser, options to purchase 116,660 Ordinary Shares exercisable within 60 days of the date of this annual report, with an exercise price of $0.519, expiring on March 16, 2026, restricted share units vesting into 111,670 Ordinary Shares within 60 days of the date of this annual report, and performance share units that may vest into 1,340,000 Ordinary Shares within 60 days of this annual report if their associated performance targets are met during such period.

(6)
Consists of 96,450 Ordinary Shares, RSUs vesting into 7,490 Ordinary Shares within 60 days of the date of this annual report and options to purchase 114,570 Ordinary Shares within 60 days of the date of this annual report with an exercise price of $0.716. These options expire on July 20, 2025.

(7)
Consists of 44,950 Ordinary Shares, RSUs vesting into 7,490 Ordinary Shares within 60 days of the date of this annual report and options to purchase 114,570 Ordinary Shares within 60 days of the date of this annual report with an exercise price of $0.716. These options expire on July 20, 2025.

(8)
Consists of 44,910 Ordinary Shares, RSUs vesting into 8,980 Ordinary Shares within 60 days of the date of this annual report and options to purchase 114,570 Ordinary Shares within 60 days of the date of this annual report with an exercise price of $0.716. These options expire on July 20, 2025.

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

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

As of the date of this Annual Report on Form 20-F, there are five shareholders of record of our ordinary shares, of whom two are in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as most of the shares we have issued, including those represented by ADSs are currently recorded in the name of our ADS registrar, The Bank of New York Mellon. Based upon a review of the information provided to us by The Bank of New York Mellon, as of March 1, 2023, there were 25 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our ADSs nor is it representative of where such beneficial holders reside, since many of these ADSs were held of record by brokers or other nominees.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage
5% or greater shareholders
Shimon Cohen	12,175,320	(2)	7.1%

(1)          Based on 172,071,117 Ordinary Shares outstanding as of March 22, 2023.

(2)         This information is based solely on a Schedule 13D filed with the SEC on September 22, 2022, pursuant to which Shimon Cohen reported that he is the direct and beneficial owner of 12,175,320 Ordinary Shares, which represents (i) 305,616 ADSs held by Mr. Cohen in his individual capacity and (ii) 437,245 ADSs, 222,068 ADSs and 252,603 ADSs held indirectly by Mr. Cohen through S.C. Ma’agarei Enosh Ltd., Reshet Bitachon Ltd. and Ma’agarim Proyektim Ltd., respectively, each of which Mr. Cohen is the sole owner, manager and shareholder. The address for Shimon Cohen is 20 Derech HaShalom, Tel Aviv, 61250 Israel.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since the beginning of 2020. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

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

Private Issuances of Securities

In January 2020, following the closing of the merger between MeaTech and Ophectra, we issued former shareholders of Steakholder Innovations warrants to receive ordinary shares, including to the following then-related parties: (1) warrants to receive 1,036,098 ordinary shares each to Sharon Fima, then our Chief Executive Officer and Chief Technical Officer, and Omri Schanin, then our Deputy Chief Executive Officer; and (2) warrants to receive 1,291,158 ordinary shares to Liran Damati, then a substantial shareholder. The warrants had no exercise price and vested upon the achievement of pre-defined milestones in 2020 and 2021.

In May 2020, pursuant to approvals of our audit committee, board of directors and a general meeting of our shareholders: (1) we issued 1,043,846 ordinary shares and options to purchase 6,030,286 ordinary shares at an exercise price of NIS 3.36 (approximately $0.92) per share in return for a private investment of $750,000 by EL Capital Investments LLC, a company controlled by Mr. Steven Lavin, who was concurrently appointed to our board of directors as its chairman; and (2) we issued options to purchase 1,967,327 ordinary shares at an exercise price of NIS 2.49 (approximately $0.68) per share and options to purchase 1,967,328 ordinary shares at an exercise price of NIS 3.486 (approximately $0.96) to Silver Road Capital Ltd., the majority of whose shares were owned by directors at the time, Mr. Steven Lavin and Mr. Daniel Ayalon.

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

B. Significant Changes

Since December 31, 2022, the following significant changes have occurred:

Fundraising Round

On January 9, 2023, we consummated an underwritten public offering of 1,550,000 American Depositary Shares (“ADSs”) at a price of $1.00 per ADS and pre-funded warrants to purchase 4,950,000 ADSs at a purchase price of $0.9999 per warrant and an exercise price of $0.0001 per warrant, for total immediate gross proceeds of approximately $6.5 million. As part of the offering, we issued warrants to purchase 6,500,000 ADSs, exercisable immediately for a period of five years, with an exercise price of $1.00 per ADS. Underwriting discounts and other offering expenses totaled approximately $0.7 million. In addition, we granted the underwriters a 45-day option to purchase up to an additional 975,000 ADSs and/or warrants at the public offering price, less discounts and commissions, solely to cover over-allotments, if any, which was not exercised.

In connection with the offering, we entered into an agreement with an existing investor to reduce the exercise price of outstanding warrants to purchase up to 1,857,143 ADS which were issued in our July 2022 registered direct offering (the “Prior Warrants”) from $3.50 per ADS to $1.00 per ADS, and to extend the term of the Prior Warrants until January 10, 2028.

Appointment of Chief Financial Officer

On March 2, 2023, we announced that our Vice President of Finance, Mr. Eitan Noah, will be assuming the position of Chief Financial Officer, as our current Chief Financial Officer, Guy Hefer, has decided to step down from his role for personal reasons, all effective April 5, 2023.

Eitan Noah, B.A., CPA, has been our Vice President of Finance since January 2021. He is an integral member of our finance team, demonstrating exceptional leadership and financial acumen during his tenure, with a deep understanding of our operations, financials, and strategic priorities. Before joining us, Mr. Noah was Director of Finance at Inception XR, Inc., and Controller and FP&A Manager at Fluence Corp. Ltd. Prior to that, he was a senior associate at PwC Israel. He holds a Bachelor’s degree in Economics from the Ben-Gurion University of the Negev, Israel, and is a certified practicing accountant in Israel.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

ADSs

The ADSs, representing our ordinary shares, traded on Nasdaq under the symbol “MITC” between March 12, 2021 and August 2, 2022, and have traded under the symbol “STKH” since then.

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

A. Share Capital

Not applicable.

B. Articles of Association

The information set forth in our prospectus dated January 9, 2023, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital” is incorporated herein by reference.

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

Taxation of our shareholders

Capital gains

Capital gains tax is generally imposed on the disposal of capital assets by an Israeli resident, and on the disposal of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The ITO distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is not currently subject to tax in Israel.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income in 2022, a tax rate of 23% for corporations and a marginal tax rate of up to 47% for individuals, unless contrary provisions in a relevant tax treaty applies. In addition, a 3% excess tax (as discussed below) is levied on individuals whose total taxable income in Israel in 2022 exceeded NIS 663,240.

Notwithstanding the foregoing, generally, capital gain derived from the sale of our ordinary shares or ADSs by a shareholder who is a non-Israeli resident (whether an individual or a corporation) should be exempt from Israeli capital gain tax, provided, among others, that:(i) the ordinary shares or ADSs were purchased upon or after the listing of the securities on the stock exchange, and (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable. However, non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli entity. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares or ADSs are deemed to be business income. In addition, the sale of ordinary shares or ADSs may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Tax Treaty, or the Treaty, generally exempts U.S. residents (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset from Israeli capital gains tax in connection with such sale, exchange or disposition unless either (i) the U.S. treaty resident owns, directly or indirectly, 10% or more of the Israeli resident company’s voting rights at any time within the 12-month period preceding such sale, exchange or disposition; (ii) the seller, if an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iii) the capital gain from the sale, exchange or disposition was derived through a permanent establishment of the U.S. resident in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (v) the capital gains arising from such sale, exchange or disposition is  attributed to royalties. In any such case, the sale, exchange or disposition of such shares or ADSs would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their shares or ADSs, the payment of the consideration may be subject to withholding tax at source in Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold tax at source.

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year, in respect of sales of securities made within the previous six months by Israeli residents for whom tax has not already been deducted. However, if all tax due was withheld at source according to applicable provisions of the ITO and the regulations promulgated thereunder, there is no need to file a return and no advance payment must be paid, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on the annual income tax return.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

Dividends

We do not expect to make any distribution with respect to our shares or ADSs. However, if we make any such distribution, under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder that constitute qualified dividend income will be taxable at a preferential tax rate applicable to long-term capital gains of, currently, 20 percent, provided that the U.S. Holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. If we are treated as a PFIC, dividends paid to a U.S. Holder will not be treated as qualified dividend income. If we are not treated as a PFIC, dividends we pay with respect to the shares or ADSs generally may be qualified dividend income, provided that the holding period requirements are satisfied by the U.S. Holder.

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

Passive foreign investment company considerations

Based on our income and assets, we believe that we may be treated as a PFIC for the preceding taxable year. However, the determination of our status is made annually based on the factual tests described below. Consequently, while we may be treated as a PFIC in future years, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC for the current or future taxable years. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the shares or ADSs. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of the average percentage of our assets during the taxable year, assuming we were not a controlled foreign corporation, or CFC, for the year being tested, based on the average of the fair market values of the assets determined at the end of each quarterly period, are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

QEF election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our shares or ADSs as stock of a “qualified electing fund” or QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We cannot provide any assurances that we will provide to U.S. Holders the information required to make a valid QEF election.

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

We maintain a corporate website at www.steakholderfoods.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report on Form 20-F.

With respect to references made in this Annual Report on Form 20-F to any contract or other document of Steakholder Foods, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report on Form 20-F for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK

For quantitative and qualitative information regarding our market risk, see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Quantitative and Qualitative Disclosures About Market Risk” and Note 23 to our financial statements.

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

Our management assessed our internal control over financial reporting as of December 31, 2022, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

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

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that is applicable to all of our directors, executives and other employees, and those of our affiliates. A copy of the Code of Conduct is available on our website at www.steakholderfoods.com. Any waivers of the Code of Ethics for directors and officers require the approval of the audit committee of our board of directors. We expect that any amendments to the Code of Conduct will be disclosed on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2022 and 2021. Following are Somekh Chaikin’s fees for professional services in each of the respective fiscal years:

	Year ended December 31,
	2022	2021
	USD, in thousands

Audit fees(1)	295	336
Tax fees(2)	25	3
Total	320	339

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

Steakholder Foods Ltd. (formerly known as MeaTech 3D Ltd.)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Steakholder Foods Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Steakholder Foods Ltd. (“the Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
Tel Aviv, Israel
April 4, 2023

Steakholder Foods Ltd

Consolidated Statements of Financial Position

		December 31	December 31
		2022	2021
		USD thousands	USD thousands
Current assets

Cash and cash equivalents	4	6,284	19,176
Other investment	6	136	154
Restricted deposits		24	-
Receivables	5	670	2,782
Total current assets		7,114	22,112

Non-current assets

Restricted deposits		331	405
Other investment	6	1,156	1,355
Right-of-use asset	19	3,400	407
Intangible assets	16	-	13,453
Fixed assets, net	7	3,315	2,922

Total non-current assets		8,202	18,542

Total Assets		15,316	40,654

Current liabilities

Trade payables		745	382
Other payables	8	2,303	2,239
Current maturities of lease liabilities	19	394	165
Derivative instrument	9B	882	-

Total current liabilities		4,324	2,786

Non-current liabilities

Long-term lease liabilities	19	3,109	246

Total non-current liabilities		3,109	246

Capital

Share capital and premium on shares		73,234	69,610
Capital reserves		3,811	3,708
Currency translation differences reserve		(1,424)	1,275
Accumulated deficit		(67,738)	(36,971)

Total capital		7,883	37,622
Total liabilities and capital		15,316	40,654

Steakholder Foods Ltd

Consolidated Statements of Operations and of Comprehensive Loss

		Year ended December 31,	Year ended December 31,	Year ended December 31,
		2022	2021	2020
		USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	11	9,801	7,594	2,491
Marketing expenses	12	3,044	1,628	506
General and administrative expenses	13	6,937	8,010	5,380
Impairment loss	16	15,577	-	-
Public listing expenses		-	-	10,164

Operating loss		35,359	17,232	18,541

Financing income	14	(4,878)	(509)	(110)
Financing expenses	14	286	1,299	93
Total financing (income) expenses		(4,592)	790	(17)

Loss for the period		30,767	18,022	18,524

Capital reserve for financial assets at fair value that will not be transferred to profit or loss		-	-	334
Currency translation differences loss (income) that might be transferred to profit or loss over ILS		2,131	(1,942)	(758)
Currency translation differences loss (income) that might be transferred to profit or loss over EUR		568	1,447	-

Total comprehensive loss for the period		33,466	17,527	18,100

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)		0.226	0.155	0.308

Weighted-average number of shares outstanding - basic and diluted	21	135,900,869	115,954,501	60,112,197

Steakholder Foods Ltd

Consolidated Statements of Changes in Equity

	Share capital and premium on shares	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as at January 1, 2022	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Share-based payments	-	-	-	-	1,146	-	1,146
Issuance of shares and warrants, net	2,528	-	-	-	-	-	2,528
Exercise of options	1,096				(1,043)		53
Other comprehensive loss	-	-	-	(2,699)	-	-	(2,699)
Loss for the period	-	-	-	-	-	(30,767)	(30,767)

Balance as at December 31, 2022	73,234	(334)	14	(1,424)	4,131	(67,738)	7,883

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-Based Payment	-	-	-	-	3,965	-	3,965
Issuance of shares and warrants, net	32,330	-	-	-	-	-	32,330
Exercise of options	6,799				(3,576)		3,223
Other comprehensive income	-	-	-	495	-	-	495
Loss for the period	-	-	-	-	-	(18,022)	(18,022)

Balance as at December 31, 2021	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Share-Based Payment	-	-	-	-	3,958	-	3,958
Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	14,067	-	-	-	-	-	14,067
Exercise of options - Investors	2,753	-	-	-	-	-	2,753
Exercise of options – Share-Based Payment	342				(319)		23
Other comprehensive income (loss)	-	(334)	-	758	-	-	424
Loss for the year	-	-	-	-	-	(18,524)	(18,524)

Balance as at December 31, 2020	30,481	(334)	14	780	3,639	(18,949)	15,631

Steakholder Foods Ltd

Consolidated Statements of Cash Flows

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period	(30,767)	(18,022)	(18,524)

Adjustments:
Depreciation and amortization	1,519	680	213
Change in fair value of derivative	(3,800)	(316)	(36)
Change in fair value of other investment	(102)	(193)	(74)
Changes in net foreign exchange expenses	(891)	1,279	-
Interest expense over lease liabilities	266	9	5
Interest income over short term deposits	(85)	-	-
Share-based payment expenses	1,146	3,965	3,958
Impairment loss on intangible asset	14,367	-	-
Impairment loss on fixed asset	1,210	-	-
Public listing expenses	-	-	10,164
Changes in asset and liability items:
Decrease (increase) in receivables	1,885	(2,351)	5
Increase (decrease) in trade payables	444	(97)	126
Increase in other payables	495	1,095	336
Net cash used in operating activities	(14,313)	(13,951)	(3,827)

Cash flows - investment activities
Acquisition of fixed assets	(2,928)	(1,828)	(681)
Increase in restricted deposit	5	(337)	(6)
Loan provided	-	(367)	-
Proceeds on account of other investment*	143	149	71
Interest received over short term deposits	85	-	-
Acquisition of other investments, net of cash acquired	(838)	(6,808)	(1,188)

Net cash used in investing activities	(3,533)	(9,191)	(1,804)

Cash flows - financing activities
Proceeds from issuance of shares and warrants	2,006	29,281	14,887
Issuance costs	(202)	(3,283)	(819)
Repayment of liability for lease	(514)	(346)	(140)
Repayment of interest over liability of lease	(266)	(9)	(5)
Proceeds on account of capital issuance	-	-	222
Proceeds from exercise of share options	53	3,222	2,776
Proceeds with regard to derivative	4,495	-	348
Net cash from financing activities	5,572	28,865	17,269

Increase (decrease) in cash and cash equivalents	(12,274)	5,723	11,638
Effect of exchange differences on cash and cash equivalents	(618)	(103)	644
Cash and cash equivalents at the beginning of the period:	19,176	13,556	1,274

Cash balance and cash equivalents at end of period	6,284	19,176	13,556
Non-cash activities
Purchase of fixed assets yet to be paid	7	57	1
Issue of shares and options against intangible asset	724	6,332	222

*Reclassified from financing activities to investment activities

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 1 – General

A.	Reporting entity

Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market, listing American Depositary Shares (ADSs) for trade under the ticker STKH, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 5 David Fikes St., Rehovot, Israel. In August 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

The Company’s foodtech activities were commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called Steakholder Innovation Ltd. As the Company was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees of MeaTech Ltd., the transaction was treated as a reverse acquisition that does not constitute a business combination.

The Company is developing a suite of advanced high-throughput manufacturing technologies to produce cell-based alternative protein products for cultivated, sustainable meat production, and focused on developing premium, center-of-plate meat products, including development of high-throughput bioprinting systems.

B.	Material events in the reporting period

(1)	On July 5, 2022, the Company consummated a securities purchase agreement. For details, see Note 9A.

(2)	Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the rate of change in the Consumer Price Index in Israel increased, an increase that continued also in 2022. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates and the rise in inflation rates had an effect on items in the financial statements as described in Note 19 on leases.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 1 - General (cont.)

C.	Going Concern

Since inception, the Company has incurred significant losses and negative cash flows from operations and as of December 31, 2022 has an accumulated deficit of USD 67.7 million. The Company has financed its operations mainly through fundraising from various investors.

The Company’s management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. On January 9, 2023, the Company consummated a securities purchase agreement with gross proceeds of approximately USD 6.5 million. Management is of the opinion that its existing cash will be sufficient to fund operations until Q3 2023. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

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

D.	Definitions:

In these financial statements:

(1)	The Company - Steakholder Foods Ltd.

(2)
The Group – The Company and its subsidiaries, Steakholder Innovation Ltd. (formerly known as MeaTech Ltd.), Steakholder Foods Europe BV, Peace of Meat BV (hereafter “Peace Of Meat”) and Steakholder Foods USA, Inc.

(3)	Related Party - Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

(4)	USD - United States Dollar

(5)	NIS – New Israeli Shekel

(6)	EUR – Euro

(7)	ADS – American Depositary Shares

(8)	GBP - British Pound Sterling

(9)	CPI – Consumer price index

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 2 - Basis of preparation of the Financial Statements

A.
Statement of compliance with IFRS

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The financial statements were authorized for issue by the company’s board of directors on April 4, 2023.

B.
Functional currency and presentation currency

The New Israeli Shekel ("NIS") is the currency that represents the primary economic environment in which the Company and its Israeli subsidiary operate, and is therefore the functional currency of their operations. The Euro is the currency that represents the primary economic environment in which the Company’s European subsidiaries operate, and is therefore the functional currency of their operations. Nonetheless, for reporting purposes, the consolidated financial statements, which were prepared on the basis of the functional currencies, were translated into US Dollars, which the Company selected as its presentation currency, as its securities are traded on the Nasdaq Capital Markets, and in order to make the Company’s financial statements more accessible to U.S.-based investors.

Assets and liabilities were translated at the exchange rate of the end of the period; expenses and income were translated at the exchange rate at the time they were generated. Exchange rate differentials generated due to such translation are attributed to the Currency translation differences reserve.

Currency	USD - ILS			USD - EUR
Period	2022	2021	2020	2022	2021
December 31	3.519	3.110	3.215	0.938	0.883
Year Average	3.359	3.230	3.479	0.950	0.845

C.
Basis of Measurement:

The financial statements have been prepared on the historical cost basis except for provisions.

For further information regarding the measurement of these liabilities, see Note 3 regarding significant accounting policies.

D.	Operating Cycle: The Company’s operating cycle is one year.

E.
Use of estimates and judgments:

The Company’s operating cycle is one year.

Use of estimates.

The preparation of financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 2 – Basis of Preparation of the Financial Statements (cont.)

E.	Use of estimates and judgments (cont.):

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

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 6, on other investments;
•	Note 9B, on derivative instrument;
•	Note 10, on share-based payments;
•	Note 16, on subsidiaries;
•	Note 19, on leases;

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

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 3 – Significant Accounting Policies

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

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 3 – Significant Accounting Policies (cont.)

A.	Financial Instruments (cont.):

(3)	Share capital

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

(5)	Measurement of derivative financial instruments

Derivatives are recognized initially at fair value, attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The changes in fair value of these derivatives are recognized in profit or loss, as financing income or expense. The company implements the said accounting treatment to changes in the fair value of the warrants which exercise price were determined in USD and has a limited cashless mechanism.

B.	Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash-generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

Measurement of recoverable amount

The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset, for which the estimated future cash flows from the asset were not adjusted. See Note 16.

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Non-derivative financial assets

See Note 6.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 3 – Significant Accounting Policies (cont.)

C.	Financing income and expenses

Financing income derives from changes in fair value of financial instruments mandatorily measured at fair value through profit or loss.

Financing expenses comprise mainly from bank fee expenses and lease liabilities interest expenses, which are recognized in profit or loss.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities.

D.	Loss per share

The Company presents basic and diluted earnings or loss per share data for its ordinary shares. Basic earnings or loss per share is calculated by dividing the earnings or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year including pre-funded warrants. Diluted earnings or loss per share is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average-number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise share options.

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

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 3 – Significant Accounting Policies (cont.)

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

The estimated useful lives for the current and comparative periods are as follows:

● Computers	3 years
● Leasehold improvements	2-8 years
● Laboratory equipment	5-7 years
● Machinery and Equipment	6-10 years
● Office furniture, equipment and accessories	14 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

H.	Leases

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

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 3 – Significant Accounting Policies (cont.)

H.	Leases (cont.)

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

Variable lease payments
Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Depreciation of right-of-use asset
After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier.

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

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 3 – Significant Accounting Policies (cont.)

J.	Share-based compensation

Share-based compensation expense related to share awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the binomial and Monte Carlo option pricing model. The option pricing model requires the input of highly subjective assumptions, including the expected term of the option, the expected volatility of the price of the Company’s ordinary shares and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The Company recognizes compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach. Forfeitures are accounted for as they occur.

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

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 3 – Significant Accounting Policies (cont.)

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

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 4 – Cash and Cash Equivalents

	December 31	December 31
	2022	2021
	USD thousands	USD thousands

Cash in USD	4,060	15,596
Cash in NIS	1,116	1,688
Cash in Euro	1,106	1,892
Cash in GBP	2	-
Total cash and cash equivalents	6,284	19,176

Note 5 – Receivables

	December 31	December 31
	2022	2021
	USD thousands	USD thousands

Institutions	247	301
Prepaid expenses	423	743
Other	-	1,738
	670	2,782

Note 6 – Other Investment

Developments in Other Investment	USD thousands

As at January 1, 2022	1,509
Proceeds from Therapin asset	(143)
Profit from increase in fair value	102
Effect of changes in exchange rates	(176)
As at December 31, 2022(1)	1,292

(1) USD 136 thousand are classified as a current asset.

Separation Agreement from Therapin

The Company entered into a separation agreement with Therapin on May 26, 2020, where it cancelled its previous investment agreement with Therapin and replaced it with a debt arrangement. Therapin committed to paying the Company NIS 40 thousand (approximately USD 11 thousand) per month for 119 months for a total of NIS 4.8 million (approximately USD 1.4 million) plus NIS 2.45 million (approximately USD 0.7 million) to be paid upon an exit event. If Therapin completes an exit event during the payment period, the Company will have the option to receive shares or payment in cash for the remaining balance. If Therapin generates a distributable surplus or distributes a dividend, the Company will receive a portion of it as repayment. During 2022, the Company received USD 143 thousand and recorded USD 102 thousand as re-valuation financing income.

The Company re-measured the asset using a level 3 fair value measurement at approximately USD 1.3 million (NIS 4.5 million). The fair value was assessed by capitalization of future cash flows (proceeds) at interest rates that reflect the level of risk (based on the duration of the debt) of these proceeds and were classified as Level 3 in the fair value hierarchy. The estimated capitalization interest was based on repayment dates and analysis of the market in which Therapin operates.

Breakdown of the parameters used for measuring fair value of the investor warrants:

Parameters taken into account in the fair value calculation:
Discount rate	11.63%-11.84%
Expected additional payment event	3.7 years

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 7 – Fixed Assets, net

	Computers	Leasehold improvements	Laboratory equipment	Machinery and equipment	Office furniture, equipment and accessories	Total
	USD thousands
Cost
Balance as at January 1, 2021	74	58	573	243	28	976
Additions through acquisition of a subsidiary	14	3	556	-	-	573
Additions during the year	98	75	1,608	77	27	1,885
Effect of changes in exchange rates	2	(1)	(56)	13	2	(40)

Cost as at December 31, 2021	188	135	2,681	333	57	3,394

Accumulated depreciation
Balance as at January 1, 2021	17	10	38	4	1	70
Depreciation during the year	42	22	296	31	3	394
Dispositions in the year	2	1	4	1	-	8

Accumulated depreciation as at December 31, 2021	61	33	338	36	4	472

Depreciated balance as at December 31, 2021	127	102	2,343	297	53	2,922

Cost
Balance as at January 1, 2022	188	135	2,681	333	57	3,394
Additions during the year	128	663	1,759	45	283	2,878
Dispositions in the year	-	(75)	-	(3)	(42)	(120)
Effect of changes in exchange rates	(24)	(70)	(233)	(47)	(16)	(390)

Cost as at December 31, 2022	292	653	4,207	328	282	5,762

Accumulated depreciation
Balance as at January 1, 2022	61	33	338	36	4	472
Depreciation during the year	73	113	617	35	62	900
Dispositions in the year	-	(75)	-	(3)	(42)	(120)
Impairment (see Note 16)	80	31	1,059	4	36	1,210
Effect of changes in exchange rates	(9)	1	(4)	(6)	3	(15)

Accumulated depreciation as at December 31, 2022	205	103	2,010	66	63	2,447

Depreciated balance as at December 31, 2022	87	550	2,197	262	219	3,315

During the year ended December 31, 2022, the Company acquired fixed assets on credit in the amount of USD 7 thousand (USD 57 thousand in 2021). The cost of acquisition had not yet been paid at the reporting date.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 8 – Other Payables

	December 31	December 31
	2022	2021
	USD thousands	USD thousands

Accrued expenses	604	459
Employee benefits	1,175	1,122
Provision - see note 17	199	217
Subsidiary government grant advances	314	218
Others	11	223
	2,303	2,239

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 9 – Capital and Capital Reserves

A.	Share capital of Steakholder Foods Ltd. (in thousands of shares of USD 1 par value)

	Number of Ordinary Shares (thousand)
	2022	2021	2020
Issued and paid-in share capital as at January 1	125,770	79,866	19,870
Issued in reverse merger	-	-	30,526
Exercise of share options during the period – Investor-related	-	3,010	11,302
Exercise of share options during the period – Share-Based Payment-related	1,108	2,218	294
Issued not for cash during the period (1)	1,023	12,088	-
Issued for cash during the period (2)	18,571	28,588	17,874
Issued and paid-in share capital as at December 31	146,472	125,770	79,866

Authorized share capital	1,000,000	1,000,000	1,000,000

(1)
In February 2021, the Company completed a purchase of all of the outstanding share capital not yet owned by the Company, of Belgian cultured fat developer Peace of Meat BV. See Note 16 for information regarding the issuance of shares as part of the consideration in 2022.

(2)
On July 5, 2022, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 600,000 American Depositary Shares (“ADSs”), each representing ten (10) ordinary shares of no par value, at a price of USD 3.50 per ADS, pre-funded warrants to purchase 1,257,143 ADSs at a price of USD 3.4999 (that was already paid) with an exercise price of USD 0.0001 per ADS to be paid once exercised, classified as equity, and warrants to purchase 1,857,143 ADSs for five years with an exercise price of USD 3.50 per ADS. The warrants include net exercise mechanism, and were therefore classified as a derivative (see Note 9B). The securities were offered in the framework of a registered direct offering. The gross proceeds were approximately USD 6.5 million, and the net proceeds were approximately USD 5.8 million. All pre-funded warrants were exercised through December 31, 2022. Issuance costs were allocated pro rata between equity and profit or loss according to the equity and derivative ratio.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 9 – Capital and Capital Reserves (cont.)

B.	Derivative instrument – Investor Warrants

December 31,
2022
USD thousand
Grant date price investor warrants	4,495
Changes in fair value through profit or loss	(3,800)
Effect of changes in exchange rate	187
Investor warrants as of December 31, 2022	882

Information on measurement of fair value of investor warrant derivative

The value at the date the investor warrants were awarded was estimated using a Black and Scholes pricing model.

Breakdown of the parameters used for measuring level 3 fair value of the investor warrants:

Parameters taken into account in the fair value calculation:
ADS price, USD (at date evaluated)	1.02-3.31
Risk free rate	2.86%-4.09%
Volatility	89.6%-96.47%
Expected term	4.51 - 5 years
Exercise price per warrant, USD	3.5
Dividend rate	0%

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 10 – Share-based payments

New allotments during the year ended December 31, 2022 that remain outstanding are set out below. All granted options and restricted stock units (RSU) are non-tradable and physically-settled:

Date of grant and eligible recipients	Terms of the instrument	No. of ordinary shares (thousands)	Vesting Conditions	Contractual duration of the instrument (years)
Options awarded to CEO and Chairman on March 15, 2022	Options exercisable for ordinary shares	850	12 quarterly tranches	4 years

Options awarded to employees of the Company on March 24, 2022	Options exercisable for ordinary shares	775	1/3 after one year and the balance in 8 quarterly tranches	4 years

Options awarded to employees of the Company on June 10, 2022	Options exercisable for ordinary shares	2,180	1/3 after one year and the balance in 8 quarterly tranches	4 years

Options awarded to employees of the Company on November 24, 2022	Options exercisable for ordinary shares	1,695	1/3 after one year and the balance in 8 quarterly tranches	4 years

Total options exercisable into shares		5,500

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 10 – Share-based payments (cont.)

A.	Number and weighted average exercise prices of options and RSUs

The number and weighted average exercise prices of options and RSUs are as follows:

	Number of options and RSUs	Weighted average exercise price	Number of options and RSUs	Weighted average exercise price
	2022	2022	2021	2021
		USD		USD
Outstanding at January 1	19,035,257	0.71	9,505,140	0.84
Granted during the year	5,500,000	0.35	14,559,520	0.66
Forfeited during the year	3,390,640	1.17	194,673	0.52
Exercised during the year(1)	1,107,735	0.04	4,834,730	0.82
Outstanding at December 31	20,036,882	0.53	19,035,257	0.71
Exercisable at December 31	4,925,184	1.67	3,562,192	0.99

(1)	Partly executed through cashless mechanism

Besides incentive options and RSUs, as of the balance sheet date the Company has issued securities exercisable into 35,595,831 ordinary shares to investors, former shareholders of Peace of Meat (see Note 16) and former Ophectra Real Estate and Investments Ltd. employees prior to the reverse merger (see Note 1A), including investor warrants exercisable into 35,395,831 ordinary shares with exercise prices between USD 0.35 and USD 1.71 and prior Ophectra Real Estate and Investments Ltd. employees options exercisable into 200,000 ordinary shares with exercise price of USD 0.49.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 10 – Share-based payments (cont.)

B.	Information on measurement of fair value of share-based payment plans

The fair value at the dates the options were awarded was estimated using a binomial option pricing model.

Breakdown of the parameters used for measuring fair value at the date the share-based payment plans were awarded:

Fair value at date awarded	USD 1,331 thousand

Parameters taken into account in the fair value calculation:
Share price (USD at date awarded)	0.21-0.51
Exercise price (USD unlinked)	0.20-0.52
Expected volatility (weighted average)	91.25%-100.74%
Exercise life	2.0-2.8 years
Risk-free interest rate	2.03%-4.04%
Expected rate of dividend	0%

The expected volatility (standard deviation) was determined on the basis of share price volatility in similar companies, due to the Company’s limited historic share price performance since the date of the merger in January 2020 described in Note 1A above. The estimated exercise coefficient for executive and non-executive is approximately 2.8 and 2.0, respectively. The risk-free interest rate was based on US bonds, with time to maturity equivalent to the expected useful life of the options. Share price was used according to quoted share prices on Nasdaq.

The total expense recorded during the years ended December 31, 2022, 2021 and 2020, amounted to approximately USD 1.1 million (NIS 3.8 million), USD 4.0 million (NIS 12.7 million) and USD 4.0 million (NIS 13.1 million), respectively.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 11 – Research and Development Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	4,937	3,425	1,369
Share-based payment(1)	564	911	476
Materials	1,983	1,875	319
Professional services	432	403	89
Maintenance, office and software fees	389	145	116
Depreciation and amortization	1,067	400	59
D&O insurance	189	332	-
Others	240	103	63
Total Research and Development Expenses	9,801	7,594	2,491

(1)    Including expenses in respect of related parties - see Note 18.

Note 12 – Marketing Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	821	494	255
Share-based payment(1)	149	570	139
PR and advertisement	1,772	507	91
Maintenance, office and software fees	59	22	13
Depreciation and amortization	84	17	3
D&O insurance	82	-	-
Others	77	18	5
Total Marketing Expenses	3,044	1628	506

(1)    Including expenses in respect of related parties - see Note 18.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 13 – General and Administrative Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	1,796	1,328	556
Share-based payment(1)	433	2,484	3,343
Legal and professional services(1)	2,476	1,499	991
Contingent liability expenses	-	-	217
D&O insurance	1,038	1,837	-
Corporate costs	217	343	60
Maintenance, office and software fees	320	149	38
Depreciation and amortization	368	263	151
Others	289	107	24
Total General and Administrative Expenses	6,937	8,010	5,380

(1)    Including expenses in respect of related parties - see Note 18.

Note 14 – Financing Income and Expenses

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	USD thousands	USD thousands	USD thousands
Financial Income
Net change in fair value of financial instruments mandatorily measured at fair value through profit or loss	3,902	509	110
Interest income in cash and cash equivalents	85	-	-
Net foreign exchange income	891	-	-
Total Financial Income	4,878	509	110

Financial Expenses
Net foreign exchange loss	-	1,279	85
Interest expense on lease liabilities	266	9	5
Bank interest and commission expenses	20	11	3
Total Financial Expenses	286	1,299	93

Net financing expenses (income) recognized in profit or loss	(4,592)	790	(17)

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 15 – Income Tax

A.	Details regarding the tax environment of the Company

(1)	Corporate tax rate

The tax rates applicable to the companies operating in Israel for the years 2020-2022 are 23%.

The tax rates applicable to the companies operating in Belgium for the years 2020-2022 are 25%.

B.	Tax Assessments

The Company has final tax assessments through 2013.

C.	Unrecognized carryforward losses and deferred taxes

As at December 31, 2022, the Group has estimated business losses carried forward in the amount of approximately USD 23.6 million. Under current tax legislation in Israel and Belgium, tax losses do not expire. Deferred tax assets in the amount of approximately USD 5.6 million have not been recognized in respect of these items, nor in respect of timing differences for research and development expenses carried forward since the Company has not yet established the probability that future taxable profit will be available against which the Company can utilize the benefits.

Note 16 - Subsidiaries

In February 2021, the Company completed a purchase of all of the outstanding share capital not yet owned by the Company of Belgian cultured fat developer Peace of Meat BV for total consideration of up to EUR 16.3 million (USD 19.9 million). The total consideration payable by the Company in the acquisition consisted of both cash and equity instruments to be paid to Peace of Meat shareholders and in legal and finder’s fees. The total consideration was paid as part of the closing of the acquisition and part upon the achievement of the defined milestones and sub-milestones. Substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets (the “intangible asset” or “IPR&D”), thus the subsidiary is not considered a business and the acquisition is accounted as an asset acquisition. Contingent consideration, dependent upon the achievement of technological milestones was recognized at the time of the achievement of each milestone on the basis of the shares and cash that are payable.

The following summarizes the major classes of consideration at the acquisition date:

Total consideration

USD thousands
Cash consideration at closing date	4,799
Initial cash investment in acquiree	1,223
Equity instruments issued (4,070,766 ordinary shares) (1)	4,359
Acquisition-related costs (2)	254
Total consideration as of consolidation date	10,635
Contingent consideration (3)	9,308
Total consideration subject to achievement of all milestones	19,943

(1)	The fair value of the ordinary shares issued was based on the share price of the Company at the closing date (February 10, 2021) of NIS 3.986 per share.

(2)	Acquisition-related costs include legal expenses and finder’s fees.

(3)
Contingent consideration

The Company agreed to pay the selling shareholders and the finder an additional 4,070,766 rights to ordinary shares with a value of USD 4.4 million and cash consideration of USD 4.9 million upon the achievement of defined milestones. The acquisition agreement specified that each milestone must be reached within a six-month period, over a total period of two years, which can be extended by up to nine additional months under circumstances set forth in the acquisition agreement. Peace of Meat achieved the first three milestones, the first two during 2021 and the third during 2022.

No liability is being provisioned prior to milestones achievement.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 16 - Subsidiaries (cont.)

Identifiable assets acquired and liabilities assumed:

Peace Of Meat condensed Balance Sheet (at acquisition date)	USD thousands
Current assets	425
Non-current assets	588
Current liabilities	(578)
Non-current liabilities	(16)
Tangible assets net	419

IPR&D – Intangible asset

Intangible asset that was recognized as a result of the acquisition and additions made by December 31, 2022 as follows:

Peace Of Meat initial consolidation effect	USD thousands
Closing cash consideration and related acquisition costs	5,053
Shares consideration	4,359
Initial cash investment in acquiree	1,223
Tangible assets, net	(419)
10,216

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 16 - Subsidiaries (cont.)

Additional contributions post-acquisition date according to milestone achievement:	2022	2021
Opening balance	13,453	10,216
Cash consideration	838	1,960
Payment liabilities	-	194
Shares consideration (2022: 846,190, 2021:1,852,730 ordinary shares)	724	1,973

Foreign exchange rate effect	(648)	(890)
Total	14,367	13,453
Impairment valuation result	(14,367)	-
Period-end intangible asset balance	-	13,453

The aggregate cash flows for the Group as a result of the acquisition in the year ended December 31,	2022	2021
Cash and cash equivalents paid	-	(5,053)
Cash and cash equivalents of the subsidiary	-	205
Cash consideration for milestone achievement during the period	(838)	(1,960)

Net reduction of cash flow relative to acquisition	(838)	(6,808)

As part of the annual impairment test, we have tested the Peace of Meat Cash-Generating Unit (“CGU”) for impairment as of December 31, 2022. We have determined that the value in use of the operation is negative, and therefore continued to assess the fair value less costs of disposal of the CGU. As of the date of publication of these financial statements, we have not identified a potential market participant that may purchase the CGU in an arm’s-length transaction. (Regarding the Company’s decisions to cease the funding of the CGU after the reporting period, see Note 24). Thus, we have concluded that the fair value less costs of disposal of the CGU is immaterial. The fair value less costs of disposal of the CGU’s IPR&D asset was determined to be zero, as the Company did not identify any potential buyer for this asset. We have allocated the impairment loss to the CGU’s fixed assets based on their fair value. The fair value of fixed assets that are available for sale to a market participant is based on their estimated selling value as of the valuation date, less selling costs. We estimated the selling value less selling costs of the fixed assets based on actual offers received, previous purchases, and our knowledge of the second-hand industry market. In allocating the impairment loss, we have not reduced the carrying amount of each asset below its fair value less costs of disposal on an individual basis, if determinable.  As a result, we recognized an impairment loss of USD 14,367 thousand for our IPR&D asset and USD 1,210 thousand for our fixed assets. The total impairment loss recorded was USD 15,577 thousand.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 17 – Contingent Liabilities

From time to time, the Company may be party to litigation or other legal proceedings that it considers to be a part of the ordinary course of its business. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech and prior to establishment of the settlement fund in connection with the Merger. In February 2021, the trustee of the settlement fund informed the Company that the ISA views the Company as a party to this proceeding, notwithstanding the settlement and establishment of the settlement fund. This proceeding is of an administrative nature and carries a potential penalty in the form of a monetary fine which, under applicable Israeli law, could be as high as NIS 5 million. In April 2021, following negotiations with the ISA, the Company agreed to settle the matter for USD 0.2 million (NIS 0.7 million), for which the Company recorded a provision. The settlement is subject to approval of the ISA’s Enforcement Committee. As similar proceedings with several other companies found the companies not liable, the Company has initiated procedures to obtain a similar finding with respect to the Company, notwithstanding the settlement, however due to lack of certainty with the regard to the outcome of these procedures, the Company has retained the aforementioned provision.

In February 2021, a civil claim was lodged against the settlement fund, relating to Ophectra's activities prior to establishment of the settlement fund, in an amount of USD 0.7 million (NIS 2.5 million). The Company believes that it is more likely than not that no final ruling will be decided against the settlement fund.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 18 – Related and Interested Parties

Balances with related parties

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Trade and other payables	227	261	117

Expense amounts with respect to related parties

	Period ended December 31,	Period ended December 31,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands
General and administrative expenses
Salaries, wages and related expenses	486	588	316
Legal and professional services	369	301	281
Share-based payments	482	777	488

Sales and Marketing expenses
Salaries, wages and related expenses	126	-	-
Professional services	16	-	-
Share-based payments	44	-	-

Research & Development expenses
Salaries, wages and related	259	338	121
Share-based payments	51	66	64

The senior executives of the Company are entitled to a salary, including standard social benefits and domestic travel expenses, an annual performance-based bonus and share-based compensation incentives. The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus).

Mr. Kaufman, CEO of the company, and Yaron Kaiser, Chairman, are also founding partners of BlueOcean Sustainability Fund, LLC, doing business as BlueSoundWaves which provide to the Company marketing, promotional, consulting, and investor engagement services in the U.S., in exchange for warrants to purchase ordinary shares and restricted share units, which are recognized as share-based payments expenses. BlueSoundWaves is led by prominent investors Ashton Kutcher, Guy Oseary, and Effie Epstein.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 19 – Leases

Leases in which the Group is the lessee

1.
Under an office leasing agreement dated May 18, 2021, the Company leased office space and parking spaces, for a monthly fee of USD 51 thousand (NIS 178 thousand) linked to the CPI, including management fees and insurance, for a period of 4 years, with an option to extend the term of the lease by an additional term of 4 years. On February 2022, after receiving the facilities, the Company initially recognized a long-term lease liability and a right-of-use asset in the amount of USD 3,625 thousand (NIS 12,687 thousand). The incremental interest rate used for estimating the liability is 8.77%.

In conjunction with the aforementioned lease, the Company terminated its previous leasing agreements in Israel.

2.	Right-of-Use Asset

USD thousands
Balance as at January 1, 2021	168
Additions following the acquisition of POM	16
Additions during the year	512
Amortization during the year	(286)
Effect of changes in exchange rates	(3)
Balance as at December 31, 2021	407
Additions during the year	4,099
Terminations during the year	(239)
Amortization during the year	(619)
Effect of CPI	145
Effect of changes in exchange rates	(393)
Balance as at December 31, 2022	3,400

3.	Maturity analysis of for the Company’s lease liabilities

	December 31,	December 31,
	2022	2021
	USD thousands	USD thousands

Up to one year	394	165
1-8 years	3,109	246
Total	3,503	411

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 19 – Leases (cont.)

4.	Amounts recognized in profit or loss

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Amortization of ROU asset	619	286	146
Expenses related to short-term leases	149	-	-
Interest and CPI expenses on lease liability	266	9	5

Total amounts paid for leasing of the offices in the period ended December 31, 2022 and  December 31, 2021, was USD 870 thousand and USD 346 thousand, respectively.

Note 20 - Employee Benefits

Employee benefits include post-employment benefits and short-term benefits.

The Company has a defined contribution plan in respect of its liability to pay the savings component of provident funds and in relation to employee severance pay, which is subject to Section 14 of the Israeli Severance Pay Law – 1963, according to which the Company pays fixed contributions to pension funds and/or insurance companies that release the Company from any additional severance-related liability. Expenses recognized in respect of such defined contribution plans in the years ended December 31, 2022 and December 31, 2021, amounted to USD 305 thousand and USD 225 thousand, respectively.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 21 – Loss per Share

The calculation of basic loss per share as at December 31, 2022 was based on the loss attributable to the Company’s ordinary shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Weighted average number of ordinary shares

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Issued and paid-in share capital as at January 1	125,770,107	79,866,264	19,870,337
Weighted average of the number of ordinary shares of Steakholder Foods Ltd. issued during the year	10,130,762	36,088,237	40,241,860
Weighted average of the number of ordinary shares used to calculate basic earnings per share	135,900,869	115,954,501	60,112,197

In prior periods, the weighted average number of the ordinary shares of Steakholder Innovation Ltd. was multiplied by the exchange ratio according to which ordinary shares of Steakholder Foods Ltd. were issued in return for ordinary shares of Steakholder Innovation Ltd. in the 2020 reverse acquisition.

At December 31, 2022, 55,632,713 options, warrants, rights and RSUs (in 2021 and 2020, 41,902,044 and 45,768,424 options respectively) were excluded from the diluted weighted average number of ordinary shares calculation, as their effect would have been anti-dilutive.

Note 22 – Agreements, Guarantees and Liens

A.	Steakholder Foods Ltd. restricted a deposit of USD 29 thousand (NIS 100 thousand) in favor of a bank to secure its liabilities with respect to credit cards.

B.
To secure its undertakings in connection with its future lease agreement, Steakholder Foods Ltd. provided a bank guarantee in the amount of USD 296 thousand (NIS 1,040 thousand), for which a restricted deposit has been recorded.

C.
To secure its undertakings in connection with its lease agreements as described in Note 19, POM provided a bank guarantee in the amount of USD 24 thousand (EUR 23 thousand), for which a restricted deposit has been recorded.

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 23 – Financial Instruments

The Company has exposure to the following risks from its use of financial instruments: credit, liquidity and market risks, this note presents qqualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

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

The cash surpluses held by the Company that are not required for financing their current activity, are invested in interest-bearing investment channels, such as short-term deposits. These investment channels are chosen by the Company’s management based on future forecasts of the cash the Company will require in order to meet its liabilities.

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

The carrying amounts of financial assets and liabilities, including cash and cash equivalents, other receivables, trade payables and other payables are the same or proximate to their fair value. Changes in CPI are effecting operational contracts, mainly lease agreement

Steakholder Foods Ltd

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2022

Note 24 – Subsequent Events

1.
On January 9, 2023, the Company consummated an underwritten public offering of 1,550,000 American Depositary Shares (“ADSs”) at a price of USD 1.00 per ADS and pre-funded warrants to purchase 4,950,000 ADSs at a purchase price of USD 0.9999 per warrant and an exercise price of USD 0.0001 per warrant, for total immediate gross proceeds of approximately USD 6.5 million. As part of the offering, the Company issued warrants to purchase 6,500,000 ADSs, exercisable immediately for a period of five years, with an exercise price of USD 1.00 per ADS. Underwriting discounts and other offering expenses totaled approximately USD 0.7 million. In connection with the offering, the Company entered into an agreement with an existing investor to reduce the exercise price of outstanding warrants to purchase up to 1,857,143 ADS which were issued in the Company’s July 2022 registered direct offering (the “Prior Warrants”) from USD 3.50 per ADS to USD 1.00 per ADS, and to extend the term of the Prior Warrants until January 10, 2028.

2.
On March 2, 2023, the Company announces that Mr. Eitan Noah, previously VP Finance of the Company, will be promoted to the position of Company’s Chief Financial Officer on April 5, 2023, replacing the current CFO, Mr. Guy Hefer, who is stepping down for personal reasons.

3.
On April 3, 2023, the Company announced that Peace of Meat would close, in the context of optimizing its funds and investment strategy, alongside enabling a greater focus on recently-announced core goals such as accelerating the commercialization of its 3D printing technology. See also Note 16.

4.
On March 27, 2023, the Company received a letter from the Nasdaq, indicating that it is not in compliance with the minimum bid price requirement of $1.00 per shares for continued listing. The letter, which has no immediate effect on the Company’s Nasdaq listing or the trading of its American Depositary Shares (ADSs), states that the Company has a compliance period of 180 days (until September 18, 2023) to regain compliance with the minimum bid price requirement. The Company can regain compliance if, at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days.

5.
On April 3, 2023, the Company announced its participation in a strategic investment round in Wilk Technologies Ltd. (TASE: WILK), alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). The transaction was approved by the Company's audit committee (due to related party considerations) and board of directors. As part of the investment, the Company purchased ordinary shares of Wilk in the amount of $450,000 at a 15% discount below their 45-day average closing price, giving the Company a 2.5% stake in Wilk.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Steakholder Foods Ltd. Articles of Association

2.1
Form of Deposit Agreement between the Registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued by the Company (incorporated herein by reference to Exhibit 2.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities pursuant to Section 12 of the Securities and Exchange Act of 1934

4.1
Rental Agreement by and between the Registrant and Gav-Yam Lands Corp, Ltd., dated May 18, 2021 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.2
Separation Agreement by and between the Registrant, Ophectra Cannabis Ltd. and Therapin Ltd., dated May 26, 2020 (incorporated herein by reference to Exhibit 4.2 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.3
Share Purchase Agreement by and between the Registrant, MeaTech Europe BV, Peace of Meat BV and the shareholders of Peace of Meat BV, dated December 3, 2020 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.4
Services and Collaboration Agreement by and between the Registrant and BlueOcean Substainability Fund, LLC, dated October 6, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.5
Employment Agreement by and between the Registrant and Arik Kaufman, dated March 15, 2022 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.6
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 4.6 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.7*
Form of Exculpation Agreement (incorporated herein by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.8*
2018 Option and Restricted Stock Unit Allocation Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.9	2022 Share Incentive Plan

4.10*
Compensation Policy for Directors and Officers as approved on March 8, 2021 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, member firm of KPMG International, independent registered public accounting firm

*	English translation of original Hebrew document.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for this filing and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
Arik Kaufman
Chief Executive Officer

Date: April 4, 2023