Form 20-F
period 2023-12-31
Steakholder Foods Ltd.
filed 2024-04-30
CIK 1828098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Arik Kaufman
+972-73-332-2853
info@steakholderfoods.com

5 David Fikes St., Rehovot 7638205 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 ordinary shares, no par value per share	STKH	The Nasdaq Stock Market LLC

Ordinary shares, no par value per share	⸺	The Nasdaq Stock Market LLC*

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission. The American Depositary Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate registration statement on Form F-6 (File No. 333-253915).

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had outstanding 251,756,047 ordinary shares, no par value.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

INTRODUCTION

i

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

●	references to “Steakholder Foods,” the “Company,” “us,” “we” and “our” refer to Steakholder Innovation Ltd. (formerly MeaTech MT Ltd. and MeaTech Ltd.) from its inception until the consummation of the January 2020 merger described herein, and Steakholder Foods Ltd. (formerly MeaTech 3D Ltd.) (the “Registrant”), an Israeli company, thereafter, unless otherwise required by the context;
●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no nominal (par) value per share;
●	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “STKH,” each representing ten ordinary shares of the Registrant;
●	references to “dollars,” “U.S. dollars,” “USD” and “$” are to United States Dollars;
●	references to “NIS” are to New Israeli Shekels, the currency of the State of Israel;
●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and
●	references to the “SEC” are to the United States Securities and Exchange Commission.

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

Forward-looking statements contained in this prospectus include, but are not limited to:

●	our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing;
●	our expectations regarding the success of our cultured meat manufacturing technologies we are developing, which will require significant additional work before we can potentially launch commercial sales;
●	our research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process;
●	our expectations regarding the timing for the potential commercial launch of our cultured meat technologies;
●	our ability to successfully manage our planned growth, and any future acquisitions, joint ventures, collaborations or similar transactions;
●	the competitiveness of the market for our cultured meat technologies;
●	our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
●	our ability to predict and timely respond to preferences for alternative proteins and cultured meats and new trends;
●	our ability to attract, hire and retain qualified employees and key personnel;
●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and
●	other risks and uncertainties, including those listed in “Item 3. —Key Information—Risk Factors.”

ii

PART I

ITEM 1.	Identity Of Directors, Senior Management And Advisers

Not applicable.

ITEM 2.	Offer Statistics And Expected Timetable

Not applicable.

ITEM 3.	Key Information

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

RISKS RELATED TO OUR FINANCIAL CONDITION AND LIQUIDITY REQUIREMENTS

●	We expect to continue incurring significant losses for the foreseeable future.
●	We may require substantial additional funds to complete our research and development activities.
●	There is substantial doubt as to whether we can continue as a going concern.
●	Raising additional capital may cause dilution to our existing shareholders or restrict our operations.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

●	We have a limited operating history to date.
●	The research and development associated with alternative protein manufacturing is a lengthy process.
●	We intend to engage in future acquisitions, joint ventures or collaborations, which may not be successful.
●	We may not be able to successfully manage our planned growth, and if the market does not grow as we expect, we may not achieve sustainable revenues.
●	Business or economic disruptions may have an adverse impact on our business.

RISKS RELATED TO COMPETITION AND COMMERCIALIZATION OF OUR TECHNOLOGIES

●	We are an early-stage company with an unproven business model.
●	We may suffer reputational harm due to issues with products manufactured by our licensees.
●	Failure to improve our technologies may adversely affect our ability to continue to grow.
●	We may face difficulties if we expand our operations into new geographic regions.
●	Consumer preferences for alternative proteins in general are difficult to predict and may change.
●	We have no manufacturing experience or resources, and we may have issues in obtaining raw materials.
●	Litigation or legal proceedings, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties or otherwise expose us to significant liabilities.

RISKS RELATED TO OUR OPERATIONS

●	We expect that a small number of customers will account for a significant portion of our revenues, and we may be exposed to the credit risks of our customers.
●	If we are unable to attract and retain qualified employees, our ability to implement our business plan may be adversely affected, and we may not be able to enforce covenants not to compete under applicable employment laws.
●	Insurance policies may not fully cover the risk of loss to which we are exposed.
●	Our business, reputation and operations could suffer in the event of information technology system failures or a cybersecurity incident.
●	Food safety and food-borne illness incidents may materially adversely affect our business.

RISKS RELATED TO GOVERNMENT REGULATION

●	Products utilizing our technologies will be subject to regulations that could adversely affect our business and results of operations.
●	Any changes in, or failure by our supplier to comply with, applicable laws, regulations or policies could adversely affect our business.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY AND POTENTIAL LITIGATION

●	If we are unable to obtain and maintain our intellectual property rights, we may not be able to compete effectively in our markets.
●	Intellectual property rights of third parties could adversely affect our ability to successfully commercialize our products and may prevent or delay our development and commercialization.
●	Patent policy and rule changes could increase uncertainties and costs.
●	We may be involved in lawsuits to protect or enforce our or third party intellectual property rights.
●	Our articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

●	Political, economic and military conditions in Israel could have an adverse impact on our business.
●	We are exposed to fluctuations in currency exchange rates.
●	Enforcing a U.S. judgment against us and our executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.
●	Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.
●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
●	Our articles of association and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ADSs.

RISKS RELATED TO OWNERSHIP OF THE ADSs

●	The ADS price may be volatile, and you may lose all or part of your investment.
●	We have never paid dividends on our share capital, nor do we intend to pay dividends for the foreseeable future.
●	ADS holders may not receive the same distributions or dividends as those we make to the holders of our ordinary shares.
●	ADS holders do not have the same rights as our shareholders.
●	ADS holders may be subject to limitations on transfer of their ADSs.
●	We follow certain home country corporate governance practices instead of certain Nasdaq and Exchange Act requirements.
●	If we are a “passive foreign investment company” for U.S. income tax purposes, there may be adverse tax consequences to U.S. investors.
●	If we are a controlled foreign corporation, there could be adverse U.S. income tax consequences to certain U.S. holders.

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

Steakholder Innovation commenced food technology development operations in September 2019, and we continue to be in stages of development of our technologies. As a result, we have not generated any revenues since inception of our food technology operations, and we cannot guarantee whether or when we will commence generating revenue from operations. We may not be able to develop the technology for manufacturing food production machines, or successfully commercialize our technologies. In addition, there is no certainty that there will be sufficient demand to justify the production and marketing of our food production machines. The market for alternative proteins may be small or may not develop.

 If our food production machines do not gain wide market acceptance, we will not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

We may require substantial additional funds to complete our research and development activities and, if additional funds are not available on acceptable terms or at all, we may need to significantly scale back or cease our operations.

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

Our future capital requirements depend on many factors, including:

●	our progress with current research and development activities;
●	the number and characteristics of any products or manufacturing processes we develop or acquire;
●	the expenses associated with our marketing initiatives;
●	the timing, receipt and amount of milestone, royalty and other payments from future customers and collaborators, if any;
●	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;
●	any lawsuits related to our products or commenced against us;
●	the expenses needed to attract, hire and retain skilled personnel;
●	the costs associated with being a public company in the United States; and
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property claims, including litigation costs and the outcome of such litigation.

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

Our consolidated financial statements as of December 31, 2023 contain an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any measurement or presentation adjustment for assets or liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception, have not generated any revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2023, totaled approximately USD 69.8 million, and we expect to continue to incur substantial losses in future periods while we continue our research and development activities.

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

Our business prospects are difficult to predict due to a lack of operational history, and our success will be dependent on our ability to meet a number of challenges. We are focused on developing commercial technologies to manufacture alternative foods without the need for animal butchery. If we are unable to successfully develop our alternative protein manufacturing technologies, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

Because we have a limited operating history and we are in stages of development, you may not be able to evaluate our future prospects accurately. Our prospects will be primarily dependent on our ability to successfully develop food production machines, and market these to our customers. If we are not able to successfully meet these challenges, our prospects, business, financial condition and results of operations could be adversely impacted.

We are wholly dependent on the success of our food manufacturing technologies, and we have limited data on the performance of our technologies to date.

We do not currently have any products or technologies approved for sale and we are still in stages of development. To date, we have limited data on the ability of our technologies to successfully manufacture alternative proteins, towards which we have devoted substantial resources. We may not be successful in developing our technologies in a manner sufficient to support our expected scale-ups and future growth, or at all. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to the development of technologies designed to enable us to market industrial-scale food production machines. We cannot guarantee that we will be successful in developing these technologies on the timeline we expect or at all. If we are able to successfully develop our technologies, we cannot ensure that upon commercialization our technologies will achieve market acceptance. Any such delay or failure would materially and adversely affect our financial condition, results of operations and prospects.

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

We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary technologies, intellectual property rights, or businesses. Any potential acquisition, joint venture or collaboration will entail numerous potential risks, including:

●	increased operating expenses and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;
●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing technologies; and
●	our inability to generate revenue from acquired technologies or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

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

We have entered into collaborations with partner organizations, and may enter into future collaborations under which our collaborators may provide funding and other resources for developing and commercializing our alternative protein manufacturing technologies. We expect to enter into additional collaborations to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

●	collaborators may not perform or prioritize their obligations as expected;
●	collaborators may not pursue development and commercialization of any of our alternative protein manufacturing technologies or may elect not to continue or renew development or commercialization, changes in the collaborators’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
●	collaborators may provide insufficient funding for the successful development or commercialization of our alternative protein manufacturing technologies;
●	collaborators could independently develop, or develop with third parties, products or technologies that compete directly or indirectly with our products or alternative protein manufacturing technologies if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
●	alternative protein manufacturing technologies developed in collaborations with us may be viewed by our collaborators as competitive with their own products or technologies, which may cause collaborators to cease to devote resources to the development or commercialization of our products;
●	a collaborator with marketing and distribution rights to one or more of our products or technologies that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;
●	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of alternative protein manufacturing technologies, may cause delays or termination of the research, development or commercialization of such technologies, may lead to additional responsibilities for us with respect to such technologies, or may result in litigation or arbitration, any of which would be time-consuming and expensive;
●	collaborators may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
●	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

●	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;
●	collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of our alternative protein manufacturing technologies may be delayed, and we could be required to raise additional capital to pursue further development or commercialization ;
●	future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business; and
●	we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex.

If our collaborations do not result in the successful development of our products, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty or other contingent payments under the collaborations. If we do not receive the funding we expect under these agreements, our development of our alternative protein manufacturing technologies could be delayed and we may need additional resources to develop our technologies. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this report apply to the activities of our collaborators.

We may not be able to successfully manage our planned growth.

We expect to continue to make investments in our alternative protein manufacturing technologies. We expect that our annual operating expenses will continue to increase as we invest in further research and development activities and, ultimately, sales and marketing efforts and customer service and support resources for future customers. Our failure to expand operational and financial systems in a timely or efficient manner could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

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

 The marketplace for alternative protein manufacturing plants, which we expect to be our primary market, is dominated by methods that do not involve three-dimensional printing technology. If the market does not broadly accept three-dimensional printing of alternative protein as an alternative for conventional meat harvesting, or if it adopts three-dimensional printing based on a technology other than our proprietary technology, we may not be able to achieve a sustainable level of revenues, and our results of operations would be adversely affected as a result. Additionally, alternative proteins may be more expensive than conventional meat. If the price of alternative proteins remains high, this may limit the consumer demand for, and market acceptance of, products manufactured using our technologies, and we may never be able to compete successfully or generate sufficient revenue or sustained profitability.

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

We have no established basis to assure investors that our business strategies will be successful. We are dependent on unproven technologies and we have no basis to predict acceptance of our technologies by potential licensees and their customers. The market for printed alternative proteins is new and untested. As a result, the revenue and income potential of our business and our market are unproven. Further, because of our limited operating history and stage of development, and because the market for alternative proteins is relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business.

 We may not be able to compete successfully in our highly competitive market.

The alternative protein market is expected to be highly competitive, with numerous brands and products competing for limited retailer shelf space, foodservice and restaurant customers and consumers. For us to compete successfully, we expect that the alternative proteins printed using our technologies will need to be competitive in taste, ingredients, texture, ease of integration into the consumer diet, nutritional claims, convenience, brand recognition and loyalty, product variety, product packaging and package design, shelf space, reputation, price, advertising and access to restaurant and foodservice customers.

Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than we. We cannot be certain that we will successfully compete with larger competitors that have greater financial, marketing, sales, manufacturing, distributing and technical resources than we do. Conventional food companies may acquire our competitors or launch their own competing products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Competitive pressures or other factors could prevent us from acquiring market share or cause us to lose market share, which may require us to lower prices, or increase marketing and advertising expenditures, either of which would adversely affect our margins and could result in a decrease in our operating results and profitability. We cannot assure you that we will be able to maintain a competitive position or compete successfully against such sources of competition.

We may suffer reputational harm due to real or perceived quality or health issues with products manufactured by our customers using our technology.

Any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us, or even merely involving unrelated manufacturers, could cause negative publicity and reduced confidence in our company, or the industry as a whole, which could in turn harm our reputation and sales, and could adversely impact our business, financial condition and operating results. There can be no assurance that products manufactured by our customers will always comply with regulatory standards. Although we expect that our customers will strive to manufacture products free of pathogenic organisms, these may not be easily detected and cross-contamination can occur. We cannot assure you that this health risk will always be preempted by quality control processes.

We will have no control over the products manufactured by our customers, especially once they are purchased by consumers, who may prepare these products in a manner that is inconsistent with directions or store them for excessive periods of time, which may adversely affect their quality and safety. If the products manufactured by our licensees are not perceived as safe or of high quality, then our business, results of operations and financial condition could be adversely affected.

The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about cultured meats produced using our technologies could seriously damage our reputation.

Failure to improve our technologies may adversely affect our ability to continue to grow.

In order to continue to grow, we expect we will need to continue to innovate by developing new technologies or improving existing ones, in ways that meet our standards for quality and will enable our customers to manufacture products that appeal to consumer preferences. Such innovation will depend on the technical capability of our staff in developing and testing product prototypes, including complying with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new technologies. Failure to develop and market new technologies may cause a negative impact on our business and results of operations.

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

We intend to commercialize our technologies in numerous geographical markets. International operations involve a number of risks, including foreign regulatory compliance, tariffs, taxes and exchange controls, economic downturns, inflation, foreign currency fluctuations and political and social instability in the countries in which we will operate. Expansion may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. It is costly to establish, develop and maintain international operations and develop and promote our brands in international markets. As we expand our business into other countries, we may encounter regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have an adverse impact on our business and brand.

Consumer preferences for alternative proteins are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development and marketing of alternative protein manufacturing technologies. Consumer demand for the alternative proteins manufactured using these technologies could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. If consumer demand for our products decreases, our business and financial condition may suffer. Consumer trends that we believe favor sales of products manufactured using our technologies could change based on a number of possible factors, including a shift in preference from animal-based protein products, economic factors and social trends. A significant shift in consumer demand away from products manufactured using our technologies could reduce our sales or our market share and the prestige of our brand, which would harm our business and financial condition.

We have limited manufacturing experience and resources and we expect we will incur significant costs to develop this expertise or need to rely on third parties for manufacturing.

We have limited manufacturing experience. In order to develop and commercialize our technologies, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. We may experience difficulty in obtaining adequate and timely manufacturing capacity for our proprietary alternative protein printers and blends. Even if we develop or obtain the necessary manufacturing capacity, if we fail to comply with regulations, to obtain the necessary licenses and knowhow or to obtain the requisite financing in order to comply with all applicable regulations and to own or lease the required facilities in order to manufacture products, we could be forced to cease operations.

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

We rely on a limited number of vendors, a portion of which are located internationally, to supply us with raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured a continued supply or pricing of raw materials. Any of our other suppliers could discontinue or seek to alter their relationship with us. We could experience similar delays in the future from any of our suppliers. Any disruption in the supply of raw materials would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner, on commercially reasonable terms, or at all.

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

We do not expect to generate revenue in the short or medium term. If we are able to generate revenue, we believe that we will do so through three primary streams: (i) selling alternative protein manufacturing machines, including three-dimensional printers; (ii) brokering the supply of materials needed in the manufacturing process; and (iii) providing consulting and implementation services to customers. These streams may arise in the context of product co-development. Under this model, we initially expect to derive a significant portion of our revenues from a few customers. Our financial condition and results of operations could be adversely impacted if any one of these customers interrupt or curtail their activities, fail to pay for the services that have been performed, terminate their cultured meat operations, or if we are unable to enter into agreements with new customers on favorable terms. The loss of customers could adversely affect our financial condition and results of operations.

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

The loss of the service of our employees, such as Mr. Arik Kaufman, our Chief Executive Officer, would likely delay our achievement of product development and other business objectives, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our securities to decline. Although we have employment agreements with our key employees, these employees could terminate their employment with us at any time on relatively short notice. We do not carry key man life insurance on any of our executive officers.

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

The global economy can be negatively impacted by a variety of factors such as the spread or fear of spread of contagious diseases (such as the COVID-19 pandemic), man-made or natural disasters, actual or threatened war, terrorist activity, political unrest, civil strife and other geopolitical uncertainty. Such adverse and uncertain economic conditions may impact consumer demand for alternative proteins, which may in turn impact manufacturer and retailer demand for our technologies. In addition, our ability to manage normal commercial relationships with suppliers may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in government economic policy and international trade disputes. In particular, consumers may reduce the amount of alternative proteins that they purchase in favor of conventional meat, which may have lower retail prices, which could indirectly affect our results of operations. Manufacturer and retailers may become more conservative in response to these conditions and seek to delay commencing alternative protein manufacturing operations or reduce existing operations. Our results of operations will depend upon, among other things, the financial condition of our business customers and our ability to supply them with the means to manufacture products that appeal to consumers at the right price. Decreases in demand for the products manufactured by our customers would put downward pressure on margins and would negatively impact our financial results. Prolonged unfavorable economic conditions or uncertainty may result in end consumers making long-lasting changes to their discretionary spending behavior on a more permanent basis, which may likewise have an indirect adverse effect on our sales and profitability.

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

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Certain market participants, including institutional investors and capital providers, are increasingly placing importance on the impact of their investments and are thus focusing on corporate ESG practices, including the use of third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions, and engaging with companies to encourage changes to their practices. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry. If we do not comply with investor or shareholder expectations and standards in connection with our ESG initiatives or are perceived to have not addressed ESG issues within our company, our business and reputation could be negatively impacted and our share price could be materially and adversely affected, as well as our access to and cost of capital.

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

Expectations around a company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

RISKS RELATED TO GOVERNMENT REGULATION

We expect that products utilizing our technologies will be subject to regulations that could adversely affect our business and results of operations.

The manufacture and marketing of food products is highly regulated. We, our suppliers and customers, may be subject to a variety of laws and regulations. These laws and regulations apply, directly or indirectly, to many aspects of our business, including the manufacture, composition and ingredients, packaging, labeling, distribution, advertising, sale, quality and safety of food products, as well as the health and safety of our employees and the protection of the environment.

We are focused on developing novel, proprietary three-dimensional printers to print structured food. We do not intend to manufacture, distribute and sell branded end products for consumer consumption.

For the reasons discussed below, we ourselves do not expect to be directly regulated by the FDA for United States compliance purposes but will apply FDA’s food contact substance standards or analogous foreign regulations when developing our three-dimensional printers. Specifically, we intend to sell our production machines, as well as provide associated products and services to food processing and food retail companies through a B2B model. From a regulatory perspective, in the United States, we expect companies manufacturing products that include cultured meat to be subject to regulation by various government agencies, including the FDA, the USDA, the U.S. Federal Trade Commission, or FTC, Occupational Safety and Health Administration and the Environmental Protection Agency, as well as the requirements of various state and local agencies and laws, such as the California Safe Drinking Water and Toxic Enforcement Act of 1986. We likewise expect these products to be regulated by equivalent agencies outside the United States by various international regulatory bodies.

As the manufacturer of machines used to produce food, including cultured meat, and consistent with the Federal Food, Drug and Cosmetic Act, Federal Meat Inspection Act, and Poultry Products Inspection Act, we believe we will not be directly regulated by the FDA or USDA. Rather, we believe the regulatory obligation falls on our customers to ensure that all food produced using our products is wholesome and not adulterated. Consistent with food industry norms, we expect that our customers will therefore request assurances from us that our products are suitable for their intended use from an FDA regulatory perspective. Therefore, we plan to apply FDA food safety standards when developing our three-dimensional printers as a means of assuring our customers that our printers are safe for their intended use and will not result in the production of adulterated food. In particular, we plan to apply applicable food contact substance requirements, such as those of the FDA, when developing our three-dimensional printers as a means of assuring customers using our technology that our printers are safe for their intended use and will not result in the production of adulterated food. If we are unable to provide regulatory compliance assurance to our customers, we expect that our ability to commercialize our production technology would be adversely impacted.

The manufacturing of cultured meat, for which we are developing pipeline technologies, is expected to be subject to extensive regulations internationally, with products subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, composition and ingredients, storing, labeling, marketing, advertising and distribution of these products. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results. In addition, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with anti-bribery laws, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, contractors or agents. Violations of these laws, or allegations of such violations, could disrupt our business and adversely impact our results of operations, cash flows and financial condition.

Any changes in, or changes in the interpretation of, applicable laws, regulations or policies of the USDA, state regulators or similar foreign regulatory authorities that relate to the use of the word “meat” or other similar words in connection with alternative protein products could adversely affect our business, prospects, results of operations or financial condition.

The USDA, state regulators or similar foreign regulatory authorities, such as Health Canada or the Canadian Food Inspection Agency, or CFIA, or authorities of the EU or the EU member states (e.g., European Food Safety Authority, or EFSA), could take action to impact our ability to use the term “meat” or similar words, such as “beef”, to describe the products our printers will produce. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the USDA, CFIA, EFSA or other regulators could interpret the use of the term “meat” or any similar phrase(s) to describe our alternative protein products as false or misleading or likely to create an erroneous impression regarding their composition. In the U.S., USDA will develop new labeling requirements for foods under its jurisdiction produced through cell culture technology as noted in an Advance Notice of Proposed Rulemaking, or ANPR, published in September 2021.

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

We have a growing portfolio of 16 patents and provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and when the time comes, in various patent offices around the world, such as Israel, China, Japan, Europe, Canada, and South Korea. Three of the pending patent applications were filed through the Paris Convention Treaty, or PCT. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents are successfully issued, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

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

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

Conditions in Israel, including the ongoing war between Israel and Hamas and other conflicts in the region, as well as political and economic instability, may adversely impact our business operations.

Our headquarters, all members of our board of directors and management, all of our research and development activities, and other significant operations are located in Israel and may be impacted by regional instability and extreme security tension. Political, economic and security conditions in Israel and the surrounding region could directly affect our business. Any political instability, terrorism, armed conflicts, reserve mobilization, cyberattacks, boycotts, direct or indirect sanctions and restrictions, or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers, as well as evacuations of tens of thousands of civilians from their homes. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign.

Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen and most recently with Iran. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and countries, will actively join the hostilities.

Currently, the war has impacted the availability of a limited number of our workforce in Israel in various ways – a small part of our workforce has been called to active duty, and others have been supporting friends or family members engaged in the war. While many military reservists have been released, some remain obligated to return in the coming months. If the situation escalates, they may be called up for additional reserve duty sooner than expected, additional employees may be called for service, and such persons may be absent for an extended period of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our customers’ expectations, and could impact our competitive position and cause our sales to decrease.

The scope, intensity and duration of the current war are difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. For example, these events may be intertwined with wider macroeconomic factors relating to a deterioration of Israel’s economic standing, that may involve, for instance, a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”). Any of these implications on Israel’s economy or financial conditions may have an adverse effect on our ability to effectively conduct our operations.

Moreover, the perception of Israel and Israeli companies by the global community (including, for example, in light of the interim ruling rendered by the International Court of Justice (ICJ) in a case filed by South Africa against Israel in January 2024) may cause an increase in sanctions and other adverse measures against Israel, Israeli companies and their products and services. Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services or otherwise restrict business with Israel and with Israeli companies, which may impact our ability to do business with our existing and potential customers. Such efforts, particularly if they become widespread, as well as the ICJ ruling and possible future rulings and orders of other tribunals against Israel, could materially and adversely impact our business operations.

The current hostilities with Hamas, Hezbollah, Iran and other organizations and countries have included and may include various methods of armed attacks that have already caused and may cause further damage to private and public facilities, infrastructure, utilities, and telecommunication networks. This may require the temporary closure of our offices or facilities or affect our employees’ ability to work, negatively impacting our operational capacity and disrupting supply chains that impact our ability to conduct business efficiently, thereby leading to increased costs associated with alternative solutions or contingency measures. Such attacks may also pose risks to the safety and effectiveness of our workforce and impair our ability to maintain business continuity, which would likely result in substantial direct and indirect costs that may not be recoverable from our commercial insurance. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, Israel has held five general elections between 2019 and 2022, and prior to the Hamas attack in October 2023, the Israeli government had been pursuing legislative changes, which, if adopted, may alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations, and institutions, within and outside of Israel, voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business with Israeli-based companies. To date, these initiatives have been substantially put on hold, but if such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, or if any of the foregoing negative impacts were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

Because a substantial portion of our revenues is expected to be generated in currencies other than our functional currency, we will be exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition.

In the future, we expect that a substantial portion of our revenues will be generated in currencies other than our functional currency. Our functional and presentation currency, in which we currently maintain our financial records and report our financial results, is USD. As a result, our revenues for financial statement purposes might be negatively affected by fluctuations in the exchange rates of currencies in other countries in which our products may be sold, and supplementary services provided.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, the Companies law requires that an acquirer in a full tender offer, which as a result would result in the acquirer to hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). The full tender offer can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital (or the applicable class) and if a majority of the offerees that do not have a personal interest in the tender offer; unless, the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following date of acceptance of the tender offer, and petition an Israeli court to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

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

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the our ADSs. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;
●	Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;
●	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
●	our articles of association divide our directors into three classes, each of which is elected once every three years;
●	our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and solely the amendment of the provision relating to the removal of members of our board of directors, require a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;
●	our articles of association provide that director vacancies may be filled by our board of directors.

RISKS RELATED TO OWNERSHIP OF THE ADSs

If we are unable to maintain compliance with Nasdaq listing standards, our ADSs may be delisted from the Nasdaq Stock Market and you may face significant restrictions on the resale of your shares.

There can be no assurances that we will be able to maintain our Nasdaq listing in the future. On March 27, 2023, we received a notification from Nasdaq that the trading price of our ADSs did not meet the minimum bid price requirement of $1.00 per share for a period of 30 consecutive trading days. We were granted a 180-day compliance period, or September 18, 2023, to regain compliance by achieving a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. The Nasdaq confirmed that we had regained compliance on August 7, 2023. On October 31, 2023, we received another notification from Nasdaq that we were granted an additional 180-day period, or April 29, 2024, to regain compliance by achieving a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. The Nasdaq confirmed that we had regained compliance on April 18, 2024. In the event we are unable to maintain compliance with the Nasdaq Capital Market listing standards and our ADSs are delisted from the exchange, it would, among other things, likely lead to a number of negative implications, including an adverse effect on the price of our ADSs, reduced liquidity in our ADSs and greater difficulty in obtaining financing. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, prevent our ADSs from dropping below the Nasdaq minimum bid price requirement in the future, or prevent future non-compliance with Nasdaq’s listing requirements. If we cannot maintain our compliance with Nasdaq’s listing requirements, we would pursue eligibility for trading of these securities on other markets or exchanges, such as the OTCQB or OTCQX, which are unorganized, inter-dealer, over-the-counter markets which provides significantly less liquidity than the Nasdaq Capital Market or other national securities exchanges.

The ADS price may be volatile, and you may lose all or part of your investment.

The market price of the ADSs could be highly volatile and may fluctuate substantially, including downward, as a result of many factors, including:

●	changes in the prices of our raw materials or the products manufactured in factories using our technologies;
●	the trading volume of the ADSs;
●	general economic, market and political conditions, including negative effects on consumer confidence and spending levels that could indirectly affect our results of operations;
●	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;
●	announcements by us or our competitors of innovations, other significant business developments, changes in distributor relationships, acquisitions or expansion plans;
●	announcement by competitors or new market entrants of their entry into or exit from the alternative protein market;
●	overall conditions in our industry and the markets in which we intend to operate;
●	market conditions or trends in the packaged food sales industry that could indirectly affect our results of operations;
●	addition or loss of significant customers or other developments with respect to significant customers;
●	adverse developments concerning our manufacturers and suppliers;
●	changes in laws or regulations applicable to our products or business;
●	our ability to effectively manage our growth and market expectations with respect to our growth, including relative to our competitors;
●	changes in the estimation of the future size and growth rate of our markets;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	additions or departures of key personnel;
●	competition from existing products or new products that may emerge;
●	issuance of new or updated research or reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	variance in our financial performance from the expectations of market analysts;
●	our failure to meet or exceed the estimates and projections of the investment community or that we may otherwise provide to the public;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	disputes or other developments related to proprietary rights, including patents, and our ability to obtain intellectual property protection for our products;
●	litigation or regulatory matters;
●	announcement or expectation of additional financing efforts;
●	our cash position;
●	sales and short-selling of the ADSs;
●	our issuance of equity or debt;
●	changes in accounting practices;
●	ineffectiveness of our internal controls;
●	negative media or marketing campaigns undertaken by our competitors or lobbyists supporting the conventional meat industry;
●	the public’s response to publicity relating to the health aspects or nutritional value of products to be manufactured in factories using our technologies; and
●	other events or factors, many of which are beyond our control.

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

If we are a “passive foreign investment company” for U.S. federal income tax purposes, there may be adverse U.S. federal income tax consequences to U.S. investors.

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

In connection with the merger, the Tel Aviv District Court for Economic Affairs approved an arrangement whereby all of Ophectra’s assets and liabilities, whether certain or contingent, at the time of the merger were irrevocably assigned to a settlement fund, or Settlement Fund, for the purpose of settling Ophectra’s pre-merger liabilities (except for Ophectra’s ownership of 14.74% of the outstanding shares of Therapin Ltd., as described below). This includes all future liabilities arising from Ophectra’s activities prior to the merger (including tax liabilities, if any), and any commitments made by Ophectra prior to the merger. We also provided the Settlement Fund approximately NIS 1.3 million (approximately $0.4 million), which we included in our public listing expenses, for the purpose of settling any of Ophectra’s debts, and bear no additional liabilities to the Settlement Fund. Anyone who believed they had a claim to Ophectra’s assets were invited to lodge their claims to the trustees. Due to the fact that more than two years have passed since the merger, and the fact that the Settlement Fund no longer contains any assets, its trustees are expected to instigate proceedings to wind up the Settlement Fund.

Although Steakholder Foods was the legal acquirer of Steakholder Innovation’s shares as described above, the merger was not considered a business acquisition as defined in ASC 805. As a result, it was determined that Steakholder Innovation is the acquirer of the business for accounting purposes and the transaction was treated as a reverse acquisition that does not constitute a business combination.

In March 2021, we completed an initial public offering on the Nasdaq Capital Market, listing American Depositary Shares (ADSs) for trade under the ticker STKH, and later voluntarily de-listed our ordinary shares from the TASE.

On April 3, 2023, we announced our participation in an investment round in Wilk Technologies Ltd. (TASE: WILK), or Wilk, alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). As part of the investment, we purchased ordinary shares of Wilk in the amount of USD 435 thousand at a 15% discount to its 45-day average closing price, giving us a 2.5% stake in Wilk. Yaron Kaiser was then chairman of both our board of directors and that of Wilk. Additionally, Arik Kaufman, our Chief Executive Officer, then served as a director of Wilk. For these reasons, this investment was classified as a related party transaction.

B. Business Overview

Overview

We are an international deep-tech food company that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We are focusing on alternative protein machinery production, initially for three-dimensional printing of meat and seafood analogs, followed by hybrid meats that combine cultivated and plant-based elements. We believe that our alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

We aim to provide production technology and associated supplies needed to commercially produce structured alternative protein products. To that end, we are developing three-dimensional printing capabilities that can mimic meat and seafood texture, flavor, nutritional values and more. Our initial commercial offering combines three-dimensional printers and their supplies, primarily plant-based ingredient blends for printing plant-based meat and fish analogs. So far, we have developed two main types of three-dimensional printer: (1) meat printer - a food production machine that produces meat analogs with a fibrous texture, mimicking meats such as beef, pork and chicken; and (2) fish printer – a food production machine that produces fish and seafood analogs with a flaky texture, such as fish and seafood.

During 2023, we focused our efforts on commercializing our three-dimensional printers and their ingredient blend supplies for plant-based foods initially. As a result, our first commercial offering is intended to affordably generate revenues for our partners and customers by manufacturing plant-based meat and fish analogs, which are not expected to require the lengthy regulatory processes associated with cultivated meats and other novel foods.

In addition, we are developing hybrid cultivated meat technologies to be integrated into our production processes at high throughput, once these technologies become commercially viable. We believe that the cultivated meat production processes we are developing, which are designed to offer our partners and customers an alternative to industrial slaughter, will have the potential to improve the quality of the environment, shorten global food supply chains, and reduce the likelihood of health hazards such as zoonotic diseases transferred from animals to humans (including viruses, such as virulent avian influenza and COVID-19, and drug-resistant bacterial pathogens, such as some strains of salmonella).

In May 2022, we joined the United Nations, or UN, Global Compact initiative, committing to ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption and to act in support of the issues embodied in the UN’s Sustainable Development Goals.

In April 2023, we announced that we had printed the world’s first hybrid fish fillet, by customizing our plant-based white fish ingredient blend, combined with cultivated grouper cells.

In July 2023, we announced that we had entered into a Memorandum of Agreement for Strategic Cooperation, or MOA, with an accredited GCC-based governmental body as our strategic partner, to advance food security efforts through the application of our 3D printing technology. Commencing with an investment by the strategic partner in the construction of a pilot plant to produce printed products, the MOA eventually aims to create a first-of-its-kind large-scale production facility in the Persian Gulf region. The agreement foresees a material initial down payment to us for the procurement of at least one three-dimensional food printer, followed by a milestone-based sales and procurement plan for industrial-scale output.

In February 2024, we announced that we had entered into an inaugural private-sector Memorandum of Understanding, or MoU, for strategic cooperation with Wyler Farm, one of Israel’s leading alternative protein producers and its premier tofu producer. The terms of the non-binding MoU contemplate Wyler Farm acquiring one of our proprietary meat printers, along with a subscription to our software and plant-based meat ingredient blend, by early 2025.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE-traded foodtech companies. He is also a founding partner of BlueOcean Sustainability Fund, LLC, or BlueSoundWaves, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which has partnered with Steakholder to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, mergers and acquisitions, or M&A, transactions and licensing agreements. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values, from fields as diverse as tissue engineering, industrial stem cell growth, and printer and print materials development.

Alternative Protein Market Opportunity

Protein is a necessary staple for healthy nutrition. The growth in recent years of both the human population and global wealth is driving a decades-long trend of accelerating demand for meat. The demand for protein products has consistently risen in recent decades and is expected to continue to do so, however the rising growth of demand for farm animals for the food industry has created significant environmental, health, financial and ethical challenges.

Alternative proteins, with an emphasis on meat substitutes, have emerged as a leading method for dealing with these challenges. Globally, more than 670 million kilograms of meat substitutes are consumed annually, at a value of exceeding USD 11 billion in 2024. In the near term alone, this is expected to rise to over 980 million kilograms by 2028, valued at over USD 16 billion.

Meat substitutes are the second most valuable category of plant-based food products in the United States, where sales of plant-based analogs were estimated to be worth USD 1.8 billion in 2023, exceeded only by the People’s Republic of China (USD 2.1 billion in 2023 and 2.4 billion in 2024). Other countries in the world’s most populous continent led global rates of consumer spending for meat substitutes, chiefly Vietnam (24%) and Hong Kong (21%).

Meat substitutes are likewise the second-most valuable category of plant-based food products in Europe, with sales reaching EUR 2 billion in 2022, led by the United Kingdom (21%) and the Netherlands (19%) in rates of consumer spending.

Among those taking note of the potential of the alternative protein market are conventional meat players, seeking to benefit from diversification. For example, Rügenwalder Mühle, the German meat producer, has adapted its operations to became the leading manufacturer of plant-based meat analogs in Germany, with more than 40% overall share. With a rapidly growing global population and increased demand for proteins among existing populations, the alternative protein market can expect to receive a lot more attention in coming years.

Limitations of Conventional Meat Production

In addition to questions about whether conventional meat production can adequately provide for the growing global population, conventional meat production raises serious environmental issues. According to the United Nations, 8% of the world’s freshwater is used for raising livestock for meat and leather. At least 18% of the greenhouse gases entering the atmosphere are from the livestock industry. 26% of the planet’s ice-free land is used for livestock grazing and 33% of croplands are used for animal feed. With regard to treatment of animals in conventional meat production, the Humane Society of the United States estimated in 2023 that more than 92 billion animals are slaughtered annually, with steady increases to be expected in line with increased demand for meat.

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

Plant-Based Meat: These products are designed to look, cook, and taste like traditional meat, with the texture of traditional meat while using plant ingredients. Innovations in this field have led to plant-based burgers, sausages and nuggets that mimic their animal-based counterparts in an approach known as biomimicry.

Cultivated Meat: Meat grown through cellular agriculture, which aims to produce cultivated animal proteins without the need for slaughter. Cultivated meat is grown in cell culture rather than inside animals and applies tissue engineering practices for fat and muscle production for the purpose of human consumption. Stem cells are isolated from animal tissue, such as from an umbilical cord (following birth), an adipose or a muscle tissue, and then cultivated in vitro to form protein biomass, muscle fibers and fat cells.

Fermentation-Derived Proteins: Created through microbial fermentation. Examples include precision fermentation products, and mycoproteins, which are derived from fungi. They are high in protein and fiber, low in saturated fat, and contain no cholesterol. However, they have been associated with allergic and gastrointestinal reactions. They are fermented to become a dough, which can develop a texture similar to that of meat. and precision fermentation products.

Insect-Based Proteins: Insects are an environmentally-friendly source of protein that requires significantly less land and water, and emits significantly less greenhouse gases than large mammals raised for slaughter. In addition, they can be fed food unsuitable for livestock that would otherwise be wasted. While crickets are the most common source of edible insects, research is currently taking place on new insect species of value for food production, as well as methods to produce them economically at scale. Insects can be consumed in their natural state; however many cultures consider insect consumption to be taboo and many people are disgusted by the idea. As a result, research is taking place into developing insect-based products in different forms not easily discernable as insect-based, including flour.

Three-Dimensional Printing Solution

Our three-dimensional food printers are designed as specialized, large-scale production machines, tailored to meet the distinct requirements for producing plant-based meat and seafood alternatives. We are developing two distinct types of industrial-grade printers, engineered to handle the specific textures and production requirements of meat or seafood alternatives, respectively, within high-volume food manufacturing environments.

Our Three-Dimensional Printer Types

Meat-Specific Three-Dimensional Printers

Our meat-specific printers are equipped with advanced Fused Paste Layering, or FPL, technology. This technology is ideal for creating the dense, fibrous textures associated with various types of meat, from beef to poultry. The FPL process meticulously layers plant-based materials to mimic the natural structure of meats, including intricate marbling and texture variations that are critical for authentic taste and mouthfeel. These printers are designed to integrate seamlessly into existing meat production lines within food factories, complementing traditional meat processing equipment with minimal adjustment required.

Seafood-Specific Three-Dimensional Printers

Our seafood-specific printers utilize Drop Location in Space, or DLS, technology, which specializes in replicating the delicate, flaky textures of various seafoods, from white fish to shellfish. DLS technology is designed to precisely position plant-based materials to emulate the unique physical properties of seafood, including layering and tender flakiness, essential for authentic experiences in alternative-protein seafood dishes. These machines are also built to integrate with standard seafood processing lines in food factories, ensuring that they can operate alongside other familiar equipment without disrupting existing workflows.

Key Features of Both Meat- and Seafood-Specific Printers

●	Industrial Scale Production: Both types of printers are designed for high output, capable of continuous operation in demanding factory settings. They support large-scale production needs, ensuring that food manufacturers can meet substantial market demands efficiently.

●	Seamless Factory Integration: Each printer model is crafted to fit into existing production environments easily. They interface smoothly with other factory equipment such as automated feed systems, conveyors, and packaging lines, ensuring a cohesive and streamlined production process.

●	Compliance with Regulatory Standards: We are committed to maintaining strict standards of food safety and hygiene in all of our manufacturing processes. In line with this commitment, all of our three-dimensional food printers – whether meat-specific or seafood-specific – are designed in accordance with regulatory requirements and guidelines, such as the European Hygienic Engineering & Design Group guidelines. This ensures that our printers meet rigorous standards for safe food production, which we believe is essential for maintaining consumer health and trust.

●	Customization and Flexibility: Despite their specialized functions, both printer types offer customizable settings to adjust textures, shapes, and sizes, allowing for a high degree of product personalization and innovation within the plant-based food industry.

By offering these two distinct types of three-dimensional food printers, we aim to provide food manufacturers with the precise tools needed to expand into or enhance their plant-based product offerings. Whether producing plant-based meats with realistic textures or crafting delicate seafood alternatives, our technology is designed to empower manufacturers to be leaders in the rapidly growing market for sustainable and innovative food solutions.

Premix Blends

At the core of our product catalog are the SHMeat™ and SHFish™ premix blends which we are developing in order to offer customers and partners a wide range of plant-based meat and seafood alternatives tailored to a variety of culinary tastes and dietary needs. A premix blend is a mixture of ingredients designed to be mixed with other ingredients before use. These blends are specially formulated to emphasize sustainability, health, and ethical consumption, with the goal of providing a delicious solution for conscientious eaters everywhere.

We are developing SHMeat™ Premix Blends in an array of premix blends to be available in both a printed format, for structured end products such as steaks, and a minced format, for unstructured end products, crafted to enhance culinary creativity and versatility with a range that extends to include pork, lamb, and exotic meat options. Each blend is being developed to mimic the exact taste and texture profile of its traditional meat counterpart, in order to provide an authentic culinary experience. The variety to which we aspire would cater to many kinds of dishes, from traditional recipes needing robust meaty flavors, to innovative dishes exploring novel culinary landscapes.

We are also developing SHFish™ Premix Blends, with the aim of delivering genuine fish and seafood experiences in both printed and minced product forms. This line includes the SHFish™ White Fish premix blend, for creating flaky, tender fillets suitable for both refined and casual dining. We are also developing additional selections, such as salmon, tuna, and various shellfish, in order to provide a diverse array of seafood dishes without the ecological footprint associated with conventional seafood harvesting. Each SHFish™ product is being designed to meticulously capture the unique textures and flavors specific to each seafood type, from the rich texture of salmon to the subtle taste of white fish, for dishes ranging from sophisticated sushi to hearty seafood tacos.

By choosing Steakholder Foods’ innovative solutions, our customers can provide consumers with traditional flavors in a more sustainable and ethical way, helping to transform the global food landscape and paving the way for a more sustainable culinary future.

Advantages

We are focused on developing a process that will allow our food technology customers to operate a high-throughput manufacturing process for high-quality, healthy meat. Our cellular agriculture and bioprinting processes are being designed to be modular, meaning that they can work using different factory sizes. We believe we could license our technology to customers with industrial plants close to urban areas seeking to provide “just in time”, logistically-efficient, local and premium cellular agriculture. In addition, we believe a licensee of our technology could build a plant in a locality that does not have the resources needed for industrial animal husbandry, which would allow places like the United Arab Emirates, Hong Kong or Singapore to potentially become more agriculturally independent by increasing food security. As costs decrease, we believe that our customers could also build production facilities in localities where there is high agricultural seasonality or desertification risk.

We believe that plant-based meats could have several potential advantages over conventionally-harvested meat:

●	Environmental: At least 18% of the greenhouse gases entering the atmosphere today are from the livestock industry. Research shows that the expected environmental footprint of cultivated meat includes approximately 78% to 96% fewer greenhouse gas emissions, 63%-95% less land use, 51% to 78% less water use, and 7% to 45% less energy use than conventionally-produced beef, lamb, pork and poultry. This suggests that the environmental consequences of switching from large-scale, factory farming to lab-grown alternative proteins could have a long-term positive impact on the environment.
●	Mitigating and reducing of health risks: Another potential benefit of lab-grown alternative proteins is that their growth environment is designed to be less susceptible to biological risk and disease, through standardized, tailored production methods consistent with controlled manufacturing practices that are designed to contribute to improved nutrition, health and wellbeing. Therefore, the use of plant-based meats reduces the risk of new diseases and future pandemics. Plant-based and cultivated meats are expected to be insusceptible to animal diseases and should therefore not contribute to pandemic risk because they do not require the use of live animals. Moreover, they may not require antibiotics during production and would therefore not contribute to antibiotic resistance.
●	Animal Suffering: More and more people are grappling with the ethical question of whether humanity should continue to slaughter animals for food. There is a growing trend of opposition to the way animals are raised for slaughter, often in small, confined spaces with unnatural feeding patterns. In many cases, such animals suffer terribly throughout their lives. This consideration is likely a factor in many consumers choosing to incorporate more flexitarian, vegetarian and vegan approaches to their diets in recent years.
●	Alternate Use of Natural Resources: Eight percent of the world’s freshwater supply and one third of croplands are currently used to provide for livestock. Wide-scale acceptance of alternative proteins is expected to free up many of these natural resources, especially in developing economies where they are most needed.
●	Food Waste: The conventional meat industry’s largest waste management problem relates to the disposal of partially-used carcasses, which are usually buried, incinerated, rendered or composted, with attendant problems such as land, water or air pollution. The use of alternative proteins will alleviate this problem, with only the desired cuts of meat or their analogs being produced for consumption and only minimal waste product generated with no leftover carcass.

Our Strategy

Our vision is to be a global leader in the alternative protein machinery field, offering printers based on our three-dimensional printing technology, as well as ingredient blends for use in the printers. In the future, we also aim to provide ingredient blends that include cultivated cells, for the printing of hybrid meat and seafood. We are committed to making the right choice of protein simple for end consumers, by developing commercial production machines that are capable of mimicking meat and seafood texture, flavor and nutritional values, all at an affordable cost so that we can offer our customers food printers to create products that end consumers will want to buy. Operators of our printers will have wide-ranging digital control over parameters of the products they print, including with respect to meat type, three-dimensional modeling, texture, flavor and nutritional values. In this way, end products can be adjusted and customized based on market demand. Our commercial-scale production machines are being designed to be modular, scalable starting from minimal production capacity of up to a few hundred kilograms per hour.

We are in the process of establishing a demonstration center at our headquarters, in order to demonstrate the full commercial production process, including all pre- and post-production stages, such as ingredients blend preparation, pasteurization and packaging, culminating in edible meat analogs produced from a commercial-scale printer. Once we successfully commercialize our first printers, we expect to also be able to demonstrate our printers at work in our customers’ food production sites.

Our technologies and processes have the potential to be sustainable. We are developing production processes that are designed to provide sustainability in an industry that, due to inefficiencies inherent in conventional meat farming, is not otherwise expected to be able to meet the growing demand for protein caused by rising population numbers and global affluence. These include the large amounts of land and water use that are needed for raising livestock, which causes precious natural resources to be squandered and the release of methane and other greenhouse gases by livestock. Our production machines are designed to be integrated into food production factories, meeting all relevant food standards, such as technology standards and safety standards.

We have carefully selected personnel for our management team who possess substantial industry experience, from diverse fields including the food industry, business development, three-dimensional printing, food technologies, tissue engineering, industrial stem cell growth, software engineering, electronic and mechanical engineering and print materials development. We believe that this blend of talent and experience in managers who share our core values gives us the requisite insights and capabilities to execute our plan to develop technologies designed to meet demand in a scalable, profitable and sustainable way.

Pipeline Application – Hybrid Product Inks

The cultivated meat industry aims for industrial production at a competitive price compared to conventional meat. However, challenges in scalability and cost have slowed progress. While the vision of cultivated meats steak remains a goal and the industry is actively working to overcome the aforementioned obstacles, our current focus for the next step after commercializing plant-based meat printers is developing hybrid meat blends for our printers, combining plant-based ingredients and cultivated animal cells. Therefore, we continue to develop hybrid products with lab-grown cells from multiple species, such as beef and fish. For example, the addition of bovine cultivated cells to a steak hybrid product is intended to provide qualities of “meatiness,” such as taste, texture, and nutritional values, closer to those of conventional meat products than the alternatives currently available in the market today.

The process of cultivating bovine cells is developed in-house. Integrating these cells into the hybrid product could involve either undifferentiated stem cell biomass or cells differentiated into specialized cell types. Traditional steak is naturally composed of muscle, fat, and connective tissue, so cells forming any of these parts could potentially enhance the final product. We are developing cellular agriculture technology, including cell lines and methods for working with growth media and develop differentiation media, to support the production of cells such as fat and muscle cells as well as undifferentiated biomass. The processes we are developing are designed to allow cells of interest, following humane tissue extraction from the umbilical cord or biopsy, to be isolated, replicated, grown and maintained in vitro under controlled, laboratory conditions.

We are engaged in exploring and evaluating the contributions of fat cells, muscle cells, and undifferentiated stem cells to the hybrid product, while also considering the unique obstacles each of these cell types faces in scaling up to industrial production. In February 2023, we announced that we had analyzed our muscle cells and found that they offer the same amino acid profile as that of the native tissue. The amino acid profile has two important roles in our cultivated beef products – taste and nutritional value. Our biology team tested 17 amino acids and compared them to native tissue, with the results showing that the team was able to create the same amino acid profile in the lab as in animals, For this reason, we believe that hybrid meats printed using our three-dimensional printers have the potential to provide similar nutritional value as that of conventional meats.

Meat is a rich source of amino acids, the building blocks of proteins. which play a crucial role in human nutrition. Essential amino acids, which the human body cannot produce on its own, include leucine, isoleucine, valine, lysine, methionine, phenylalanine, threonine, tryptophan, and histidine. These amino acids are important for a variety of bodily functions, including muscle growth and repair, immune function, and hormone production. The specific amino acid profile of meat, as well as its taste, varies depending on the animal species and how it is raised, as well as the cut of meat.

Integrating fat cells into the final hybrid product also appears to be a promising direction of development. Our cultivated fat biomass is engineered to be antibiotic-free and can be customized to offer personalized nutritional profiles and precise flavors, similar to natural beef fat. To this end, we have conducted a number of taste tests where we demonstrated the potential that our cultivated fat biomass has to enhance the taste of plant-based products. We believe that a product comprised of as little as 10-25% of our cultivated fat biomass combined with plant-based ingredients has the potential to enhance mouthfeel and overall experience.

Cell lines development for cultivated meat products

The process of industrial scale meat printing necessitates the isolation and development of cells which have the potential to produce animal muscle or fat tissues. Our proprietary cell lines are isolated from various sources that harbor these properties. For example, adult stem cells can be isolated from various adult tissues and give rise to more cells of the same type, such as fat or muscle tissues, while stem cells isolated from the umbilical cord immediately following birth can give rise to multiple types of cells, including both fat and muscle cells. Each of these cells has advantages and disadvantages and their adaptation to our robust meat production process is currently being evaluated.

Once isolated and plated, stem cells derived from adult tissues or umbilical cord exhibit the intrinsic ability to continue dividing and propagating in vitro; however, their proliferative capacity is limited, rendering them unable to yield a sufficient number of cells for large-scale production. To facilitate industrial-scale production, we have developed an immortalization process. Through this process, our immortalized cell lines can continue proliferating for up to one year, maintaining a steady division rate. It’s noteworthy that this division rate is significantly lower than the primary source cells, ensuring a consistent and prolonged expansion for enhanced scalability.

In order to facilitate scale-up processes, it is imperative for cells to grow in suspension, as monolayer growth on traditional laboratory plates proves both cost-ineffective and incompatible with scaling up operations. To address this challenge, we have successfully developed an adaptation to a suspension growth process for our cell lines. Notably, this innovative approach has been successfully applied to various cell lines derived from adult tissues and umbilical cord origins. This achievement positions us strategically for the next crucial step in upscaling our production capabilities.

Media development

We are in the process of developing growth media, a liquid designed to support the growth of cells for hybrid or cultivated meats, to be composed of food-grade ingredients, with growth factors similar to those produced naturally in the bodies of cattle, albeit free of fetal bovine serum. Fetal bovine serum was considered a significant component of cellular growth media, however it was harvested from animals. For that reason, we are engaged with experimentation to develop optimal and cost-effective antibiotic-free cell culture media, and are exploring a range of types of, and sources for, growth factors suited to cell culture. These sources are expected to be sustainable and ethical, providing a route to enabling efficient and cost-effective processes.

Some of the steps that we are taking in order to keep the growth media cost low include:

●	Developing our own in-house medium tailored specifically for our cell types. By including only the essential components necessary for the growth of each particular cell line, our medium costs significantly less than commercial alternatives;
●	Replacing expensive, animal-derived components in cell growth media with lab-developed compounds or proteins developed through fermentation;
●	Cell line screening and optimizations for efficient growth in low-cost media; and
●	Bioprocess optimization and media recycling.

Bioreactors

We are using software-controlled bioreactors to foster cell proliferation for hybrid meats, and eventually cultivated meats. The initial growth phase leverages exponential growth of stem cells to achieve sufficient cell volumes for food production. These stem cells initiate differentiation processes into multiple cell types, such as muscle and fat.

We are developing cell-cultivation processes and protocols unique to each cell line for use in bioreactors, by regulating the system parameters while monitoring the growth, viability and metabolism of our cells. We are continuously exploring diverse bioreactor infrastructures and refining cell harvesting techniques to optimize the yield of biomass production. To date, we have successfully advanced our yield and achieved high cell density in a short period of time, and we expect that our cell cultivation records in small-scale bioreactors will enable us to develop the proprietary information needed for the development of efficient and economical cell-growth processes in industrial-scale bioreactors.

Collaborations

Wilk Technologies Ltd.

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

Gulf Cooperation Council Region Governmental Body

In July 2023, we announced that we had entered into a Memorandum of Agreement for Strategic Cooperation, or MOA, with an accredited GCC-based governmental body as our strategic partner, to advance food security efforts through the application of our 3D printing technology. Commencing with an investment by the strategic partner in the construction of a pilot plant to produce printed products, the MOA eventually aims to create a first-of-its-kind large-scale production facility in the Persian Gulf region. The agreement foresees a material initial down payment to us for the procurement of at least one three-dimensional food printer, followed by a milestone-based sales and procurement plan for industrial-scale output.

Umami Bioworks Pte. Ltd.

In January 2023, we announced that we had entered into a joint development agreement with Umami Bioworks, pursuant to which the Singapore-Israel Industrial R&D Foundation, or SIIRD, approved a grant to us of up to USD 1 million, of which we already received USD 0.2 million in early 2024. As part of this collaboration, we are developing printed hybrid grouper and eel products, where we are responsible for the development of the plant-based formulation, the three-dimensional printing process and the integration of Umami Bioworks’ cultivated cells into the product.

Wyler Farm Ltd.

In February 2024, we announced that we had entered into an inaugural private-sector Memorandum of Understanding, or MoU, for strategic cooperation with Wyler Farm, one of Israel’s leading alternative protein producers and its premier tofu producer. The terms of the non-binding MoU contemplate Wyler Farm acquiring one of our proprietary meat printers, along with a subscription to our software and plant-based meat ingredient blend, by early 2025.

Sales and Distribution

We have strategically positioned ourselves to pioneer the integration of three-dimensional printing technology in the food manufacturing industry. Our comprehensive business-to-business model focuses on selling advanced three-dimensional food printers alongside our specialized premix blends, empowering food companies to produce and market innovative plant-based products directly. This dual-product approach is designed to both enhance manufacturing efficiency and foster creativity and customization in the plant-based food sector.

Our cutting-edge three-dimensional food printers are designed to meet the specific needs of plant-based food production, with a view to offering precision and versatility in creating complex textures and forms. We believe that these printers are ideal for manufacturers looking to innovate or expand their product lines with high-quality, plant-based alternatives. Their key sales features include:

●	Advanced Printing Technology: Our printers utilize state-of-the-art DLS and FPL technologies, which we view as crucial for replicating the textures and layers of traditional meat and seafood.
●	Customization Capabilities: Each printer is designed to be adjustable to different formulations and textures, providing our clients with the flexibility to create unique products tailored to their markets.
●	Full Installation and Training Services: We ensure that our clients can maximize the use of their printers with comprehensive installation, operational training, and ongoing technical support.

To complement our 3D printers, we offer a range of SHMeat™ and SHFish™ premix blends. These blends are scientifically formulated to work seamlessly with our 3D printing technology, ensuring consistent quality and performance with the following key features:

●	High-Quality Ingredients: Our blends are made from premium, sustainably-sourced ingredients, for a delicious and ethical product outcome.
●	Optimized for 3D Printing: Each blend is specifically developed to perform optimally in our three-dimensional food printers, with properties that support precise extrusion and texturizing.
●	Custom Blend Development: We collaborate with clients to develop custom blends that meet specific dietary needs, flavor profiles, or nutritional specifications.

Our sales strategy emphasizes the synergistic benefits of purchasing both the 3D printers and the premix blends. This integrated solution not only simplifies the production process but also ensures high standards of product quality and innovation which benefit from the following key components:

●	Bundled Offers: We provide attractive pricing options for clients who purchase both the printers and a steady supply of premix blends.
●	Joint Product Development: Working together with clients, we are co-developing products that are both innovative and aligned with current market trends.
●	Long-term Partnership Incentives: We offer long-term contracts that include benefits, such as discounts on blend refills, extended warranties for the printers, and exclusive rights to sell newly developed products in specific markets.

Recognizing the global potential of our technology and products, we are actively seeking out international partnerships to localize production and streamline supply chains, the key features of which are:

●	Local Production Partnerships: We aim to establish partnerships with local manufacturers to produce premix blends regionally, reducing logistics costs and enhancing market responsiveness.

●	Market Adaptation: We are adapting our products and technologies to meet local tastes, dietary preferences, and regulatory requirements, with a view to global market acceptance.

●	Strategic Distribution Networks: We will work with local distributors to leverage their in-depth market knowledge and established networks for effective market penetration.

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

We have a growing portfolio of 16 provisional and non-provisional patent applications pending with the USPTO, WIPO (filed through the Patent Cooperation Treaty, or PCT), and in various countries worldwide. A provisional patent application is a preliminary application, and establishes a priority date for the patenting process of inventions disclosed therein.

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

The second application currently undergoing examination in six countries after being granted in the United States, Canada, China and New Zealand, is directed to systems and methods of physically manipulating a resilient container (bladder) of bioprinted tissue culture having non-random three-dimensional cell structure over 4 dimensions, namely elongation, compression, torsion and shear, to modulate the tissue and achieve the desired texture for each meat type.

Additional applications were filed for an alternative bio-printer head and a cooled chuck, which are currently in their provisional stage, with three more applications in the pipeline.

Biological: covering initial materials used in the process with several provisional, and PCT applications filed and currently pending.

These include an application directed to methods for the use of plant-based lecithins and/or their components in a composition as a differentiation drivers for use in selectively promoting adipocytes differentiation; and methods and compositions for accelerated myotube formation.

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

Competition

We view our competition as primarily belonging to one of two groups:

-	Plant-based meat analog manufacturers, especially those who offer structured plant-based products, such as Redefine Meat, Chunk Foods and Juicy Marbles, which are offering or plan to offer whole cuts of plant-based meats. Apart from quality of texture and flavor, regarding which we believe that our three-dimensional printing technology will offer us an advantage, we are distinguished from these competitors by our business-to-business focus (aiming to sell manufacturing machines rather than the food itself), which we expect to provide a wide range of collaboration opportunities, allowing food producers to market their products under their own brand. Also, we are developing our printer technologies as a platform to biomimic a wide variety of species, rather than one specific type of meat or seafood.

-	Machinery providers – as we are developing commercial-scale food production machines, we also view other food machinery providers as competitors, although we have not yet identified any food production machines utilizing similar technologies being developed to produce textured products in high throughput with digital control and development product capabilities.

We expect that demand for our cultivated meat manufacturing technologies will be driven by consumer demand for alternative proteins. We believe that we will compete with other alternative protein manufacturers, other machinery providers, and the conventional meat industry as a whole.

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

Companies Developing Structured Hybrid Meat Products

To our knowledge, there is currently no other company focused on the scaling up of three-dimensional printing of hybrid cultivated meat products whose technologies are as advanced as ours. To the best of our knowledge, we are the only company to publicly demonstrate our food printing technology at large food technology events during 2023. However, there are companies attempting to produce steaks by means of other approaches, such as growing bovine cells, including fat, muscle and connective tissue on a pre-prepared scaffold, in order to create a contiguous piece of meat.

Government Regulation

Meat and Fish Analogs

We have received feasibility reports from the Mérieux NutriSciences group with regard to our proprietary, plant-based, three-dimensionally-printed whitefish and steak, which concluded that the products’ raw materials are permitted for use in plant-based substitutes or Generally Recognized as Safe (GRAS), and hence should be considered to be safe for use in strategically important jurisdictions such as the United States and United Arab Emirates (a pioneer in the field of food security where we intend to construct a large-scale production facility).

In addition to the status of the ingredients we used in the aforementioned products, the report found that as the 3D-printing process does not change the structure or composition of the materials used, the resulting product is unlikely to be classed as a novel food (a food not historically consumed by humans, such as food developed by innovative technologies) but should rather be subject to a conventional approval process.

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

Cultivated Meat

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

Under the MOU, the two agencies operate under a joint regulatory framework wherein the FDA oversees cell collection, cell banks and cell growth and differentiation. A transition from FDA to USDA oversight occurs during the cell harvest stage, at which point the USDA oversees the production and labeling of cultivated meat. As noted, the USDA is also advancing new labeling requirements. To the best of our knowledge, the regulatory approval details under development are not expected to apply to our business directly, but they are instructive as to the regulatory requirements that our cultivated meat production customers will be expected to face and their expectations of us, in the form of customer assurances, regarding our products.

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

In September 2021, the USDA published an Advance Notice of Proposed Rulemaking, or ANPR, indicating that the USDA is developing new labeling requirements for foods under its jurisdiction produced through cell culture technology.

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

In addition to federal regulatory requirements in the United States, certain states impose their own manufacturing and labeling requirements. For example, states typically require facility registration with the relevant state food safety agency, and those facilities are subject to state inspections as well as federal inspections. Further, states can impose state-specific labeling requirements. In the United States, the USDA will be developing new labeling requirements for foods under its jurisdiction produced through cell culture technology as noted in the ANPR.

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

Organizational Structure

Our subsidiaries and the countries of their incorporation are as follows:

Name	Jurisdiction of Incorporation	Parent	% Ownership (direct or otherwise)
Steakholder Foods USA, Inc.	Delaware, U.S.	Steakholder Foods Ltd.	100%
Steakholder Innovation Ltd.	Israel	Steakholder Foods Ltd.	100%
Steakholder Foods Europe BV (commenced dissolution)	Belgium	Steakholder Foods Ltd.	100%
Peace of Meat BV (commenced bankruptcy proceedings)	Belgium	Steakholder Foods Europe BV and Steakholder Foods Ltd.	100%

In February 2021, we completed a purchase of all of the outstanding share capital not yet owned by us of Belgian cultured fat developer Peace of Meat BV, or Peace of Meat, for total consideration of up to EUR 16,300 thousand (USD 19,900 thousand). At a meeting of the board of directors of Peace of Meat held on March 31, 2023, the board concluded that bankruptcy requirements have been fulfilled following cessation of funding by us. Peace of Meat entered bankruptcy proceedings, and a liquidator was appointed.

As of December 31, 2023, Peace of Meat has met the criteria for discontinued operations, hence the results of all discontinued operations, less applicable income taxes, have been reported as components of net loss separate from the net income (loss) of continuing operations. The comparative data have been restated in our consolidated statements of comprehensive loss to show the discontinued operation separately from continuing operations. We are not aware of any liabilities of ours to Peace of Meat’s creditors, and therefore we have not recorded any liabilities in respect of Peace of Meat.

For further discussion of the Peace of Meat investment, see “Note 3 - Discontinued Operations” to the financial statements for the year ended on 31 December 2023 attached under Item 18 of this report.

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

Employees

As of December 31, 2023, we employed 43 employees based at our office and laboratory in Rehovot, Israel.

On April 4, 2023, we announced that our Belgian subsidiary, Peace of Meat BV, would be liquidated, and therefore we no longer employ employees in Belgium.

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

Our “Operating and Financial Review and Prospectus” is intended to convey management’s perspective regarding operational and financial performance for fiscal years 2023, 2022 and 2021. The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this Annual Report. Please also see “Forward-Looking Statements.”

The Company has applied U.S. GAAP as issued by the Financial Accounting Standards Board, or FASB, on a fully retrospective basis, initially for its financial statements for fiscal years as of January 1, 2023. Prior to those financial statements, the Company, reporting as of its Nasdaq IPO as a foreign private issuer under the Securities and Exchange Act of 1934, elected to avail itself of relief in this respect and conducted its financial reporting in accordance with International Financial Reporting Standards (IFRS).

A. Operating Results

Revenues

To date, we have not generated any revenue since we commenced our cultured meat operations. We do not expect to receive any revenue unless and until we complete development of and successfully commercialize our technologies, such as revenue from a collaboration or other partnership such as a co-development agreement, or the acquisition of a company that generates revenues. There can be no assurance that we will be successful in developing or ultimately commercializing our technologies, in establishing revenue-generating collaborations or acquiring revenue-generating companies.

Research and Development Expenses

Research and development activities are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to commercialize our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;
●	expenses relating to outsourced and contracted services, such as external laboratories and consulting, research and advisory services;
●	supply and development costs;
●	expenses, such as materials, incurred in operating our laboratories and equipment; and
●	costs associated with regulatory compliance.

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

Finance Expenses (income), Net

Finance expenses (income), net, consist primarily of changes in the fair value of financial instruments mandatorily measured at fair value through profit or loss, and exchange rate fluctuations.

Income Taxes

We have yet to generate taxable income. As of December 31, 2023, our operating tax loss carryforwards were approximately $7.3 million.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Below is a summary of our results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2023	2022	2021

Operating expenses:
Research and development	$7,095	$6,529	$4,779
Marketing	1,937	2,874	1,115
Marketing with related party	745	2,210	590
General and administrative	4,401	5,485	6,948
Total operating loss	$14,178	$17,098	$13,432
Finance expense (income), net	1,369	(2,565)	(9,571)
Loss from continuing operation	15,547	14,533	3,861
Net loss from discontinued operations	1,317	7,326	18,057
Loss for the year	$16,864	$21,859	$21,918

Year Ended December 31, 2023, Compared to Years Ended December 31, 2022 and 2021

Research and development expenses

Research and development expenses increased by approximately $0.5 million, or 8.7%, to approximately $7.0 million for the year ended December 31, 2023, compared to approximately $6.5 million for year ended December 31, 2022. The increase resulted mainly from payroll expenses, materials and professional services expenditures related to our research and development operations.

Research and development expenses increased by approximately $1.7 million, or 36.6%, to approximately $6.5 million for the year ended December 31, 2022, compared to approximately $4.8 million for year ended December 31, 2021. The increase resulted mainly from payroll expenses, materials and professional services expenditures related to our cultured meat research and development operations and share based compensation, and reflects our growing investment in research and development as we achieve our milestones and expand our technology capabilities.

Marketing expense, including marketing with related party

Marketing expenses decreased by approximately $2.3 million, or 47.3%, to approximately $2.7 million for the year ended December 31, 2023, compared to approximately $5.0 million for year ended December 31, 2022. The decrease resulted mainly from reduction in professional services and personnel costs, including share-based compensation for employees, as well as in business development, public relations and investor relations services.

Marketing expenses increased by approximately $3.3 million, or 198.1%, to approximately $5.0 million for the year ended December 31, 2022, compared to approximately $1.7 million for year ended December 31, 2021. The increase resulted mainly from professional services and share-based compensation.

General and administrative expenses

General and administrative expenses decreased by approximately $1.1 million, or 20%, to approximately $4.4 million for the year ended December 31, 2023, compared to approximately $5.5 million for the year ended December 31, 2022. The decrease resulted mainly from decreased employee share-based compensation.

General and administrative expenses decreased by approximately $1.5 million, or 21%, to approximately $5.5 million for the year ended December 31, 2022, compared to approximately $7.0 million for the year ended December 31, 2021. The decrease resulted mainly from decreases in personnel costs, corporate expenses, professional services (such as legal and audit fees) and operating expenditures.

Loss from continuing operations

The loss from continuing operations increased by approximately $1.0 million, or 6.9%, to approximately $15.5 million for the year ended December 31, 2023, compared to approximately $14.5 million for the year ended December 31, 2022. After deducting $1.9 million and $3.4 million non-cash share-based compensation in 2023 and 2022, respectively, $1.4 million net financial expenses in 2023, and $2.6 million for net financial income in 2022, the net loss decreased by approximately $1.4 million, or 10.2%, driven mainly by decreases in marketing expenses.

The loss from continuing operations increased by approximately $10.7 million, or 276% to approximately $14.5 million for the year ended December 31, 2022, compared to approximately $3.8 million for the year ended December 31, 2021. After deducting $3.4 million and $3.7 million non-cash share-based compensation in 2022 and 2021, respectively, and $2.6 million and $9.6 million for net financial income in 2022 and 2021, respectively, the net loss increased by approximately $4.1 million, driven mainly by increased research and development and marketing expenses.

Net loss from discontinued operation

The net loss from a discontinued operation decreased by approximately $6.0 million, or 82%, to approximately $1.3 million for the year ended December 31, 2023, compared to approximately $7.3 million for the year ended December 31, 2022. This decrease resulted mainly from the discontinued operation taking place over a shorter period in 2023 (three months) than in 2022 (12 months). For further information, please refer to Note 3 to the consolidated financial statements.

The net loss from discontinued operations decreased by approximately $10.7 million, or 59%, to approximately $7.3 million for the year ended December 31, 2022, compared to approximately $18.0 million for the year ended December 31, 2021. This decrease resulted mainly from the recognition of the acquisition of Peace of Meat in the consolidated statement of comprehensive loss, rather than as an asset. For further information, see Note 3 to the consolidated financial statements.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP as issued by the FASB.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation and the fair value measurement of financial instruments at each reporting period. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

 Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements, if applicable, are discussed in Note 2 to our consolidated financial statements, regarding the impact of the U.S GAAP standards as issued by the FASB that we will adopt in future periods in our consolidated financial statements.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;
●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and
●	an exemption from compliance with the Critical Audit Matters requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

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

B. Liquidity and Capital Resources

Since the commencement of our food technology operations, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity securities. From the inception of Steakholder Innovation through December 31, 2023, we raised an aggregate of approximately $65.5 million in four rounds of private placements of our securities, our initial public offering of securities on the Nasdaq, two registered direct offerings and a follow-on public offering, and approximately $6.1 million in proceeds from option exercises. As of December 31, 2023, we had approximately $4.3 million in cash and cash equivalents.

The table below shows a summary of our cash flows from continued and discontinued operations for the periods indicated. For more information regarding cash flow from the discontinued operation, see Note 3 to the consolidated financial statements.

	Year Ended December 31,
	2023	2022	2021

Net cash used in operating activities	$(12,727)	$(14,821)	$(14,437)
Net cash used in investing activities	(764)	(3,591)	(9,142)
Net cash provided by financing activities	11,257	5,899	29,221
Effect of exchange rate changes on cash and cash equivalents	198	(379)	(22)
Net increase (decrease) in cash and cash equivalents	$(2,036)	$(12,892)	$5,620

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 and December 31, 2021

Net cash used in operating activities

Net cash used in operating activities decreased by approximately $2.0 million, or 13.5%, to approximately $12.7 million for the year ended December 31, 2023 compared to approximately $14.8 million for the year ended December 31, 2022. This decrease was attributed mainly to reductions in discontinued operation of $2.4 million due to the discontinued operation taking place over a shorter period in 2023 (three months) than in 2022 (12 months).

Net cash used in operating activities was not substantially different in the year ended December 31, 2022, compared to the year ended December 31, 2021.

Net cash used in investing activities

Net cash used in investing activities decreased by approximately $2.8 million, or 79%, to approximately $0.7 million for the year ended December 31, 2023, compared to approximately $3.5 million for the year ended December 31, 2022. This decrease was driven by the decrease in acquisition of fixed assets.

Net cash used in investing activities decreased by approximately $5.5 million, or 61%, to approximately $3.5 million for the year ended December 31, 2022, compared to approximately $9.1 million for the year ended December 31, 2021. This decrease was primarily due to the reduction in the investment of Peace of Meat.

Net cash provided by financing activities

Net cash provided by financing activities increased by approximately $5.3 million, or 91%, to approximately $11.2 million for the year ended December 31, 2023, compared to approximately $5.8 million for the year ended December 31, 2022. This increase was due to the increase in proceeds from issuance of shares and warrants.

Net cash provided by financing activities decreased by approximately $23.3 million, or 80%, to approximately $5.8 million for the year ended December 31, 2022, compared to approximately $29.2 million for the year ended December 31, 2021. This increase was due to the decrease in proceeds from issuance of shares and warrants, and the decrease in stock option exercises.

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

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;
●	the costs of development and expansion of our operational infrastructure;
●	the costs and timing of developing technologies sufficient to allow food production equipment manufacturers and food manufacturers to product products compliant with applicable regulations;
●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;
●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;
●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;
●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;
●	the magnitude of our general and administrative expenses; and
●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or capital inflows from strategic partnerships. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

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

Since inception, we have incurred significant losses and negative cash flows from operations and have an accumulated deficit of $69.8 million. We have financed our operations mainly through fundraising from various investors.

Our management expects that we will continue to generate losses and negative cash flows from operations for the foreseeable future. On January 29, 2024, we consummated a warrant exercise and issuance agreement with gross proceeds of approximately $6.6 million. Consequently, our management is of the opinion that our existing cash will be sufficient to fund operations until the fourth quarter of 2024. As a result, there is substantial doubt about our ability to continue as a going concern.

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

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of equity or debt securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

As part of an agreement with Therapin from May 2020, we agreed to convert an NIS 7,250 thousand (approximately USD 2,100 thousand) investment in Therapin made by Ophectra and assumed by us when we merged with Ophectra, into an interest-free loan, to be repaid by Therapin at a rate of NIS 480 thousand (approximately USD 140 thousand) per annum for ten years (NIS 4,800 thousand (USD 1,400 thousand) in total) plus NIS 2,450 thousand (approximately USD 700 thousand) to be paid upon an exit event, including a public offering, or repayment of 14.74% of any distributable surplus or dividend distributed by Therapin, up to the amount of the outstanding balance, as detailed in our separation agreement with Therapin. As part of the agreement, Therapin gave us an option to convert the cash payment to equity of Therapin. Therapin did not provide any guarantees in connection with its repayment of our loan. During the year ended December 31, 2023, Therapin experienced delays in payments to us, and we received only USD 88 thousand. Due to Therapin’s financial difficulties, and the current market conditions in the cannabis sector in which Therapin operates, Therapin filed a request for stay of bankruptcy proceedings. Therefore, we assess that no further payments will be received, and revaluated the investment to USD 0. For the years ended December 31, 2023 and December 31, 2022, we recorded a re-valuation financing expense in the amount of USD 1,207 thousand, and USD 74 thousand, respectively.

Hence, as of December 31, 2023, the Therapin investment is not subject to any further credit risk.

We restrict exposure to credit risk in the course of our operations by investing primarily in bank deposits.

Equity price risk

As we primarily invest in short-term bank deposits, with only non-material holdings of marketable securities, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares or ADSs could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Foreign Currency Exchange Risk

Currency fluctuations could affect us primarily through increased or decreased foreign currency-denominated expenses. Currency fluctuations had an immaterial effect on our results of operations during the years ended December 31, 2023, 2022 and 2021.

C. Research and development, patents and licenses, etc.

For a description of our research and development policies for the last three years, see “Item 4.—Information on the Company—Business Overview—Intellectual Property.”

D. Trend Information

Not applicable.

E. Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. For further information, see Note 2B to our annual consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 6.	Directors, Senior Management And Employees

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F. Unless otherwise stated, the address of our executive officers and directors is Steakholder Foods Ltd., 5 David Fikes St., Rehovot 7638205, Israel.

Name	Age	Position

Executive Officers:
Arik Kaufman	43	Chief Executive Officer
Moran Attar	41	Vice President of Finance
Itamar Atzmony	37	Chief Engineering Officer
Non-Employee Directors:
Yaron Kaiser	46	Chairman of the Board of Directors
David Gerbi(1)(2)(3)	44	Director
Eli Arad(1)(2)(3)	51	Director
Sari Singer(1)(2)(3)	44	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

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

Moran Attar has served as our Vice President of Finance since May 2023. She has more than 16 years of experience as a financial advisor and an accountant for companies in the pharmaceutical, retail, high-tech and foodtech industries, including nine years as a CFO of publicly-traded companies, traded on the Nasdaq, London and Tel Aviv Stock Exchanges. She was CFO at BGI Investments Ltd. (now Israir Group Ltd.) between 2015 and 2019, at BSD Crown, the parent company of G Willi-Food International Ltd. between 2015 and 2019, and at Univo Pharmaceuticals Ltd. between 2019 and 2022. Previously, she served as an executive consultant at EY Israel, a member firm of Ernst & Young, between 2007 and 2013. She holds a B.A. in Accounting & Economics from Ben-Gurion University of the Negev, and an M.A. in Accounting from Bar-Ilan University.

Itamar Atzmony has served as our Chief Engineering Officer since September 2023, having previously served as our Vice President of Engineering since April 2022 and Team Leader since May 2021, after joining us as a mechanical engineer in May 2020. A highly accomplished Chief Engineering Officer with a strong background in 3D printing, robotics, and automation, Itamar previously served as a mechanical engineer at Highcon Systems Ltd. from February 2019 to February 2020, at Polygon T.R. Ltd. from December 2017 to February 2019, and at Nano Dimension Ltd. from June 2016 to November 2017, in which positions he made significant contributions to his field. He holds a B.Sc. degree in Mechanical Engineering from Afeka College of Engineering.

Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and served as Chairperson of Wilk Technologies Ltd. between January 2021 and December 2023. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, the Israel Securities Authority and corporate governance, most recently at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaufman Kaiser, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

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

B. Compensation

Aggregate Compensation of Office Holders

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2023, was approximately $1.7 million. This amount includes approximately $0.2 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include share-based compensation expenses, or business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of the date hereof, options to purchase 8,625 ADSs granted to our officers and directors were outstanding under our share option plans at a weighted average exercise price of $65.00 per share, in addition to restricted share units vesting into 57,632 ADSs, with no exercise price, and performance share units vesting into 32,500 ADSs with no exercise price.

Individual Compensation of Office Holders

The table and summary below outlines the compensation granted to our five most highly compensated executive officers in 2023, including our Chief Executive Officer, Chairman of our board of directors, former Chief Technologies Officer, Chief Engineering Officer and former Chief Financial Officer, with respect to the year ended December 31, 2023. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation	Total
	(USD in thousands)
Mr. Arik Kaufman
Chief Executive Officer	$425	$113	$211	$-	$749
Mr. Yaron Kaiser)
Chairman of the Board of Directors	299	79	143	-	521
Mr. Dan Kozlovski(4)
Former Chief Technologies Officer	181	17	98	-	319
Mr. Itamar Atzmony
Chief Engineering Officer	185	22	72	-	279
Mr. Eitan Noah (5)
Former Chief Financial Officer	$95	$-	$(20)	$-	$75

(1)	Salary includes the gross salary of the officer or director plus payment by us of social benefits on behalf of the officer or director. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses paid in 2023 with respect to 2022.

(3)	Represents the equity-based compensation expenses, based on the options’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 10(B) to our annual consolidated financial statements included elsewhere in this prospectus.

(4)	Mr. Kozlovski resigned his position as of March 31, 2024.

(5)	Mr. Noah resigned his position as of June 4, 2023, as a result of which we recorded a credit for equity-based compensation expenses previously recognized.

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

The material employment terms for Mr. Kaufman, our Chief Executive Officer, were as follows from his appointment in January 2022, until January 24, 2023: (1) a gross annual salary of NIS 564,000 ($160,000); (2) reimbursement of annual travel expenses of up to NIS 60,000 ($17,000); (3) options to purchase 500,000 Ordinary Shares (currently equivalent to 5,000 ADSs), vesting over three years from the date of his appointment as Chief Executive Officer, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaufman’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (currently equivalent to $51.90 per ADS) and subject to acceleration upon termination pursuant to our sale or change in control; (4) an annual performance bonus in the aggregate amount of NIS 282,000 ($80,000), subject to his meeting certain performance milestones as determined by our board of directors on an annual basis; (5) termination of the employment relationship upon provision of six months’ advance notice by either party; (6) severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); and (7) social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

Effective January 24, 2023, pursuant to the approval of our Compensation Committee and Board of Directors, the following amendments to the material terms for Mr. Kaufman were adopted: (1) a gross annual salary at a cost to us of $414,000, which will automatically increase by an amount equal to seven percent at the end of each year of service; (2) an allocation of restricted share units (RSUs) vesting into 1,910,000 ordinary shares (currently equivalent to 19,100 ADSs), vesting over three years, pursuant to which 1/12 will vest every quarter until fully vested, with no exercise price, issued under the Company’s 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to either our sale or change in control; (3) an allocation of performance share units (PSUs) vesting into 1,910,000 ordinary shares (currently equivalent to 19,100 ADSs), vesting upon achievement of any one of the following milestones: (i) engagement with a strategic partner / investor (a corporation operating in the field of food, healthcare, pharmaceuticals or printing) for an investment in the company or its subsidiaries, in cash in an amount of not less than five hundred thousand dollars, (ii) submission of a regulatory approval to the U.S. FDA, Singapore Food Agency or European Food Safety Authority, for the commercial sale or distribution of our products, or (iii) engagement with a strategic partner (as defined above) in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization; and (4) an annual performance bonus in the aggregate amount of up to $113,000, subject to his meeting certain performance milestones as determined by our Board of Directors on an annual basis. In 2023, these milestones included an engagement with a strategic partner investor (a global player in the food or drug industry) by the company or any of its subsidiaries, including an investment in the group or a collaboration such as a joint development agreement; completion of fund raising of at least USD 10 million dollars; completion of the full cycle carousel of our three-dimensional printer; submission of a regulatory approval for one of our products to the U.S. Food and Drug Administration, Singapore Food Agency or equivalent, engagement in a joint development agreement with other companies from the cultivated meat industry, and grant of a patent. In 2024, our Compensation Committee and Board determined that these milestones were met, except for the submission of a regulatory approval. The following terms of Mr. Kaufman’s employment have not been amended: (1) reimbursement of annual travel expenses; (2) termination of the employment relationship upon provision of six months’ advance notice by either party; (3) severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); and (4) social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law,The material terms for Mr. Kaiser, the Chairman of our board of directors, were as follows from his appointment in January 2022, until January 24, 2023: (1) an annual fee of $150,000, to be paid in four equal quarterly installments in USD or in NIS at the then-current exchange rate, which will automatically increase by an amount equal to seven percent at the end of each year of service; (2) reimbursement of annual travel expenses of up to $18,000; (3) options to purchase 350,000 Ordinary Shares (currently equivalent to 3,500 ADSs), vesting over three years from the date of his appointment as Chairman, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaiser’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (currently equivalent to $51.90 per ADS) and subject to acceleration upon termination pursuant to our sale or change in control; (4) an annual bonus equal to 50% of the bonus awarded to the Chief Executive Officer in the applicable year; (5) severance pay equal to 12.5% of Mr. Kaiser’s annual fee upon the involuntary termination of his directorship, not for cause, following three to twelve months of service, or 25% following twelve or more months of service (or 50% of these amounts upon Mr. Kaiser’s resignation); and (6) other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

Effective January 24, 2023, pursuant to approvals by our Compensation Committee, Board of Directors and a general meeting of our shareholders, the following amendments to the materials terms for Mr. Kaiser were adopted: his annual fee was adjusted to $290,000, automatically increased by an amount equal to seven percent at the end of each year of service commencing from the date of adjustment; his annual bonus shall be equal to 70% of the bonus awarded to the Chief Executive Officer in the applicable year; he received an allocation of restricted share units (RSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 13,400 ADSs), vesting over three years from the date of adjustment, pursuant to which 1/12 will vest every quarter until fully vested, with no exercise price, issued under the Company’s 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to either our sale or change in control; and he received an allocation of performance share units (PSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 13,400 ADSs), vesting upon achievement of any one of the following milestones: (i) engagement with a strategic partner / investor (a corporation operating in the field of food, healthcare, pharmaceuticals or printing) for an investment in the company or its subsidiaries, in cash in an amount of not less than five hundred thousand dollars; (ii) submission of a regulatory approval to the U.S. FDA, Singapore Food Agency or European Food Safety Authority, for the commercial sale or distribution of our products; or (iii) engagement with a strategic partner (as defined above) in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization.

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

Any Shares (a) underlying an award granted under the 2022 Plan or an award granted under the Prior Plan (in an amount not to exceed 8,498,490 Shares under the Prior Plan) that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares, for any reason, without resulting in the issuance of Shares; (b) if permitted by the Company, subject to an award that are tendered to pay the exercise price of an award; or withholding tax obligations with respect to an award; or, if permitted by the Company, subject to an award that are not delivered to a Grantee because such Shares are withheld to pay the exercise price of such award; or withholding tax obligations with respect to such award may again be available for issuance under the 2022 Plan and for issuance upon exercise or (if applicable) vesting thereof for the purposes of the 2022 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2022 Plan in its discretion.

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

Options granted under the 2022 Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the Shares (if the Shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date immediately preceding the day of the grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent shareholders, not less than 110%.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Messrs. Eli Arad and David Gerbi and their respective terms will expire at the Company’s annual general meeting of shareholders to be held in 2026;
●	the Class II director is Ms. Sari Singer and her term will expire at the Company’s annual general meeting of shareholders to be held in 2024; and
●	the Class III director is Mr. Yaron Kaiser his term will expire at the Company’s annual general meeting of shareholders to be held in 2025.

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

Our board of directors will consider candidates for nomination who have a high level of personal and professional integrity, strong ethics and values and the ability to make mature business judgments. In general, in identifying and evaluating nominees for director, our board of directors will also consider experience in corporate management such as serving as an officer or former officer of a publicly held company, experience as a board member of another publicly held company, professional and academic experience relevant to our business, leadership skills, experience in finance and accounting or executive compensation practices, whether candidate has the time required for preparation, participation and attendance at board meetings and committee meetings, if applicable, independence and the ability to represent the best interests of our shareholders.

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

If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives (spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people); or
●	any company in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

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

An “extraordinary transaction” is defined under the Companies Law as any of the following:

●	a transaction other than in the ordinary course of business;
●	a transaction that is not on market terms; or
●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions

Pursuant to the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee (or the compensation committee with respect to the terms of the engagement as an office holder or employee, including insurance, indemnification and compensation), (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

●	an amendment to the articles of association;
●	an increase in the company’s authorized share capital;
●	a merger; and
●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

As permitted under the Companies Law, our articles of association provide that we may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event:

●	financial liability that was imposed upon him in favor of another person pursuant to a judgment, including a compromise judgment or an arbitrator’s award approved by a court;
●	reasonable litigation expenses, including attorneys’ fees paid by an officeholder following an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding, and which ended without the filing of an indictment against him and without any financial obligation being imposed on him as an alternative to a criminal proceeding, or which ended without the filing of an indictment against him but with the imposition of a financial obligation as an alternative to a criminal proceeding for an offense which does not require proof of mens rea or in connection with a financial sanction;
●	reasonable litigation expenses, including attorneys’ fees paid by the officeholder or which he was required to pay by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in criminal charges from which he was acquitted, or in criminal charges in which he was convicted of an offense which does not require proof of mens rea;
●	a financial obligation imposed on the officeholder for the benefit of all of the parties damaged by the violation of an administrative proceeding;
●	expenses incurred by an officeholder in connection with an Administrative Proceeding conducted in his regard, including reasonable litigation expenses, and including attorneys’ fees;
●	expenses incurred by an officeholder in connection with a proceeding under the Antitrust Law, 5748-1988 and/or in connection with it (a “Proceeding Under the Antitrust Law”), conducted regarding him, including reasonable litigation expenses, and attorneys’ fees; and
●	any other liability or expense in respect of which it is permitted or shall be permitted by Law to indemnify an officeholder.

As permitted under the Israeli Companies Law, our articles of association provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder:

●	Breach of the duty of care to the Company or to any other person;
●	Breach of the fiduciary duty to the Company, provided that the officeholder acted in good faith and had reasonable grounds to assume that his act would not adversely affect the Company’s best interests;
●	financial liability imposed upon him in favor of another person;
●	financial liability imposed on the officeholder for the benefit of all of the parties damaged by the violation of an administrative proceeding;
●	expenses incurred or to be incurred by an officer in connection with an Administrative Proceeding, including reasonable litigation expenses, and including attorneys’ fees;
●	Expenses incurred or to be incurred in connection with a proceeding under the Antitrust Law, including reasonable litigation expenses, and including attorneys’ fees; and
●	any other event in respect of which it is permitted and/or shall be permitted by Law to insure the liability of an officeholder.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
●	an act or omission committed with intent to derive illegal personal benefit; or
●	a fine, monetary sanction or forfeit levied against the office holder.

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

D. Employees

As of December 31, 2023, we employed 43 employees based at our office and laboratory in Rehovot, Israel. On April 4, 2023, we announced that our Belgian subsidiary Peace of Meat would be liquidated, therefore we no longer employ any employees in Belgium.

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

Unless otherwise noted below, each shareholder’s address is c/o Steakholder Foods Ltd., 5 David Fikes St., Rehovot 7638205, Israel.

	American Depositary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and executive officers
Arik Kaufman(2)	69,114	2.5%
Moran Attar	-	-
Itamar Atzmony(3)	4,366	*
Yaron Kaiser(4)	72,060	2.6%
David Gerbi(5)	5,666	*
Eli Arad(6)	5,150	*
Sari Singer(7)	5,219	*
All directors and executive officers as a group (7 persons)	161,575	5.7%

*	Less than one percent (1%).

(1)	Based on 2,735,120 ADSs, representing or able to represent Ordinary Shares, outstanding as of April 29, 2024.

(2)	Consists of 10,791 ADSs, 37,556 ADSs which have vested or are expected to vest within 60 days of the date of this annual report from employee RSUs for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only, performance share units that may vest into 19,100 ADSs if his associated performance targets are met during such period, and options to purchase 1,667 ADSs exercisable within 60 days of the date of this annual report, with an exercise price of $51.90. These options expire on March 16, 2026.

(3)	Consists of 2,499 ADSs, options to purchase 1,000 ADSs exercisable within 60 days of the date of this annual report, with an exercise price of NIS 349 ($96), expiring on March 24, 2025, and options to purchase 867 ADSs exercisable within 60 days of the date of this annual report, with an exercise price of $39.90, expiring on July 23, 2026.

(4)	Consists of 19,937 ADSs based on information provided to us by Mr. Kaiser, options to purchase 1,167 ADSs exercisable within 60 days of the date of this annual report with an exercise price of $51.90, expiring on March 16, 2026, 37,556 ADSs which have vested or are expected to vest within 60 days of the date of this annual report from employee RSUs for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only, and performance share units that may vest into 13,400 Ordinary Shares within 60 days of this annual report if his associated performance targets are met during such period.

(5)	Consists of 4,357 ADSs and options to purchase 1,309 ADSs within 60 days of the date of this annual report with an exercise price of $71.60. These options expire on July 20, 2025.

(6)	Consists of 3,841 ADSs and options to purchase 1,309 ADSs within 60 days of the date of this annual report with an exercise price of $71.60. These options expire on July 20, 2025.

(7)	Consists of 3,910 ADSs and options to purchase 1,309 ADSs within 60 days of the date of this annual report with an exercise price of $71.60. These options expire on July 20, 2025.

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	Major Shareholders And Related Party Transactions

A. Major Shareholders

To our knowledge, we have no shareholders who own beneficially more than 5% of our ordinary shares as of the date hereof.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this Annual Report on Form 20-F, there are five shareholders of record of our ordinary shares, of whom two are in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as most of the shares we have issued, including those represented by ADSs are currently recorded in the name of our ADS registrar, The Bank of New York Mellon. Based upon a review of the information provided to us by The Bank of New York Mellon, as of March 1, 2024, there were 27 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our ADSs nor is it representative of where such beneficial holders reside, since many of these ADSs were held of record by brokers or other nominees.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since January 1, 2021. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

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

B. Significant Changes

Since December 31, 2023, the following significant changes have occurred:

●	On January 24, 2024, the Company entered into an inducement offer letter agreement with a certain holder of existing warrants to exercise these warrants and purchase (i) 6,000,000 ADSs issued in July 2023 at an exercise price of $1.10 per ADS, (ii) 6,500,000 ADSs issued in January 2023 at an exercise price of $1.00 per ADS and (iii) 1,857,143 ADSs issued in July 2022 at an exercise price of $1.00 per ADS (all herein “the Exercised Warrants”). Pursuant to the letter agreement, the holder agreed to exercise for cash its Exercised Warrants to purchase an aggregate of 14,357,143 ADSs at a reduced exercise price of $0.46 per ADS in consideration of New Warrants to purchase up to an aggregate of 28,714,286 ADSs at an exercise price of $0.485 per ADS that have a term of exercise of between three and half years with respect to 12,000,000 New Warrants and five years with respect to 16,714,286 New Warrants; and
●

On April 4, 2024, the Company effected an adjustment to the ratio of ordinary shares to American Depositary Shares (“ADS”) at a ratio of 10:1, such that after the ratio adjustment was effected, every 10 ADSs were consolidated into 1 ADS and each ADS now represents one hundred (100) ordinary shares instead of ten (10) ordinary shares prior to the ratio adjustment. All share and per share amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the consolidated financial statements and notes thereto have been adjusted for all periods presented to give effect to this adjustment to the ratio of ordinary shares to ADS.

ITEM 9.	The Offer And Listing

A. Offer and Listing Details

ADSs

The ADSs, representing our ordinary shares, traded on the Nasdaq under the symbol “MITC” between March 12, 2021 and August 2, 2022, and have traded under the symbol “STKH” since then.

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

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

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

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax on both ordinary income and capital gains, currently at the rate of 23% of a company’s taxable income. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise”, may be considerably lower. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

Real Capital Gain accrued by individuals on the sale of our ordinary shares or ADSs will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares or ADSs that, for United States federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States,
●	a domestic corporation (or other entity taxable as a corporation);
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

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

Subject to the discussion below under “Information reporting and backup withholding,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

●	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or
●	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

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

Passive foreign investment company considerations

Based on our income and assets, we believe that we may be treated as a PFIC for the preceding taxable year. However, the determination of our status is made annually based on the factual tests described below. Consequently, while we may be treated as a PFIC in future years, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC for the current or future taxable years. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the shares or ADSs. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of the average percentage of our assets during the taxable year, measured based on the average of the fair market values of the assets determined at the end of each quarterly period, are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

QEF election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our shares or ADSs as stock of a “qualified electing fund” or QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We cannot provide any assurances that we will provide to U.S. Holders the information required to make a valid QEF election.

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

Information reporting and backup withholding

In general, information reporting may apply to dividends in respect of shares or ADSs and the proceeds from the sale, exchange or redemption of shares of ADSs that are paid to a holder of shares or ADSs within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a holder of shares or ADSs fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

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

For quantitative and qualitative information regarding our market risk, see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Quantitative and Qualitative Disclosures About Market Risk” and Note 2 to our financial statements.

ITEM 12.	Description Of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon is the depositary of the ADSs. Each ADS represents 100 ordinary shares (or a right to receive 100 ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

Our management assessed our internal control over financial reporting as of December 31, 2023, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on its assessment, our management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. We reviewed the results of our management’s assessment with the Audit Committee of our Board of Directors.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the company’s registered public accounting firm as the company is considered an emerging growth company.

D.	Changes in Internal Control over Financing Reporting

We have implemented additional controls for the preparation of the financial statement in accordance with U.S GAAP in our internal control over financial reporting for the period covered by this Annual Report on Form 20-F. We do not believe that these changes have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that is applicable to all of our directors, executives and other employees, and those of our affiliates. A copy of the Code of Conduct is available on our website at www.steakholderfoods.com. Any waivers of the Code of Ethics for directors and officers require the approval of the audit committee of our board of directors. We expect that any amendments to the Code of Conduct will be disclosed on our website. We granted no waivers under our Code of Ethics and Conduct in 2023.

ITEM 16C.	Principal Accountant Fees And Services

Fees Paid to Independent Registered Public Accounting Firm

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2023 and 2022. Following are Somekh Chaikin’s fees for professional services in each of the respective fiscal years:

	Year ended December 31,
	2023	2022
	USD, in thousands

Audit fees(1)	329	295
Tax fees(2)	24	25
Total	353	320

(1)	Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the TASE and SEC.
(2)	Tax fees include fees billed for tax compliance services that were rendered during the most recent fiscal year, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

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

Nasdaq Listing Rules and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of Nasdaq rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirements. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq applicable to domestic U.S. listed companies:

●	Quorum. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power of our shares (and, with respect to an adjourned meeting, generally one or more shareholders who hold or represent any number of shares), instead of 33 1/3% of the issued share capital provided under Nasdaq Listing Rule 5260(c).
●	Shareholder Approval. Although the Nasdaq Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of chief executive officer or directors, in which case they also require the approval of the compensation committee and the shareholders. In addition, rather than follow the Nasdaq Listing Rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (c) transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.
●	Executive Sessions. While the Nasdaq Listing Rules require that “independent directors,” as defined in the Nasdaq Listing Rules, must have regularly scheduled meetings at which only “independent directors” are present. Israeli law does not require, nor do our independent directors necessarily conduct, regularly scheduled meetings at which only they are present.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix As of the date of this Annual Report
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

ITEM 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Not Applicable.

Item 16K.	Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program with the help of outside service providers and also based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	cybersecurity awareness training of our employees, incident response personnel, and senior management;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●	a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.

The Committee receives regular reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Information Technology Manager, or IT Manager as part of the Board’s continuing education on topics that impact public companies.

Our management team, including our IT Manager, is responsible for assessing and managing our material risks from cybersecurity threats. The IT Manager has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our IT Manager’s experience includes over 12 years in the information technology and security fields, including at publicly-traded companies, and credentials including MCSA/MSCE, Fortinet Certified Expert Cybersecurity and AZ-900: Microsoft Azure Fundamentals.

Our IT Manager supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

ITEM 19.	Exhibits

Exhibit No.	Description
1.1	Steakholder Foods Ltd. Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 4, 2023)

2.1	Form of Deposit Agreement between the Registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued by the Company (incorporated herein by reference to Exhibit 2.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities pursuant to Section 12 of the Securities and Exchange Act of 1934

4.1	Rental Agreement by and between the Registrant and Gav-Yam Lands Corp, Ltd., dated May 18, 2021 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.2	Services and Collaboration Agreement by and between the Registrant and BlueOcean Substainability Fund, LLC, dated October 6, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.3	Employment Agreement by and between the Registrant and Arik Kaufman, dated March 15, 2022, as amended on April 5, 2022 and April 20, 2023

4.4	Form of Indemnification Agreement

4.5*	Form of Exculpation Agreement (incorporated herein by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.6*

2018 Option and Restricted Stock Unit Allocation Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.7	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 4, 2023)

4.8	Compensation Policy for Directors and Officers

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, member firm of KPMG International, independent registered public accounting firm

97.1	Steakholder Foods Compensation Recovery Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	English translation of original Hebrew document.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for this filing and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
Arik Kaufman
Chief Executive Officer

Date: April 30, 2024

STEAKHOLDER FOODS LTD

Steakholder Foods Ltd. (formerly known as MeaTech 3D Ltd.)

Report of Independent Registered Public Accounting Firm to the Shareholders of Steakholder Foods Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Steakholder Foods Ltd. and its subsidiaries, (hereinafter: “the Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit that raise the substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1e. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Basis of Accounting

The Company’s annual consolidated financial statements for 2022 were previously prepared in conformity with IFRS as issued by the IASB. As more fully described in Note 1d to the consolidated financial statements, the Company elected in 2023 to change the basis of accounting used in preparing its financial statements for it to be in conformity with U.S. generally accepted accounting principles. Consequently, the Company’s annual prior years financial statements for 2022 and 2021, referred to above, are now being presented in accordance with U.S. generally accepted accounting principles.

Basis of opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

Tel Aviv, Israel

April 30, 2024

STEAKHOLDER FOODS LTD

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,248	6,284
Restricted deposits	-	24
Other investment	-	136
Marketable securities with related party	351	-
Prepaid expenses and other current assets	367	685

Total current assets	4,966	7,129

NON-CURRENT ASSETS:
Restricted deposits	301	331
Other investment	-	1,156
Right-of-use asset	3,212	3,687
Property and equipment, net	2,344	3,497

Total non-current assets	5,857	8,671

Total Assets	10,823	15,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables and accruals	1,783	2,104
Other liabilities	193	199
Trade payables	154	746
Current lease liability	355	601
Warrant liability	-	4

Total current liabilities	2,485	3,654

NON-CURRENT LIABILITIES

Long term lease liability	2,456	2,746

Total non-current liabilities	2,456	2,746

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS’ EQUITY
Ordinary shares – no par value, Authorized 1,000,000,000 shares. Issued and outstanding 251,756,047 and 146,471,680 at December 31, 2023 and December 31, 2022, respectively	-	-
Additional paid in capital	76,058	62,942
Accumulated other comprehensive loss	-	(230)
Accumulated deficit	(70,176)	(53,312)

Total shareholders’ equity	5,882	9,400

Total liabilities and shareholders’ equity	10,823	15,800

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2023	2022	2021

Research and development	7,095	6,529	4,779
Marketing	1,937	2,874	1,115
Marketing with related party	745	2,210	590
General and administrative	4,401	5,485	6,948

Total operating loss	14,178	17,098	13,432

Financial expenses (income), net	1,369	(2,565)	(9,571)

Loss from continuing operations	15,547	14,533	3,861

Net loss from discontinued operations	1,317	7,326	18,057

Loss for the year	16,864	21,859	21,918

Other comprehensive (income) loss:

Foreign currency translation differences	(230)	121	109

Other comprehensive (income) loss for the year, net	(230)	121	109

Total comprehensive loss	16,634	21,980	22,027

Net loss per share from continuing operations – basic and diluted	(0.07)	(0.11)	(0.03)
Net loss per share from discontinued operations – basic and diluted	(0.01)	(0.05)	(0.16)
Weighted average shares outstanding – basic and diluted	236,645,676	135,900,869	115,954,501

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except per share data)

	Ordinary Shares		Additional Paid-in	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Value(*)	Capital	Income (loss)	deficit	Equity
Balance as of January 1, 2021	79,866,264	-	13,612	-	(9,535)	4,077

Exercise of stock options and RSU	5,227,844	-	3,222	-	-	3,222
Share-based compensation	-	-	3,799	-	-	3,799
Issuance of shares and warrants, net	40,676,000	-	32,330	-	-	32,330
Other comprehensive loss	-	-	-	(109)	-	(109)
Net loss	-	-	-	-	(21,918)	(21,918)
Balance as of December 31, 2021	125,770,108	-	52,963	(109)	(31,453)	21,401
Exercise of stock options	1,107,736	-	53	-	-	53
Share-based compensation	-	-	3,356	-	-	3,356
Issuance of shares and warrants, net	19,593,836	-	6,570	-	-	6,570
Other comprehensive loss	-	-	-	(121)	-	(121)
Net loss	-	-	-	-	(21,859)	(21,859)
Balance as of December 31, 2022	146,471,680	-	62,942	(230)	(53,312)	9,400
Share-based compensation	-	-	1,859	-	-	1,859
Issuance of shares and warrants, net	101,821,880	-	11,257	-	-	11,257
Exercise of restricted share units	3,462,487	-	-	-	-	-
Other comprehensive income	-	-	-	230	-	230
Net loss	-	-	-	-	(16,864)	(16,864)
Balance as of December 31, 2023	251,756,047	-	76,058	-	(70,176)	5,882

(*)	No par value

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net Loss	(16,864)	(21,859)	(21,918)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	503	837	380
Change in fair value of financial liabilities	(4)	(2,603)	(9,209)
Change in fair value of other investment	1,148	(99)	(193)
Change in fair value of marketable securities with related parties	84	-	-
Change in lease right of use assets	417	494	287
Change in lease liabilities	(524)	(486)	(306)
Change in other investment	-	-	1,223
Share-based compensation	1,114	1,146	3,209
Share-based compensation with related party	745	2,210	590
Impairment loss on fixed asset	-	1,210	-
Loss of control of discontinued operation	(178)	-	-
Decrease (increase) in prepaid expenses and other current assets	153	1,904	(2,339)
Research and development expenses	-	1,562	12,926
Foreign exchange gain or losses	162	210	(87)
Increase (decrease) in trade payables	(460)	452	(97)
Increase in accounts payables and accruals	977	201	1,097

Net cash used in operating activities	(12,727)	(14,821)	(14,437)

Cash flows from investing activities:

Acquisition of fixed assets	(270)	(2,901)	(1,776)
Increase (decrease) in restricted deposit	16	5	(340)
Loan provided	-	-	(367)
Proceeds from other investment	88	143	149
Investment in in-process research and development asset	-	(838)	(6,808)
Investment in marketable securities with related party	(435)	-	-
Net cash decrease from loss of control over discontinued operations	(163)	-	-

Net cash used in investing activities	(764)	(3,591)	(9,142)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants	12,500	6,300	29,282
Issuance costs	(1,243)	(454)	(3,283)
Proceeds from exercise of stock options	-	53	3,222

Net cash provided by financing activities	11,257	5,899	29,221
Effect of exchange rate changes on cash and cash equivalents	198	(379)	(22)
Increase (decrease) in cash and cash equivalents	(2,036)	(12,892)	5,620

Cash and cash equivalents and restricted cash, beginning of the year	6,284	19,176	13,556
Cash and cash equivalents end of the year	4,248	6,284	19,176

Supplemental disclosure of cash flow information:
Cash paid during the year for taxes	-	-	-
Supplemental information for non-cash transactions
Non-cash purchase of property and equipment	-	7	57
Issuance of shares and options against in-process research and development asset	-	724	6,332
Right-of-use asset recognized with corresponding lease liability	-	3,787	541

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 1 – GENERAL

a.	Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market (Nasdaq), listing American Depositary Shares (ADSs) for trade under the ticker STKH, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 5 David Fikes St., Rehovot, Israel. In August 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

b.	The Company’s foodtech activities were commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called Steakholder Innovation Ltd. As the Company was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees of MeaTech Ltd., the transaction was treated as a reverse acquisition that does not constitute a business combination.

c.	The Company is developing and selling two types of 3D-printing production machines, and developing plant-based products that aim to replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. Also, the Company is exploring the integration of cultivated cells, preparing for future advancements in food technology.

d.	The Company has applied U.S. GAAP as issued by the Financial Accounting Standards Board, or FASB, on a fully retrospective basis, initially for its financial statements for fiscal years as of January 1, 2023. Prior to those financial statements, the Company, reporting as of its Nasdaq IPO as a “foreign private issuer” under the Securities and Exchange Act of 1934, elected to avail itself of relief in this respect and conducted its financial reporting in accordance with International Financial Reporting Standards (IFRS).

e.	Since its inception, the Company has incurred significant losses and negative cash flows from operations and as of December 31, 2023, has an accumulated deficit of USD 70,176 thousand. The Company has financed its operations mainly through fundraising from various investors. The Company’s management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. Management is of the opinion that its existing cash will be sufficient to fund operations until the fourth quarter of 2024. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans include the continue securing sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships. Additional funds may not be available when the Company needs them on terms that are acceptable to it, or at all. If the Company is unsuccessful securing sufficient financing, it may need to cease operations. The financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should the Company fail to operate as a going concern.

f.	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The Company’s activities in Israel have not been substantially affected. During the year ended December 31, 2023, the impact of this war on the Company’s results of operations and financial condition was immaterial, however such impact may increase, and even become material, as a result of the continuation, escalation or expansion of such war. In such a scenario, the Company may encounter difficulties in raising funds and establishing new collaborations with foreign companies.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

B.	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting and measurement estimates that require management’s subjective judgments include, but are not limited to, those related to share-based compensation, and fair value measurement of financial instrument at each balance sheet date. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Foreign currency translation and transactions

The Company’s management believes that the United States dollar (“USD”) is the currency that represents the primary economic environment in which the Company and its Israeli subsidiary operate and is therefore the functional currency of their operations. Thus, the functional and reporting currency of the Company is the U.S. dollar.

The functional currencies of the Company’s subsidiaries are their local currencies. The financial statements of the Company’s subsidiaries have been translated into United States dollars. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the reporting period. Income statement accounts are translated at average rates for the reporting period. Gains and losses from translation of foreign denominated transactions into USD are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations. The effects of translating the assets, liabilities and income of the Company’s subsidiaries with functional currencies other than the USD are included in the Company’s consolidated statements of comprehensive loss.

E.	Discontinued operation

In 2023, the Company’s subsidiary, Peace of Meat BV (hereinafter – Peace of Meat, or POM), entered into bankruptcy proceedings and was appointed a liquidator following cessation of funding by the Company. Peace of Meat met the definition of a discontinued operation as of March 31, 2023. Pursuant to the guidance of ASC 205-20 Presentation of Financial Statements – Discontinued Operations, the net expenses of the subsidiary have been included in “Net loss from discontinued operations” in the Company’s consolidated statements of comprehensive loss. See also Note 3.

F.	Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

G.	Restricted deposit

Restricted deposits are deposits with maturities of 12 months and are used as security for the rental of premises and for the Company’s credit cards. As of December 31, 2023, and 2022, the Company’s bank deposits were denominated in New Israeli Shekels (“NIS”) and bore interest at weighted average interest rates of 4.16%.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, other investment and marketable securities.

For cash and cash equivalents and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets exceed government-insured limits. The Company maintains its cash and cash equivalents and restricted deposits with financial institutions that management believes is of high credit quality and has not experienced any losses on these accounts.

For other investment, the Company is exposed to credit risk in the event of default by Therapin due to Therapin’s financial difficulties. Additionally, the Company’s management anticipates that in the event of a bankruptcy of Therapin, which constitutes an acceleration event of the repayment of the loan granted to Therapin, there will be insufficient funds to repay the loan to the Company. In the year ended December 31, 2023, Therapin filed for a stay of proceedings to the District Court in Nazareth. Therefore, the Company assesses no further payments will be received and revaluated the investment to USD 0 (see also Note 8).

I.	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life

Computers	3 years
Laboratory equipment	5-7 years
Machinery and equipment	6-10 years
Office Equipment	14 years
Leasehold Improvements	2-8 years

Depreciation begins at the time the asset is placed in service. Maintenance and repairs are charged to expense as incurred while significant renewals and improvements are capitalized. Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of comprehensive loss.

The carrying amounts of property and equipment are reviewed for impairment in accordance with ASC Topic 360, Property, Plant and Equipment (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying amount. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. There were no impairment losses during financial years 2021 and 2023. For the year ended on December 31, 2022, the Company recorded an impairment loss of USD 1,210 thousand (see also Note 3).

J.	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting. The Company concluded that it operates in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the CODM to make decisions about resource allocation and performance assessment.

K.	Foreign government grants

U.S. GAAP does not contain authoritative accounting standards for incentives and grants provided by governmental entities to a for-profit entity. The Company determined it most appropriate to account for government grants by analogy to International Accounting Standards 20 (“IAS 20”), Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, a government grant is recognized when there is reasonable assurance that the Company will meet the terms for receiving and realizing the benefit of the grant. Government grants are recognized as accounts payable upon receipt. Subsequently, they are recognized as a deduction from research and development expenses on a systematic basis over the periods during which the Company incurs costs for which the grant is intended to compensate.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.	Leases

The Company accounts for its leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term; the lease contains an option to purchase the asset that is reasonably certain to be exercised; the lease term is for a major part of the remaining useful life of the asset; the present value of the lease payments equals or exceeds substantially all of the fair value of the asset; or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. During the periods presented, most of the Company’s leases are accounted for as operating leases.

The Company’s lease agreements may include lease and non-lease components, such as services or maintenance, which are combined and accounted for as a single lease component. Certain lease agreements contain variable payments, including payments based on a Consumer Price Index (“CPI”). Variable lease payments based on a CPI are initially measured using the index in effect at lease commencement, and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.

Right of use (ROU) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date, based on the present value of lease payments over the lease term. As the Company cannot readily determine the rate implicit in the lease, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also include any prepaid lease payments and lease incentives.

The Company’s lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Leases with expected terms of 12 months or less are not recorded on the consolidated balance sheets.

The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. There were no impairment charges during any of the periods presented.

Leases are presented in the Company’s consolidated balance sheets in long-term assets, and current and non-current liabilities.

Operating lease expenses (excluding variable lease payments) are recognized in the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

Financing lease expenses include amortization expenses of the finance lease ROU asset on a straight-line basis over the shorter of its useful life or lease term, and interest expenses for finance lease liabilities based on the incremental borrowing rate.

M.	Fair value measurement

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), that defines fair value and establishes a framework for measuring and disclosing fair value. The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance using a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The carrying value of cash and cash equivalents, restricted deposits, prepaid expenses and other current assets, accounts payables and accruals and trade and other payables approximate their fair values due to the short-term maturities of such instruments. The Company’s warrants liability, share-based compensation and derivative liability were measured at fair value using Level 3 unobservable inputs.

N.	Marketable securities and other investments

Marketable securities consist of investments in equity securities with readily determinable fair values. The Company accounts for investments in marketable equity securities in accordance with ASC Topic 321, Investments - Equity Securities (“ASC 321”). These investments are measured at fair value using a Level 1 fair value measurement, with realized and unrealized gains and losses reported in financial income (expenses), net in the consolidated statements of comprehensive loss.

For other investments, the Company accounts for investments in fixed maturity securities as trading at acquisition, based on intent or via the election of the fair value option in accordance with ASC Topic 320, Investments - Debt Securities (“ASC 320”). The investment is carried at fair value using a Level 3 fair value measurement, with realized and unrealized gains and losses reported in financial income (expenses), net in the consolidated statements of comprehensive loss (for the investment in the separation agreement with Therapin see also Note 8).

The Company considers credit-related impairments to be changes in value that are driven by a change in the debtor’s ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income (expenses), net when the impairment is incurred. During the year ended December 31, 2023, a credit impairment loss was recognized for an amount of USD 1,148 thousand. During the years ended December 31, 2022 and 2021, no credit loss impairments were recognized.

The Company classifies its other investments as either short-term or long-term based on each instrument’s underlying contractual maturity date as well as the intended time of realization. Other investments with maturities of 12 months or less are classified as short-term, and other investments with maturities greater than 12 months are classified as long-term.

O.	Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, and meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification.

This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding. Warrants that meet all the criteria for equity classification are recorded within additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company accounts for warrant liabilities by measuring the fair value at inception and subsequently remeasures on a recurring basis, with changes in fair value recognized in financial income (expenses), within the Company’s consolidated statements of comprehensive loss.

The Company utilized a Black-Scholes option pricing model to estimate the fair value of the warrant liabilities, which utilizes certain unobservable inputs and is therefore considered a Level 3 fair value measurement. Certain inputs used in the Black-Scholes pricing model may fluctuate in future periods based upon factors that are outside of the Company’s control, including a potential change in control outside of the Company’s control.

The inputs utilized to value the warrant liabilities are highly subjective. The assumptions used in calculating the fair value of the warrant liabilities represent the best estimates, but these estimates involve inherent uncertainties and application of management’s judgment. As a result, if factors change and the Company uses different assumptions, the fair value of the warrant liabilities may be materially different in the future.

P.	Contingencies

The Company accounts for contingent liabilities in accordance with ASC 450 “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Q.	Severance pay

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month of salary for each year of employment, or a portion thereof.

The majority of the Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance expense for the years ended December 31, 2023, 2022 and 2021, amounted to USD 323 thousand, USD 305 thousand and USD 225 thousand, respectively.

R.	Basic and diluted net loss per ordinary share

The Company follows FASB ASC 260, Earnings Per Share (“ASC 260”), which requires the reporting of both basic and diluted earnings per ordinary share. Earnings per share (“EPS”) is calculated using the weighted average number of ordinary shares outstanding during each period.

Basic net loss per share for both continuing and discontinued operations are computed by dividing net loss from continuing operations and net loss from discontinued operations attributable to ordinary shareholders by the weighted-average number of ordinary shares, including pre-funded warrants to purchase ordinary shares, outstanding for the period. The pre-funded warrants are included in the calculation of basic and diluted net loss per share as the shares are issuable for little or no consideration.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Diluted net loss per share for both continuing and discontinued operations is computed by dividing the net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents outstanding for the period determined using the treasury-share and if-converted methods, as applicable. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be anti-dilutive.

S.	Research and development

Research and development costs, consisting primarily of employee compensation, operating supplies, facility costs and depreciation, are expensed as incurred. For further information regarding the in-process research and development acquired and recognized as research and development expenses, see Note 3.

T.	Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is recognized as an expense over the requisite service periods in the Company’s consolidated statements of comprehensive loss.

The Company recognizes compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach. Forfeitures are accounted for as they occur.

For performance-based share units, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved based on the accelerated attribution method over the requisite service period. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment.

The Company accounts for options granted to consultants and other service providers under ASC 718. The fair value of these options was estimated using a Black-Scholes option-pricing model and is recognized as an expense over the requisite service periods in the Company’s consolidated statements of comprehensive loss.

The Company estimates the fair value of stock options on the grant date using the binomial and Monte Carlo option pricing models. The option pricing models require the input of highly subjective assumptions, including the expected term of the option, the expected volatility of the price of the Company’s ADSs and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. Expected volatility was calculated based upon historical volatility of share price of similar companies.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

U.	Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”.

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred income taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that a portion of the deferred income tax assets will not be realized. In determining whether a valuation allowance is needed, the Company considers all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions. Deferred income tax liabilities and assets are classified as non-current.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ASC 740 also contains a two-step approach of recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As of December 31, 2023, and 2022, no liability for unrecognized tax benefits was recorded.

V.	New accounting pronouncements

The Company qualifies as an emerging growth company (“EGC”) as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”). Using exemptions provided under the JOBS Act for EGCs, the Company has elected to defer compliance with new or revised ASUs until it is required to comply with such updates, which is generally consistent with the adoption dates of private companies.

Recently issued accounting pronouncements, not yet adopted

a.	In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to reportable segment disclosures. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating these amendments to determine the impact it may have on its consolidated financial statements.

b.	In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. As EGC, this guidance will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on its income tax disclosures.

c.	In June 2022, the FASB issued ASC 2022-03 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. As an Emerging Growth Company, the ASU is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the effect that ASU 2022-03 will have on its consolidated financial statements and related disclosures.

NOTE 3 – DISCONTINUED OPERATION

In February 2021, the Company completed a purchase of all of the outstanding share capital not yet owned by the Company of Peace of Meat, a Belgian cultured fat developer, for total consideration of up to EUR 16,300 thousand (USD 19,900 thousand). The total consideration payable by the Company in the acquisition consisted of both cash and equity instruments to be paid to Peace of Meat shareholders including legal fees. The total consideration was paid as part of the closing of the acquisition and part upon the achievement of the defined milestones and sub-milestones. Substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable in-process research and development (IPR&D) asset or group of similar IPR&D assets, thus the subsidiary is not considered a business and the acquisition is accounted as an asset acquisition. As at the time of the acquisition the Company did not foresee an alternative future use for the IPR&D assets acquired, consideration attributed to those assets was recognized as research and development expenses. Contingent consideration, dependent upon the achievement of technological milestones was recognized as additional research and development expenses at the time of the achievement of each milestone on the basis of the grant date fair value of the shares.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 3 – DISCONTINUED OPERATION (CONT.)

Following the decision to cease the funding of Peace of Meat by the Company, the Board of Directors of the former concluded on March 31, 2023, that requirements for bankruptcy had been fulfilled. Peace of Meat entered bankruptcy proceedings, and a liquidator was appointed. As of December 31, 2022, and in accordance with ASC 360-10, the Company has assessed the indicators for impairment for its remaining long-lived assets in Peace of Meat. The Company assessed that Peace of Meat can no longer generate future economic benefits and recognized an impairment loss for the fixed assets, based on their fair value in an amount of USD 1,210 thousand.

In addition, and in accordance with ASC 205-20, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. As of December 31, 2023, Peace of Meat has met the discontinued operations criteria, hence the results of all discontinued operations, less applicable income taxes, were reported as components of net loss separate from the net loss of continuing operations. The comparative data has been restated in the consolidated statements of comprehensive loss to show the discontinued operation separately from continuing operations. The Company is not aware of any liabilities of the Company to POM’s creditors and therefore the Company has not recorded any liabilities in respect of Peace of Meat.

As of December 31, 2023 Peace of Meat is still undergoing bankruptcy process and the Company no longer has any ability to manage or control the net assets of Peace of Meat. Therefore, the Company no longer controls Peace of Meat. The Company estimates the fair value less costs of disposal of its remaining interest in Peace of Meat at USD 0. The income from loss of control over assets and liabilities amounted to USD 178 thousand, presented under ‘net loss from discontinued operation’.

The following information presents the major classes of assets and liabilities of the discontinued operations as reported on the consolidated balance sheet:

At disposal date
Cash and cash equivalents	163
Restricted deposits	29
Prepaid expenses and other current assets	138
Right of use assets	53
Fixed assets	954
Trade payables	(132)
Other payables	(1,550)
Lease liabilities	(63)
Currency translation differences reserve	230

The following information presents the major classes of line items constituting the pre-tax loss from the discontinued operation in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2023	2022	2021
Research and development, net	1,219	5,005	17,242
Marketing	9	100	61
General and administrative	258	1,002	742
Impairment loss	-	1,210	-
Operating loss	1,486	7,317	18,045
Financial expenses	9	9	12
Net loss from discontinued operations	1,495	7,326	18,057
Loss from disposal of assets and liabilities	(408)	-	-
Other comprehensive income	230	-	-
Total loss attributed to the discontinued operation	1,317	7,326	18,057

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 3 – DISCONTINUED OPERATION (CONT.)

The following information presents cash flow attributable to the discontinued operation:

	Year ended December 31,
	2023	2022	2021
Cash flow from discontinued operation
Net cash used in operating activities	(895)	(3,286)	(2,752)
Net cash used in investing activities	(8)	(1,991)	(8,109)
Effect of exchange differences on cash and cash equivalents	(33)	(37)	(38)
Net cash used in discontinued operation	(936)	(5,314)	(10,899)

Net cash used in investing activities for the year ended December 31, 2023 does not include the cash and cash equivalent within the disposal group.

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2023	2022
Institutions	37	247
Prepaid expenses	330	438
	367	685

NOTE 5 – PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2023	2022
Cost:
Computers	228	304
Laboratory equipment	1,764	4,315
Machinery and equipment	477	360
Office Equipment	272	296
Leasehold Improvements	627	708
	3,368	5,983

Less – accumulated depreciation	(1,024)	(1,276)
Less – impairment	-	(1,210)

	2,344	3,497

The depreciation expense related to property and equipment, net for the years ended December 2023, 2022, 2021 was included in the Company’s consolidated statements of comprehensive loss, excluding discontinued operation in the amount of USD 51 thousand, USD 453 thousand and USD 195 thousand, respectively.

	Year ended December 31,
	2023	2022	2021
Research and development, net	299	297	119
Marketing	23	26	17
General and administrative	130	61	49
	452	384	185

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 6 – ACOUNT PAYABLES AND ACCRUALS

	December 31,
	2023	2022
Accrued expenses	532	604
Employee benefits	1,241	1,175
Subsidiary government grant advances	-	314
Other	10	11
	1,783	2,104

NOTE 7 – LEASES

The main operating lease expenses include lease of office space and laboratory facilities. The Company’s leases have original lease periods expiring up to 2030. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right of use asset and a lease liability at the lease commencement date.

As of December 31, 2023, the Company has no financing leases.

The information presented within this note excludes discontinued operations. Refer to Note 3, “Discontinued Operations” for further discussion regarding discontinued operations.

The components of lease expense were as follows for the periods presented (in thousands):

	Year ended December 31,
	2023	2022	2021
Operating lease cost	580	586	215
Short-term lease cost	-	20	-
Variable lease cost	52	26	4

Total lease cost	632	632	219

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2023	2022
Weighted average remaining lease term	7	8
Weighted average discount rate	8.767%	8.767%

Cash payments related to operating lease liabilities for the years ended December 31, 2023, 2022, and 2021, were USD 620 thousand, USD 604 thousand and USD 228 thousand, respectively.

The maturities of the Company’s operating lease liabilities were as follows (in thousand):

Fiscal years ending December 31,	December 31, 2023
2024	575
2025	575
2026	595
2027	597
2028	597
Thereafter	646

Total undiscounted lease payments	3,585

Less imputed interest	(774)

Total lease liabilities	2,811

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 8 – FAIR VALUE MEASUREMENT

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Year ended December 31, 2023
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:

Marketable securities with related party	351	351	-	-

	Year ended December 31, 2022
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Other investment	1,292	-	-	1,292
Financial Liabilities:
Warrant liability	4	-	-	4

	1,296	-	-	1,296

During the years ended December 31, 2023, and 2022, the Company had no transfers in or out of Level 3 of the fair value hierarchy of its assets measured at fair value.

Marketable securities with related party

On April 3, 2023, the Company announced its participation in an investment round in Wilk Technologies Ltd. (TASE: WILK), a related party, alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). As part of the investment, the Company purchased ordinary shares of Wilk in the amount of USD 435 thousand at a 15% discount to its 45-day average closing price, giving the Company a 2.5% investment in Wilk. Yaron Kaiser Chairman of the board of directors of the Company, then served as chairman of the board of directors of Wilk. Additionally, Arik Kaufman, the Chief Executive Officer of the Company, then served as a director at Wilk. For these reasons, this investment was classified as a related party transaction.

The Company re-measured the asset using a Level 1 fair value measurement, as its prices are quoted in an active market.

Other investment

The Company entered into a separation agreement with Therapin on May 26, 2020, whereby it canceled its previous investment agreement with Therapin and replaced it with a debt arrangement (the “Loan”). Therapin committed to pay the Company NIS 40 thousand (approximately USD 11 thousand) per month for 119 months for a total consideration of NIS 4,800 thousand (approximately USD 1,400 thousand) plus NIS 2,450 thousand (approximately USD 700 thousand) to be paid upon an exit event. If Therapin were to complete an exit event during the payment period, the Company would have the option to receive shares or payment in cash for the remaining balance. If Therapin were to generate a distributable surplus or distributes a dividend, the Company would receive a portion of it as repayment. The separation agreement with Therapin is considered a “remeasurement event” according to ASC 825 provision. Therefore, the Company qualifies, and has elected, to account for the separation agreement with Therapin under the fair value option. The Company re-measured the asset using a Level 3 fair value measurement. The fair value was assessed by capitalization of future cash flows (proceeds) at interest rates that reflect the level of risk (based on the duration of the debt) of these proceeds and were classified as Level 3 in the fair value hierarchy. As of December 31, 2022 the Loan had 90 monthly instalments remaining to be paid. The discount rate related to the Loan valuation was 11.84%. As of December 31, 2022, the difference between the aggregate fair value and the aggregate unpaid principal balance was USD 425 thousand (NIS 1,495 thousand).

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 8 – FAIR VALUE MEASUREMENT (CONT.)

During the year ended December 31, 2023, Therapin experienced delays in payments to the Company, which received only USD 88 thousand. Due to Therapin’s financial difficulties, and the current market conditions in the cannabis sector in which Therapin operates, in November 2023, Therapin filed for a stay of proceeding in the District Court in Nazareth. Therefore, the Company assesses no further payments will be received and revaluated the investment to USD 0. For the year ended December 31, 2023, the Company recorded a re-valuation financing expense in the amount of USD 1,148 thousand and for the years ended December 31, 2022 and December 31, 2021 the Company recorded a re-valuation financing income in the amount of USD 99 thousand and USD 193 thousand, respectively.

Warrant liability

During 2020 and in early 2021, the Company entered into several investment agreements, according to which the Company issued warrants exercisable into a total of 26,639,573 and 1,925,000 ordinary shares, respectively. The warrants are accounted for as warrant liabilities as the exercise prices of the warrants are denominated in Israeli Shekels (ILS), which differs from the Company’s functional currency. The warrants liability’s fair value was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy using the Black and Scholes pricing model. The warrants expired by December 31, 2023.

The fair value of the warrant liability was estimated with the following significant unobservable inputs:

	June 30	December 31,
	2023	2022
Stock price	$0.31	$0.36
Exercise price	1.10	0.84-1.67
Expected term (in years) (1)	0.10	0.38-0.59
Volatility (2)	125.64%	113.03%-117.97%
Dividend rate (3)	0%	0%
Risk-free interest rate (4)	4.64%	3.52%-3.58%

(1)	The expected term assumes that the option is held until expiration.

(2)	The annual expected volatility applied determined on the basis of share price volatility in similar companies.

(3)	Dividend distribution is not expected during the remaining contractual term of the outstanding stock options.

(4)	Risk-free interest rate based on US bonds, with time to maturity equal to the useful life of the options.

Derivative liability – Ratchet

The investment agreements signed in 2020 and 2021 included Company’s share purchase agreements by and among several investors. According to the agreements, the Company issued 17,874,121 ordinary shares at a fixed price per share (‘PPS’). The agreements include a ratchet mechanism (the “Ratchet”), according to which, in the event that within a period of three years commencing on the issuance date the Company shall allocate additional shares at a price per share which is lower than the PPS, the investor shall be entitled to receive additional ordinary shares, the number of which shall be calculated using the PPS and the price per share under such event. The Ratchet will be canceled at the earlier of (1) Company’s Nasdaq listing, or (2) 24 months after commencement date. The Ratchet was determined to be a freestanding financial instrument that was classified as a liability. In accordance with the agreements, the Ratchet expired upon the Company’s Nasdaq listing in 2021. The Ratchet liability was recorded at fair value with subsequent changes in fair value recorded in earnings.

The fair value of the Ratchet was estimated by third party appraiser using the Monte-Carlo pricing model compute the fair value of the derivative and to mark to market the fair value of the derivative, which represents a Level 3 measurement within the fair value hierarchy. In 2021, the impact on the consolidated comprehensive loss was USD 316 thousand.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company may be involved in claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

Ophectra

a.	In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech and prior to establishment of the settlement fund in connection with the Merger. In February 2021, the trustee of the settlement fund informed the Company that the ISA views the Company as a party to this proceeding, notwithstanding the settlement and establishment of the settlement fund. This proceeding is of an administrative nature and carries a potential penalty in the form of a monetary fine which, under applicable Israeli law, could be as high as NIS 5,000 thousand. In April 2021, following negotiations with the ISA, the Company agreed to settle the matter for USD 200 thousand (NIS 700 thousand), for which the Company recorded a loss contingency. The settlement is subject to approval of the ISA’s Enforcement Committee. As similar proceedings with several other companies found the companies not liable, the Company has initiated procedures to obtain a similar finding with respect to the Company, notwithstanding the settlement, however due to lack of certainty with the regard to the outcome of these procedures, the Company has retained the aforementioned provision.

b.	In February 2021, a civil claim was lodged against the settlement fund, relating to Ophectra’s activities prior to establishment of the settlement fund, in an amount of, approximately USD 700 thousand (NIS 2,695 thousand). The Company believes that it is probable that no final ruling will be decided against the settlement fund. As of the date of the Financial Statements, an evidentiary hearing has been set for March 2025.

NOTE 10 - SHAREHOLDERS’ EQUITY

(1)	The holders of ordinary share have the right to one vote for each ordinary share held of record by such holder with respect to all matters on which shareholders are entitled to vote, to receive dividends as they may be declared at the discretion of the Company’s Board of Directors and to participate in the balance of the Company’s assets remaining after liquidation, dissolution or winding up, ratably in proportion to the number of ordinary shares held by them. Except for contractual rights of certain investors, shareholders have no pre-emptive or similar rights and are not subject to redemption rights and carry no subscription or conversion rights.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (CONT.)

(2)	On March 12, 2021, the Company completed its Initial Public Offering (IPO) on the Nasdaq of 272,127 ADSs, each representing hundred (100) ordinary shares of the Company, at an offering price of USD 103.0 per ADS, resulting in gross proceeds of approximately USD 28,000 thousand and net proceeds of approximately USD 24,700 thousand. Additionally, the vesting of 1,374,998 investor share rights was triggered by the IPO, and these shares were issued in return for approximately USD 1,250 thousand following the IPO. As part of the IPO, options and rights previously held by the Company’s founders Investors were issued to 6,359,480 shares.

(3)	As part of the acquisition of Peace of Meat, during 2022 and 2021 the Company issued 846,000 ordinary shares and 5,923,000 ordinary shares, respectively to the Peace of Meat shareholders.

(4)	On July 5, 2022, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 60,000 ADSs, each representing hundred (100) ordinary shares of no par value, at a price of USD 35 per ADS, pre-funded warrants to purchase 125,714 ADSs at a price of USD 34.999 (that was already paid) with an exercise price of USD 0.001 per ADS to be paid once exercised, classified as equity, and warrants to purchase 185,714 ADSs for five years with an exercise price of USD 35.0 per ADS, classified as equity. The securities were offered in the framework of a registered direct offering. The gross proceeds were approximately USD 6,500 thousand, and the net proceeds were approximately USD 5,800 thousand. Issuance costs were recognized as a reduction to equity. All pre-funded warrants were exercised through December 31, 2022.

(5)

On January 9, 2023, the Company consummated an underwritten public offering of 155,000 ADSs each representing hundred (100) ordinary shares, no par value, at a price of USD 10 per ADS, pre-funded warrants, classified in equity, to purchase 495,000 ADSs at a purchase price of USD 9.999 per warrant and an exercise price of USD 0.001 per ADS, and ADS warrants, classified in equity, to purchase 650,000 ADSs, exercisable immediately for a period of five years, with an exercise price of USD 10 per ADS, for total immediate gross proceeds of approximately USD 6,500 thousand.

As part of the offering, the Company issued Underwriter Warrants, classified as equity, to purchase 16,250 ADSs each representing hundred (100) ordinary shares, no par value, the Underwriter’s Warrants are exercisable beginning six months from the effective date of the offering, from time to time, in whole or in part, for a period of five years, with an exercise price of USD 10 per ADS with an aggregated fair value of USD 131 thousand that were allocated to premium on shares.

In addition, the underwriters were granted with an option exercisable within 45 days from January 9, 2023 to purchase up to 97,500 additional ADSs and Warrants to purchase 97,500 additional ADSs, from the Company at the public offering price, less the underwriting discounts and commissions. This option was not exercised by the underwriters. Underwriting discounts and other offering expenses totaled approximately USD 700 thousand.

Following the public offering the Company entered into a warrant amendment (the “Amendment”) according to which the exercise price of the warrants to purchase 185,714 ADSs was reduced from USD 35 to USD 10 and the termination date was extended for approximately six months. The Amendment was accounted for as a modification of a freestanding equity-classified warrant that remains equity classified after the modification, according to ASU 2021-04. The effect of the modification was recognized as an equity. All pre-funded warrants were exercised through December 31, 2023.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (CONT.)

(6)	On July 27, 2023, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of: (i) 109,500 ADSs, at an offering price of USD 10 per ADS, and (ii) pre-funded warrants to purchase up to 490,500 ADSs at an offering price of USD 9.99 per pre-funded warrant. Each pre-funded warrant is exercisable for one ADS. The pre-funded warrants have an exercise price of USD 0.01 per ADS and may be exercised at any time for a period of 3.5 years until exercised in full, the pre-funded warrants were classified in equity. The securities were offered in the framework of a registered direct offering. In addition, the Company allocated warrants to purchase 42,000 ADSs, to the placement agent (or its designees) as compensation in connection with this offering, at an exercise price of USD 12.50 per ADS. The ADS Warrants were classified as equity. In a concurrent private placement, the Company allocated to the investor unregistered warrants to purchase up to 600,000 ADSs at an exercise price of USD 11 per ADS. The gross proceeds were approximately USD 6,000 thousand, and the net proceeds were approximately USD 5,500 thousand. 258,710 ADS pre-funded warrants were exercised through December 31, 2023.

The table below summarizes the outstanding ADS warrants as of December 31, 2023:

	Warrants outstanding as of December 31, 2023	Exercise price in USD	Expiration date
Pre-funded warrants	231,900	0.01	-
ADS warrants	1,493,964	10.0-11.0	3.5-5

Total outstanding	1,725,864

NOTE 11 – SHARE-BASED COMPENSATION

The Company has adopted share-based compensation plan, the 2022 Share Incentive Plan (the Plan), from which share-based compensation awards can be granted to employees, directors and consultants. As of December 31, 2023, there were 2,306,600 ordinary shares authorized for issuance under the Plan.

The Company has issued stock option and Restricted share units (RSU) awards to management, other key employees, consultants, and executive directors. These awards generally vest ratably over a three-year period and the option awards expire after a term of four years from the date of grant. The Company’s option and RSUs awards have vesting conditions based on services period, and performance share units (PSUs) have vesting conditions based on achievement of pre-determined performance conditions.

New allotments during the year ended December 31, 2023 that remain outstanding, all of which are non-tradable and physically-settled, are set out below:

Date of grant	Eligible Recipients	Terms of the instrument	No. of ordinary shares (thousands)	Vesting Conditions
March 30, 2023	Chairman of the Board	Restricted share units (1)	1,340	12 quarterly tranches
March 30, 2023	Chairman of the Board	Performance share units (1)	1,340	Vesting upon achievement of performance conditions
April 20, 2023	Chief Executive Officer	Restricted share units (2)	1,910	12 quarterly tranches
April 20, 2023	Chief Executive Officer	Performance share units (2)	1,910	Vesting upon achievement of performance conditions
June 25, 2023	Company Employees	Restricted Share Units (3)	11,217	12 quarterly tranches
August 30, 2023	Company Employees	Restricted Share Units (3)	190	12 quarterly tranches
October 12, 2023	Directors	Restricted Share Units (4)	3,831	12 quarterly tranches
November 22, 2023	Company Employees	Restricted Share Units (3)	862	12 quarterly tranches
Total securities exercisable into shares			22,600

(1)	On March 30, 2023, the Chairman of the Board, who had waived unvested, out-of-the-money options, was granted restricted share units. The incremental fair value of the grant was calculated as the difference between the fair value of the restricted share units and the net fair value of out-of-the-money options that the Chairman of the Board had waived. The incremental fair value of this grant, amounting to USD 87 thousand, is recognized over the course of 12 quarterly installments. The Chairman was also granted performance share units, which will vest in full upon the achievement of one of the following milestones: (i) engagement with a strategic partner/investor/corporation operating in the field of food, healthcare, pharmaceuticals, or printing for an investment in the company or its subsidiaries, in cash in an amount of not less than USD 500 thousand; (ii) submission of a regulatory approval to the U.S. FDA, Singapore Food Agency or European Food Safety Authority, for the commercial sale or distribution of Company’s products; or (iii) engagement with a strategic partner/corporation operating in the field of food, healthcare, pharmaceuticals or printing in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization. As of December 31, 2023, the Company’s management assessed the completion percentage of a milestone, leading to the recognition of share-based payment expenses amounting to USD 61 thousand.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 11 – SHARE-BASED COMPENSATION (CONT.)

(2)	On April 20, 2023, the Chief Executive Officer, who had waived unvested, out-of-the-money options, was granted restricted share units. The incremental fair value of the grant was calculated as the difference between the fair value of the restricted share units and the net fair value of out-of-the-money options that the Chief Executive Officer had waived. The incremental fair value of this grant, amounting to USD 134 thousand, is recognized over the course of 12 quarterly installments. The Chief Executive Officer was also granted performance share units, which will vest in full upon the achievement of one of the aforementioned milestones. As of December 31, 2023, the Company’s management assessed the completion percentage of a milestone, leading to the recognition of share-based payment expenses amounting to USD 87 thousand.

(3)	On June 25, 2023, Company employees were granted restricted share units. The incremental fair value of the grant was calculated as the difference between the fair value of the restricted share units and the net fair value of unvested out-of-the-money options that employees had separately waived. This incremental fair value, in the amount of USD 820 thousand, will be recognized over the course of 12 quarterly installments. During 2023, the Company issued restricted share units to its new employees, with a fair value of USD 164 thousand. The assumption for estimate the incremental fair value are detailed in table below.

(4)	In August 2023, members of the Company’s Board of Directors were granted restricted share units. The incremental fair value of the grant was calculated as the difference between the fair value of the restricted share units and the net fair value of unvested out-of-the-money options that employees had separately waived. This incremental fair value, in the amount of USD 389 thousand, will be recognized over the course of 12 quarterly installments. The assumption for estimate the incremental fair value are detailed in table below.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 11 – SHARE-BASED COMPENSATION (CONT.)

The fair value at the dates the options were awarded was estimated using a binomial option pricing model.

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2023, 2022 and 2021 was estimated using the following assumptions:

	2023	2022	2021
Expected volatility	97.57%-119.85%	91.25%-100.74%	73.84%-93.1%
Risk free interest rate	3.78%-4.92%	2.03%-4.04%	0.23%-1.97%
Expected dividend	0%	0%	0%
Expected term (in years)	1.5-2 years	2-2.8 years	4-10 years

The Expected Volatility was determined on the basis of a weighted average share price volatility of the company, as well as similar companies, for a period equal to the expected terms of the share options The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The estimated exercise coefficient for executive and non-executive is approximately 2.8 and 2, respectively. Share price was determined according to quoted share prices on Nasdaq.

Transactions related to the grant of options to employees, directors and non-employees under the Company’s options plan during the year ended December 31, 2023 were as follows:

	Number of options	Weighted average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2023	19,046,329	0.28	4.89	-
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled	(4,132,233)	0.10	0.55	-
Forfeited	(1,299,583)	0.71	2.20	-
Expired	(3,640,418)	0.97	-	-
Outstanding at December 31, 2023	9,974,095	0.05	6.41	-
Vested and expected to vest at end of period	9,974,095	0.05	6.41	-
Exercisable at December 31, 2023	7,805,505	0.53	4.9	-

The weighted-average grant-date fair value of RSUs and options granted during the years 2023, 2022 and 2021 was 0.08, 0.24 and 0.48, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021, was USD 0, USD 246 thousand and USD 1,505 thousand, respectively.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 11 – SHARE-BASED COMPENSATION (CONT.)

Transactions related to restricted share units (RSUs) during the year ended December 31, 2023 were as follows:

	Number of RSU	Weighted average grant date fair value (USD)
Outstanding at January 1, 2023	986,533	0.69
Granted	22,600,120	0.08
Vested	(3,462,487)	0.16
Cancelled	(90,853)	0.68
Forfeited	(1,904,663)	0.08
Outstanding at December 31, 2023	18,128,650	0.08

The total intrinsic value of vested RSU’s during the years ended December 31, 2023, 2022 and 2021, was USD 271 thousand, USD 120 thousand and USD 0, respectively.

As of December 31, 2023, the total compensation cost related to non-vested awards not yet recognized was approximately USD 1,228 thousand, which is expected to be recognized over a period of up to three years.

Besides incentive options and RSUs, as of the December 31, 2023 the Company has issued securities exercisable into 35,595,831 ordinary shares to investors, former shareholders of Peace of Meat and former Ophectra Real Estate and Investments Ltd. employees prior to the reverse merger, including investor warrants exercisable into 35,395,831 ordinary shares with exercise prices between USD 0.35 and USD 1.71 and prior Ophectra Real Estate and Investments Ltd. employees options exercisable into 200,000 ordinary shares with exercise price of USD 0.49.

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2023, 2022 and 2021 was comprised as follows:

	Year ended December 31,
	2023	2022	2021
Research and development, net	476	627	925
Marketing	832	2,291	704
General and administrative	551	438	2,170
Total share-based compensation expenses	1,859	3,356	3,799

NOTE 12 – BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

A reconciliation of net loss available to ordinary shareholders and the number of shares in the calculation of basic and diluted loss per share is as follows (in thousands, except share and per share amounts):

	Year ended December 31,
	2023	2022	2021

Net loss from continuing operations attributable to ordinary shareholders	(15,547)	(14,533)	(3,861)
Net loss from discontinued operations	(1,317)	(7,326)	(18,057)

Weighted-average shares used in computing net loss per share, basic and diluted	236,645,676	135,900,869	115,954,501

Net loss per share from continuing operations, basic and diluted	(0.07)	(0.11)	(0.03)

Net income (loss) per share from discontinued operations, basic and diluted	(0.01)	(0.05)	(0.16)

In computing diluted loss per share for the years ended December 31, 2023, 2022 and 2021, no account was taken of the potential dilution that could occur upon the exercise of warrants, options granted under employee stock compensation plans, and contingently issuable shares, amounting to 177,699,182, 55,632,713 and 41,902,044 shares outstanding, as of December 31, 2023, 2022 and 2021, respectively since they had an anti-dilutive effect on net loss per share.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 13 – RELATED PARTY BALANCES AND TRANSACTIONS

The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus). In the years ended December 31, 2023, 2022 and 2021, the Company incurred net expenses of USD 852 thousand, USD 720 thousand and USD 799 thousand, respectively in the consolidated statement of comprehensive loss.

Mr. Kaufman, the Chief Executive Officer of the Company, and Yaron Kaiser, the Chairman of the Board of Director of the Company, are also founders of BlueOcean Sustainability Fund, LLC, known as BlueSoundWaves, which provide to the Company marketing, consulting, and investor engagement services in the U.S., in exchange for warrants to purchase ordinary shares and restricted share units, which are recognized as share-based payments expenses. BlueSoundWaves is led by prominent investment community personalities Ashton Kutcher, Guy Oseary, and Effie Epstein. In the years ended December 31, 2023, 2022 and 2021, the Company incurred net expenses of USD 745 thousand, USD 2,210 thousand and USD 590 thousand, respectively in marketing expense with this related party.

In addition, the Company has invested in equity securities of a related party in 2023, see Note 8 and share based compensation, see Note 11.

NOTE 14 – INCOME TAX

A.	The components of the net profit (loss) before the provision for income taxes from continuing operation were as follows:

	Years ended December 31,
	2023	2022	2021
Israel	(15,492)	(13,658)	(4,092)
Foreign	(55)	(875)	231

Total	(15,547)	(14,533)	(3,861)

B.	The provision for income taxes was as follows:

Years ended December 31,
	2023	2022	2021
Current:
Israel	-	-	-
Foreign	-	-	-

Total current income tax expense (benefit)	-	-	-

Deferred:
Israel	-	-	-
Foreign	-	-	-

Total deferred income tax expense (benefit)	-	-	-

Total provision for income taxes	-	-	-

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14 – INCOME TAX (CONT.)

C.	Reconciliation of the theoretical tax expenses

A reconciliation of the Company’s theoretical income tax expense at the Israeli statutory rate of 23% to actual income tax expense is as follows:

	Years ended December 31,
	2023	2022	2021
Theoretical income tax benefit	(3,576)	(3,343)	(888)
Foreign tax rate differentials	(2)	(16)	5
Reduced tax rate for preferred enterprises	-	-	-
Non-deductible expenses	195	613	465
Change in valuation allowance	3,417	1,507	1,074
Foreign exchange impact	(34)	1,239	(656)

Total	-	-	-

The Company’s subsidiaries corporate tax rate is limited to 25% in respect of Belgian operations.

D.	Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the significant components of the Company’s deferred tax assets and liabilities including the discontinued operation:

	Years ended December 31,
	2023	2022	2021
Deferred tax assets:
Net operating loss carryforwards	7,468	4,158	2,675
Research and development expenses	467	812	924
Accruals and reserves	120	138	139
Shared-based compensations	1,821	1,554	1,524
Financial income	684	793	1
Fixed asset	10	7	8
Gross deferred tax assets	10,570	7,462	5,271
Valuation allowance	(7,850)	(4,433)	(2,926)
Total deferred tax assets	2,720	3,029	2,345

Deferred tax liabilities:
Leases	(1)	(31)	(2)
Financial instruments	(2,534)	(2,797)	(2,222)
Intercompany interest	-	-	(46)
Financial expenses	-	(16)	-
Other	(185)	(185)	(75)
Gross deferred tax liabilities	(2,720)	(3,029)	(2,345)

Deferred tax assets (liabilities), net	-	-	-

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset the deferred tax assets at December 31, 2023, 2022 and 2021 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14 – INCOME TAX (CONT.)

The Company’s roll forward of the valuation allowance is as follows:

	Balance at the beginning of the fiscal year	Additions (charged) credited to expenses)	Balance at the end of the fiscal year
Valuation allowance on deferred tax assets:
Fiscal year ended December 31, 2021	(1,852)	(1,074)	(2,926)
Fiscal year ended December 31, 2022	(2,926)	(1,507)	(4,433)
Fiscal year ended December 31, 2023	(4,433)	(3,417)	(7,850)

As of December 31, 2023, 2022 and 2021, the Company recorded a deferred tax asset in the amount of USD 6,284 thousand, USD 5,846 thousand, and USD 4,835 thousand, respectively, in respect of its discontinued operations. The deferred tax asset is fully offset by a valuation allowance.

E.	As of December 31, 2023, undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries, as the Company intends to indefinitely reinvest those earnings. Determination of the amount of unrecognized deferred tax liability on unremitted earnings is not practicable.

F.	As of December 31, 2023 and 2022, the Company had approximately USD 7,324 thousand and USD 4,161 thousand in net operating loss carryforwards in Israel that can be carried forward indefinitely.

G.	The Company is not currently subject to any tax assessments in any tax jurisdictions.

The Company has final assessments through 2017.

NOTE 15 – GEOGRAPHIC INFORMATION

Property and equipment, net by geographic area consisted of the following:

	December 31,
	2023	2022
Israel	2,344	2,500
Belgium	-	997
Total property and equipment, net	2,344	3,497

NOTE 16 – SUBSEQUENT EVENTS

a.	On January 24, 2024, the Company entered into an inducement offer letter agreement with a certain holder, of existing warrants to exercise these warrants and purchase (i) 6,000,000 ADSs issued in July 2023 at an exercise price of USD 1.10 per ADS, (ii) 6,500,000 ADSs issued in January 2023 at an exercise price of USD 1.00 per ADS and (iii) 1,857,143 ADSs issued in July 2022 at an exercise price of USD 1.00 per ADS (all herein “the Exercised Warrants”). Pursuant to the letter agreement, the holder agreed to exercise for cash its Exercised Warrants to purchase an aggregate of 14,357,143 ADSs at a reduced exercise price of USD 0.46 per ADS in consideration of New Warrants to purchase up to an aggregate of 28,714,286 ADSs at an exercise price of USD 0.485 per ADS that have a term of exercise of between three and half years with respect to 12,000,000 New Warrants and five years with respect to 16,714,286 New Warrants.

b.	On April 4, 2024, the Company effected an adjustment to the ratio of ordinary shares to American Depositary Shares (“ADS”) at a ratio of 10:1, such that after the ratio adjustment was effected, every 10 ADSs were consolidated into 1 ADS and each ADS now represents one hundred (100) ordinary shares instead of ten (10) ordinary shares prior to the ratio adjustment. All share and per share amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the consolidated financial statements and notes thereto have been adjusted for all periods presented to give effect to this adjustment to the ratio of ordinary shares to ADS.