Form 20-F
period 2024-12-31
Steakholder Foods Ltd.
filed 2025-03-31
CIK 1828098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Arik Kaufman
+972-73-332-2853
info@steakholderfoods.com

5 David Fikes St., Rehovot 7638205 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 ordinary shares, no par value per share	STKH	The Nasdaq Stock Market LLC

Ordinary shares, no par value per share	—	The Nasdaq Stock Market LLC*

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission. The American Depositary Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate registration statement on Form F-6 (File No. 333-253915).

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the registrant had outstanding 349,603,759 ordinary shares, no par value.

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

INTRODUCTION

i

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

●	references to “Steakholder Foods,” the “Company,” “us,” “we” and “our” refer to Steakholder Innovation Ltd. (formerly MeaTech MT Ltd. and MeaTech Ltd.) from its inception until the consummation of the January 2020 merger described herein, and Steakholder Foods Ltd. (formerly MeaTech 3D Ltd.) (the “Registrant”), an Israeli company, thereafter, unless otherwise required by the context;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no nominal (par) value per share;

●	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “STKH,” each representing ten ordinary shares of the Registrant;

●	References to the “Deposit Agreement” refer to that certain deposit agreement by and among the Company, the Bank of New York Mellon as Depositary, and the holders and owners from time to time of ADSs issued by the Company.

●	References to the “Depositary” refer to The Bank of New York Mellon.

●	references to “dollars,” “U.S. dollars,” “USD” and “$” are to United States Dollars;

●	references to “NIS” are to New Israeli Shekels, the currency of the State of Israel;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made, and do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Forward-looking statements contained in this prospectus include, but are not limited to:

●	our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing;

●	our expectations regarding the success of the alternative protein manufacturing technologies we are developing;

●	our research and development activities associated with technologies for alternative protein manufacturing, including three-dimensional protein production, which involves a lengthy and complex process;

●	our expectations regarding sales of products based on our alternative protein technologies;

●	our ability to successfully manage our planned growth, and any future acquisitions, joint ventures, collaborations or similar transactions;

●	the competitiveness of the market for our alternative protein technologies;

●	our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

●	our ability to predict and timely respond to preferences for alternative proteins and new trends;

●	our ability to attract, hire and retain qualified employees and key personnel;

●	security, political and economic instability in the Middle East that could harm our business, including due to the war between Israel and Hamas; and

●	other risks and uncertainties, including those listed in “Item 3. —Key Information—Risk Factors.”

ii

PART I

ITEM 1. Identity Of Directors, Senior Management And Advisers

Not applicable.

ITEM 2. Offer Statistics And Expected Timetable

Not applicable.

ITEM 3. Key Information

A. Selected Financial Data

Not applicable.

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

RISKS RELATED TO OUR FINANCIAL CONDITION AND LIQUIDITY REQUIREMENTS

●	We expect to continue incurring significant losses for the foreseeable future.

●	We may require substantial additional funds to complete our research, development and commercialization activities.

●	There is substantial doubt as to whether we can continue as a going concern.

●	Raising additional capital may cause dilution to our existing shareholders or restrict our operations.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

●	We have a limited operating history to date.

●	The research and development associated with alternative protein manufacturing is a lengthy process.

●	We may engage in future acquisitions, joint ventures or collaborations, which may not be successful.

●	We may not be able to successfully manage our planned growth, and if the market does not grow as we expect, we may not achieve sustainable revenues.

RISKS RELATED TO COMPETITION AND COMMERCIALIZATION OF OUR TECHNOLOGIES

●	We are an early-stage company with an unproven business model.

●	We may suffer reputational harm due to issues with products manufactured by our licensees.

●	Failure to improve our technologies may adversely affect our ability to continue to grow.

●	We may face difficulties if we expand our operations into new geographic regions.

●	Consumer preferences for alternative proteins in general are difficult to predict and may change.

●	We have limited manufacturing experience or resources, and we may have issues in obtaining raw materials.

●	Litigation or legal proceedings, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties or otherwise expose us to significant liabilities.

RISKS RELATED TO OUR OPERATIONS

●	We expect that a small number of customers will account for a significant portion of our revenues, and we may be exposed to the credit risks of our customers.

●	If we are unable to attract and retain qualified employees, our ability to implement our business plan may be adversely affected, and we may not be able to enforce covenants not to compete under applicable employment laws.

●	Insurance policies may not fully cover the risk of loss to which we are exposed.

●	Our business, reputation and operations could suffer in the event of information technology system failures or a cybersecurity incident.

●	Food safety and food-borne illness incidents may materially adversely affect our business.

RISKS RELATED TO GOVERNMENT REGULATION

●	Products utilizing our technologies will be subject to regulations that could adversely affect our business and results of operations.

●	Any changes in, or failure by our supplier to comply with, applicable laws, regulations or policies could adversely affect our business.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY AND POTENTIAL LITIGATION

●	If we are unable to obtain and maintain our intellectual property rights, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to successfully commercialize our products and may prevent or delay our development and commercialization.

●	Patent policy and rule changes could increase uncertainties and costs.

●	We may be involved in lawsuits to protect or enforce our or third party intellectual property rights.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

●	Political, economic and military conditions in Israel could have an adverse impact on our business.

●	We are exposed to fluctuations in currency exchange rates.

●	Enforcing a U.S. judgment against us and our executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

●	Our articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

●	Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

●	Our articles of association and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ADSs.

RISKS RELATED TO OWNERSHIP OF THE ADSs

●	The ADS price may be volatile, and you may lose all or part of your investment.

●	We have never paid dividends on our share capital, nor do we intend to pay dividends for the foreseeable future.

●	ADS holders may not receive the same distributions or dividends as those we make to the holders of our ordinary shares.

●	ADS holders do not have the same rights as our shareholders.

●	ADS holders may be subject to limitations on transfer of their ADSs.

●	We follow certain home country corporate governance practices instead of certain Nasdaq and Exchange Act requirements.

●	If we are a “passive foreign investment company” for U.S. income tax purposes, there may be adverse tax consequences to U.S. investors.

●	If we are a controlled foreign corporation, there could be adverse U.S. income tax consequences to certain U.S. holders.

RISKS RELATED TO OUR FINANCIAL CONDITION AND LIQUIDITY REQUIREMENTS

We expect to continue incurring significant losses for the foreseeable future and may never become profitable.

We have experienced net losses in every period since the inception of our predecessor entity, Steakholder Innovation Ltd., or Steakholder Innovation. We anticipate that we will continue to incur significant losses for the foreseeable future until our commercialization activities become profitable. These activities may prove more expensive than we anticipate. We incur significant expenses in continuing to develop our technologies. Accordingly, we may not be able to achieve or sustain profitability, and we expect to incur significant losses for the foreseeable future.

Steakholder Innovation commenced food technology development operations in September 2019, and for most of the period since then, we engaged in researching and developing our technologies. Our initial revenues were generated in late 2024, and we cannot guarantee whether or when we will generate substantial revenue from operations. We may not be able to successfully commercialize our technologies. In addition, there is no certainty that there will be sufficient demand to justify the production and marketing of our food production machines. The market for alternative proteins may be small or may not develop.

If food production machines utilizing our technologies do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

We may require substantial additional funds to complete our research, development and commercialization activities and, if additional funds are not available on acceptable terms or at all, we may need to significantly scale back or cease our operations.

A significant portion of our activities has been financed by the issuance of equity securities. We believe that we will continue to expend substantial resources for the foreseeable future as we work to commercialize our technologies. These expenditures are expected to include costs associated with continued development, manufacturing and supply, as well as general operating expenses. In addition, other unanticipated costs may arise.

There is no certainty that we will be able to obtain funding for our commercialization activities when we need it, on acceptable terms or at all. A lack of adequate funding may force us to reduce or cease all or part of our commercialization activities and business operations. Our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

●	our progress with current research, development and commercialization activities;

●	the number and characteristics of any products or manufacturing processes we develop or acquire;

●	the expenses associated with our marketing initiatives;

●	the timing, receipt and amount of milestone, royalty and other payments from future customers and collaborators, if any;

●	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;

●	any lawsuits related to our products or commenced against us;

●	the expenses needed to attract, hire and retain skilled personnel;

●	the costs associated with being a public company in the United States; and

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property claims, including litigation costs and the outcome of such litigation.

If our estimates and predictions relating to any of these factors are incorrect, we may need to modify our operating plan. Additional funds may not be available to us when needed on acceptable terms, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate our manufacturing, commercialization activities or other activities that may be necessary to generate revenue and achieve profitability.

There is substantial doubt as to whether we can continue as a going concern.

Our consolidated financial statements as of December 31, 2024 contain an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any measurement or presentation adjustment for assets or liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception, have only generated initial revenues in 2024, and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2024, totaled approximately USD 78.7 million, and we expect to continue to incur substantial losses in future periods while we continue our research and development activities.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, government contracts, government and/or other third-party grants or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We will require substantial funding to fund our anticipated commercialization efforts and fund our operating expenses and other activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail our development or commercialization programs, or a part thereof, which would adversely impact our potential revenues, results of operations and financial condition.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

We have a limited operating history to date and our business prospects will be dependent on our ability to meet a number of challenges.

Our business prospects are difficult to predict due to a lack of operational history, and our success will be dependent on our ability to meet a number of challenges. We are focused on commercializing technologies to manufacture alternative foods without the need for animal butchery. If we are unable to successfully commercialize our alternative protein manufacturing technologies, we may not be able to achieve our anticipated growth, revenues or profitability, and we may not be able to continue our business operations.

Because we have a limited operating history and have only just begun to generate initial revenues, you may not be able to evaluate our future prospects accurately. Our prospects will be primarily dependent on our ability to successfully market and sell food production machines and related products to our customers. If we are not able to successfully meet these challenges, our prospects, business, financial condition and results of operations could be adversely impacted.

We are wholly dependent on the success of our food manufacturing technologies, and we have limited data on the performance of our technologies to date.

To date, we have limited data on the ability of our technologies to successfully manufacture alternative proteins, towards which we have devoted substantial resources. We may not be successful in developing our technologies in a manner sufficient to support our expected scale-ups and future growth, or at all. We expect that a substantial portion of our efforts and expenditures in the near future will be devoted to the commercialization of technologies designed to enable us to market industrial-scale food production machines and related products.  We cannot ensure that upon commercialization, our technologies will achieve market acceptance. Any such delay or failure would materially and adversely affect our financial condition, results of operations and prospects.

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

In addition, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expenses.

Moreover, we may not be able to locate suitable acquisition or collaboration opportunities, and this inability could impair our ability to grow or obtain access to technologies that may be important to the development of our business.

Our existing potential collaborations, or any future collaboration arrangements into which we may enter, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop and commercialize our product candidates.

We have entered into collaborations with partner organizations, and may enter into future collaborations under which our collaborators may provide funding and other resources for developing and commercializing our alternative protein manufacturing technologies. We expect to enter into additional collaborations to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations into which we may enter, may pose a number of risks, including the following:

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

We expect to continue to make investments in our alternative protein manufacturing technologies. We expect that our annual operating expenses may increase as we invest in further development activities, sales and marketing efforts and customer service and support resources. Our failure to expand operational and financial systems in a timely or efficient manner could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we may have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

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

The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about alternative proteins produced using our technologies could seriously damage our reputation.

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

If we are unable to develop manufacturing capacity to commence alternative protein production, we may not be able to expedite our market entry or develop industrial production processes. Additionally, there is risk in our ability to effectively scale production processes, if developed, to optimize manufacturing capacity for specific products and effectively manage our supply chain requirements, which involves accurately forecasting demand for each of our products and inventory needs in order to ensure we have adequate available manufacturing capacity for each such product and to ensure we are effectively managing our inventory. Our forecasts may be based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) and adequate inventory supply in order to meet the demand for our products, which could prevent us from developing our industrial process and harm our business and prospects.

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

The interruption in, or the loss of operations at, our pilot facility, which may be caused by work stoppages, labor shortages, strikes or other labor unrest, production disruptions, product quality issues, local economic and political conditions, restrictive governmental actions, border closures, disease outbreaks or pandemics, the outbreak of hostilities, acts of war, terrorism, fire, earthquakes, severe weather, flooding or other natural disasters at one or more of these facilities, could delay, postpone or reduce production of some of our products, could impede our ability to develop an industrial process for producing alternative proteins or could otherwise have an adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

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

Events that adversely affect our suppliers of raw materials could impair our ability to obtain raw material inventory in the quantities at competitive prices that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations and/or shortages, strikes or other labor unrest, ability to import raw materials, product quality issues, costs, production, insurance and reputation, as well as local economic and political conditions, restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds and trade protection measures, including export/import duties and quotas and customs duties and tariffs, adverse fluctuations in foreign currency exchange rates, changes in legal or regulatory requirements, border closures, disease outbreaks or pandemics, acts of war, terrorism, natural disasters, fires, earthquakes, flooding, severe weather, agricultural diseases or other catastrophic occurrences. We continuously seek alternative sources of raw materials to use in our products, but we may not be successful in diversifying the raw materials we use in our products.

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

We expect to generate revenue through three primary streams: (i) selling alternative protein manufacturing machines, including three-dimensional printers; (ii) brokering the supply of materials needed in the manufacturing process; and (iii) providing consulting and implementation services to customers. These streams may arise in the context of product co-development. Under this model, we initially expect to derive a significant portion of our revenues from a few customers. Our financial condition and results of operations could be adversely impacted if any one of these customers interrupt or curtail their activities, fail to pay for the services that have been performed, terminate their cultured meat operations, or if we are unable to enter into agreements with new customers on favorable terms. The loss of customers could adversely affect our financial condition and results of operations.

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

Recruiting and retaining qualified engineering, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among high technology and life sciences companies for similar personnel. In addition, we rely on consultants and advisors, including scientific advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

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

Instability in the global markets and in the geopolitical environment in many parts of the world, including current war between Russia and Ukraine, may continue to put pressure on global economic conditions. The global economy can be negatively impacted by a variety of other factors such as the emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), man-made or natural disasters, actual or threatened war, armed conflict, trade wars and acts of terrorism or war, political unrest, intergovernmental conflicts or actions, civil strife and other geopolitical uncertainty. Moreover, current market conditions, including inflation, slower growth, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, geopolitical issues increase in energy costs, unstable global conditions and changes in currency exchange rates can impact our business, operating results and financial condition. Such adverse and uncertain economic conditions may impact consumer demand for alternative proteins, which may in turn impact manufacturer and retailer demand for our technologies. In addition, our ability to manage normal commercial relationships with suppliers may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in government economic policy and international trade disputes. In particular, consumers may reduce the amount of alternative proteins that they purchase in favor of conventional meat, which may have lower retail prices, which could indirectly affect our results of operations. Manufacturer and retailers may become more conservative in response to these conditions and seek to delay commencing alternative protein manufacturing operations or reduce existing operations. Our results of operations will depend upon, among other things, the financial condition of our business customers and our ability to supply them with the means to manufacture products that appeal to consumers at the right price. Decreases in demand for the products manufactured by our customers would put downward pressure on margins and would negatively impact our financial results. Prolonged unfavorable economic conditions or uncertainty may result in end consumers making long-lasting changes to their discretionary spending behavior on a more permanent basis, which may likewise have an indirect adverse effect on our sales and profitability.

Furthermore, the international environment in which we operate is affected by inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Therefore, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs, and we cannot predict whether, and to what extent, U.S. trade policies will change in the future, including as a result of changes by the new U.S. presidential administration. For example, the U.S. has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. In February 2025, the U.S. imposed additional tariffs on imports from China, and in March 2025 imposed tariffs on imports from Canada and Mexico, the imposition of some of which will be delayed until April 2025. In response, Canada implemented 25% tariffs on U.S. goods worth $20 billion, with plans to extend these tariffs. Mexico also announced retaliatory measures, including tariffs on U.S. products. These additional tariffs or any future tariffs or retaliation by another government against such tariffs or policies have introduced significant uncertainty into the market and have led to increased consumer prices for various goods, including food items. Future actions of the U.S. administration and that of foreign governments with respect to tariffs or international trade agreements and policies, remain currently unclear.

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

We are focused on commercializing proprietary three-dimensional printers to print structured food. We do not intend to manufacture, distribute and sell branded end products for consumer consumption.

For the reasons discussed below, we ourselves are not directly regulated by the FDA for United States compliance purposes but apply FDA’s food contact substance standards or analogous foreign regulations for our three-dimensional printers. Specifically, we sell our production machines, as well as provide associated products and services to food processing and food retail companies through a B2B model. From a regulatory perspective, in the United States, we expect companies manufacturing products that include cultured meat to be subject to regulation by various government agencies, including the FDA, the USDA, the U.S. Federal Trade Commission, or FTC, Occupational Safety and Health Administration and the Environmental Protection Agency, as well as the requirements of various state and local agencies and laws, such as the California Safe Drinking Water and Toxic Enforcement Act of 1986. We likewise expect these products to be regulated by equivalent agencies outside the United States by various international regulatory bodies.

As the manufacturer of machines used to produce food, including cultured meat, and consistent with the Federal Food, Drug and Cosmetic Act, Federal Meat Inspection Act, and Poultry Products Inspection Act, we are not directly regulated by the FDA or USDA. Rather, we believe the regulatory obligation falls on our customers to ensure that all food produced using our products is wholesome and not adulterated. Consistent with food industry norms, we expect that our customers will therefore request assurances from us that our products are suitable for their intended use from an FDA regulatory perspective. Therefore, we apply FDA food safety standards when manufacturing our three-dimensional printers as a means of assuring our customers that our printers are safe for their intended use and will not result in the production of adulterated food. In particular, we apply applicable food contact substance requirements, such as those of the FDA, when manufacturing our three-dimensional printers. If we are unable to provide regulatory compliance assurance to our customers, we expect that our ability to commercialize our production technology would be adversely impacted.

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

We have a portfolio of 15 patents and provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and when the time comes, in various patent offices around the world, such as Israel, China, Japan, Europe, Canada, Australia, Singapore and South Korea. Three of the pending patent applications were filed through the Paris Convention Treaty, or PCT. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the Middle East, as well as political and economic instability, may adversely impact our business operations.

We are incorporated under Israeli law, and many of our employees, including our Chief Executive Officer, our Chief Technology Officer, our Vice President of Finance and other senior members of our management team, operate from our headquarters located in Israel. In addition, our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the attacks on October 7th, 2023 by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements were reached and parties fighting against Israel halted their attacks, fighting resumed in March 2025 and there is no assurance when or on what terms a ceasefire would resume. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. As of the date of this annual report, only several of our employees are called to active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

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

We expect to receive proceeds from sales of any product we may develop, and also to pay a portion of our operational costs and expenses, in New Israeli Shekels, Euros and other foreign currencies. However, we may be subject to existing or future rules and regulations on currency conversion. In 1998, the Israeli currency control regulations were liberalized significantly, and there are currently no currency controls in place. Legislation remains in effect, however, pursuant to which such currency controls could be imposed in Israel by administrative action at any time. We cannot assure that such controls will not be reinstated, or if reinstated, that they would not have an adverse effect on our operations.

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

There can be no assurances that we will be able to maintain our Nasdaq listing in the future. In 2023, we received two notifications from Nasdaq that the trading price of our ADSs did not meet the minimum bid price requirement of $1.00 per share for a period of 30 consecutive trading days. In both cases, the Nasdaq later confirmed that we had regained compliance. In the event we are unable to maintain compliance with the Nasdaq Capital Market listing standards and our ADSs are delisted from the exchange, it would, among other things, likely lead to a number of negative implications, including an adverse effect on the price of our ADSs, reduced liquidity in our ADSs and greater difficulty in obtaining financing. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, prevent our ADSs from dropping below the Nasdaq minimum bid price requirement in the future, or prevent future non-compliance with Nasdaq’s listing requirements. If we cannot maintain our compliance with Nasdaq’s listing requirements, we would pursue eligibility for trading of these securities on other markets or exchanges, such as the OTCQB or OTCQX, which are unorganized, inter-dealer, over-the-counter markets which provides significantly less liquidity than the Nasdaq Capital Market or other national securities exchanges.

Our ADS price may be volatile, and you may lose all or part of your investment.

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

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of the ADSs, regardless of our operating performance. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, tariffs, international currency fluctuations, or the effects of disease outbreaks or pandemics, may negatively impact the market price of the ADSs. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

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

The ADS Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the Depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the Depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the Depositary may deduct from such dividends or distributions its fees and may withhold an amount on account of taxes or other governmental charges to the extent the Depositary believes it is required to make such withholding. These restrictions may cause a material decline in the value of the ADSs.

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

ITEM 4. Information On The Company

A. History and Development of the Company

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech Ltd. and later Steakholder Innovation Ltd., or Steakholder Innovation, and commenced our cultured meat technology development operations. In January 2020, Steakholder Innovation completed a merger with Ophectra Real Estate and Investment Ltd., or Ophectra, a company incorporated in Israel whose shares were traded on the Tel Aviv Stock Exchange, or TASE, whereupon the name of Ophectra was changed to Meat-Tech 3D Ltd., then MeaTech 3D Ltd. and finally Steakholder Foods Ltd., or Steakholder Foods.

According to the terms of the merger, Steakholder Foods acquired all outstanding shares of Steakholder Innovation from the shareholders of Steakholder Innovation, in return for the issuance of ordinary shares to the shareholders of Steakholder Innovation, as well as non-tradable merger warrants to receive ordinary shares upon the achievement of pre-defined milestones, which were achieved in 2020 and 2021. Steakholder Innovation became Steakholder Foods’ wholly-owned subsidiary.

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

In March 2021, we completed an initial public offering on the Nasdaq Capital Market, listing American Depositary Shares (ADSs) for trade, initially under the symbol “MITC” between March 12, 2021 and August 2, 2022, since then under the ticker STKH, and later voluntarily de-listed our ordinary shares from the TASE.

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

In August 2024, we filed a supplement to our shelf registration statement on Form F-3 with the SEC, which allows us to sell, from time to time, and at our discretion, ADSs having an aggregate offering price of up to $4.0 million pursuant to an “at the market” offering program, or ATM Program. We use the net proceeds from sales of our ADSs issued under the ATM Program for general corporate and working capital purposes. The timing of any sales and the number of shares sold, depend on a variety of factors determined by us. In 2024, we sold approximately $422 thousand of ADSs pursuant to the ATM Program, with net proceeds of $403 thousand following underwriter fees of approximately $19 thousand, and since January 1, 2025, we have sold approximately an additional $278 thousand of ADSs, with net proceeds of approximately $265 thousand following underwriter fees of approximately $13 thousand.

In September 2024, we announced the opening of our first full-scale Demonstration Center. The state-of-the-art facility features live demonstrations of the company’s innovative 3D printers—the MX200 and HD144—showcasing real-time production of plant-based meat and seafood alternatives, and promoting customer engagement.

In September 2024, we also received a purchase order from Bondor Foods Ltd. to supply our proprietary plant-based premixes for the production of a line of white fish and salmon patties, and in October 2024, we received a purchase order from Wyler Farm Ltd. to supply premixes for the production of plant-based beef.

In November 2024, together with UMAMI Bioworks, a leading global cultivated seafood platform provider, we announced the culmination of a two-year R&D collaboration, establishing the feasibility of producing 3D-printed cultivated fish products at scalable volumes, and with the support of the Singaporean National Additive Manufacturing Innovation Cluster, or NAMIC, we aim to develop and refine 3D-printed fish fillets, targeting both local and international markets.

In December 2024, we announced the signing of a Memorandum of Understanding with Vegefarm Co. Ltd., a prominent Taiwanese food company, for the sale of our MX200 3D printer and accompanying raw materials. Under the MoU, we are to provide Vegefarm with the MX200 printer, powered by our advanced Fused Paste Layering (FPL™) technology, and plant-based premixes designed to create high-quality meat alternatives. The Industrial Technology Research Institute (ITRI), a leading Taiwanese research institute, will support the adaptation of our product for the Taiwanese market, while Vegefarm will take on the role of commercialization, managing the production and distribution of these products, utilizing its established market presence to drive adoption and sales.

In the first quarter of 2025, we entered into a securities purchase agreement with a certain investor, or the Investor, whereby the Investor purchased, following true-up adjustment 192,660 of our ADSs at a final purchase price of $1.1391 per ADS, 904,698 pre-funded warrants at a final purchase price of $1.139 per pre-funded warrant (exercisable at any time until fully exercised) and warrants to purchase up to an aggregate of 1,097,358 ADSs. The warrants have an exercise price of $2.00 per ADS, are immediately exercisable, and will expire five years from the date of issuance. The gross proceeds to us from the sale of ADSs was approximately $1.25 million, prior to deducting offering expenses. We intend to use the net proceeds as working capital for general corporate purposes. The ADSs representing ordinary shares and ADSs issuable upon exercise of the warrants were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities, and, along with the ADSs issuable upon exercise, were later registered under the Securities Act.

Simultaneously with the private placement, we established an USD 8 million equity line of credit with the Investor. For details, see “Item 8.—Financial Information — B. Significant Changes” in this Annual Report on Form 20-F.

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

We operate a demonstration center at our headquarters, in order to demonstrate the full commercial production process, including all pre- and post-production stages, such as ingredients blend preparation, pasteurization and packaging, culminating in edible meat analogs produced from a commercial-scale printer. Once we successfully commercialize our first printers, we expect to also be able to demonstrate our printers at work in our customers’ food production sites.

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

We are engaged in exploring and evaluating the contributions of fat cells, muscle cells, and undifferentiated stem cells to the hybrid product, while also considering the unique obstacles each of these cell types faces in scaling up to industrial production. In February 2023, we announced that we had analyzed our muscle cells and found that they offer the same amino acid profile as that of the native tissue. The amino acid profile has two important roles in our cultivated beef products – taste and nutritional value. Our biology team tested 17 amino acids and compared them to native tissue, with the results showing that the team was able to create the same amino acid profile in the lab as in animals. For this reason, we believe that hybrid meats printed using our three-dimensional printers have the potential to provide similar nutritional value as that of conventional meats.

Meat is a rich source of amino acids, the building blocks of proteins, which play a crucial role in human nutrition. Essential amino acids, which the human body cannot produce on its own, include leucine, isoleucine, valine, lysine, methionine, phenylalanine, threonine, tryptophan, and histidine. These amino acids are important for a variety of bodily functions, including muscle growth and repair, immune function, and hormone production. The specific amino acid profile of meat, as well as its taste, varies depending on the animal species and how it is raised, as well as the cut of meat.

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

Once isolated and plated, stem cells derived from adult tissues or umbilical cord exhibit the intrinsic ability to continue dividing and propagating in vitro; however, their proliferative capacity is limited, rendering them unable to yield a sufficient number of cells for large-scale production. To facilitate industrial-scale production, we have developed an immortalization process. Through this process, our immortalized cell lines can continue proliferating for up to one year, maintaining a steady division rate. It is noteworthy that this division rate is significantly lower than the primary source cells, ensuring a consistent and prolonged expansion for enhanced scalability.

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

Collaborations

Wilk Technologies Ltd.

On April 3, 2023, we announced our participation in a strategic investment round in Wilk Technologies Ltd. (TASE: WILK), alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). The transaction was approved by our audit committee (due to related party considerations) and board of directors. As part of the investment, we purchased ordinary shares of Wilk in the amount of USD 0.4 million at a 15% discount below its 45-day average closing price, giving us a 2.5% stake in Wilk.

Gulf Cooperation Council Region Governmental Body

In July 2023, we announced that we had entered into a Memorandum of Agreement for Strategic Cooperation, or MOA, with an accredited GCC-based governmental body as our strategic partner, to advance food security efforts through the application of our 3D printing technology. Commencing with an investment by the strategic partner in the construction of a pilot plant to produce printed products, the MOA eventually aims to create a first-of-its-kind large-scale production facility in the Persian Gulf region. The agreement foresees a material initial down payment to us for the procurement of at least one three-dimensional food printer, followed by a milestone-based sales and procurement plan for industrial-scale output. A definitive agreement has not yet been signed, and we believe that geopolitical considerations may have an impact on the timing of its execution.

UMAMI Bioworks Pte. Ltd.

In January 2023, we announced that we had entered into a joint development agreement with UMAMI Bioworks, a leading global cultivated seafood platform provider, pursuant to which the Singapore-Israel Industrial R&D Foundation, or SIIRD, approved a grant to us of up to USD 1 million, of which we have already received USD 0.8 million. As part of this collaboration, we are developing printed hybrid grouper and eel products, where we are responsible for the development of the plant-based formulation, the three-dimensional printing process and the integration of UMAMI Bioworks’ cultivated cells into the product. Together, we have created a portfolio of prototype designs, demonstrating the versatility of 3D printing and cell cultivation in producing a range of fish products that match the attributes of a range of species.

In November 2024, we announced a partnership with UMAMI Bioworks and Singapore’s National Additive Manufacturing Innovation Cluster (NAMIC), a national platform hosted by the Agency for Science, Technology and Research (A*STAR), to focus on translating recent development achievements into seafood products ready for commercialization in Singapore and beyond.

Wyler Farm Ltd.

In May 2024, we announced a royalties and raw materials supply agreement, or Wyler Agreement, with Wyler Farm Ltd., a leader in alternative protein production, whereby Wyler Farm will manufacture alternative proteins on a commercial scale using materials purchased from us, and pay us royalties from the sales. Additionally, we agreed to finance the procurement of the equipment necessary for Wyler to establish alternative proteins production. The Wyler Agreement has an initial term of two years and shall automatically be renewed for a successive 12-month period provided the parties have reached an agreement or alternatively subject to the automatic update mechanism, regarding the sales target, as described in the Wyler Agreement. As of December 31, 2024, no revenues have yet been recognized. The execution of the Wyler Agreement was deemed the achievement of pre-determined performance conditions that led to the vesting of performance share units (PSUs) into 32,500 ADS.

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

We have a portfolio of 15 patents and provisional and non-provisional patent applications pending with the USPTO, WIPO (filed through the Patent Cooperation Treaty, or PCT), and in various countries worldwide. A provisional patent application is a preliminary application, and establishes a priority date for the patenting process of inventions disclosed therein.

Our existing patent portfolio can currently be divided into three main areas:

Mechanical applications covering printer components and peripherals used in the fabrication of the tissue cultures with two applications filed at the national stage of prosecution: the first is directed to print heads operable in a bioprinting systems for the fabrication of edible biostructures using drop-on-demand, the print heads specifically designed to accommodate bio fluids of suspended systems without causing demixing, while still delivering bio fluids with high accuracy and precision.

The second area includes an application currently undergoing examination in six countries after being granted in the United States, Canada, New Zealand, and China, is directed to systems and methods of physically manipulating a resilient container (bladder) of bioprinted tissue culture having non-random three-dimensional cell structure over 4 dimensions, namely elongation, compression, torsion and shear, to modulate the tissue and achieve the desired texture for each meat type. An additional application was filed for an alternative bio-printer head and a cooled chuck, which is currently in its provisional stage, with three more applications in the pipeline.

Lastly, applications covering the final consumable formed using mechanical and biological inputs, with a couple of applications currently pending. These include a provisional application for a beef-emulating consumable formed of stacked 3D-pronted layers of muscle and fat tissues; and an application for a method and composition for achieving the flaky characteristics associated with fish.

In addition to patent applications, we maintain trade secrets covering (both positive and negative) know-how and proprietary information relating to our core technologies and make practicable efforts to protect our confidential trade secrets.  To this end, we require our employees engaged in the development of intellectual property to enter into confidentiality agreements prohibiting the disclosure of confidential information and further, require disclosure and assignment of any inventions and associated intellectual property rights that are important to our business. Additionally, we require all entering employees to represent they are not bringing in, or are using any third party’s Trade Secrets.

We have also registered our name, Steakholder Foods, and brand name as registered trademarks in various countries, and maintain ongoing rights to our domain name. Steakholder Foods® was registered in Japan and the European Community and is currently undergoing examination in several other countries, including the United States. Likewise, we have registered trademarks covering the two printing modalities developed in the company, namely FPL™ and DLS™

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our current or future issued patents may be challenged, invalidated or circumvented. Therefore, we cannot predict the extent of claims that may be allowed or enforced against our patents, nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to engage in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable. Moreover, because of the extensive time required for clinical development and regulatory review of products we may develop, it is possible that the patent or patents on which we rely to protect such products could expire or be close to expiration by the commencement of commercialization, thereby reducing the value of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could also have a material adverse effect on us. See “Risk Factors — Risks Related to our Intellectual Property and Potential Litigation.”

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

Companies Developing Cultivated Meat

The cellular agriculture meat sector is in early stages of development. The sector is currently primarily comprised of companies developing a full technology stack from developing cell lines to scaling up cellular cultivation, developing media and researching the food technology aspects of the final product. Market dynamics have led to a large number of companies operating in this manner. We do not believe that any companies in this space have already developed the capability to produce industrial quantities at prices low enough to compete on a dollar-per-pound basis against conventionally-harvested meat, and despite our cultivated meat technological achievements, we are not focusing our commercialization activities on this domain at this time.

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

Companies Developing Structured Hybrid Meat Products

To our knowledge, there is currently no other company focused on the scaling up of three-dimensional printing of hybrid cultivated meat products whose technologies are as advanced as ours. To the best of our knowledge, we were the only company to publicly demonstrate our food printing technology at large food technology events during 2023. However, there are companies attempting to produce steaks by means of other approaches, such as growing bovine cells, including fat, muscle and connective tissue on a pre-prepared scaffold, in order to create a contiguous piece of meat.

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

Property and Infrastructure

Our principal executive offices and laboratory are located at 5 David Fikes St., Rehovot, Israel, covering approximately 18,300 square feet, for which the annual rent (including parking fees) is approximately $0.7 million, linked to the Israeli CPI. The lease agreement for this property, signed in 2021 for a four-year initial term with an option to extend for an additional four-year term, was restructured in March 2025 as part of our cost-reduction strategy. To this end, a third party agreed to pay for half of our rent between February and November 2025, and compensate us for not exercising our lease renewal option. The termination of the agreement in November 2025 with regard to us is expected to eliminate the long-term lease liability, which is valued at USD 2.1 million as of December 31, 2024.

Employees

As of December 31, 2024, we employed 24 employees based at our office and laboratory in Rehovot, Israel.

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

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. Operating And Financial Review And Prospects

Our “Operating and Financial Review and Prospectus” is intended to convey management’s perspective regarding operational and financial performance for fiscal years 2024, 2023 and 2022. The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this Annual Report. Please also see “Forward-Looking Statements.”

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

A. Operating Results

Revenues

During 2024, we generated initial revenues from the sale of plant-based premix blends.

To date, we have generated minimal revenue since we commenced our alternative protein operations. We expect to increase revenue as we successfully commercialize our technologies, such as revenue from a collaboration or other partnership such as a co-development agreement, or the acquisition of a company that generates revenues. There can be no assurance that we will be successful in commercializing our technologies, in establishing revenue-generating collaborations or acquiring revenue-generating companies.

Research and Development Expenses

Research and development activities were our primary focus, prior to the commencement of our commercialization phase, and we continue to devote resources to developing and improving our products. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect our research and development expenses to continue to decrease over the next several years as focus transitions to commercialization. However, we would expect to incur increased research and development expenses if we were to identify and develop additional technologies.

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

Income Taxes

We have yet to generate taxable income. As of December 31, 2024, our operating tax loss carryforwards were approximately $26.6 million.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Below is a summary of our results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2024	2023	2022

Revenue	$10	$-	$-
Cost of Revenue	$22	$-	$-

Gross loss	$12	$-	$-

Operating expenses:
Research and development	$3,518	$7,095	$6,529
Marketing	1,192	1,937	2,874
Marketing with related party	172	745	2,210
General and administrative	3,582	4,401	5,485
Total operating loss	$8,476	$14,178	$17,098
Finance expense (income), net	45	1,369	(2,565)
Loss from continuing operations	8,521	15,547	14,533
Net loss from discontinued operations	-	1,317	7,326
Loss for the year	$8,521	$16,864	$21,859

Year Ended December 31, 2024, Compared to Years Ended December 31, 2023 and 2022

Revenue and cost of revenue

We recognized initial revenues in 2024, and there is therefore no basis for comparison to previous years.

Research and development expenses

Research and development expenses decreased by approximately $3.6 million, or 50.4%, to approximately $3.5 million for the year ended December 31, 2024, compared to approximately $7.1 million for year ended December 31, 2023. The decrease resulted mainly from reduced payroll expenses, share-based compensation, materials related to our research and development operations and from the SIIRD grant that is recognized as a reduction of research and development expenses.

Research and development expenses increased by approximately $0.5 million, or 8.7%, to approximately $7.0 million for the year ended December 31, 2023, compared to approximately $6.5 million for year ended December 31, 2022. The increase resulted mainly from payroll expenses, materials and professional services expenditures related to our research and development operations.

Marketing expense, including marketing with related party

Marketing expenses decreased by approximately $1.3 million, or 49.1%, to approximately $1.4 million for the year ended December 31, 2024, compared to approximately $2.7 million for year ended December 31, 2023. The decrease resulted mainly from reduction in professional services and personnel costs, including share-based compensation for employees, as well as in business development, public relations and investor relations services.

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

General and administrative expenses

General and administrative expenses decreased by approximately $0.8 million, or 18.6%, to approximately $3.6 million for the year ended December 31, 2024, compared to approximately $4.4 million for the year ended December 31, 2023. The decrease resulted mainly from payroll expenses, share-based compensation, D&O insurance expenses and corporate costs.

General and administrative expenses decreased by approximately $1.1 million, or 20%, to approximately $4.4 million for the year ended December 31, 2023, compared to approximately $5.5 million for the year ended December 31, 2022. The decrease resulted mainly from decreased employee share-based compensation.

Loss from continuing operations

The loss from continuing operations decreased by approximately $7 million, or 45.2%, to approximately $8.5 million for the year ended December 31, 2024, compared to approximately $15.5 million for the year ended December 31, 2023, driven mainly by decreases in research and development expenses as part of our company-wide economizing measures.

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

Net loss from discontinued operations

The net loss from a discontinued operation decreased by approximately $1.3 million, or 100%, to $0 million for the year ended December 31, 2024, compared to approximately $1.3 million for the year ended December 31, 2023. This decrease resulted from the operation being discontinued only in 2023 and having no further effect in 2024.

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

B. Liquidity and Capital Resources

Since the commencement of our food technology operations, we have only generated initial revenues and have incurred operating losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity securities. Since the inception of Steakholder Innovation through December 31, 2024, we have raised an aggregate of approximately $72.5 million in public and private placement rounds. As of December 31, 2024, we had approximately $1.3 million in cash and cash equivalents.

The table below shows a summary of our cash flows from continued and discontinued operations for the periods indicated.

	Year Ended December 31,
	2024	2023	2022

Net cash used in operating activities	$(8,458)	$(12,727)	$(14,821)
Net cash used in investing activities	(956)	(764)	(3,591)
Net cash provided by financing activities	6,384	11,257	5,899
Effect of exchange rate changes on cash and cash equivalents	42	198	(379)
Net decrease in cash and cash equivalents	$(2,988)	$(2,036)	$(12,892)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 and December 31, 2022

Net cash used in operating activities

Net cash used in operating activities decreased by approximately $4.3 million, or 33.5%, to approximately $8.5 million for the year ended December 31, 2024 compared to approximately $12.7 million for the year ended December 31, 2023. This decrease was attributed mainly to a reduction in discontinued operations, which was valued at $1.3 million in 2023 and had no further effect in 2024, and from decrease in research and development and marketing expenses.

Net cash used in operating activities decreased by approximately $2.0 million, or 14.2%, to approximately $12.7 million for the year ended December 31, 2023 compared to approximately $14.8 million for the year ended December 31, 2022. This decrease was attributed mainly to reductions in discontinued operation of $2.4 million due to the discontinued operation taking place over a shorter period in 2023 (three months) than in 2022 (12 months).

Net cash used in investing activities

Net cash used in investing activities increased by approximately $0.2 million, or 25.1%, to approximately $1 million for the year ended December 31, 2024, compared to approximately $0.7 million for the year ended December 31, 2023. This increase was driven mainly by the increase in acquisition of fixed assets, the discontinued operation in 2023 and the proceeds from sale of marketable securities.

Net cash used in investing activities decreased by approximately $2.8 million, or 79%, to approximately $0.7 million for the year ended December 31, 2023, compared to approximately $3.5 million for the year ended December 31, 2022. This decrease was driven by the decrease in acquisition of fixed assets.

Net cash provided by financing activities

Net cash provided by financing activities decreased by approximately $4.9 million, or 43.2%, to approximately $6.4 million for the year ended December 31, 2024, compared to approximately $11.3 million for the year ended December 31, 2023. This decrease was due to the decrease in proceeds from issuance of shares and exercise of warrants.

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

Since inception, we have incurred significant losses and negative cash flows from operations and have an accumulated deficit of $78.7 million. We have financed our operations mainly through fundraising from various investors.

In February 2025, we entered into a securities purchase agreement with gross proceeds of approximately $1.25 million, and established an $8 million equity line of credit. However, our management expects that we will continue to generate losses and negative cash flows from operations for the foreseeable future. Consequently, our management is of the opinion that our existing cash will not be sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements. As a result, there is substantial doubt about our ability to continue as a going concern.

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

Foreign Currency Exchange Risk

Currency fluctuations could affect us primarily through increased or decreased foreign currency-denominated expenses. Currency fluctuations had an immaterial effect on our results of operations during the years ended December 31, 2024, 2023 and 2022.

C. Research and development, patents and licenses, etc.

For a description of our research and development policies for the last three years, see “Item 4.—Information on the Company—Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Name	Age	Position
Executive Officers:
Arik Kaufman	44	Chief Executive Officer
Oren Attiya	43	Vice President of Finance
Itamar Atzmony	38	Chief Engineering Officer
Non-Employee Directors:
Yaron Kaiser	47	Chairman of the Board of Directors
David Gerbi(1)(2)(3)	45	Director
Eli Arad(1)(2)(3)	52	Director
Sari Singer(1)(2)(3)	45	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

Executive Officers

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and is a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which partnered with us to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Oren Attiya has served as our Vice President of Finance since November 2024. He has served as CEO of CO-Finance since he founded it in 2014, where he provides CFO, controlling and accounting, bookkeeping, and payroll services. He has vast experience in financial management, budgeting and controlling, cash flow management, financial infrastructure development, accounting reporting, and taxation. Between 2008 and 2014, he served as Audit Manager at PwC Israel, where he provided services to public, private, and international companies, and as CFO for Israeli branches of global companies and for high tech startups. He holds a B.A. in Accounting and Economics from Ruppin Academic Center, and is a member of the Institute of Certified Public Accountants in Israel.

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

Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and served as Chairperson of Wilk Technologies Ltd. between January 2021 and December 2023. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, the Israel Securities Authority and corporate governance, most recently at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaiser Kaufman, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

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

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) since 2017, Nur Ink Innovations Ltd. (TASE:NURI) since June 2021 and Bee-io Honey Ltd. (TASE:BHNY) since November 2021. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

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

B. Compensation

Aggregate Compensation of Office Holders

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2024, was approximately $1.4 million. This amount includes approximately $0.1 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include share-based compensation expenses, or business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of the date hereof, options to purchase 7,628 ADSs granted to our officers and directors were outstanding under our share option plans at a weighted average exercise price of $60.68 per share, in addition to restricted share units vesting into 30,961 ADSs, with no exercise price.

Individual Compensation of Office Holders

The table and summary below outlines the compensation granted to our five most highly compensated executive officers in 2024, including our Chief Executive Officer, the Chairman of our Board of Directors, Chief Technologies Officer, a director and former Vice-President of Finance, with respect to the year ended December 31, 2024. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation	Total
	(USD in thousands)
Mr. Arik Kaufman
Chief Executive Officer	$486	$-	$101	$-	$587
Mr. Yaron Kaiser
Chairman of the Board of Directors	341	-	69	-	410
Mr. Itamar Atzmony
Chief Technologies Officer	280	-	43	-	323
Ms. Sari Singer
Director	50	-	60	-	110
Ms. Moran Attar
Former Vice President of Finance	$84	$-	$2	$-	$86

(1)	Salary includes the gross salary of the officer or director plus payment by us of social benefits on behalf of the officer or director. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual cash-based bonuses paid or to be paid in 2025 with respect to 2024.

(3)	Represents the equity-based compensation expenses, based on the options’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 11 to our annual consolidated financial statements included elsewhere in this prospectus.

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

The material employment terms for Mr. Kaufman, our Chief Executive Officer, are as follows since January 24, 2023: (1) a gross annual salary at a cost to us of $414,000, which automatically increases by an amount equal to seven percent at the end of each year of service; (2) an allocation of restricted share units (RSUs) vesting into 1,910,000 ordinary shares (currently equivalent to 19,100 ADSs), vesting over three years, pursuant to which 1/12 vest every quarter until fully vested, with no exercise price, issued under the Company’s 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to either our sale or change in control; (3) an allocation of performance share units (PSUs) which vested into 1,910,000 ordinary shares (currently equivalent to 19,100 ADSs) in 2024 upon achievement of a pre-determined milestone; (4) reimbursement of annual travel expenses; (5) termination of the employment relationship upon provision of six months’ advance notice by either party; (6) severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); (7) social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification and exculpation undertakings to the fullest extent permitted by the Companies Law; and (8) an annual performance bonus in the aggregate amount of up to $113,000, subject to his meeting certain performance milestones as determined by our Board of Directors on an annual basis. In 2024, these milestones included initial revenues from the sale of our products in the minimum amount of USD 200,000, meeting our budget goals, completing the installation of our printer at a third party, regulatory approval for the sale of the Company’s products in any of USA, the UAE, Israel, Europe or Asia, engagement in additional cooperation with companies in the food sector, whether technological or commercial, receiving approval for a grant from the Israel Innovation Authority or similar in Israel or the rest of the world, in the amount of at least USD 500,000, and completion of capital raising of up to USD 8 million (on a pro rata basis for lesser amounts).

The material terms for Mr. Kaiser, the Chairman of our board of directors, are as follows since January 24, 2023: (1) an annual fee of $290,000, to be paid in four equal quarterly installments in USD or in NIS at the then-current exchange rate, which automatically increases by an amount equal to seven percent at the end of each year of service; (2) reimbursement of annual travel expenses of up to $18,000; (3) an allocation of restricted share units (RSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 13,400 ADSs), vesting over three years, pursuant to which 1/12 will vest every quarter until fully vested, with no exercise price, issued under the Company’s 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to either our sale or change in control; (4) an allocation of performance share units (PSUs) which vested into 1,340,000 ordinary shares (currently equivalent to 13,400 ADSs), upon achievement of a pre-determined milestone in 2024; (5) an annual bonus equal to 70% of the bonus awarded to the Chief Executive Officer in the applicable year; (6) severance pay equal to 12.5% of Mr. Kaiser’s annual fee upon the involuntary termination of his directorship, not for cause, following three to twelve months of service, or 25% following twelve or more months of service (or 50% of these amounts upon Mr. Kaiser’s resignation); and (7) other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification and exculpation undertakings to the fullest extent permitted by the Companies Law.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Messrs. Eli Arad and David Gerbi and their respective terms will expire at the Company’s annual general meeting of shareholders to be held in 2026;

●	the Class II director is Ms. Sari Singer and her term will expire at the Company’s annual general meeting of shareholders to be held in 2027; and

●	the Class III director is Mr. Yaron Kaiser and his term will expire at the Company’s annual general meeting of shareholders to be held in 2025.

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

Pursuant to regulations promulgated under the Companies Law, as a company with shares traded on Nasdaq, we have elected no to comply with the requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors. We are still subject to the gender diversity rule under the Companies Law, which requires that if, at the time a director is to be elected or appointed, all members of the board of directors are of the same gender, the director to be appointed must be of the other gender. The conditions to the exemptions from the Companies Law requirements are that: (i) the company does not have a “controlling shareholder,” as such term is defined under the Companies Law, (ii) its shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) it complies with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws, including the rules of the applicable exchange, that are applicable to U.S. domestic issuers.

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

The Companies Law requires that every shareholder that participates, in person or by proxy, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate generally results in the invalidation of that shareholder’s vote. However, regulations promulgated under the Companies Law provide that, for a company with shares listed on a stock exchange like Nasdaq, a shareholder may indicate to the company that such shareholder has no personal interest in the resolution by casting his/her vote; provided that the ballot states that, by casting his/her vote, such shareholders declares that he/she has no personal interest in the resolution, except for a personal interest that was disclosed to the company.

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

Executive Officers (other than the Chief Executive Officer). The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors and (iii) if such compensation arrangement is inconsistent with the company’s compensation policy, the company’s shareholders (the Compensation Special Majority Requirement). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors determine, based on detailed reasons and after reexamining the proposed compensation arrangement, that the approval of the proposed compensation arrangement is in the best interest of the company.

Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s chief executive officer in the following order: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (the Compensation Special Majority Requirement). However, if the shareholders of the company do not approve a compensation arrangement with the chief executive officer that deviates from the company’s compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if the compensation committee determines that the compensation arrangement is consistent with the company’s compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Compensation Policy

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to our directors and officers. Following the recommendation of our compensation committee, the compensation policy must be approved by our board of directors and our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. Nevertheless, if the shareholders of the company do not approve the proposed compensation policy, our compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors determine, based on detailed reasons and after reexamining the proposed compensation policy, that the adoption of the proposed compensation policy is in the best interest of the company. In addition, and without derogating from the aforementioned, under the Companies Law, our board of directors shall periodically review the compensation policy and any necessary amendment thereto, resulting from material changes in the circumstances under which it was adopted, or from other relevant factors.

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

D. Employees

As of December 31, 2024, we employed 24 employees based at our headquarters in Rehovot, Israel.

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

Unless otherwise noted below, each shareholder’s address is c/o Steakholder Foods Ltd., 5 David Fikes St., Rehovot 7638205, Israel.

	American Depositary Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage(1)
Directors and executive officers
Arik Kaufman(2)	78,509		1.9%
Oren Attiya	-		-
Itamar Atzmony(3)	6,699		*
Yaron Kaiser(4)	79,555		2.0%
David Gerbi(5)	9,923		*
Eli Arad(6)	9,407		*
Sari Singer(7)	9,477		*
All directors and executive officers as a group (7 persons)	152,986	(8)	3.8%

*	Less than one percent (1%).

(1)	Based on 4,033,815 ADSs, representing or able to represent Ordinary Shares, outstanding as of March 31, 2025.

(2)	Consists of 34,668 ADSs, 40,583 ADSs which have vested or are expected to vest within 60 days of the date of this annual report from employee RSUs for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only, restricted share units vesting into 1,592 ADSs exercisable within 60 days of the date of this annual report, and options exercisable into 1,667 ADSs within 60 days of the date of this annual report, with an exercise price of $51.90. These options expire on March 16, 2026.

(3)	Consists of 5,832 ADSs and options to purchase 867 ADSs exercisable within 60 days of the date of this annual report, with an exercise price of $39.90, expiring on July 23, 2026.

(4)	Consists of 36,688 ADSs based on information provided to us by Mr. Kaiser, options to purchase 1,167 ADSs exercisable within 60 days of the date of this annual report with an exercise price of $51.90, expiring on March 16, 2026, 40,583 ADSs which have vested or are expected to vest within 60 days of the date of this annual report from employee RSUs for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only, and restricted share units vesting into 1,117 ADSs exercisable within 60 days of the date of this annual report,.

(5)	Consists of 8,614 ADSs and options to purchase 1,309 ADSs within 60 days of the date of this annual report with an exercise price of $71.60. These options expire on July 20, 2025.

(6)	Consists of 8,098 ADSs and options to purchase 1,309 ADSs within 60 days of the date of this annual report with an exercise price of $71.60. These options expire on July 20, 2025.

(7)	Consists of 8,167 ADSs and options to purchase 1,309 ADSs within 60 days of the date of this annual report with an exercise price of $71.60. These options expire on July 20, 2025.

(8)	ADSs attributed to more than one executive director or officer appear once in the total amount attributed to all directors and officers as one group.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. Major Shareholders And Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, including ordinary shares represented by ADSs, as of the date of this Annual Report on Form 20-F, by each person or entity who beneficially owns 5% or more of the outstanding ordinary shares, to the best of our knowledge. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, we are not owned or controlled by a foreign government. Except for the major shareholders identified above, we have no knowledge of any corporation or other natural or legal person owning a significant interest in the Company.

To our knowledge, the significant changes in the percentage of beneficial ownership held by our major shareholders during the past three years have been the increase in the percentage of beneficial ownership by Armistice Capital, LLC to 9.99% in 2024, as described in the table below.

As of the date of this Annual Report on Form 20-F, there are five shareholders of record of our ordinary shares, of whom three are in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as most of the shares we have issued, including those represented by ADSs are currently recorded in the name of our ADS registrar, The Bank of New York Mellon. Based upon a review of the information provided to us by The Bank of New York, as of March 1, 2025, there were 25 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our ADSs nor is it representative of where such beneficial holders reside, since many of these ADSs were held of record by brokers or other nominees.

	ADSs Beneficially Owned
Name of Beneficial Owner	Number		Percentage(1)
5% or greater shareholders
Armistice Capital, LLC	346,487	(2)	9.99	%(3)

(1)	Based on 4,033,815 ADSs, representing or able to represent Ordinary Shares, outstanding as of March 31, 2025, unless stated otherwise herein.

(2)	This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2025, or the Schedule 13G/A Report, pursuant to which Armistice Capital, LLC, or Armistice Capital, reported that it is the beneficial owner of 346,487 ADSs. In addition, Armistice Capital is entitled to call shares in abeyance representable by 785,001 ADSs and exercise warrants into 2,871,429 ADSs, all within 60 days of the date hereof. Armistice Capital reported that it is the investment manager of Armistice Capital Master Fund Ltd., or the Master Fund, the direct holder of the aforementioned ADSs, and pursuant to an investment management agreement, or Investment Management Agreement, Armistice Capital exercises voting and investment power over our securities held by the Master Fund and thus may be deemed to beneficially own our securities held by the Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of our securities directly held by it by virtue of its inability to vote or dispose of such securities as a result of the Investment Management Agreement with Armistice Capital. The address for Armistice Capital and Mr. Boyd is 510 Madison Avenue, 7th Floor New York, New York 10022 USA.

(3)	Under the terms of the inducement offer letter with Armistice Capital from January 2024, Armistice Capital may not call the shares in abeyance or exercise the warrants to the extent such call or exercise would cause Armistice Capital, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 9.99% of our then-outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares not yet issuable upon exercise of the warrants which have not been exercised.The percentage is based on 3,496,037 ADSs, representing or able to represent Ordinary Shares, outstanding as December 31, 2024, which was the date of event of the Schedule 13G/A Report.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since January 1, 2021. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

Our Board of Directors, acting through our Audit Committee, is responsible for the review, approval, or ratification of related party transactions between us and related persons. Under Israeli law, related party transactions are subject to special approval requirements, see “Item 6C.–Board Practices–Fiduciary Duties and Approval of Related Party Transactions.”

Employment Agreements and Director Fees

We have entered into written employment agreements with each of our executive officers, which provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk factors - Risks relating to our operations - Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses. For further information, see “Management - Employment and Consulting Agreements.”

Directors and Officers Insurance Policy and Indemnification and Exculpation Agreements

In accordance with our articles of association, we have obtained Directors and Officers insurance for our executive officers and directors, and provide indemnification, exculpation and exemption undertakings to each of our directors and officers to the fullest extent permitted by the Companies Law.

Private Issuances of Securities

Engagement with BlueSoundWaves

On October 6, 2021, we entered into a services and collaboration agreement, or the Services and Collaboration Agreement, with BlueOcean Sustainability Fund, LLC, or BlueSoundWaves, pursuant to which BlueSoundWaves provides us with marketing and promotional services, strategic consulting advice, and partner and investor engagement services in the United States. As consideration for such services, BlueSoundWaves received (i) an option to purchase 6,215,770 ordinary shares, currently equal to 62,158 ADSs, and (ii) 1,243,150 restricted ordinary shares, currently equal to 12,432 ADSs.

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

B. Significant Changes

Since December 31, 2024, the following significant changes have occurred:

●	On February 27, 2025, we entered into a securities purchase agreement, or the SPA, with a certain investor, or the Investor, whereby the Investor purchased, following true-up adjustment: (i) 192,660 ADSs, each representing one hundred (100) ordinary shares, no par value, at a final offering price of $1.1391 per ADS, (ii) warrants to purchase up to 1,097,358 ADSs with an exercise price of $2.00 per ADS, and (iii) pre-funded warrants to purchase up to 904,698 ADSs, where the purchase of ADSs pursuant to the SPA would have otherwise resulted in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding ADSs immediately following the consummation of the SPA. The Investor purchased each pre-funded warrant for $1.139. Each of the pre-funded warrants is exercisable for one ADS at an exercise price of $0.0001 per ADS, is immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.

●	On February 27, 2025, we entered into an At-the-Money Offering Agreement, or ATMOA, with the Investor, whereby simultaneously with the private placement, we established an USD 8 million equity line of credit. The ATMOA allows us to provided us with a flexible funding mechanism to support our strategic growth initiatives while flexibly minimizing dilution to existing shareholders. The structure of the ATMOA ensures that we retain full control over the timing and amount of any equity sales, thereby providing financial stability and strategic flexibility. Pursuant to the ATMOA, we may sell to the Investor up to USD 8 million, or the Commitment Amount, of our ADSs, or Purchase Notice ADSs, from time to time during the term of the ATMOA. The ATMOA contains customary representations, warranties, conditions and indemnification obligations of the parties. Pursuant to the ATMOA, we also agreed to file a registration statement with the SEC, covering the resale of the ADSs issued or sold to the Investor under the ATMOA under the Securities Act. We cannot issue any ADSs to the Investor until the date that the ATMOA registration statement is declared effective by the SEC and a final prospectus in connection therewith is filed and all of the other conditions set forth in the ATMOA are satisfied. In consideration for the Investor’s execution and delivery of the ATMOA, we agreed to pay the Investor a commitment fee equal to two percent of the Commitment Amount within three business days of the effective date of the ATMOA registration statement. At the Company’s election, the commitment fee is payable in (i) cash or (ii) ADS (based on the dollar volume-weighted average price of the ADSs on the business day immediately preceding the issuance date).

Until June 30, 2026, under the terms and subject to the conditions of the ATMOA, from time to time, at our discretion, we have the right, but not the obligation, to issue to the Investor, and the Investor is obligated to purchase, the Purchase Notice ADSs, subject to certain limitations set forth in the ATMOA. Specifically, from time to time, we may, at our discretion, direct the Investor to purchase on any single business day no greater than USD 0.5 million in ADSs. If we and the Investor so agree, this limit may be increased to USD 3 million in ADSs. The purchase price in respect of any purchase notice shall equal a 6% discount on the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder.

The ATMOA also prohibits us from directing the Investor to purchase any ADSs if those ADSs, when aggregated with all other ADSs and ordinary shares then beneficially owned by the Investor and its affiliates, would result in the Investor and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of our voting power and the number of ordinary shares and ADSs outstanding immediately after to the issuance of Purchase Notice ADSs. The ATMOA does not include any of the following: (i) limitations on our use of amounts we receive as the purchase price for the ADSs sold to the Investor; (ii) financial or business covenants; (iii) restrictions on future financings; (iv) rights of first refusal; or (v) participation rights or penalties.

●	Since January 1, 2025, we have sold 169,534 ADSs for gross proceeds of approximately $278 thousand and net proceeds of approximately $265 thousand under an At-the-Money offering agreement of August 1, 2024, with underwriter fees of approximately $13 thousand.

●	On March 20, 2025, as part of our cost-reduction strategy, we signed an agreement with a third party in regards to the lease agreement of our laboratory and offices, originally signed in 2021. The original lease was signed for a four-year term with an option to extend the lease for an additional four-year term. According to the agreement, the third party will take over the lease agreement from us and sublease the property to us for a reduced amount, effectively reducing our rental expenses by about 50% between March and November 2025 and will compensate us for waivers on our part. We will not exercise our lease renewal option. The termination of the agreement in November 2025 with regard to us is expected to eliminate the right-of-use asset and lease liability, which are valued at USD 2.8 million and USD 2.4 million, respectively, as of December 31, 2024.

ITEM 9. The Offer And Listing

A. Offer and Listing Details

ADSs

The ADSs, representing our ordinary shares, are traded on the Nasdaq under the symbol “STKH.”

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

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax on both ordinary income and capital gains, currently at the rate of 23% of a company’s taxable income. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise” which are benefitted tax regimes under the Law for Encouragement of Capital Investments-1959, may be considerably lower. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income in 2024, a tax rate of 23% for corporations and a marginal tax rate of up to 47% for individuals, unless contrary provisions in a relevant tax treaty applies. In addition, a 3% excess tax (as discussed below) is levied on individuals whose total taxable income in Israel in 2025 exceeded NIS 721,560. As detailed below, according to new legislation, in effect as of January 1, 2025, an additional 2% excess tax will apply on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual).

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

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the U.S.- Israel Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, for dividends not generated by a Preferred Enterprises, Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise under the Encouragement of Capital Investments Lawand paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% , provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the U.S.-Israel Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. In this case, 20% withholding tax rate will apply for such dividend to a United States corporate shareholder under the Encouragement of Capital Investments Law (4% withholding tax rate will apply providing certain conditions are met on dividend distribution from Preferred Technology Enterprise or Special Preferred Technology Enterprise)

If the dividend is attributable partly to income derived from a Preferred Enterprise, Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents (for purposes of the U.S.-Israel Treaty) who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes up to the amount of the taxes withheld, subject to detailed rules contained in U.S. tax law.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2025 (which amount will be linked to the annual change in the Israeli consumer price index from 2028), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax will apply on Capital-Sourced Income to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 for 2025 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs. A copy of the Deposit Agreement was filed as Exhibit 4.1 to our amended registration statement on Form F-1 filed with the SEC on March 5, 2021 and is incorporated by reference herein.

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

ITEM 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

ITEM 15. Controls And Procedures

A. Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our chief executive officer and vice president of finance, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

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

Our management assessed our internal control over financial reporting as of December 31, 2024, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

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

D. Changes in Internal Control over Financial Reporting

While there were changes in the personnel responsible for financial reporting, there were no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code Of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that is applicable to all of our directors, executives and other employees, and those of our affiliates. A copy of the Code of Conduct is available on our website at www.steakholderfoods.com. Any waivers of the Code of Ethics for directors and officers require the approval of the audit committee of our board of directors. We expect that any amendments to the Code of Conduct will be disclosed on our website. We granted no waivers under our Code of Ethics and Conduct in 2024.

ITEM 16C. Principal Accountant Fees And Services

Fees Paid to Independent Registered Public Accounting Firm

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2024 and 2023. Following are Somekh Chaikin’s fees for professional services in each of the respective fiscal years:

	Year ended December 31,
	2024	2023
	USD, in thousands

Audit fees(1)	218	329
Tax fees(2)	29	24
Total	247	353

(1)	Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Tax fees include fees billed for tax compliance services that were rendered during the most recent fiscal year, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

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

Our management team, including our IT Manager, is responsible for assessing and managing our material risks from cybersecurity threats. The IT Manager has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our IT Manager’s experience includes over 12 years in the information technology and security fields, including at publicly-traded companies, and credentials including MCSA/MSCE, Fortinet Certified Expert Cybersecurity, AZ-900: Microsoft Azure Fundamentals and Certified Information Security Manager (CISM).

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

ITEM 19. Exhibits

Exhibit No.	Description
1.1	Steakholder Foods Ltd. Articles of Association

2.1	Form of Deposit Agreement between the Registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued by the Company (incorporated herein by reference to Exhibit 2.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities pursuant to Section 12 of the Securities and Exchange Act of 1934

4.1	Rental Agreement by and between the Registrant and Gav-Yam Lands Corp, Ltd., dated May 18, 2021 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.2	Services and Collaboration Agreement by and between the Registrant and BlueOcean Sustainability Fund, LLC, dated October 6, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.3	Employment Agreement by and between the Registrant and Arik Kaufman, dated March 15, 2022, as amended on April 5, 2022 and April 20, 2023 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

4.4	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

4.5*	Form of Exculpation Agreement (incorporated herein by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.6*	2018 Option and Restricted Stock Unit Allocation Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.7	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 4, 2023)

4.8	Compensation Policy for Directors and Officers (incorporated herein by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

4.9	Securities Purchase Agreement, dated as of February 27, 2025, between the Company and the investor identified on the signature page thereto (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.10	Form of ADS Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.11	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.12

Registration Rights Agreement, dated as of February 27, 2025, between the Company and the investor identified on the signature page thereto (incorporated herein by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.13	Any Market Purchase Agreement, dated as of February 27, 2025 between the Company and the investor identified on the signature page thereto (incorporated herein by reference to Exhibit 10.5 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.14*#	Summary of Sublease Agreement by and between the Company and a third party, dated March 20, 2025

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

11.1	Insider Trading Policy

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, member firm of KPMG International, independent registered public accounting firm

97.1	Steakholder Foods Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	English translation of original Hebrew document.

#	Certain confidential information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for this filing and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
Arik Kaufman
Chief Executive Officer

Date: March 31, 2025

STEAKHOLDER FOODS LTD

Steakholder Foods Ltd.

STEAKHOLDER FOODS LTD

Report of Independent Registered Public Accounting Firm

To the Shareholders of Steakholder Foods Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Steakholder Foods Ltd. and its subsidiaries, (hereinafter: “the Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1e. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Tel Aviv, Israel

March 31, 2025

STEAKHOLDER FOODS LTD

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,260	4,248
Marketable securities (including related parties)	102	351
Prepaid expenses and other current assets	411	367

Total current assets	1,773	4,966

NON-CURRENT ASSETS:
Restricted deposits	314	301
Long-term loan	54	-
Right-of-use asset	2,788	3,212
Property and equipment, net	2,858	2,344

Total non-current assets	6,014	5,857

Total assets	7,787	10,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables and accruals	927	1,783
Other liabilities	192	193
Trade payables	166	154
Current lease liability	386	355

Total current liabilities	1,671	2,485

NON-CURRENT LIABILITIES

Long term lease liability	2,069	2,456

Total non-current liabilities	2,069	2,456

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS’ EQUITY
Ordinary shares – no par value, Authorized 5,000,000,000 shares. Issued and outstanding 349,603,759 and 251,756,047 at December 31, 2024 and December 31, 2023, respectively	-	-
Additional paid in capital	82,744	76,058
Accumulated deficit	(78,697)	(70,176)

Total shareholders’ equity	4,047	5,882

Total liabilities and shareholders’ equity	7,787	10,823

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2024	2023	2022

Revenue	10	-	-
Cost of revenue	22	-	-

Gross loss	12	-	-

Research and development, net	3,518	7,095	6,529
Marketing	1,192	1,937	2,874
Marketing with related party	172	745	2,210
General and administrative	3,582	4,401	5,485

Total operating loss	8,476	14,178	17,098

Financial expenses (income), net	45	1,369	(2,565)

Loss from continuing operations	8,521	15,547	14,533

Net loss from discontinued operations	-	1,317	7,326

Loss for the year	8,521	16,864	21,859

Other comprehensive (income) loss:

Foreign currency translation differences	-	(230)	121

Other comprehensive (income) loss for the year, net	-	(230)	121

Total comprehensive loss	8,521	16,634	21,980

Net loss per share from continuing operations – basic and diluted	(0.02)	(0.07)	(0.11)
Net loss per share from discontinued operations – basic and diluted	-	(0.01)	(0.05)
Weighted average shares outstanding – basic and diluted	417,642,811	236,645,676	135,900,869

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except per share data)

	Ordinary Shares (*)		Additional Paid-in	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Value (**)	Capital	Income (loss)	deficit	Equity
Balance as of January 1, 2022	125,770,108	-	52,963	(109)	(31,453)	21,401

Exercise of stock options and RSU	1,107,736	-	53	-	-	53
Share-based compensation	-	-	3,356	-	-	3,356
Issuance of shares and warrants, net	19,593,836	-	6,570	-	-	6,570
Other comprehensive loss	-	-	-	(121)	-	(121)
Net loss	-	-	-	-	(21,859)	(21,859)

Balance as of December 31, 2022	146,471,680	-	62,942	(230)	(53,312)	9,400
Share-based compensation	3,462,487	-	1,859	-	-	1,859
Issuance of shares and warrants, net	101,821,880	-	11,257	-	-	11,257
Other comprehensive loss	-	-	-	230	-	230
Net loss	-	-	-	-	(16,864)	(16,864)

Balance as of December 31, 2023	251,756,047	-	76,058	-	(70,176)	5,882
Share-based compensation	8,317,863	-	377	-	-	377
Issuance of shares, net	17,875,400	-	324	-	-	324
Issuance and exercise of warrants, net	71,654,449	-	5,985	-	-	5,985
Net loss	-	-	-	-	(8,521)	(8,521)

Balance as of December 31, 2024	349,603,759	-	82,744	-	(78,697)	4,047

(*)	Not including shares held in abeyance
(**)	No par value

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net Loss	(8,521)	(16,864)	(21,859)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	467	503	837
Change in fair value of financial liabilities	-	(4)	(2,603)
Change in fair value of other investment	-	1,148	(99)
Change in fair value of marketable securities (including related parties)	179	84	-
Change in lease right of use assets	424	417	494
Change in lease liabilities	(356)	(524)	(486)
Share-based compensation	205	1,114	1,146
Share-based compensation with related party	172	745	2,210
Loss from the sale of Fixed assets	23	-	-
Impairment loss on fixed asset	-	-	1,210
Loss of control of discontinued operation	-	(178)	-
Decrease (increase) in prepaid expenses and other current assets	(30)	153	1,904
Research and development expenses	-	-	1,562
Foreign exchange gain or losses	(71)	162	210
Increase (decrease) in trade payables	(41)	(460)	452
Increase (decrease) in accounts payables and accruals	(909)	977	201
Net cash used in operating activities	(8,458)	(12,727)	(14,821)

Cash flows from investing activities:

Acquisition of fixed assets	(985)	(270)	(2,901)
Increase (decrease) in restricted deposit	(14)	16	5
Long-term loan provided	(54)	-	-
Proceeds from other investment	-	88	143
Investment in process research and development asset	-	-	(838)
Proceeds from the sale of (Investment in) marketable securities (including related parties)	65	(435)	-
Proceeds from the sale of Fixed assets	32	-	-
Net cash decrease from loss of control over discontinued operations	-	(163)	-
Net cash used in investing activities	(956)	(764)	(3,591)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants	422	12,500	6,300
Issuance costs	(642)	(1,243)	(454)
Proceeds from exercise of warrants and stock options	6,604	-	53
Net cash provided by financing activities	6,384	11,257	5,899
Effect of exchange rate changes on cash and cash equivalents	42	198	(379)
Decrease in cash and cash equivalents	(2,988)	(2,036)	(12,892)

Cash and cash equivalents, beginning of the year	4,248	6,284	19,176
Cash and cash equivalents end of the year	1,260	4,248	6,284

Supplemental information for non-cash transactions
Non-cash purchase of property and equipment	52	-	7
Issuance of shares and options against in process research and development asset	-	-	724
Right-of-use asset recognized with corresponding lease liability	-	-	3,787
Issuance costs	75	-	-

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market (Nasdaq), listing American Depositary Shares (ADSs), each representing one hundred (100) ordinary shares of no par value, for trade under the ticker STKH, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 5 David Fikes St., Rehovot, Israel. In July 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

b.	The Company’s foodtech activities were commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called Steakholder Innovation Ltd. As the Company was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees of MeaTech Ltd., the transaction was treated as a reverse acquisition that does not constitute a business combination. The Company had two subsidiaries that ceased their operations, and therefore were deconsolidated in 2024.

c.

The Company is developing and selling two types of 3D-printing production machines, plant-based premix blends and plant-based products that aim to replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. Also, the Company is exploring the integration of cultivated cells, preparing for future advancements in food technology. The Company believes that its alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

d.

Since its inception, the Company has incurred significant losses and negative cash flows from operations and as of December 31, 2024, has an accumulated deficit of USD 78,697 thousand. The Company has financed its operations mainly through fundraising from various investors. The Company’s management expects that the Company may continue to generate losses and negative cash flows from operations for the foreseeable future. In considering the Company’s expected cash usage, the Company’s cash balance as of December 31, 2024, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements, which raises substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is looking to secure financing from various sources, including capital inflows from strategic partnerships or additional investment funding (See also Note 17). There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operations. If the Company is unsuccessful in securing sufficient financing, it may need to cease operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

e.	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The Company’s activities in Israel have not been substantially affected. During the year ended December 31, 2024, the impact of this war on the Company’s results of operations and financial condition was immaterial, however such impact may increase, and even become material, as a result of the continuation, escalation or expansion of such war. In such a scenario, the Company may encounter difficulties in raising funds and establishing new collaborations with foreign companies.

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as issued by the Financial Accounting Standards Board, or FASB.

B.	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting and measurement estimates that require management’s subjective judgments include, but are not limited to, those related to share-based compensation at each balance sheet date. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Foreign currency translation and transactions

The Company’s management believes that the United States dollar (“USD”) is the currency that represents the primary economic environment in which the Company and its Israeli subsidiary operate and is therefore the functional currency of their operations. Thus, the functional and reporting currency of the Company is the U.S. dollar.

E.	Discontinued operations

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

Restricted deposits are automatically renewed on a weekly basis and are used as security for the rental of premises and for the Company’s credit cards. As of December 31, 2024 and 2023, the Company’s bank deposits were denominated in New Israeli Shekels (“NIS”) and bore interest at a weighted average interest rate of 4.16%.

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, other investment marketable securities and a long-term loan.

For cash and cash equivalents and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets exceed government-insured limits. The Company maintains its cash and cash equivalents and restricted deposits with financial institutions that management believes are of high credit quality and has not experienced any losses on these accounts.

For its long-term loan, the Company is exposed to credit risk in the event of default by the borrower.

I.	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Computers	3 years
Laboratory equipment	7 years
Machinery and equipment	10 years
Office Equipment	7-14 years
Leasehold Improvements	8 years

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

The carrying amounts of property and equipment are reviewed for impairment in accordance with ASC Topic 360, Property, Plant and Equipment (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying amount. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. There were no impairment losses during financial years 2024 and 2023. For the year ended on December 31, 2022, the Company recorded an impairment loss of USD 1,210 thousand.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted the new accounting standard for the fiscal year 2024. See also note 13.

K.	Leases

The Company accounts for its leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term; the lease contains an option to purchase the asset that is reasonably certain to be exercised; the lease term is for a major part of the remaining useful life of the asset; the present value of the lease payments equals or exceeds substantially all of the fair value of the asset; or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. During the periods presented, the Company’s lease is accounted for as an operating lease.

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company’s lease agreements may include lease and non-lease components, such as services or maintenance, which are combined and accounted for as a single lease component. Certain lease agreements contain variable payments, including payments linked to a consumer price index (“CPI”). Variable lease payments linked to a CPI are initially measured using the index in effect at lease commencement, and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.

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

L.	Fair value measurement

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

The carrying value of cash and cash equivalents, restricted deposits and other current assets, accounts payables and accruals and trade and other payables approximate their fair values due to the short-term maturities of such instruments.

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.	Marketable securities and other investments

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

For other investments, the Company accounts for investments in fixed maturity securities as trading at acquisition, based on intent or via the election of the fair value option in accordance with ASC Topic 320, Investments - Debt Securities (“ASC 320”). The investment is carried at fair value using a Level 3 fair value measurement, with realized and unrealized gains and losses reported in financial income (expenses), net in the consolidated statements of comprehensive loss (for the investment in the separation agreement with Therapin see also Note 7.)

The Company considers impairments to be changes in value that are driven by a change in the debtor’s ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income (expenses), net when the impairment is incurred. During the year ended December 31, 2023, a credit impairment loss was recognized for an amount of USD 1,148 thousand. During the years ended December 31, 2024 and 2022, no credit loss impairments were recognized.

The Company classifies its other investment as either short-term or long-term based on each instrument’s underlying contractual maturity date as well as the intended time of realization. Other investment with maturities of 12 months or less are classified as short-term, and other investments with maturities greater than 12 months are classified as long-term.

N.	Warrants

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

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.	Contingencies

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

P.	Severance pay

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

All the Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14, employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance expense for the years ended December 31, 2024, 2023 and 2022, amounted to USD 237 thousand, USD 323 thousand and USD 305 thousand, respectively.

Q.	Basic and diluted net loss per ordinary share

The Company follows FASB ASC 260, Earnings Per Share (“ASC 260”), which requires the reporting of both basic and diluted earnings per ordinary share. Earnings per share (“EPS”) is calculated using the weighted average number of ordinary shares outstanding during each period.

Basic net loss per share for both continuing and discontinued operations are computed by dividing net loss from continuing operations and net loss from discontinued operations attributable to ordinary shareholders by the weighted-average number of ordinary shares, including (i) pre-funded warrants to purchase ordinary shares, outstanding for the period because their exercise requires only little or no consideration. (ii) shares held in abeyance because there is no consideration required for delivery of the shares.

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

R.	Revenues

The Company generates revenues from the sale of plant-based premix blends.

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract;

5.	Recognize revenue when (or as) the performance obligation is satisfied.

The Company accounts for a contract with customer when both it and its counterparty have approved and committed to the contract, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s sales contract includes one type of performance obligation, which is satisfied at a point in time. The Company recognizes revenue upon transfer of control of the plant-based premix blends to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the plant-based premix blends. The transfer of control over the plant-based premix blends occurs when the Company fulfills its performance obligations according to the agreed-upon terms of the contract with the customer. Currently, the Company does not provide a right of return.

During the reporting period, the Company supplied a customer in Israel with plant-based premix blends. The Company recognizes revenue related to the sale of the premix blends during the reporting period upon the delivery of goods to the customer.

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.	Research and development

Research and development costs are expensed to the statement of Comprehensive loss as incurred, net of government grants which represents participations in research and development.

Research and development costs, consisting primarily of employee compensation, operating supplies, facility costs and depreciation, are expensed as incurred.

The Company receives royalty-bearing grants, which represents participation of the Israel Innovation Authority and the Singapore-Israel Industrial Research and Development (SIIRD) Foundation in approved programs for research and development. At the time the grants were received, successful development of the related projects was not assured. As such, these grants are recognized as a reduction of research and development expenses as the related costs are incurred.

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

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

As of December 31, 2024, and 2023, no liability for unrecognized tax benefits was recorded.

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

Recently issued accounting pronouncements, not yet adopted

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

STEAKHOLDER FOODS LTD

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2024	2023
Institutions	107	37
Prepaid expenses	292	330
Other	12	-
	411	367

NOTE 4 – PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2024	2023
Cost:
Computers	240	228
Laboratory equipment	1,836	1,764
Machinery and equipment	1,160	477
Office Equipment	294	272
Leasehold Improvements	804	627
	4,334	3,368

Less – accumulated depreciation	(1,476)	(1,024)

	2,858	2,344

The depreciation expense related to property and equipment, net for the years ended December 2024, 2023 and 2022 was included in the Company’s consolidated statements of comprehensive loss, excluding discontinued operations in the amount of USD 0 thousand, USD 51 thousand and USD 453 thousand, respectively.

Additionally, during the year, the Company sold fixed assets for total consideration of USD 32 thousand with a net book value of USD 55 thousand.

	Year ended December 31,
	2024	2023	2022
Research and development, net	355	299	297
Marketing	6	23	26
General and administrative	106	130	61
	467	452	384

NOTE 5 – ACOUNT PAYABLES AND ACCRUALS

	December 31,
	2024	2023
Accrued expenses	394	532
Employee benefits	523	1,241
Other	10	10
	927	1,783

STEAKHOLDER FOODS LTD

NOTE 6 – LEASES

The Company’s main operating lease expenses include lease of office space and laboratory facilities. The lease agreement for this property was signed in 2021 for a four-year initial term with an option to extend for an additional four-year term. As of December 31, 2024, the Company estimated that the lease extension option would be exercised. For details of a subsequent event to the balance sheet date, see Note 17(d).

The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right of use asset and a lease liability at the lease commencement date.

As of December 31, 2024 and 2023, the Company has no financing leases.

The components of lease expense were as follows for the periods presented (in thousands):

	Year ended December 31,
	2024	2023	2022
Operating lease cost	638	580	586
Short-term lease cost	-	-	20
Variable lease cost	73	52	26
Total lease cost	711	632	632

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2024	2023
Weighted average remaining lease term	5.1	7
Weighted average discount rate	8.767%	8.767%

Cash payments related to operating lease liabilities for the years ended December 31, 2024, 2023, and 2022, were USD 641 thousand, USD 620 thousand and USD 604 thousand, respectively.

The maturities of the Company’s operating lease liabilities were as follows (in thousand):

Fiscal years ending December 31,	December 31, 2024
2025	575
2026	595
2027	595
2028	595
Thereafter	647

Total undiscounted lease payments	3,007

Less imputed interest	(552)

Total lease liabilities	2,455

NOTE 7 – FAIR VALUE MEASUREMENT

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Year ended December 31, 2024
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities	102	102	-	-
	102	102	-	-

	Year ended December 31, 2023
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities	351	351	-	-
	351	351	-	-

STEAKHOLDER FOODS LTD

NOTE 7 – FAIR VALUE MEASUREMENT (CONT.)

During the years ended December 31, 2024, and 2023, the Company had no transfers in or out of Level 3 of the fair value hierarchy of its assets measured at fair value.

Marketable securities with a former related party

On April 3, 2023, the Company announced its participation in an investment round in Wilk Technologies Ltd. (TASE: WILK), which was a related party at that time, alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). As part of the investment, the Company purchased ordinary shares of Wilk in the amount of USD 435 thousand at a 15% discount to its 45-day average closing price, giving the Company a 2.5% investment in Wilk. As of December 31, 2024, the investment is no longer considered a related-party transaction.

The Company re-measured the asset using a Level 1 fair value measurement, as its prices are quoted in an active market.

Other investments

On May 26, 2020, the Company entered into a separation agreement with Therapin, replacing an investment agreement with a debt arrangement. Therapin committed to monthly payments totaling NIS 4,800 thousand, plus NIS 2,450 thousand upon an exit event. The agreement allows for shares or cash repayment upon exit. Under ASC 825, the Company opted for fair value accounting, using Level 3 measurement. During 2023, Therapin experienced delays in payments to the Company, which received only USD 88 thousand. Due to Therapin’s financial difficulties, and the current market conditions in the cannabis sector in which Therapin operated, in November 2023, Therapin filed for a stay of proceeding in the District Court in Nazareth. Therefore, the Company assesses no further payments will be received and revaluated the investment to USD 0 as of December 31, 2024 and 2023. For the year ended December 31, 2024, the Company did not record any re-valuation financing expense or income. For the year ended December 31, 2023, the Company recorded a re-valuation financing expense in the amount of USD 1,148 thousand and for the year ended December 31, 2022 the Company recorded a re-valuation financing income in the amount of USD 99 thousand.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

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

Ophectra

a.	In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor, Ophectra, regarding two alleged matters during the years 2017 and 2018. The ISA views the Company as a party to this proceeding, notwithstanding the infractions being alleged against Ophectra, from a period prior to its merger with MeaTech. This proceeding is of an administrative nature and carries a potential penalty in the form of a monetary fine. In April 2021, following negotiations with the ISA, the Company agreed to settle the matter for USD 192 thousand (NIS 700 thousand), for which the Company recorded a loss contingency. The settlement is subject to approval of the ISA’s Enforcement Committee. As all the other parties to the proceeding with regard to one of the two matters before the tribunal were found not liable, and as the Chairman of the administrative tribunal hearing the case wrote that the interests of justice dictate that the Company should likewise not be found liable, the Company has initiated procedures to formalize this determination with respect to the Company, notwithstanding the settlement. However due to lack of certainty with the regard to the outcome of this proceeding, and due to a second matter before the tribunal for which not all parties have been found not liable, the Company has retained the aforementioned provision.

b.	In February 2021, a civil claim was lodged against the fund that was set up at the time of the merger with MeaTech to settle claims relating to Ophectra's activities prior to the merger, in an amount of approximately USD 700 thousand (NIS 2,695 thousand). In March 2025, the settlement fund and other parties settled the matter out of court, which adopted the parties’ settlement, and, pursuant to a joint motion submitted to it, dismissed the claim against the Company’s settlement fund.

STEAKHOLDER FOODS LTD

NOTE 9 – ENGAGEMENT IN COLLABORATIONS AGREEMENTS AND PILOT PROGRAMS

Collaboration agreement with Wyler Farm

On May 13, 2024, the Company announced a royalties and raw materials supply agreement (the “Wyler Agreement”) with Wyler Farm Ltd., a leader in alternative protein production, whereby Wyler Farm will manufacture alternative proteins on a commercial scale using materials purchased from the Company, and pay the Company royalties from the sales. Additionally, the Company agreed to finance the procurement of the equipment necessary for Wyler to establish alternative proteins production, as a result of which, the company has recognized an amount of USD 54 thousand as a long-term loan as of December 31, 2024. Pursuant to the terms of the loan, Wyler Farm will reimburse the Company for the full cost of purchasing the equipment in quarterly payments in amounts derived from revenues generated by products manufactured using materials provided pursuant to the Wyler Agreement. Any unrepaid portion of the loan will bear 5% annual interest.  The Wyler Agreement has an initial term of two years and shall automatically be renewed for a successive 12-month period provided the parties have reached an agreement or alternatively subject to the automatic update mechanism, regarding the sales target, as described in the Wyler Agreement. As of December 31, 2024, no revenues have yet been recognized.

The execution of the Wyler Agreement was deemed the achievement of pre-determined performance conditions that led to the vesting of performance share units (PSUs) into 32,500 ADS. For further information, see Note 11.

Agreement with Premazon

On July 23, 2024, the Company announced an agreement with Premazon, a renowned frozen foods manufacturer and institutional market distributor. This partnership will introduce a new line of plant-based fish products, developed with Steakholder’s fish premix blends and made commercially available through Premazon’s manufacturing capabilities and distribution network. Through this partnership, Premazon will integrate the Company’s fish premix blends into a new plant-based white fish kebab line.

On September 17, 2024, the Company signed a supply agreement with Bondor Foods Ltd. (“Bondor Foods”), a sister company of Premazon. This agreement has an initial term of two years and shall automatically be renewed for successive 12-month period unless either party provides a written notice of termination at least 90 days before the renewal date. According to the agreement, the Company will receive orders from Bondoor Foods and deliver the fish premix blends in return for payment according to the Company’s updated price list.

In December 2024, the Company delivered its first order to Bondor Foods, resulting in the recognition of 10 thousand USD in revenue.

NOTE 10 – SHAREHOLDERS’ EQUITY

(1)	The holders of ordinary share have the right to one vote for each ordinary share held of record by such holder with respect to all matters on which shareholders are entitled to vote, to receive dividends as they may be declared at the discretion of the Company’s Board of Directors and to participate in the balance of the Company’s assets remaining after liquidation, dissolution or winding up, ratably in proportion to the number of ordinary shares held by them. Except for contractual rights of certain investors, shareholders have no pre-emptive or similar rights and are not subject to redemption rights and carry no subscription or conversion rights.

(2)	As part of the acquisition of Peace of Meat, during 2022 and 2021 the Company issued 846,000 shares and 5,923,000 ordinary shares, respectively to the Peace of Meat shareholders.

(3)	On July 5, 2022, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 60,000 ADSs, at a price of USD 35 per ADS, pre-funded warrants to purchase 125,714 ADSs at a price of USD 34.999 (that was already paid) with an exercise price of USD 0.001 per ADS to be paid once exercised, classified as equity, and warrants to purchase 185,714 ADSs for five years with an exercise price of USD 35.0 per ADS, classified as equity. The securities were offered in the framework of a registered direct offering. The gross proceeds were approximately USD 6,500 thousand, and the net proceeds were approximately USD 5,800 thousand. Issuance costs were recognized as a reduction of equity. All pre-funded warrants were exercised through December 31, 2022.

STEAKHOLDER FOODS LTD

NOTE 10 – SHAREHOLDERS’ EQUITY (CONT.)

(4)	On January 9, 2023, the Company consummated an underwritten public offering of 155,000 ADSs at a price of USD 10 per ADS, pre-funded warrants, classified in equity, to purchase 495,000 ADSs at a purchase price of USD 9.999 per warrant and an exercise price of USD 0.001 per ADS, and ADS warrants, classified in equity, to purchase 650,000 ADSs, exercisable immediately for a period of five years, with an exercise price of USD 10 per ADS, for total immediate gross proceeds of approximately USD 6,500 thousand.

As part of the offering, the Company issued Underwriter Warrants, classified as equity, to purchase 16,250 ADSs. The Underwriter Warrants are exercisable beginning six months from the effective date of the offering, from time to time, in whole or in part, for a period of five years, with an exercise price of USD 10 per ADS with an aggregated fair value of USD 131 thousand, that were allocated to premium on shares.

In addition, the underwriters were granted with an option exercisable within 45 days from January 9, 2023, to purchase up to 97,500 additional ADSs and Warrants to purchase 97,500 additional ADSs, from the Company at the public offering price, less the underwriting discounts and commissions. This option was not exercised by the underwriters. Underwriting discounts and other offering expenses totaled approximately USD 700 thousand.

Following the public offering the Company entered into a warrant amendment (the “Amendment”) according to which the exercise price of the warrants to purchase 185,714 ADSs was reduced from USD 35 to USD 10, and the termination date was extended for approximately six months. The Amendment was accounted for as a modification of a freestanding equity-classified warrant that remains equity classified after the modification. according to ASU 2021-04. The effect of the modification was recognized as an equity issuance cost. All pre-funded warrants were exercised through December 31, 2023.

(5)	On July 27, 2023, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of: (i) 109,500 ADSs, at an offering price of USD 10 per ADS, and (ii) pre-funded warrants to purchase up to 490,500 ADSs at an offering price of USD 9.99 per pre-funded warrant. Each pre-funded warrant was exercisable for one ADS. The pre-funded warrants had an exercise price of USD 0.01 per ADS and could be exercised at any time for a period of 3.5 years until exercised in full. The pre-funded warrants were classified in equity, and were all exercised through December 31, 2024. The securities were offered in the framework of a registered direct offering. In addition, the Company allocated warrants to purchase 42,000 ADSs, to the placement agent (or its designees) as compensation in connection with this offering, at an exercise price of USD 12.50 per ADS. The ADS Warrants were classified as equity. In a concurrent private placement, the Company allocated to the investor unregistered warrants to purchase up to 600,000 ADSs at an exercise price of USD 11 per ADS. The gross proceeds were approximately USD 6,000 thousand, and the net proceeds were approximately USD 5,500 thousand.

(6)

On January 24, 2024, the Company entered into an inducement offer letter agreement with a certain holder of existing warrants to exercise these warrants as follows: (i) 600,000 ADSs issued in July 2023 at an exercise price of USD 11.0 per ADS, (ii) 650,000 ADSs issued in January 2023 at an exercise price of USD 10.00 per ADS and (iii) 185,714 ADSs issued in July 2022 at an exercise price of USD 10.00 per ADS (all herein “the Exercised Warrants”). The total immediate gross proceeds were approximately USD 6,600 thousand. Pursuant to the letter agreement, the holder agreed to exercise for cash its Exercised Warrants to an aggregate of 1,435,714 ADSs at a reduced exercise price of USD 4.60 per ADS in consideration of New Warrants to purchase up to an aggregate of 2,871,429 ADSs at an exercise price of USD 4.85 per ADS that have a term of exercise of between three and a half years with respect to 1,200,000 New Warrants and five years with respect to 1,671,429 New Warrants, classified as equity. Due to beneficial ownership limitation provisions in the inducement letter, only 70,500 Exercised Warrants were immediately exercised into ADSs, while the remaining 1,365,214 ADSs were placed in abeyance for the benefit of the Holder until receipt of notice from the latter that the ADSs may be issued in compliance with such limitation. As of the balance sheet date, notices to issue 414,213 ADSs had been received from the holder, with shares representable by 951,001 ADSs remaining in abeyance. Underwriting discounts and other offering expenses totaled approximately USD 600 thousand.

In accordance with ASU 2021-04, the modification of the equity-classified warrants was accounted for as issuance costs of the equity instruments issued.

As part of the warrant exercise and New Warrant allocation, the Company issued Underwriter Warrants, classified as equity, to purchase 100,500 ADSs. The Underwriter Warrants are exercisable from time to time, in whole or in part, for a period of five years from the effective date of the offering, with an exercise price of USD 5.75 per ADS.

STEAKHOLDER FOODS LTD

NOTE 10 – SHAREHOLDERS’ EQUITY (CONT.)

(7)	On April 4, 2024, the Company effected an adjustment to the ratio of ordinary shares to American Depositary Shares (“ADSs”) at a ratio of 10:1, such that after the ratio adjustment was effected, every 10 ADSs were consolidated into 1 ADS and each ADS now represents one hundred (100) ordinary shares, instead of ten (10) ordinary shares prior to the ratio adjustment. All share and per share amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the consolidated financial statements and notes thereto have been presented with the updated ratio of ordinary shares to ADSs.

(8)	On August 1, 2024, the Company filed a supplement to its shelf registration statement on Form F-3 with the SEC, which allows the Company to sell, from time to time, and at its discretion, subject to the Company’s compliance with applicable laws and the applicable requirements of an At-the-Market Offering Agreement (as defined below), ADSs having an aggregate offering price of up to $4.0 million pursuant to an “at the market” offering program (the “ATM Program”). The Company uses the net proceeds from sales of its ADSs issued under the ATM Program for general corporate and working capital purposes. The timing of any sales and the number of shares sold, depend on a variety of factors determined by the Company.

The At-the-Market Offering Agreement was entered into by the Company and H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, on August 1, 2024. The Company pays Wainwright a commission equal to 3% of the aggregate gross proceeds of any shares sold through Wainwright pursuant to the Offering Agreement. In addition, pursuant to the Agreement, the Company incurred additional costs of USD 75 thousand as a result of the establishment of the ATM Program facility. The Company is not obligated to sell any shares under the Offering Agreement. As of December 31, 2024, the Company had received gross proceeds of approximately $0.4 million for the sale of 178,754 ADSs under the Offering Agreement, and approximately $3.6 million of capacity under the Offering Agreement remained available. For details of sales subsequent to the balance sheet date, see Note 17(c) below.

The table below summarizes the Company’s equity securities in ADS terms as of December 31, 2024:

	Warrants outstanding as of December 31, 2024	Exercise price in USD	Expiration date
Shares in Abeyance	951,001
ADS warrants	3,030,179	4.85-12.5	2.5-4

Total outstanding	3,981,180

STEAKHOLDER FOODS LTD

NOTE 11 – SHARE-BASED COMPENSATION

The Company has adopted a share-based compensation plan, the 2022 Share Incentive Plan (the Plan), from which share-based compensation awards can be granted to employees, directors and consultants. As of December 31, 2024, there were 197,731 ADSs authorized for issuance and not yet issued under the Plan.

The Company has issued stock option and restricted share unit (RSU) awards to management, other employees, consultants, and directors. These awards generally vest ratably over a three-year period and the option awards expire after a term of five years or four years from the date of grant. The Company’s option and RSUs awards have vesting conditions based on service periods. The Company allocated performance share units (PSUs) that vested in 2024, with vesting conditions based on achievement of pre-determined performance conditions.

New allotments during the year ended December 31, 2024, all of which are non-tradable and physically-settled, are set out below:

Date of grant	Eligible Recipients	Terms of the instrument	No. of ADSs	Vesting Conditions
April 30, 2024	Company Employees	Restricted share units	1,590	1/3 after one year from the commencement of employment and the balance in quarterly tranches over 2 years
May 1, 2024	Consultant	Stock options	7,400	4 quarterly tranches
June 30, 2024	Company Employees	Restricted share units	7,600	1/3 after one year from the commencement of employment and the balance in quarterly tranches over 2 years
August 28, 2024	Company Employees	Restricted Share Units	2,000	1/3 after one year from the commencement of employment and the balance in quarterly tranches over 2 years

Total securities exercisable into shares			18,590

(1)	On March 30, 2023, the Chairman of the Board was granted performance share units, which vested in full upon the achievement of an engagement with a strategic partner/corporation operating in the field of food, healthcare, pharmaceuticals or printing in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization, as the execution of the Wyler Agreement during 2024 was deemed the achievement of this performance condition, which led to the vesting of the PSUs into 13,400 ADS. USD 61 thousand of the share-based payment for these PSUs was recognized in 2023, and the remaining USD 37 thousand in 2024. For more information see Note 10.

(2)	On April 20, 2023, the Chief Executive Officer was granted performance share units, which vested in full into 19,100 ADSs as described above. USD 87 of the share-based payment for these PSUs was recognized in 2023, and the remaining USD 53 thousand in 2024. For additional information, see Note 10.

(3)	During 2024, the Company issued restricted stock units to its employees and stock options to a consultant who provided the Company with advertising services, at a fair value of USD 71 thousand. The assumption for the cumulative fair value estimate is detailed in the table below.

STEAKHOLDER FOODS LTD

NOTE 11 – SHARE-BASED COMPENSATION (CONT.)

The fair value at the date the options were awarded in 2024 was estimated using a Black-Scholes model.

The fair value of the Company’s stock options granted to employees, consultant and directors for the years ended December 31, 2024, 2023 and 2022 was estimated using the following assumptions:

	2024	2023	2022
Expected volatility	91.04%	97.57%-119.85%	91.25%-100.74%
Risk free interest rate	4.73%	3.78%-4.92%	2.03%-4.04%
Expected dividend	0%	0%	0%
Expected term (in years)	5 years	1.5-2 years	2-2.8 years

The Expected Volatility was determined on the basis of the weighted average share price volatility of the company, as well as similar companies, for a period equal to the expected terms of the share options. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The estimated exercise coefficient for executives and non-executives is approximately 2.8 and 2, respectively. Share price was determined according to quoted share prices on Nasdaq.

Transactions related to the grant of options to employees, directors and non-employees under the Company’s options plan during the year ended December 31, 2024 were as follows:

	Number of options	Weighted average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2024	9,974,095	0.05	6.41	-
Granted	740,000	-	5	0.02
Exercised	-	-	-	-
Forfeited	(53,333)	0.24	-	-
Expired	(1,962,492)	0.62	-	-
Outstanding at December 31, 2024	8,698,270	0.6	5.3	0.02
Vested and expected to vest at end of period	8,698,270	0.6	5.3	-
Exercisable at December 31, 2024	8,328,987	0.63	5.38	-

The weighted-average grant-date fair value of RSUs and options granted during the years 2024, 2023 and 2022 was USD 0.04, USD 0.08 and USD 0.24 per ordinary share, or $4.00, $8.00 and $24.00 per ADS, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022, was USD 0, USD 0 thousand and USD 246 thousand, respectively.

Transactions related to restricted share units (RSUs) during the year ended December 31, 2024, were as follows:

	Number of RSUs (ordinary shares)	Weighted average grant date fair value (USD)
Outstanding at January 1, 2024	18,128,650	0.08
Granted	1,119,000	0.03
Vested	(8,317,863)	0.11
Forfeited	(4,523,487)	0.08
Outstanding at December 31, 2024	6,406,300	0.04

The total intrinsic value of vested RSUs during the years ended December 31, 2024, 2023 and 2022, was USD 328 thousand, USD 271 thousand and USD 120, respectively.

STEAKHOLDER FOODS LTD

NOTE 11 – SHARE-BASED COMPENSATION (CONT.)

As of December 31, 2024, the total compensation cost related to non-vested awards not yet recognized was approximately USD 183 thousand, which is expected to be recognized over a period of up to three years.

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2024, 2023 and 2022 was comprised as follows:

	Year ended December 31,
	2024	2023	2022
Research and development, net	(220)	476	627
Marketing	206	832	2,291
General and administrative	391	551	438
Total share-based compensation expenses	377	1,859	3,356

NOTE 12 – BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

A reconciliation of net loss available to ordinary shareholders and the number of shares in the calculation of basic and diluted loss per share is as follows (in thousands, except share and per share amounts):

	Year ended December 31,
	2024	2023	2022
Net loss from continuing operations attributable to ordinary shareholders	(8,521)	(15,547)	(14,533)
Net loss from discontinued operations	-	(1,317)	(7,326)

Weighted-average shares used in computing net loss per share, basic and diluted	417,642,811	236,645,676	135,900,869

Net loss per share from continuing operations, basic and diluted	(0.02)	(0.07)	(0.11)

Net loss per share from discontinued operations, basic and diluted	-	(0.01)	(0.05)

In computing diluted loss per share for the years ended December 31, 2024, 2023 and 2022, no account was taken of the potential dilution that could occur upon the exercise of warrants, options granted under employee stock compensation plans, and contingently issuable shares, amounting to 318,122,430, 177,699,182 and 55,632,713 ordinary shares, as of December 31, 2024, 2023 and 2022, respectively since they had an anti-dilutive effect on net loss per share.

STEAKHOLDER FOODS LTD

NOTE 13 – SEGMENT REPORTING

The Company operates and manages its business as one reportable and operating segment - development and sales of 3D printing production machines and plant-based products. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker uses consolidated operating loss and net loss to measure segment profit or loss, allocate resources, and assess performance.

To make operating decisions, the CODM examines, within each operational function, the payroll and employee benefits. The accounting policies of the development and sales of 3D printing production machines and plant-based products segment are the same as those described in the summary of significant accounting policies. The CODM does not examine the segment's assets.

The following table presents the operations for the reportable segment during the years ended December 31, 2024, 2023 and 2022 (in thousands):

	2024	2023	2022
Revenue	10	-	-
Cost of revenue
Payroll and Employee benefits	17	-	-
Other cost of revenue	5	-	-
Total cost of revenue	22	-	-

Gross loss	12	-	-

Research and development - Payroll and Employee benefits	2,085	3,679	3,259
Marketing - Payroll and Employee benefits	513	847	821
General and administrative - Payroll and Employee benefits	941	1,276	1,478
Depreciation and amortization expenses	467	503	837
Share-based compensation expenses	377	1,859	3,356
Other operating expenses (*)	4,081	6,014	7,347
Total operating expenses	8,464	14,178	17,098

Total operating loss	8,476	14,178	17,098

Change in fair value of financial liabilities	-	(4)	(2,603)
Impairment from other investment	-	1,148	(99)
Loss from marketable securities	179	84	-
Interest income	(160)	(196)	(83)
Other financial expenses (income), net	26	337	220
Loss from continuing operations	8,521	15,547	14,533
Net loss from discontinued operations	-	1,317	7,326
Loss for the year	8,521	16,864	21,859

(*)	Other operating expenses include materials, directors and officers insurance, public relations and advertising, consulting and professional services, corporate costs and facility costs.

NOTE 14 – RELATED PARTY BALANCES AND TRANSACTIONS

The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus). In the years ended December 31, 2024, 2023 and 2022, the Company incurred net expenses of USD 723 thousand, USD 852 thousand and USD 720 thousand, respectively, in the consolidated statement of comprehensive loss in respect of director compensation.

Mr. Kaufman, the Chief Executive Officer of the Company, and Yaron Kaiser, the Chairman of the Board of Directors of the Company, are also founders of BlueOcean Sustainability Fund, LLC, known as BlueSoundWaves, which provides the Company with marketing, consulting, and investor engagement services in the U.S., in exchange for warrants to purchase ordinary shares and restricted share units, which were recognized as share-based payments expenses. BlueSoundWaves is led by prominent investment community personalities Ashton Kutcher, Guy Oseary, and Effie Epstein. In the years ended December 31, 2024, 2023 and 2022, the Company incurred net expenses of USD 172 thousand, USD 745 thousand and USD 2,210 thousand, respectively in marketing expenses with this related party.

In addition, the Company invested in equity securities of a related party in 2023 - see Note 7. For information about share-based compensation see Note 11.

STEAKHOLDER FOODS LTD

NOTE 15 – INCOME TAX

A.	The components of the net profit (loss) before the provision for income taxes from continuing operation were as follows:

	Years ended December 31,
	2024	2023	2022
Israel	(8,521)	(15,492)	(13,658)
Foreign	-	(55)	(875)

Total	(8,521)	(15,547)	(14,533)

B.	Provision for income taxes

No taxes on income were recorded for the years 2024 and 2023.

C.	Reconciliation of the theoretical tax expenses

A reconciliation of the Company’s theoretical income tax expense at the Israeli statutory rate of 23% to actual income tax expense is as follows:

	Years ended December 31,
	2024	2023	2022
	(in thousand)
Theoretical income tax benefit	(1,960)	(3,576)	(3,343)
Foreign tax rate differentials*	-	(2)	(16)
Reduced tax rate for preferred enterprises	-	-	-
Non-deductible expenses	46	195	613
Change in valuation allowance	1,709	3,417	1,507
Foreign exchange impact	205	(34)	1,239

Total	-	-	-

*The Company’s Belgian subsidiaries’ corporate tax rate was limited to 25% in respect of Belgian operations.

D.	Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

STEAKHOLDER FOODS LTD

NOTE 15 – INCOME TAX (CONT.)

The following table presents the significant components of the Company’s deferred tax assets and liabilities including the discontinued operation:

	Years ended December 31,
	2024	2023	2022
	(in thousand)
Deferred tax assets:
Net operating loss carryforwards	6,126	7,468	4,158
Research and development expenses	557	467	812
Accruals and reserves	51	120	138
Shared-based compensations	1,859	1,821	1,554
Financial income	732	684	793
Financial instruments	206	-	-
Leases	17	-	-
Fixed asset	11	10	7
Gross deferred tax assets	9,559	10,570	7,462
Valuation allowance	(9,559)	(7,850)	(4,433)
Total deferred tax assets	-	2,720	3,029

Deferred tax liabilities:
Leases	-	(1)	(31)
Financial instruments	-	(2,534)	(2,797)
Financial expenses	-	-	(16)
Other	-	(185)	(185)
Gross deferred tax liabilities	-	(2,720)	(3,029)
Deferred tax assets (liabilities), net	-	-	-

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset the deferred tax assets at December 31, 2024, 2023 and 2022 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

The Company’s roll forward of the valuation allowance is as follows:

	Balance at the beginning of the fiscal year	credited to expenses	Balance at the end of the fiscal year
Valuation allowance on deferred tax assets:
Fiscal year ended December 31, 2022	(2,926)	(1,507)	(4,433)
Fiscal year ended December 31, 2023	(4,433)	(3,417)	(7,850)
Fiscal year ended December 31, 2024	(7,850)	(1,709)	(9,559)

As of December 31, 2024, 2023 and 2022, the Company recorded a deferred tax asset in the amount of USD 0, USD 6,284 thousand, and USD 5,846 thousand, respectively, in respect of its discontinued operations. The deferred tax asset is fully offset by deferred tax liabilities and a valuation allowance

STEAKHOLDER FOODS LTD

NOTE 15 – INCOME TAX (CONT.)

E.	As of December 31, 2024 and 2023, the Company had approximately USD 26,635 thousand and USD 31,843 thousand in net operating loss carryforwards in Israel that can be carried forward indefinitely.

F.	The Company is not currently subject to any tax assessments in any tax jurisdictions. The Company has final assessments through 2018.

NOTE 16 – GEOGRAPHIC INFORMATION

As of December 31, 2024 and 2023, all of the Company’s property and equipment is located in Israel.

NOTE 17 – SUBSEQUENT EVENTS

a.	On February 27, 2025, the Company entered into a securities purchase agreement (the “SPA”) with a certain investor (“the Investor”), whereby the Investor purchased, following true-up adjustment: (i) 192,660 ADSs, each representing one hundred (100) ordinary shares, no par value, at a final offering price of $1.1391 per ADS, (ii) warrants to purchase up to 1,097,358 ADSs with an exercise price of $2.00 per ADS, and (iii) pre-funded warrants to purchase up to 904,698 ADSs, where the purchase of ADSs pursuant to the SPA would have otherwise resulted in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding ADSs immediately following the consummation of the SPA. The Investor purchased each pre-funded warrant for $1.139. Each of the pre-funded warrants is exercisable for one ADS at an exercise price of $0.0001 per ADS, is immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The warrants and pre-funded warrants were classified as equity.

b.

On February 27, 2025, the Company entered into an At-the-Money Offering Agreement (“ATMOA”) with the Investor, establishing an $8 million equity line of credit with the Investor. Pursuant to the ATMOA, the Company shall have the right, but not the obligation, to issue to the Investor, and the Investor is obligated to purchase upon notification, up to $0.5 million in ADSs (unless mutually agreed on an amount of up to $3 million) at any one time, and $8 million in total over the duration of the ATMOA. The purchase price in respect of any purchase notice shall equal 6% less than the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder.

In consideration for the Investor’s execution and delivery of the ATMOA, the Company agreed to pay the Investor a commitment fee equal to 2% of the line of credit within three business days of the effective date of the registration statement to be filed by the Company to register ADSs that may be issued pursuant to the ATMOA. At the Company’s election, the commitment fee is payable in (i) cash or (ii) ADSs (based on the dollar volume-weighted average price of the ADSs on the business day immediately preceding the issuance date).

The ATMOA cannot be used to the extent that it would require the allocation of ADSs, if those ADSs, when aggregated with all other ADSs and ordinary shares then beneficially owned by the Investor and its affiliates, would result in the Investor and its affiliates having beneficial ownership of more than 4.99% of the voting power of the Company and the number of ordinary shares and ADSs outstanding immediately after their allocation.

The ATMOA will automatically terminate on the earlier of (i) June 30, 2026; (ii) the date on which the ADSs cease trading on the Nasdaq; and (iii) the date on which the Investor has purchased $8 million worth of ADSs pursuant to the ATMOA.

c.	Since January 1, 2025, we have sold 169,534 ADSs for gross proceeds of approximately $278 thousand and net proceeds of approximately $265 thousand under an At-the-Money offering detailed in Note 10 above, with underwriter fees of approximately $13 thousand.

d.	On March 20, 2025, as part of the Company’s cost-reduction strategy, the Company signed an agreement with a third party in regards with the lease agreement of the laboratory and offices of the Company, originally signed in 2021. The original lease was signed for a four-year term with an option to extend the lease for an additional four-year term. According to the agreement, the third party will take over the lease agreement from the Company and sublease the property to the Company for a reduced amount, effectively reducing the Company’s rental expenses by about 50% between March and November 2025, and will compensate the Company for waivers on the part of the Company, which will not exercise its aforementioned option. The termination of the agreement in November 2025 with regard to the Company is expected to eliminate the right-of-use asset and the lease liability, which are valued at USD 2.8 million and USD 2.4 million, respectively, as of December 31, 2024.