Form 20-F
period 2025-12-31
Steakholder Foods Ltd.
filed 2026-04-30
CIK 1828098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

22 Einstein St., Ness Ziona 7403686 Israel
(Address of principal executive offices)

Arik Kaufman
+972-8-974-0000
info@steakholderfoods.com

P.O. Box 4061, Ness Ziona 7414001 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 4,000 ordinary shares, no par value per share	STKH	The Nasdaq Stock Market LLC

Ordinary shares, no par value per share	—	The Nasdaq Stock Market LLC*

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission. The American Depositary Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate registration statement on Form F-6 (File No. 333-253915).

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the registrant had outstanding 5,438,836,659 ordinary shares, no par value.

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

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made, and do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments. You should not place undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Forward-looking statements contained in this prospectus include, but are not limited to, the following:

●	our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing;

●	our expectations regarding the success of the alternative protein manufacturing technologies we are developing;

●	our research and development activities associated with technologies for alternative protein manufacturing, including three-dimensional protein production, which involves a lengthy and complex process;

●	our expectations regarding sales of products based on our alternative protein technologies;

●	our ability to successfully manage our planned growth, and any future acquisitions, joint ventures, collaborations or similar transactions;

●	the competitiveness of the market for our alternative protein technologies;

●	our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

●	our ability to predict and timely respond to preferences for alternative proteins and new trends;

●	our ability to attract, hire and retain qualified employees and key personnel;

●	changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements and the impact of such policies on us, our customers and suppliers, and the global economic environment;

●	the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction;

●	adverse federal, state and local government regulation, in the United States, Europe or Israel and other foreign jurisdictions;

●	our ability to maintain the listing of our ADSs on The Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the security situation in Israel; and

●	other risks and uncertainties, including those listed in “Item 3. —Key Information—Risk Factors.”

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

ITEM 1. Identity Of Directors, Senior Management And Advisers

Not applicable.

ITEM 2. Offer Statistics And Expected Timetable

Not applicable.

ITEM 3. Key Information

3.A. [RESERVED]

3.B. CAPITALIZATION AND INDEBTNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

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

Summary of Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware. You should carefully consider all the information set forth in this Annual Report on Form 20-F and, in particular, should evaluate the specific factors set forth in the sections titled “Risk Factors”. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Among these important risks are, but are not limited to, the following:

RISKS RELATED TO OUR FINANCIAL CONDITION AND LIQUIDITY REQUIREMENTS

●	We expect to continue incurring significant losses for the foreseeable future.

●	We may require substantial additional funds to complete our research, development and commercialization activities.

●	There is substantial doubt as to whether we can continue as a going concern.

●	Raising additional capital may cause dilution to our existing shareholders or restrict our operations.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

●	We have a limited operating history to date.

●	The research and development associated with alternative protein manufacturing is a lengthy process.

●	We may engage in future acquisitions, joint ventures or collaborations, which may not be successful.

●	We may not be able to successfully manage our planned growth, and if the market does not grow as we expect, we may not achieve sustainable revenues.

RISKS RELATED TO COMPETITION AND COMMERCIALIZATION OF OUR TECHNOLOGIES AND PRODUCTS

●	We are an early-stage company with an unproven business model.

●	We may suffer reputational harm due to issues with products manufactured by our licensees.

●	Failure to improve our technologies may adversely affect our ability to continue to grow.

●	We may face difficulties if we expand our operations into new geographic regions.

●	Consumer preferences for alternative proteins in general are difficult to predict and may change.

●	We have limited manufacturing experience or resources, and we may have issues in obtaining raw materials.

●	Litigation or legal proceedings, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties or otherwise expose us to significant liabilities.

RISKS RELATED TO OUR OPERATIONS

●	We expect that a small number of customers will account for a significant portion of our revenues, and we may be exposed to the credit risks of our customers.

●	If we are unable to attract and retain qualified employees, our ability to implement our business plan may be adversely affected, and we may not be able to enforce covenants not to compete under applicable employment laws.

●	Insurance policies may not fully cover the risk of loss to which we are exposed.

●	Our business, reputation and operations could suffer in the event of information technology system failures or a cybersecurity incident.

●	Food safety and food-borne illness incidents may materially adversely affect our business.

RISKS RELATED TO GOVERNMENT REGULATION

●	Products utilizing our technologies will be subject to regulations that could adversely affect our business and results of operations.

●	Any changes in, or failure by our supplier to comply with, applicable laws, regulations or policies could adversely affect our business.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY AND POTENTIAL LITIGATION

●	If we are unable to obtain and maintain our intellectual property rights, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to successfully commercialize our products and may prevent or delay our development and commercialization.

●	Patent policy and rule changes could increase uncertainties and costs.

●	We may be involved in lawsuits to protect or enforce our or third party intellectual property rights.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

●	Political, economic and military conditions in Israel could have an adverse impact on our business.

●	We are exposed to fluctuations in currency exchange rates.

●	Enforcing a U.S. judgment against us and our executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

●	Our articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act.

●	Our articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

●	Our articles of association and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ADSs.

RISKS RELATED TO OWNERSHIP OF THE ADSs

●	We may require additional financing to sustain our operations and without it we will not be able to continue operations.

●	Sales and issuances of our ADSs or other securities might result in significant dilution and could cause the price of our ADSs to decline.

●	The ADS price may be volatile, and you may lose all or part of your investment.

●	We have never paid dividends on our share capital, nor do we intend to pay dividends for the foreseeable future.

●	ADS holders may not receive the same distributions or dividends as those we make to the holders of our ordinary shares.

●	ADS holders do not have the same rights as our shareholders.

●	ADS holders may be subject to limitations on transfer of their ADSs.

●	We follow certain home country corporate governance practices instead of certain Nasdaq and Exchange Act requirements.

●	If we are a “passive foreign investment company” for U.S. income tax purposes, there may be adverse tax consequences to U.S. investors.

●	If we are a controlled foreign corporation, there could be adverse U.S. income tax consequences to certain U.S. holders.

●	Global minimum tax rules and related tax reforms could adversely affect our effective tax rate and financial results.

RISKS RELATED TO OUR FINANCIAL CONDITION AND LIQUIDITY REQUIREMENTS

We expect to continue incurring significant losses for the foreseeable future and may never become profitable.

We have experienced net losses in every period since the inception of our predecessor entity, Steakholder Innovation Ltd., or Steakholder Innovation. We anticipate that we will continue to incur significant losses for the foreseeable future until our commercialization activities become profitable. These activities may prove more expensive than we anticipate. We incur significant expenses in continuing to develop and commercialize our technologies and products. Accordingly, we may not be able to achieve or sustain profitability, and we expect to incur significant losses for the foreseeable future.

Steakholder Innovation commenced food technology development operations in September 2019, and for most of the period since then, we engaged in researching and developing our technologies. Our initial revenues were generated in late 2024, and we cannot guarantee whether or when we will generate substantial revenue from operations. We may not be able to successfully commercialize our technologies and products. In addition, there is no certainty that there will be sufficient demand to justify the production and marketing of our food production machines. The market for alternative proteins may be small or may not develop.

We have recently updated our strategy to prepare for the manufacturing, distribution and sale of branded end products for consumer consumption in various territories, utilizing the services of local distributors. If food production machines utilizing our technologies or our products do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

We may require substantial additional funds to complete our research, development and commercialization activities and, if additional funds are not available on acceptable terms or at all, we may need to significantly scale back or cease our operations.

A significant portion of our activities has been financed by the issuance of equity securities. We anticipate expending substantial resources for the foreseeable future as we work to commercialize our technologies and products. These expenditures are expected to include costs associated with continued development, manufacturing and supply, as well as general operating expenses. In addition, other unanticipated costs may arise.

There is no certainty that we will be able to obtain funding for our commercialization activities when needed, on acceptable terms or at all. A lack of adequate funding may force us to reduce or cease all or part of our commercialization activities and business operations. Our operating plan may change due to factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

If our estimates and predictions regarding any of these factors are incorrect, we may need to modify our operating plan. Additional funds may not be available to us when needed on acceptable terms, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate our manufacturing, commercialization activities or other activities that may be necessary to generate revenue and achieve profitability.

There is substantial doubt as to whether we can continue as a going concern.

Our consolidated financial statements as of December 31, 2025 contain an explanatory paragraph that states that our significant losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any measurement or presentation adjustments for assets or liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2025, totaled approximately USD 89.9 million, and we expect to continue to incur substantial losses in future periods as we continue our research, development and commercialization activities.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or products.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, government contracts, government and/or other third-party grants or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We will require substantial funding to support our anticipated commercialization efforts and fund our operating expenses and other activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail our development or commercialization programs, or a part thereof, which would adversely impact our potential revenues, results of operations and financial condition.

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

We are an early commercialization stage company that has a limited operating history. Accordingly, while we have generated initial revenues, you may not be able to evaluate our future prospects accurately. Our prospects will be primarily dependent on our ability to successfully market and sell food production machines and products to our customers. If we are not able to successfully meet these challenges, our prospects, business, financial condition and results of operations could be adversely impacted.

We are dependent on the success of our food manufacturing technologies, and we have limited data on the performance of our technologies to date.

To date, we have limited data on the ability of our technologies to successfully manufacture alternative proteins, towards which we have devoted substantial resources. We may not be successful in developing our technologies in a manner sufficient to support our expected scale-ups and future growth, or at all. While we have recently updated our strategy to prepare for the manufacturing, distribution and sale of branded end products for consumer consumption in various territories, utilizing the services of local distributors, we expect that a substantial portion of our efforts and expenditures will also be devoted to the commercialization of technologies designed to enable us to market industrial-scale food production machines and related products. We cannot ensure that upon commercialization, our technologies and products will achieve market acceptance. Any such delay or failure would materially and adversely affect our financial condition, results of operations and prospects.

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

In 2025, we purchased all of the outstanding equity on a fully-diluted basis of Twine Solutions Ltd., or Twine, in return for our securities. As of December 31, 2025, as Twine was insolvent and no restructuring arrangement had been reached with its creditors, under applicable Israeli law, Twine’s financial distress and its inability to meet its obligations resulted in these creditors holding operational rights with regard to the ability to make decisions for Twine. In these circumstances, and notwithstanding our 100% equity ownership, these rights materially limited our ability to exercise decision-making authority over Twine, and we determined that we no longer had a controlling financial interest in Twine. Following this, in early 2026, Twine requested and received an order to commence proceedings pursuant to the Israeli Insolvency and Financial Rehabilitation Law, 2018, from the Central District Court of the State of Israel.

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

We have entered into collaborations with partner organizations, and may enter into future collaborations under which our collaborators may provide funding and other resources for developing and commercializing our alternative protein manufacturing technologies. We expect to enter into additional collaborations to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations into which we may enter, may pose a number of risks, including the following:

●	collaborators may not perform or prioritize their obligations as expected;

●	collaborators may not pursue development and commercialization of any of our alternative protein manufacturing technologies and products or may elect not to continue or renew development or commercialization, changes in the collaborators’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

●	collaborators may provide insufficient funding for the successful development or commercialization of our alternative protein manufacturing technologies and products;

●	collaborators could independently develop, or develop with third parties, products or technologies that compete directly or indirectly with our products or alternative protein manufacturing technologies if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

●	alternative protein manufacturing technologies developed in collaborations with us may be viewed by our collaborators as competitive with their own products or technologies, which may cause collaborators to cease to devote resources to the development or commercialization of our products;

●	a collaborator with marketing and distribution rights to one or more of our products or technologies that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;

●	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of alternative protein manufacturing technologies, may cause delays or termination of the research, development or commercialization of such technologies, may lead to additional responsibilities for us with respect to such technologies, or may result in litigation or arbitration, any of which would be time-consuming and expensive;

●	collaborators may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

●	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

●	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;

●	collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of our alternative protein manufacturing technologies may be delayed, and we could be required to raise additional capital to pursue further development or commercialization ;

●	future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business; and

●	we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex.

If our collaborations do not result in the successful development of our products, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty or other contingent payments under the collaborations. If we do not receive the funding we expect under these agreements, the development of our alternative protein manufacturing technologies and products could be delayed and we may need additional resources to develop and commercialize our technologies and products. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this report apply to the activities of our collaborators.

We may not be able to successfully manage our planned growth.

We expect to continue to make investments in our alternative protein manufacturing technologies. We expect that our annual operating expenses may increase as we invest in further development activities, sales and marketing efforts and customer service and support resources. Our failure to expand operational and financial systems in a timely or efficient manner could result in operating inefficiencies, which could increase our costs and expenses more than planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we may be required to manage additional product design projects, materials procurement processes, and sales and marketing efforts for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. Should we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products offering innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

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

The marketplace for alternative protein manufacturing plants, which we expect to be our primary market, is dominated by methods that do not involve three-dimensional printing technology. If the market does not broadly accept three-dimensional printing of alternative protein as an alternative for conventional meat harvesting, or if it adopts three-dimensional printing based on a technology other than our proprietary technology, we may not be able to achieve a sustainable level of revenues, and our results of operations would be adversely affected as a result. Additionally, alternative proteins may be more expensive than conventional meat. If the price of alternative proteins remains high, this may limit the consumer demand for, and market acceptance of, our products and products manufactured using our technologies, and we may never be able to compete successfully or generate sufficient revenue or sustained profitability.

RISKS RELATED TO COMPETITION AND COMMERCIALIZATION OF OUR TECHNOLOGIES AND PRODUCTS

We are an early-stage company with an unproven business model, which makes it difficult to evaluate our current business and future prospects.

We have no established basis to assure investors that our business strategies will be successful. We are dependent on unproven technologies and we have no basis to predict acceptance of our technologies and products by potential licensees, collaboration partners and their respective customers. The market for printed alternative proteins is new and untested. As a result, the revenue and income potential of our business and our market are unproven. Further, because of our limited operating history and stage of development, and because the market for alternative proteins is relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business.

Our business model is evolving, and we may not successfully execute this transition, which could adversely affect our results of operations and financial condition.

We are in the process of evolving our business model, including changes to our product offerings, target markets, revenue streams, pricing strategies, and strategic partnerships. This transition may require significant investments in research and development, sales and marketing, personnel, and infrastructure, and may involve shifting resources away from existing initiatives. There can be no assurance that our revised strategy will achieve market acceptance, generate sustainable revenues, or improve profitability.

As we implement these changes, we may experience increased operating expenses, long sales cycles, customer uncertainty, disruption to existing relationships, or delays in revenue generation. If we are unable to effectively manage this evolution, respond to market feedback, or adapt to competitive and technological developments, our business, financial condition, results of operations and share price could be materially adversely affected.

We may not be able to compete successfully in our highly competitive market.

The alternative protein market is expected to be highly competitive, with numerous brands and products competing for limited retailer shelf space, foodservice and restaurant customers and consumers. For us to compete successfully, we expect that our products and the alternative proteins printed using our technologies will need to be competitive in taste, ingredients, texture, ease of integration into the consumer diet, nutritional claims, convenience, brand recognition and loyalty, product variety, product packaging and package design, shelf space, reputation, price, advertising and access to restaurant and foodservice customers.

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

The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about alternative proteins could seriously damage our reputation.

Failure to improve our technologies and products may adversely affect our ability to continue to grow.

In order to continue to grow, we expect we will need to continue to innovate by developing new technologies and products or improving existing ones, in ways that meet our standards for quality and will enable our customers to manufacture products that appeal to consumer preferences. Such innovation will depend on the technical capability of our staff in developing and testing product prototypes, including complying with applicable governmental regulations, and the success of our management, sales and marketing teams and collaboration partners in introducing and marketing new technologies and products. Failure to develop and market new technologies and products may cause a negative impact on our business and results of operations.

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

We intend to commercialize our technologies and products in numerous geographical markets. International operations involve a number of risks, including foreign regulatory compliance, tariffs, taxes and exchange controls, economic downturns, inflation, foreign currency fluctuations and political and social instability in the countries in which we will operate. Expansion may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. It is costly to establish, develop and maintain international operations and develop and promote our brands in international markets. As we expand our business into other countries, we may encounter regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have an adverse impact on our business and brand.

Consumer preferences for alternative proteins are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development and marketing of alternative protein manufacturing technologies and products. Consumer demand for the alternative proteins manufactured using these technologies and alternative protein products could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. If consumer demand for our technologies and products decreases, our business and financial condition may suffer. Consumer trends that we believe favor sales of products manufactured using our technologies and alternative protein products could change based on a number of possible factors, including a shift in preference from animal-based protein products, economic factors and social trends. A significant shift in consumer demand away from products manufactured using our technologies and alternative protein products could reduce our sales or our market share and the prestige of our brand, which would harm our business and financial condition.

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

However, if we overestimate our demand and overbuild our capacity or inventory, we may have significantly underutilized assets, experience reduced margins, and have excess inventory which we may be required to write down or write off. If we do not accurately align our manufacturing capabilities and inventory supply with demand, if we experience disruptions or delays in our supply chain, or if we cannot obtain raw materials of sufficient quantity and quality at reasonable prices and in a timely manner, our business, financial condition and results of operations may be adversely affected.

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

The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business.

We have recently updated our strategy to prepare for the manufacturing, distributing and selling of branded end products for consumer consumption in various territories, utilizing the services of local distributors. Using a third party poses a number of risks, such as: (i) they may not perform to our standards or legal requirements; (ii) they may not produce reliable results; (iii) they may not perform in a timely manner; (iv) they may not maintain confidentiality of our proprietary information; (v) disputes may arise with respect to ownership of rights to our technologies and products; and (vi) disagreements could cause delays in, or termination of, the research, development or commercialization of our technologies and products or result in litigation or arbitration. Moreover, some third parties are located in markets subject to political and social risk, corruption, violence, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory, and other obligations may materially affect our business.

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

We expect to generate revenue through four primary streams: (i) selling alternative protein food products to the public in various territories, utilizing the services of local distributors; (ii) selling alternative protein manufacturing machines, including three-dimensional printers; (iii) brokering the supply of materials needed in the manufacturing process; and (iv) providing consulting and implementation services to customers. These streams may arise in the context of product co-development. Under parts of this model, we initially expect to derive a significant portion of our revenues from a few customers. Our financial condition and results of operations could be adversely impacted if any one of these customers interrupt or curtail their activities, fail to pay for the services that have been performed, terminate their alternative protein operations, or if we are unable to enter into agreements with new customers on favorable terms. The loss of customers could adversely affect our financial condition and results of operations.

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

In addition, we may be subject to laws, rules and regulations in the United States, the European Union and other jurisdictions relating to the collection, use and security of personal information and data. Such data privacy laws, regulations and other obligations may require us to change our business practices and may negatively impact our ability to expand our business and pursue business opportunities. We may incur significant expenses to comply with the laws, regulations and other obligations that apply to us. Additionally, the privacy- and data protection-related laws, rules and regulations applicable to us are subject to significant change. Several jurisdictions have passed new laws and regulations in this area, and other jurisdictions are considering imposing additional restrictions. Privacy- and data protection-related laws and regulations also may be interpreted and enforced inconsistently over time and from jurisdiction to jurisdiction. Any actual or perceived inability to comply with applicable privacy or data protection laws, regulations, or other obligations could result in significant cost and liability, litigation or governmental investigations, damage our reputation, and adversely affect our business.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Instability in the global markets and in the geopolitical environment in many parts of the world, including current war between Russia and Ukraine, and conflicts in the Middle East, may put pressure on global economic conditions. The global economy can be negatively impacted by a variety of other factors such as the emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), man-made or natural disasters, actual or threatened war, armed conflict, trade wars and acts of terrorism or war, political unrest, intergovernmental conflicts or actions, civil strife and other geopolitical uncertainty. Moreover, current market conditions, including inflation, slower growth, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, geopolitical issues, increases in energy costs, unstable global conditions, changes in currency exchange rates and potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws, can impact our business, operating results and financial condition. Such adverse and uncertain economic conditions may impact consumer demand for alternative proteins, which may in turn impact manufacturer and retailer demand for our technologies and products. In addition, our ability to manage normal commercial relationships with suppliers may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in government economic policy and international trade disputes. In particular, consumers may reduce the amount of alternative proteins that they purchase in favor of conventional meat, which may have lower retail prices, which could indirectly affect our results of operations. Manufacturers and retailers may become more conservative in response to these conditions and seek to delay commencing alternative protein manufacturing operations or reduce existing operations. Our results of operations will depend upon, among other things, the financial condition of our business customers and our ability to supply them with the means to manufacture products that appeal to consumers at the right price. Decreases in demand for the products manufactured by our customers would put downward pressure on margins and would negatively impact our financial results. Prolonged unfavorable economic conditions or uncertainty may result in end consumers making long-lasting changes to their discretionary spending behavior on a more permanent basis, which may likewise have an indirect adverse effect on our sales and profitability.

Changes to trade policy, including tariff and customs regulations, or failure to comply with such regulations may have an adverse effect on our reputation, business, financial condition and results of operations.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where we currently conduct our business could adversely affect our business, reputation, financial condition and results of operations. Changes or proposed changes in U.S. or other countries’ trade policies may result in restrictions and economic disincentives on international trade.

The U.S. government has recently imposed, or is currently considering imposing, tariffs on certain products, on certain trade partners, including Israel. On February 20, 2026, the Supreme Court ruled that the International Emergency Economic Powers Act (“IEEPA”) does not authorize a U.S. President to impose tariffs during peacetime national emergencies and that the challenge to the legality of the tariffs imposed under IEEPA (the “incremental tariffs”) was within the exclusive jurisdiction of the U.S. Court of International Trade. In response to this ruling, the U.S. President signed a proclamation imposing a new 10% global tariff under Section 122 of the Trade Act of 1974, effective February 24, 2026, and subsequently increased these tariffs to 15% on February 21, 2026. Section 122 tariffs are subject to a 150-day statutory limit unless extended by Congress. In addition, the Office of the U.S. Trade Representative has announced it will initiate new Section 301 investigations into trading partners’ unfair practices, which could result in additional tariffs.

Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends (whether regulatory- or consumer-driven) either in the United States or in other countries could affect the trade environment. Our business, like many other corporations, would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). We cannot predict whether, and to what extent, trade policies will change in the future. If tariffs or other trade restrictions are imposed on products manufactured in Israel while we remain dependent on Israeli manufacturing, our cost of goods sold for the U.S. market may increase materially, which could negatively impact our gross margins and limit our pricing flexibility. Additionally, changes to trade agreements or customs regulations between the U.S. and Israel could increase lead times, introduce logistical complexities, or require modifications to our supply chain planning. These or similar trade-related developments may have a material adverse effect on our business, financial condition, and results of operations.

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

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, comparable state laws or foreign laws such as those of the European Union and the United Kingdom. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. FDA regulations require food manufacturers to analyze, prepare and implement mitigation strategies specifically to address tampering (i.e., intentional adulteration) designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of intentional adulteration, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

RISKS RELATED TO GOVERNMENT REGULATION

We expect that our products and products utilizing our technologies will be subject to regulations that could adversely affect our business and results of operations.

The manufacture and marketing of food products are highly regulated. We, our suppliers and our customers, may be subject to a variety of laws and regulations. These laws and regulations apply, directly or indirectly, to many aspects of our business, including the manufacture, composition and ingredients, packaging, labeling, distribution, advertising, sale, quality and safety of food products, as well as the health and safety of our employees and the protection of the environment.

We are focused on commercializing proprietary three-dimensional printers to print structured food, as well as preparing for the manufacturing, distributing and selling of branded end products for consumer consumption.

For the reasons discussed below, we ourselves are not directly regulated by the FDA for United States compliance purposes but apply FDA’s food contact substance standards or analogous foreign regulations for our three-dimensional printers. Specifically, we sell our production machines and provide associated products and services to food processing and food retail companies through a B2B model. Consistent with the Federal Food, Drug and Cosmetic Act, we are not directly regulated by the FDA or USDA. Rather, we believe the regulatory obligation falls on our business customers to ensure that all food they produce using our products is wholesome and not adulterated. Consistent with food industry norms, we expect that our business customers will therefore request assurances from us that our products are suitable for their intended use from an FDA regulatory perspective. Therefore, we apply FDA food safety standards when manufacturing our three-dimensional printers as a means of assuring our customers that our printers are safe for their intended use and will not result in the production of adulterated food. In particular, we apply applicable food contact substance requirements, such as those of the FDA, when manufacturing our three-dimensional printers. If we are unable to provide regulatory compliance assurance to our customers, we expect that our ability to commercialize our production technology would be adversely impacted.

Similarly, our branded end products will be manufactured by an external supplier, which is expected to bear the primary responsibility for regulatory compliance in the food manufacturing industry.

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

We have a portfolio of 12 patents and provisional and non-provisional pending patent applications. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and when the time comes, in various patent offices around the world, such as Israel, China, Japan, Europe, Canada, Australia, Singapore and South Korea. One of the pending patent applications were filed through the Paris Convention Treaty, or PCT. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Furthermore, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Additionally, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

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

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before July 8, 2019 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development and/or marketing of our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our products. There may be currently pending patent applications that may later result in issued patents that our products may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies or products infringes upon these patents.

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

Competitors may use our technologies or products in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

Conditions in Israel and regional instability may adversely affect our operations.

We are incorporated under Israeli law, and most of our directors, officers and other employees are based in Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Israel has experienced, and may in the future experience, armed conflicts, terrorist activity, civil unrest, and political instability, which could disrupt our operations and supply chain. Such conditions may result in the call-up of our employees for military reserve duty for extended periods, reducing workforce availability. Armed conflict or terrorist activity may cause physical damage to our facilities or to public infrastructure, utilities, and telecommunications networks in Israel, and Israeli companies may face heightened cybersecurity threats during periods of regional tension. These disruptions could lead to increased operating costs, challenges to business continuity, risks to employee safety, and difficulties in delivering products and services in a timely manner. In addition, counterparties to our agreements may assert force majeure claims based on security conditions in Israel, which could affect our ability to meet contractual obligations or enforce the obligations of others.

Regional instability and armed conflict may have broader adverse effects on economic and financial conditions in Israel, including effects on credit markets, currency valuation, inflation, and labor markets. Prolonged conflicts have in the past required significant mobilization of military reservists, including personnel employed in the sector in which we operate, which may affect workforce availability across the industry. Such conditions may also result in credit rating changes for Israel, which could adversely affect access to capital and general business conditions.

Our commercial insurance does not cover losses resulting from war or terrorist attacks. While the Israeli government has in the past provided compensation for certain damages caused by such events, we cannot assure you that such government compensation programs will continue, or if continued, will be sufficient to compensate us fully for any losses incurred. As of the date of this report, the impact of regional security conditions on our results of operations and financial condition has not been material; however, such impact could increase and may become material if conditions deteriorate. Any significant losses or damages incurred by our Israeli operations as a result of armed conflict, terrorist activity, or related instability could have a material adverse effect on our business, financial condition, and results of operations.

Because a substantial portion of our revenues may be generated in currencies other than our functional currency, we will be exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition.

In the future, a substantial portion of our revenues may be generated in currencies other than our functional currency. Our functional and presentation currency, in which we currently maintain our financial records and report our financial results, is USD. As a result, we would be subject to fluctuations in currency exchange rates and our revenues for financial statement purposes might be negatively affected by fluctuations in the exchange rates of currencies in other countries in which our products may be sold, and supplementary services provided. A material portion of our operating expenses is incurred outside the United States, mainly in NIS, and is subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to our operating results. In relation to the effect of inflation, results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index, or CPI. However, we cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation (if any) of the NIS against the dollar. As the results in our financial statements are measured in U.S. dollars, the difference between the annual change in the Israeli CPI and in the NIS/U.S. dollar exchange rate can cause a difference between taxable income and the net loss shown in the financial statements.

Foreign exchange rates may fluctuate due to many factors, including interest rate differentials between markets, capital flows, monetary policy decisions, geopolitical events, global macroeconomic developments, and investor sentiment toward Israel and regional markets. These factors may cause the NIS to appreciate or depreciate against the U.S. dollar independent of local inflation levels. If the NIS strengthens without a corresponding increase in our foreign currency revenues, our U.S. dollar measured costs will rise.

In the past year, exchange rate fluctuations, particularly movements in the NIS/U.S. dollar rate, have not had a material impact on our results of operations in U.S. dollar terms, although the value of the NIS relative to the U.S. dollar and other currencies has fluctuated significantly. For example, the NIS appreciated relative to the U.S. dollar in 2025, thereby increasing, in 2025, the U.S. dollar cost of our NIS-denominated expenses. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues, and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business. Although we do not engage in formal hedging transactions, we hold certain cash balances and deposits in NIS and other currencies, which provides a partial natural offset to our foreign currency exposure. However, these measures may not fully mitigate the impact of exchange rate volatility on our results of operations.

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

We are incorporated in Israel. Our executive officers and directors reside in Israel and most of our assets and the assets of these persons may be located outside of the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain, a judgment based on the civil liability provisions of the U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or any of our non-U.S. executive officers and directors because Israel may not be the most appropriate forum to bring such a claim.

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

The competent courts of Tel Aviv, Israel shall, unless we consent otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the articles of association will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the ITA might be required. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

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

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the our ADSs. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

●	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our articles of association divide our directors into three classes, each of which is elected once every three years;

●	our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as a simple majority), while solely the amendment of the provision relating to the removal of members of our board of directors requires a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;

●	our articles of association provide that director vacancies may be filled by our board of directors.

RISKS RELATED TO OWNERSHIP OF THE ADSs

We may require additional financing to sustain our operations and without it we will not be able to continue operations.

The extent to which we rely on the Selling Shareholder as a source of funding will depend on a number of factors, including the prevailing market price of our ADSs, our ability to meet the conditions necessary to sell Purchase Notice ADSs under the ELOC Purchase Agreement, the impacts of the ownership limitations set forth in the ELOC Purchase Agreement and the extent to which we are able to secure funding from other sources. Regardless of the amount of funds we ultimately raise under the ELOC Purchase Agreement, if any, we may seek other sources of funding. Even if we were to sell to the Selling Shareholder the total Commitment Amount under the ELOC Purchase Agreement, we may need additional capital to fully implement our business plan.

Sales and issuances of our ADSs or other securities might result in significant dilution and could cause the price of our ADSs to decline.

To raise capital, we may sell ADSs, convertible securities or other equity securities in one or more transactions other than those contemplated by the Purchase Agreement, at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional ADSs, or securities convertible or exchangeable into ADSs, in future transactions may be higher or lower than the price per share paid by investors in this offering. Any sales of additional shares may dilute our shareholders.

Sales of a substantial number of ADSs in the public market or the perception that these sales might occur could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ADSs. In addition, the sale of substantial numbers of our ADSs could adversely impact their price.

If we fail to comply with the continued listing requirements of the Nasdaq, our ADSs could be delisted, which could adversely affect the liquidity and market price of our ADSs and our ability to raise additional capital.

Our ADSs are listed on Nasdaq. To maintain our listing, we are required to satisfy certain continued listing requirements, including, among other things, minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC.

There can be no assurance that we will be able to comply with Nasdaq’s continued listing standards in the future and in the past we have been temporarily deficient in meeting Nasdaq’s minimum bid price requirement. If we fail to satisfy any of Nasdaq’s continued listing requirements, we may receive a deficiency notice from Nasdaq and, depending on the nature of the deficiency, may be afforded a limited period of time to regain compliance. However, certain deficiencies may not be subject to a cure period or may result in immediate delisting. If we do not regain compliance within any applicable cure period, or if Nasdaq determines that we are not eligible for a compliance period, Nasdaq may determine to delist our ADSs.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date hereof, our market value of listed securities is below $5 million and if this rule were to go into effect and the market value of our listed securities were to remain below $5 million, we would become subject to immediate suspension and delisting.

A delisting of our ADSs from Nasdaq could materially reduce the liquidity of our ADSs and result in a corresponding material reduction in the price of our ADSs. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ADSs, if delisted from the Nasdaq in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ADSs, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ADSs from the Nasdaq could reduce the number of investors willing to hold or acquire our ADSs, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ADSs. Accordingly, any failure to maintain compliance with Nasdaq’s continued listing requirements could have a material adverse effect on our business, financial condition, results of operations and the value of our ADSs.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. We are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. As permitted under the Israeli Companies Law 1999, or Companies Law, pursuant to our articles of association, the quorum for an ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, a minimum of one shareholder) instead of 33 1⁄3% of our issued share capital as otherwise required under the Nasdaq corporate governance rules. We may also adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we follow Israeli corporate governance practice instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Additionally, we follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors. For example, our board of directors currently comprises four directors, all of whom we have determined are independent, however during 2021, the majority of our board of directors was not deemed to be independent, in compliance with our home-country requirements. Accordingly, our shareholders may be afforded less protection that what is provided under the Nasdaq corporate governance rules to investors in U.S. domestic issuers. See “Corporate Governance-Nasdaq Listing Rules and Home Country Practices.”

Additionally, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on Nasdaq, we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure may not be as extensive as that required of U.S. domestic reporting companies. In addition, we are not required under the Exchange Act to file current reports and quarterly reports, including financial statements, with the SEC as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies reduce the frequency and scope of information and protections available to ADS holders in comparison to those applicable to U.S. domestic reporting companies.

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

If we are a “passive foreign investment company” for U.S. federal income tax purposes, there may be adverse U.S. federal income tax consequences to U.S. investors

Although we have not conducted a formal analysis, based on our income and assets, we believe that we may be treated as a passive foreign investment company, or PFIC, for the preceding taxable year. However, the determination of our PFIC status is made annually based on the factual tests described below. Consequently, while we may be a PFIC in future years, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC in the current taxable year or any future taxable years. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of the average percentage of our assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we will be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business should not be considered passive income for purposes of the PFIC test. For example, if we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined in “Additional Information-Taxation - Material United States federal income tax considerations”) holds ordinary shares or ADSs, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. See “Additional Information-Taxation-Passive foreign investment company considerations.”

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

Global minimum tax rules and related tax reforms could adversely affect our effective tax rate and financial results.

There can be no assurance that our effective tax rate for the year ended December 31, 2025 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. On December 15, 2022, the Council of the EU unanimously adopted the EU Directive on Global Minimum Tax. Subsequently, various EU member states enacted the Pillar II mechanism such that it shall become effective by December 31, 2024 or after that date.

It is noted that the Israeli Ministry of Finance has recently published draft legislation as part of the 2026 Economic Plan, proposing a revised incentive regime for research and development activities in Israel, structured primarily as refundable or credit-based tax incentives designed to qualify under the OECD’s “qualified” incentive criteria in a Pillar Two environment.

In line with the above-mentioned global developments in international taxation, the State of Israel has recently enacted the Law for the Minimum Tax on Multinational Enterprise Groups, 5786-2025, entered into force as of January 1, 2026, implementing key aspects of the OECD’s Pillar Two framework. In particular, the legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax, or QDMTT) that generally applies to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least EUR 750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule of the Pillar Two framework.

ITEM 4. Information On The Company

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

4.B. BUSINESS OVERVIEW

Overview

We are an international deep-tech company that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We are focusing on developing and selling 3D-printing production machines, utilizing advanced technologies to revolutionize the food industry, and on launching our own branded alternative protein foods in 2026.

We have developed alternative protein machinery, initially for three-dimensional printing of meat and seafood analogs, followed by hybrid meats that combine cultivated and plant-based elements. We believe that our alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

We provide production technology and associated supplies needed to commercially produce structured alternative protein products. To that end, we have developed three-dimensional printing capabilities that can mimic meat and seafood texture, flavor, nutritional values and more. Our initial commercial offering combines three-dimensional printers and their supplies, primarily plant-based ingredient blends for printing plant-based meat and fish analogs. So far, we have developed two main types of three-dimensional printer: (1) meat printer - a food production machine that produces meat analogs with a fibrous texture, mimicking meats such as beef, pork and chicken; and (2) fish printer – a food production machine that produces fish and seafood analogs with a flaky texture, such as fish and seafood. These first commercial offerings are intended to affordably generate revenues for our partners and customers by manufacturing plant-based meat and fish analogs, which are not expected to require the lengthy regulatory processes associated with cultivated meats and other novel foods.

Private Placement, Convertible Loans and Acquisition Transaction

On June 5, 2025, we entered into a securities purchase agreement, or the June 2025 Private Placement Agreement, with Gefen Capital Investments LP., or Gefen, a major shareholder of Twine, for the purchase and sale in the June 2025 Private Placement of 15,536 ADS, at an offering price of $56.00 per ADS. The June 2025 Private Placement closed on June 10, 2025.

The gross proceeds to us from the June 2025 Private Placement were $870,000. We used the proceeds from the June 2025 Private Placement to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

On June 5, 2025, we entered into the June 2025 Convertible Loan Agreement with D.B.W. Holdings (2005) Ltd., or the Lender, pursuant to which, on June 10, 2025, the Lender provided us with a convertible loan in the amount of $870,000, or the D.B.W. CLA Loan Amount. The D.B.W. CLA Loan Amount bore interest at the rate of 8% per annum until converted into our ADSs, upon completion of the Acquisition Transaction (as defined below) on October 31, 2025, at a conversion price of $56.00 per ADS, or the D.B.W. Conversion Price. We used the D.B.W. CLA Loan Amount to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

On June 5, 2025, we entered into a convertible loan agreement, or the Twine Convertible Loan Agreement, with Twine, pursuant to which on June 10, 2025, we provided Twine with a convertible loan in the amount of $1,740,000, or the Twine CLA Loan Amount. The proceeds from the Twine Convertible Loan Agreement were intended to be used by Twine to accelerate its commercial expansion. Pursuant to the Twine Convertible Loan Agreement, as amended, upon consummation of the Acquisition Transaction on October 31, 2025, we converted the Twine CLA Loan Amount into Series BB Preferred Shares of Twine, at a conversion price of $0.02079 per Twine Conversion Share. The Twine CLA Loan Amount bore interest at the rate of 8% per annum until converted.

We filed registration statements with the SEC, providing for the resale of the ADSs issued pursuant to the June 2025 Private Placement Agreement and the June 2025 Convertible Loan Agreement. The registration statements were declared effective by the SEC, and we committed to keep them effective at all times until the selling shareholders no longer own any securities being registered herein.

On June 5, 2025, we entered into a non-binding memorandum of understanding with Twine with respect to the acquisition of all of its outstanding equity on a fully-diluted basis, or the Acquisition Transaction. On September 21, 2025, we entered into the Purchase Agreement with some of the shareholders of Twine, or the Accepting Shareholders, in connection with the Acquisition Transaction. Pursuant to the Purchase Agreement and following execution of joinder agreements by the other shareholders of Twine, or the Remaining Shareholders, themselves, or by Twine by virtue of a bring-along provision under Twine’s articles of association, we acquired all of the issued and outstanding share capital of Twine on a fully diluted basis in exchange for our issuance to certain shareholders of Twine, or the Receiving Shareholders, by way of a private placement, of 633,860,000 ordinary shares (represented by 158,465 ADSs), and (b) Pre-Funded Milestone Warrants exercisable upon the reaching of predefined milestones or if the holder of such warrants holds less than the Beneficial Ownership Limitation, as defined below, vesting into 581,420,000 ordinary shares (represented by 145,355 ADSs), all exercisable during a period of ten (10) years from the date of issuance and together with the ADS Allocation, representing at the time of allocation approximately 20.2% of our outstanding share capital (assuming the exercise of all Pre-Funded Milestone Warrants) after such issuances. In connection with the Purchase Agreement, Gefen agreed that, until the third anniversary of the closing date of the Acquisition Transaction, it shall refrain from voting all ADSs owned by Gefen against any person nominated or otherwise proposed by Yaron Kaiser or Arik Kaufman for election or appointment to our board of directors.

Following the approval of our shareholders at an annual general meeting held on October 28, 2025, the Acquisition Transaction closed on October 31, 2025, and resulted in Twine becoming a wholly-owned subsidiary of the Company.

As of December 31, 2025, Twine was insolvent and no restructuring arrangement had been reached with its creditors, under applicable Israeli law, hence Twine’s financial distress and its inability to meet its obligations resulted in these creditors holding operational rights with regard to the ability to make decisions for Twine. In these circumstances, and notwithstanding our 100% equity ownership, these rights materially limited our ability to exercise decision-making authority over Twine, and we determined that we no longer had a controlling financial interest in Twine. Following this, in early 2026, Twine requested and received an order to commence proceedings pursuant to the Israeli Insolvency and Financial Rehabilitation Law, 2018, from the Central District Court of the State of Israel.

July 2025 Follow-On Offering

On July 16, 2025, we offered and sold in a public offering on a best efforts basis, or the July Follow-On Offering, (i) 23,022 ADSs, (ii) pre-funded warrants to purchase up to 274,598 ADSs, or the July Pre-Funded Warrants, and (iii) warrants to purchase up to 297,618 ADSs, or the July Common Warrants and, together with the July Pre-Funded Warrants, the July Warrants, at a combined public offering price of $8.40 per ADS and accompanying July Common Warrant, and $8.32 per July Pre-Funded Warrant and accompanying July Common Warrant. Aggregate gross proceeds from the July Follow-On Offering (without taking into account any proceeds from any future exercises of Warrants) were approximately $2.5 million. The July Follow-On Offering closed on July 17, 2025.

The July Pre-Funded Warrants could be exercised at any time until exercised in full at an exercise price of $0.08 per ADS. July The Common Warrants had an exercise price of $8.40 per ADS, were immediately exercisable, and would have expired on the five-year anniversary of the date of issuance.

A holder of the July Warrants will not have the right to exercise any portion of its July Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99% of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The investors in the July Follow-On Offering entered into a definitive securities purchase agreement with the Company, or the July Purchase Agreement. The July Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the July Purchase Agreement, we agreed to abide by certain customary standstill restrictions for a period of forty-five (45) days following the closing of the July Follow-On Offering, subject to limited exceptions. In addition, subject to limited exceptions, the July Purchase Agreement provides that for a period of one year following the closing of the July Follow-On Offering, we will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the July Purchase Agreement.

H.C. Wainwright & Co., LLC acted as the sole placement agent, or the July Placement Agent, on a “best efforts” basis, in connection with the July Follow-On Offering. On May 20, 2025, we entered into a letter agreement with the July Placement Agent to serve as exclusive underwriter, agent or advisor in any offering of our securities for a six-month term, or the July Engagement Agreement. Under the July Engagement Agreement, we agreed to pay the July Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds received by us in the July Follow-On Offering. We also agreed under the July Engagement Agreement to reimburse the July Placement Agent $25,000 for its non-accountable expenses, up to $90,000 for legal fees and out-of-pocket expenses and for its clearing expenses in the amount of up to $15,950. Pursuant to the July Engagement Agreement, we issued to the July Placement Agent or its designees warrants to purchase up to 20,833 ADSs, representing 7.0% of the sum of the ADSs and July Pre-Funded Warrants sold in the July Follow-On Offering, or the July Placement Agent Warrants. The July Placement Agent Warrants have substantially the same terms as the July Common Warrants issued and sold in the July Follow-On Offering, except that the July Placement Agent Warrants have an exercise price of $10.50 per ADS (representing 125% of the combined public offering price per ADS and accompanying July Common Warrant) and will expire on July 16, 2030. The July Engagement Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The immediate net proceeds to us from the July Follow-On Offering were approximately $2.04 million, after deducting the fees and expenses of the July Placement Agent and other offering expenses payable by us. We intend to use the proceeds from the July Follow-On Offering for additional working capital, for funding the growth of our business, including for the re-purchase of our securities and for general corporate purposes.

The July 2025 Follow-On Offering was made pursuant to a registration statement on Form F-1 (File No. 333-288621), previously filed by us with the SEC and declared effective by the SEC on July 16, 2025.

Warrant Repricing

On September 30, 2025, we entered into inducement offer letter agreements, or the Inducement Letters, with certain holders, or the Holders, of certain of our existing warrants to purchase up to 297,618 ADS, or the Existing Warrants, and collectively, the Warrant Repricing.

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 297,618 ADSs at a reduced exercise price of $5.00 per ADS, in consideration of our agreement to issue two new series of warrants, or the New Warrants, to purchase up to an aggregate of 892,854 ADSs, or the New Warrant Shares, at an exercise price of $5.00 per ADS, which became exercisable on October 28, 2025, the date on which a general meeting of our shareholders approved an increase of our authorized shares until (i) December 30, 2030 with respect to Series A Warrants to purchase an aggregate of 297,618 ADSs, and (ii) June 30, 2027 with respect to Series B Warrants to purchase an aggregate of 595,236 ADSs. We received aggregate gross proceeds of approximately $1.5 million from the Warrant Repricing, before deducting placement agent fees and other offering expenses payable by us.

We engaged H.C. Wainwright & Co., LLC, or Wainwright, to act as our exclusive placement agent in connection with the transactions contemplated by the Inducement Letters and we paid Wainwright a cash fee equal to 7.5% of the aggregate gross proceeds received from the Warrant Repricing. We also issued to Wainwright or its designees the Placement Agent Warrants to purchase up to 20,833 ADSs (representing 7.0% of the Existing Warrants exercised), which have the same terms as the Series A Warrants except the Placement Agent Warrants have an exercise price equal to $6.25 per ADS (125% of the reduced exercise price of the Existing Warrants). The Placement Agent Warrants are exercisable from the date of issuance until December 30, 2030. The closing of the transactions contemplated pursuant to the Inducement Letters occurred on October 1, 2025.

February 2025 ELOC

On February 27, 2025, we entered into the ELOC Purchase Agreement with the Selling Shareholder. Pursuant to the ELOC Purchase Agreement, we may sell to the Selling Shareholder up to $8 million, or the Commitment Amount, of our ADSs, or Purchase Notice ADSs, from time to time during the term of the ELOC Purchase Agreement.

In consideration for the Selling Shareholder’s execution and delivery of the ELOC Purchase Agreement, on April 18, 2025, we issued 874 Commitment ADSs, as the Commitment to the Selling Shareholder as the Commitment Fee pursuant to the ELOC Purchase Agreement (based on the dollar volume-weighted average price of the ADSs on the business day immediately preceding the issuance date).

Until June 30, 2026, under the terms and subject to the conditions of the ELOC Purchase Agreement, from time to time, at our discretion, we have the right, but not the obligation, to issue to the Selling Shareholder, and the Selling Shareholder is obligated to purchase, the Purchase Notice ADSs, subject to certain limitations set forth in the ELOC Purchase Agreement. Specifically, from time to time, from and after the Commencement Date, we may, at our discretion, direct the Selling Shareholder to purchase on any single business day up to USD 500 thousand in ADSs, unless mutually agreed between us and the Selling Shareholder, up to an amount of USD 3,000 thousand. The purchase price in respect of any purchase notice shall equal the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder, multiplied by 94%.The ELOC Purchase Agreement also prohibits us from directing the Selling Shareholder to purchase any ADSs if those ADSs, when aggregated with all other ADSs and ordinary shares then beneficially owned by the Selling Shareholder and its affiliates, would result in the Selling Shareholder and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the voting power or capital rights of our shares outstanding immediately following the issuance of Purchase Notice ADSs.

The ELOC Purchase Agreement will automatically terminate on the earlier of (i) June 30, 2026; (ii) the date on which the ADSs cease trading on the Nasdaq; and (iii) the date on which the Selling Shareholder shall have purchased Purchase Notice ADSs pursuant to this ELOC Purchase Agreement for an aggregate purchase price of the Commitment Amount. The ELOC Purchase Agreement does not include any of the following: (i) limitations on our use of amounts we receive as the purchase price for the ADSs sold to the Selling Shareholder; (ii) financial or business covenants; (iii) restrictions on future financings; (iv) rights of first refusal; or (v) participation rights or penalties.

The ELOC Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. Pursuant to the ELOC Purchase Agreement, we also agreed to file the registration statement to which this prospectus relates with the SEC, covering the resale of the ADSs issued or sold to the Selling Shareholder under the ELOC Purchase Agreement under the Securities Act.

As of February 23, 2026, we had 5,522,396,659 ordinary shares (represented or representable by 1,380,599 ADSs) outstanding, of which 4,491,226,219 ordinary shares (represented or representable by 1,122,806 ADSs) were held by non-affiliates. If all of the 22,775,800,000 ordinary shares (represented by 5,693,950 ADSs) offered by the Selling Shareholder under this prospectus were issued and outstanding, such shares would represent approximately 412% of the total number of ordinary shares outstanding and approximately 507% of the total number of outstanding ordinary shares held by non-affiliates, in each case as of February 23, 2026. The ELOC Purchase Agreement provides that we may sell up to an aggregate of $8.0 million of ADSs to the Selling Shareholder.

The net proceeds under the ELOC Purchase Agreement to us will depend on the frequency and prices at which we sell our ADSs, our ability to meet the conditions set forth in the ELOC Purchase Agreement and any impacts of the ownership limitations described above. We expect that any proceeds received by us from such sales of ADSs under the ELOC Purchase Agreement will be used for working capital and general corporate purposes.

There are substantial risks to our shareholders as a result of the sale and issuance of ADSs to the Selling Shareholder under the ELOC Purchase Agreement. These risks include substantial dilution, significant declines in our ADS price and our inability to draw sufficient funds when needed. See “Risk Factors.” Issuances of our ADSs under the ELOC Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted as a result of any such issuance. Although the number of ordinary shares, including ordinary shares represented by ADSs, that our existing shareholders own will not decrease, the shares owned by our existing shareholders will represent a smaller percentage of our total outstanding shares after any such issuances pursuant to the ELOC Purchase Agreement.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE - traded foodtech companies, and is a founding partner of BlueOcean Sustainability Fund, LLC, or BlueSoundWaves, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which partnered with us to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, and merger and acquisition, or M&A, transactions. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values.

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

Our Strategy

Our vision for the alternative protein machinery field is to be a global leader, offering printers based on our three-dimensional printing technology, as well as ingredient blends for use in the printers. In the future, we also aim to provide ingredient blends that include cultivated cells, for the printing of hybrid meat and seafood. We are committed to making the right choice of protein simple for end consumers, by developing commercial production machines that are capable of mimicking meat and seafood texture, flavor and nutritional values, all at an affordable cost so that we can offer our customers food printers to create products that end consumers will want to buy. Operators of our printers will have wide-ranging digital control over parameters of the products they print, including with respect to meat type, three-dimensional modeling, texture, flavor and nutritional values. In this way, end products can be adjusted and customized based on market demand. Our commercial-scale production machines are being designed to be modular, scalable starting from minimal production capacity of up to a few hundred kilograms per hour.

We operate a demonstration center near our headquarters, in order to demonstrate the full commercial production process, including all pre- and post-production stages, such as ingredients blend preparation, pasteurization and packaging, culminating in edible meat analogs produced from a commercial-scale printer. Once we successfully commercialize our first printers, we expect to also be able to demonstrate our printers at work in our customers’ food production sites.

In addition, we are seeking to diversify our potential revenue streams by preparing to launch branded alternative protein food products for the flexitarian and vegetarian markets in the first half of 2026.

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

Collaborations

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

Bondor Food Ltd.

July 2025, we announced that our first formulated, plant-based, white fish kebabs and salmon patties commenced sales at leading vegan specialty stores across Israel, under the brand name Green Future (Atid Yarok). The kebabs and patties are being manufactured by our partner Bondor Foods, following a pilot roll-out and commercial scale-up, signifying our first full product cycle revenue stream—from premix supply to consumer sales.

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

Our existing patent portfolio can currently be divided into two main areas:

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

The second area includes patents granted in the United States, Canada, New Zealand, and China, is directed to systems and methods of physically manipulating a resilient container (bladder) of bioprinted tissue culture having non-random three-dimensional cell structure over 4 dimensions, namely elongation, compression, torsion and shear, to modulate the tissue and achieve the desired texture for each meat type.

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

We have also registered our name, Steakholder Foods, and brand name as registered trademarks in various countries, and maintain ongoing rights to our domain name. Steakholder Foods was registered in Japan and the European Community and is currently undergoing examination in several other countries, including the United States.

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

We expect that demand for our alternative protein manufacturing technologies will be driven by consumer demand for alternative proteins. We believe that we will compete with other alternative protein manufacturers, other machinery providers, and the conventional meat industry as a whole.

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

Companies Developing Structured Hybrid Meat Products

To our knowledge, our technologies are among the most advanced in the world that are focused on the scaling up of three-dimensional printing of hybrid cultivated meat products, and we were the only company to already publicly demonstrate our food printing technology at large food technology events during 2023. However, there are companies attempting to produce steaks by means of other approaches, such as growing bovine cells, including fat, muscle and connective tissue on a pre-prepared scaffold, in order to create a contiguous piece of meat.

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

4.C. ORGANIZATIONAL STRUCTURE

Our subsidiaries and the countries of their incorporation are as follows:

Name	Country of Incorporation	Parent	% Ownership (direct or otherwise)
Steakholder Foods USA, Inc.	U.S.A.	Steakholder Foods Ltd.	100%
Steakholder Innovation Ltd.	Israel	Steakholder Foods Ltd.	100%
Steakholder Foods Europe BV (commenced dissolution)	Belgium	Steakholder Foods Ltd.	100%
Peace of Meat BV (commenced insolvency proceedings)	Belgium	Steakholder Foods Europe BV and Steakholder Foods Ltd.	100%
Twine Solutions Ltd. (commenced insolvency proceedings)	Israel	Steakholder Foods Ltd.	100%

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located at 22 Einstein St., Ness Ziona 7403686 Israel, covering approximately 4,600 square feet, for which the annual rent (including parking fees) is approximately USD 0.1 million, linked to the Israeli CPI. The lease for this facility commenced in January 2026 and will expire in January 2029, although we have an option to end it earlier, in July 2027.

Our demonstration center is also located in Ness Ziona, covering approximately 4,000 square feet, for which the annual rent is approximately USD 0.1 million, linked to the Israeli CPI. The lease for this facility commenced in March 2026 and will expire in August 2026, although we have an option to end it earlier, from June 2026.

Employees

As of December 31, 2025, we employed 12 employees based at our office and laboratory in Rehovot, Israel.

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

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating And Financial Review And Prospects

Our “Operating and Financial Review and Prospectus” is intended to convey management’s perspective regarding operational and financial performance for fiscal years 2025, 2024 and 2023. The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this Annual Report. Please also see “Forward-Looking Statements.”

The Company has applied U.S. GAAP as issued by the Financial Accounting Standards Board, or FASB, on a fully retrospective basis, initially for its financial statements for fiscal years as of January 1, 2023. Prior to those financial statements, the Company, reporting as of its Nasdaq initial public offering as a foreign private issuer under the Securities and Exchange Act of 1934, elected to avail itself of relief in this respect and conducted its financial reporting in accordance with International Financial Reporting Standards (IFRS).

5.A. OPERATING RESULTS

Revenues

During 2024, we recorded initial revenue from the sale of plant-based premix blends. No revenue from this activity was recognized in 2025.

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

Income Taxes

We have yet to generate taxable income. As of December 31, 2025, our operating tax loss carryforwards were approximately $40.1 million.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Below is a summary of our results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2025	2024	2023

Revenue	$-	$10	$-
Cost of Revenue	$-	$22	$-

Gross profit (loss)	$-	$(12)	$-

Operating expenses:
Research and development	$2,189	$3,518	$7,095
Marketing	774	1,192	1,937
Marketing with related party	-	172	745
General and administrative	4,040	3,582	4,401
Other expense, net	413	-	-
Total operating loss	$7,416	$8,476	$14,178
Finance expense (income), net	145	45	1,369
Loss from continuing operations	7,561	8,521	15,547
Net loss from discontinued operations	3,686	-	1,317
Loss for the year	$11,247	$8,521	$16,864

Year Ended December 31, 2025, Compared to Year Ended December 31, 2024, and Year Ended December 31, 2024, Compared to Year Ended December 31, 2023

Revenue and cost of revenue

Revenue decreased by approximately $0.01 million, or 100%, to $0 million for the year ended December 31, 2025, compared to approximately $0.01 million for the year ended December 31, 2024. Cost of revenue decreased by approximately $0.02 million, or 100%, to $0 million for the year ended December 31, 2025, compared to approximately $0.02 million for the year ended December 31, 2024. The decreases resulted from the non-recurrence of initial revenues from the sale of plant-based premix blends generated in 2024.

Research and development expenses

Research and development expenses decreased by approximately $1.3 million, or 37.1%, to approximately $2.2 million for the year ended December 31, 2025, compared to approximately $3.5 million for the year ended December 31, 2024. The decrease resulted mainly from reduced payroll expenses, reduced materials used in our research and development activities, and from a decline in office maintenance and software costs due to the non-renewal of several subscriptions as part of our company-wide cost-saving measures.

Research and development expenses decreased by approximately $3.6 million, or 50.7%, to approximately $3.5 million for the year ended December 31, 2024, compared to approximately $7.1 million for the year ended December 31, 2023. The decrease resulted mainly from reduced payroll expenses, share-based compensation, materials related to our research and development operations and from the SIIRD grant that is recognized as a reduction of research and development expenses.

Marketing expense, including marketing with related party

Marketing expenses decreased by approximately $0.6 million, or 42.9%, to approximately $0.8 million for the year ended December 31, 2025, compared to approximately $1.4 million for the year ended December 31, 2024. The decrease resulted mainly from reduction in professional services and personnel costs, including share-based compensation for employees, as well as in business development, public relations and investor relations services.

Marketing expenses decreased by approximately $1.3 million, or 48.1%, to approximately $1.4 million for the year ended December 31, 2024, compared to approximately $2.7 million for the year ended December 31, 2023. The decrease resulted mainly from reduction in professional services and personnel costs, including share-based compensation for employees, as well as in business development, public relations and investor relations services.

General and administrative expenses

General and administrative expenses increased by approximately 0.4 million, or 11.1%, to approximately $4 million for the year ended December 31, 2025, compared to approximately $3.6 million for the year ended December 31, 2024. The increase resulted mainly from an increase in legal and professional services.

General and administrative expenses decreased by approximately $0.8 million, or 18.6%, to approximately $3.6 million for the year ended December 31, 2024, compared to approximately $4.4 million for the year ended December 31, 2023. The decrease resulted mainly from payroll expenses, share-based compensation, D&O insurance expenses and corporate costs.

Other expenses, net

Other expenses, net were approximately $0.4 million for the year ended December 31, 2025, compared to $0 for the year ended December 31, 2024 and 2023. The increase is driven mainly from loss recognized on the disposal of fixed assets and on lease termination.

Loss from continuing operations

The loss from continuing operations decreased by approximately $0.9 million, or 10.6%, to approximately $7.6 million for the year ended December 31, 2025, compared to approximately $8.5 million for the year ended December 31, 2024, driven mainly by decreases in research and development and marketing expenses as part of our company-wide economizing measures initiated in 2024.

The loss from continuing operations decreased by approximately $7 million, or 45.2%, to approximately $8.5 million for the year ended December 31, 2024, compared to approximately $15.5 million for the year ended December 31, 2023, driven mainly by decreases in research and development expenses as part of our company-wide economizing measures.

Net loss from discontinued operations

The net loss from a discontinued operation was approximately $3.7 million for the year ended December 31, 2025. There was no net loss from a discontinued operation in 2024, while such loss in 2023 totaled approximately $1.3 million.

The results in each period relate to the discontinuation of different subsidiaries, and therefore are not directly comparable.

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

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation, impairment of intangible assets, goodwill, and non-financial assets at each reporting period. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

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

5.B. LIQUIDITY AND CAPITAL RESOURCES

Since the commencement of our food technology operations, we have only generated initial revenues and have incurred operating losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity securities. Since the inception of Steakholder Innovation through December 31, 2025, we have raised an aggregate of approximately $81.4 million in public and private placement rounds. As of December 31, 2025, we had approximately $3.1 million in cash and cash equivalents.

The table below shows a summary of our cash flows from continued and discontinued operations for the periods indicated.

	Year Ended December 31,
	2025	2024	2023

Net cash used in operating activities	$(6,745)	$(8,458)	$(12,727)
Net cash used in investing activities	(1,274)	(956)	(764)
Net cash provided by financing activities	9,792	6,384	11,257
Effect of exchange rate changes on cash and cash equivalents	54	42	198
Net increase (decrease) in cash and cash equivalents	$1,827	$(2,988)	$(2,036)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024, and Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net cash used in operating activities

Net cash used in operating activities decreased by approximately $1.7 million, or 20.0%, to approximately $6.8 million for the year ended December 31, 2025, compared to approximately $8.5 million for the year ended December 31, 2024. The decrease was mainly driven by higher non-cash adjustments, partially offset by a higher net loss and unfavorable changes in working capital.

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

Net cash used in investing activities

Net cash used in investing activities increased by approximately $0.3 million, or 33.0%, to approximately $1.3 million for the year ended December 31, 2025, compared to approximately $1 million for the year ended December 31, 2024. This increase was primarily driven by the Company’s investment in a convertible loan in 2025, compared to no such investment in 2024, partially offset by lower purchases of fixed assets and higher proceeds from the sale of fixed assets during 2025.

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

Net cash provided by financing activities

Net cash provided by financing activities increased by approximately $3.4 million, or 53.1%, to approximately $9.8 million for the year ended December 31, 2025, compared to approximately $6.4 million for the year ended December 31, 2024. This increase was due to the increase in proceeds from issuance of shares and exercise of warrants.

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

Since inception, we have incurred significant losses and negative cash flows from operations and have an accumulated deficit of $89.9 million. We have financed our operations mainly through fundraising from various investors.

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

Foreign Currency Exchange Risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. Currency fluctuations could affect us primarily through increased or decreased foreign currency-denominated expenses. Our policy is not to enter into any currency hedging transactions. We cannot predict any future trends in the rate of appreciation or devaluation (if any) of the NIS against the dollar. For example, the NIS appreciated significantly relative to the dollar in 2025, thereby increasing, in 2025, the U.S. dollar cost of our NIS-denominated expenses. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business and may impact our results of operations. Currency fluctuations had an immaterial effect on our results of operations during the years ended December 31, 2025, 2024 and 2023.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For a description of our research and development policies for the last three years, see “Item 4.—Information on the Company—Business Overview—Intellectual Property.”

5.D. TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. For further information, see Note 2 to our annual consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 6. Directors, Senior Management And Employees

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F. Unless otherwise stated, the address of our executive officers and directors is Steakholder Foods Ltd., 22 Einstein St., Ness Ziona 7403686, Israel.

Name	Age	Position
Executive Officers:
Arik Kaufman	45	Chief Executive Officer
Oren Yosi Atia	44	Vice President of Finance
Non-Employee Directors:
Yaron Kaiser (1)	48	Chairman of the Board of Directors
David Gerbi(1)(2)(3)	46	Director
Eli Arad(1)(2)(3)	53	Director
Sari Singer Kaufman(1)(2)(3)	46	Director

(1)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

Executive Officers

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and is a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which partnered with us to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising and M&A transactions. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Oren Yosi Atia has served as our Vice President of Finance since November 2024. He has served as CEO of CO-Finance since he founded it in 2014, where he provides CFO, controlling and accounting, bookkeeping, and payroll services. He has vast experience in financial management, budgeting and controlling, cash flow management, financial infrastructure development, accounting reporting, and taxation. Between 2008 and 2014, he served as Audit Manager at PwC Israel, where he provided services to public, private, and international companies, and as CFO for Israeli branches of global companies and for high tech startups. He holds a B.A. in Accounting and Economics from Ruppin Academic Center, and is a member of the Institute of Certified Public Accountants in Israel.

Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and served as Chairperson of Wilk Technologies Ltd. between January 2021 and December 2023. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, initial public offerings, M&As, the Israel Securities Authority and corporate governance, previously at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaiser Kaufman, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Eli Arad has served as a director since February 2018. Mr. Arad has served as chief executive officer of Merchavia Holdings and Investments Ltd (TASE:MRHL), a life sciences investment company, since 2011. He served as a director of Cleveland Diagnostics, Inc., a clinical-stage biotechnology company developing technologies to improve cancer diagnostics, from 2016 until 2025. He has also served as a director of E.N. Shoham Business Ltd. (TASE:SHOM) since 2019, and of several privately-held companies. Mr. Arad has held leadership roles in numerous biomedical start-up companies, and has extensive experience in financial management, corporate governance and life sciences investments. Mr. Arad is a certified public accountant who holds a diploma in Accounting from Ramat Gan College and an Executive B.A. (Hons.) in Business Administration from the Ruppin Academic Center.

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Nur Ink Innovations Ltd. (TASE:NURI) and Bee-io Honey Ltd. (TASE:BHNY) since 2021, Golden Energy Power Ltd. (TASE:GLDE) since 2024, and PsyRx CNS Bio-Tech Ltd. (TASE:PSRX) since 2025. He previously served as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) between 2017 and 2023. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

Sari Singer Kaufman has served as a director since March 2021. Ms. Singer Kaufman has served as General Counsel and Executive Vice President at NewMed Energy LP (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Leviathan offshore gas field, as well as other petroleum assets offshore Israel and Cyprus, since 2012, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer Kaufman holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

In addition, Limor Ganot and Snir Wiessman served as directors between October 31, 2025 and January 8, 2026.

Family Relationships

There are no family relationships among any of our directors or officers.

6.B. COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2025, was approximately $2.2 million. This amount includes approximately $0.2 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include share-based compensation expenses, or business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of the date hereof, restricted share units vesting into 172 ADSs were outstanding under our share incentive plans, in addition to 13,750 unvested restricted shares, all with no exercise price.

Individual Compensation of Office Holders

The table and summary below outlines the compensation granted to our five most highly compensated executive officers in 2025, including our Chief Executive Officer, the Chairman of our Board of Directors, our former Chief Technologies Officer, Vice-President of Finance and a director, with respect to the year ended December 31, 2025. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation	Total
	(USD in thousands)
Mr. Arik Kaufman
Chief Executive Officer	620	103	134	-	857
Mr. Yaron Kaiser
Chairman of the Board of Directors	349	72	93	-	514
Mr. Itamar Atzmony
Former Chief Technologies Officer	309	-	30	-	339
Mr. Oren Yosi Atia
Vice President of Finance	169	-	3	-	172
Ms. Sari Singer Kaufman
Director	50	-	44	-	94

(1)	Salary includes the gross salary of the officer or director plus payment by us of social benefits on behalf of the officer or director. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual cash-based bonuses paid or to be paid in 2025 with respect to 2024.

(3)	Represents the equity-based compensation expenses, based on the options’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 11 to our annual consolidated financial statements included elsewhere in this prospectus.

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

The material employment terms for Mr. Kaufman, our Chief Executive Officer, are as follows since January 24, 2023: (1) a gross annual salary at a cost to us of $414,000, which automatically increases by an amount equal to seven percent at the end of each year of service; (2) an allocation of restricted share units (RSUs) vesting into 1,910,000 ordinary shares (currently equivalent to 478 ADSs), which vested over three years with no exercise price, issued under the 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, or Tax Ordinance, which were subject to acceleration upon termination pursuant to either our sale or change in control; (3) an allocation of performance share units (PSUs) which vested into 1,910,000 ordinary shares (currently equivalent to 478 ADSs) in 2024 upon achievement of a pre-determined milestone; (4) reimbursement of annual travel expenses; (5) an allocation in 2025 of restricted share units (RSUs) vesting into 185,632,000 ordinary shares (currently equivalent to 46,408 ADSs), vesting over three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025), but fully vested upon the completion of our acquisition of Twine, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Tax Ordinance; (6) termination of the employment relationship upon provision of six months’ advance notice by either party; (7) severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); (8) social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification and exculpation undertakings to the fullest extent permitted by the Companies Law; and (9) an annual performance bonus in the aggregate amount of up to $113,000, subject to his meeting certain performance milestones as determined by our Board of Directors on an annual basis. In 2025, these milestones included completing the installation of our printer at a third party, the launch of a first product in the market, shipment of a first printer to a customer, conclusion of a strategic agreement in the USA, receiving approval for a grant in the amount of at least USD 500,000, meeting our budget goals, and completion of capital raising of up to USD 5 million (on a pro rata basis for lesser amounts).

The material terms for Mr. Kaiser, the Chairman of our board of directors, are as follows since January 24, 2023: (1) an annual fee of $290,000, to be paid in four equal quarterly installments in USD or in NIS at the then-current exchange rate, which automatically increases by an amount equal to seven percent at the end of each year of service; (2) reimbursement of annual travel expenses of up to $18,000; (3) an allocation of restricted share units (RSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 335 ADSs), which vested over three years, with no exercise price, issued under the 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Tax Ordinance, which were subject to acceleration upon termination pursuant to either our sale or change in control; (4) an allocation of performance share units (PSUs) which vested into 1,340,000 ordinary shares (currently equivalent to 335 ADSs), upon achievement of a pre-determined milestone in 2024; (5) an annual bonus equal to 70% of the bonus awarded to the Chief Executive Officer in the applicable year; (6) an allocation of restricted share units (RSUs) vesting into 129,940,000 ordinary shares (currently equivalent to 32,485 ADSs), vesting over three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025), but fully vested upon the completion of our acquisition of Twine, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Tax Ordinance; (7) severance pay equal to 12.5% of Mr. Kaiser’s annual fee upon the involuntary termination of his directorship, not for cause, following three to twelve months of service, or 25% following twelve or more months of service (or 50% of these amounts upon Mr. Kaiser’s resignation); and (8) other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification and exculpation undertakings to the fullest extent permitted by the Companies Law.

In addition, we pay fees to our non-executive directors in return for their service on our board of directors, in accordance with our compensation policy.

Our other employees are employed under the terms prescribed in their respective employment contracts. The employees are entitled to the social benefits prescribed by law and as otherwise provided in their agreements. These agreements each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under currently applicable labor laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Risk Factors-Risks Related to Our Operations” for a further description of the enforceability of non-competition clauses.

Executive officers are also employed on the terms and conditions prescribed in employment agreements. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. See “Risk Factors-Risks Related to Our Operations-If we are unable to attract and retain qualified employees, our ability to implement our business plan may be adversely affected.”

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

Under the share option plan, we may grant options to purchase Ordinary Shares and/or RSUs, or options, under four tracks: (i) Approved 102 capital gains options through a trustee, which was approved by the Israeli Tax Authority in accordance with Section 102(a) of the Israeli Income Tax Ordinance (New Version), 1961, or the Ordinance, and granted under the tax track set forth in Section 102(b)(2) of the Ordinance. The holding period under this tax track is 24 months from the date of issuance of options to the trustee or such period as may be determined in any amendment of Section 102 of the Ordinance, or any applicable tax ruling or guidelines; (ii) Approved 102 earned income options through a trustee, granted under the tax track set forth is Section 102(b)(1) of the Ordinance. The holding period under this tax track is 12 months from the date of issuance of options to the trustee or such period as may be determined in any amendment of Section 102 of the Ordinance; (iii) Unapproved 102 options (the options will not be issued through a trustee and will not be subject to a holding period); and (iv) 3(i) options (the options will not be subject to a holding period). These options shall be subject to taxation pursuant to Section 3(i) of the Ordinance, or Section 3(i).

Options pursuant to the first three tax tracks (under Section 102 of the Ordinance) can be granted to our employees and directors and the grant of options under Section 3(i) can be granted to our consultants and controlling shareholders (a controlling shareholder is defined under the Section 102 of the Ordinance is a person who holds, directly or indirectly, alone or together with a “relative,” (i) the right to at least 10% of the company’s issued capital or 10% of the voting power; (ii) the right to hold at least 10% of the company’s issued capital or 10% of the voting power, or the right to purchase such rights; (iii) the right to receive at least 10% of the company’s profits; or (iv) the right to appoint a company’s director). Grantees who are not Israeli residents may be granted options that are subject to the applicable tax laws in their respective jurisdictions.

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

2022 Share Incentive Plan

We adopted the 2022 Share Incentive Plan, on June 10, 2022, and a general meeting of our shareholders approved the 2022 Share Incentive Plan on March 30, 2023. The 2022 Share Incentive Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Shares Available for Grants. The maximum number of Shares (which means ordinary shares, of no par value, (including ordinary shares resulting or issued as a result of share split, reverse share split, bonus shares, combination or other recapitalization events, and including in the form of ADSs), or shares of such other class of shares as shall be designated by the board of directors of the Company in respect of the relevant award) available for issuance under the 2022 Share Incentive Plan is equal to the sum of (i) 1,063,403,521 Shares, (ii) 1,127,850 Shares, which represents the number of Shares available for issuance under the Option and RSU Allocation Plan, or the Prior Plan, on the effective date of the 2022 Share Incentive Plan, and (iii) an annual increase on the first day of each year beginning in 2023 and on January 1st of each calendar year thereafter and ending on January 1, 2032, equal to the lesser of (A) 5% of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year, on a fully diluted basis; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year. Shares issued under the 2022 Share Incentive Plan may be, in whole or in part, authorized but unissued Shares, (and, subject to obtaining a ruling as it applies to 102 awards) treasury shares (dormant shares) or otherwise Shares that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law).

Any Shares (a) underlying an award granted under the 2022 Share Incentive Plan or an award granted under the Prior Plan (in an amount not to exceed 8,498,490 Shares under the Prior Plan) that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares, for any reason, without resulting in the issuance of Shares; (b) if permitted by the Company, subject to an award that are tendered to pay the exercise price of an award; or withholding tax obligations with respect to an award; or, if permitted by the Company, subject to an award that are not delivered to a Grantee because such Shares are withheld to pay the exercise price of such award; or withholding tax obligations with respect to such award may again be available for issuance under the 2022 Share Incentive Plan and for issuance upon exercise or (if applicable) vesting thereof for the purposes of the 2022 Share Incentive Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2022 Share Incentive Plan in its discretion.

The maximum aggregate number of Shares that may be issued pursuant to the exercise of incentive stock options granted under the 2022 Share Incentive Plan, or the ISO Limit, shall be the sum of (a) the aggregate number of Shares set forth in clauses (a) and (b) in the above paragraph; and (b) any Shares underlying awards granted under the Prior Plan that are returned to the 2022 Share Incentive Plan (not to exceed 8,498,490 Shares). To the extent permitted under Section 422 of the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended (the “Code”), any Shares covered by an award that has expired, or was cancelled, terminated, forfeited, or settled in cash without the issuance of Shares shall not count against the ISO Limit. Shares that actually have been issued under the 2022 Share Incentive Plan shall not become available for future issuance hereunder pursuant to incentive stock options.

Administration. Our board of directors, or a duly authorized committee of our board of directors, or the Administrator, or the Administrator, will administer the 2022 Share Incentive Plan. Under the 2022 Share Incentive Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2022 Share Incentive Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2022 Share Incentive Plan and take all other actions and make all other determinations necessary for the administration of the 2022 Share Incentive Plan.

The Administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2022 Share Incentive Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2022 Share Incentive Plan but without amending the 2022 Share Incentive Plan; provided, that if the Administrator takes such action with respect to an award held by a U.S. service provider, it shall do so in accordance with the requirements of Section 409A of the Code, if applicable.

The Administrator also has the authority to amend and rescind rules and regulations relating to the 2022 Share Incentive Plan or terminate the 2022 Share Incentive Plan at any time before the date of expiration of its ten year term.

Eligibility. The 2022 Share Incentive Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version) 5271-1961, and the regulations and rules promulgated thereunder, all as amended from time to time (the “Ordinance”), and Section 3(i) of the Ordinance and in compliance with Section 422 of the Code and Section 409A of the Code as they relate to U.S. service providers when granted Nonqualified Stock Options, and to U.S. service providers who are Employees when granted Incentive Stock Options.

Grants. All awards granted pursuant to the 2022 Share Incentive Plan will be evidenced by an award agreement, in a form approved, from time to time, by the Administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2022 Share Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the Administrator and stated in the award agreement, and subject to the conditions of the 2022 Share Incentive Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the Administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the Shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates.

Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2022 Share Incentive Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.

Options granted under the 2022 Share Incentive Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the Shares (if the Shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date immediately preceding the day of the grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent shareholders, not less than 110%.

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

Incentive stock options may be granted only to U.S. service providers who are employees of the Company. However, if for any reason an option (or portion thereof) does not qualify as an incentive stock option, then, to the extent of such non-qualification, such option (or portion thereof) shall be treated as a nonqualified stock option granted under the 2022 Share Incentive Plan.

An RSU may be awarded to any service provider, including under Section 102 of the Ordinance. Subject to Applicable Law, RSUs may be granted in consideration of a reduction in the recipient’s other compensation. No payment of exercise price shall be required as consideration for RSUs, unless included in the award agreement or as required by applicable law. The grantee shall not possess or own any ownership rights in the Shares underlying the RSUs. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after vesting as determined by the Administrator; provided, that no such deferral shall be made with respect to RSUs held by a U.S. service provider if such deferral would cause such RSUs to fail to qualify for an exemption under Section 409A of the Code and become subject to the requirements of Section 409A of the Code, unless expressly determined by the Administrator, or would violate the requirements of Section 409A. In no event shall any dividends or dividend equivalent rights be paid before the vesting of the portion of the RSUs to which such dividends or dividend equivalent rights relate, unless otherwise provided for in an award agreement or determined by the Committee. Any RSUs granted under the 2022 Share Incentive Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code.

Exercise. An award under the 2022 Share Incentive Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Share Incentive Plan, the Administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee. The exercise period of an award will be determined by the Administrator and stated in the award agreement, but will in no event be longer than ten (10) years from the date of grant of the award. Notwithstanding anything to the contrary, the Administrator may extend the periods for which awards held by any grantee may continue to vest and/or be exercisable; it being clarified that such awards may lose their entitlement to certain tax benefits under applicable law; if done so with respect to a U.S service provider, the Administrator shall act in accordance with Section 409A of the Code, as applicable.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2022 Share Incentive Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Share Incentive Plan.

In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the Administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Share Incentive Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2022 Share Incentive Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2022 Share Incentive Plan.

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

6.C. BOARD PRACTICES

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

Our directors are divided among the three classes as follows:

●	the Class I director is Mr. Eli Arad and his term will expire at the Company’s annual general meeting of shareholders to be held in 2026;

●	the Class II director is Mr. David Gerbi and his term will expire at the Company’s annual general meeting of shareholders to be held in 2027; and

●	the Class III directors are Mr. Yaron Kaiser and Ms. Sari Singer Kaufman and their respective terms will expire at the Company’s annual general meeting of shareholders to be held in 2028.

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

Our audit committee currently consists of Eli Arad, Sari Singer Kaufman and David Gerbi, and operates pursuant to a written charter which was adopted by the Company as required under the Nasdaq Listing Rules. All members are independent directors as defined in the Companies Law, SEC rules and Nasdaq listing requirements. Our board of directors has determined that all members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq Marketplace Rules. Our board of directors has determined that Eli Arad and David Gerbi are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq Marketplace Rules.

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

Our compensation committee currently consists of Eli Arad, Sari Singer Kaufman and David Gerbi. All members are independent directors as defined in the Companies Law, SEC rules and regulations, and Nasdaq Marketplace Rules.

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

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof. Our current internal auditor is Mr. Eyal Basch, CSA, CISA, CRISC, who is a member of the Institute of Internal Auditors in Israel.

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

6.D. EMPLOYEES

As of December 31, 2025, we employed 12 employees based at our office and laboratory in Rehovot, Israel.

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

6.E. SHARE OWNERSHIP

See “Item 7.A. Major Shareholders” below.

6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. Major Shareholders And Related Party Transactions

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, including ordinary shares represented by ADSs, as of the date of this Annual Report on Form 20-F, by each person or entity who beneficially owns 5% or more of the outstanding ordinary shares, to the best of our knowledge each of our directors and executive officers, and all of our directors and executive officers as a group. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, we are not owned or controlled by a foreign government. Except for shareholders identified below, we have no knowledge of any corporation or other natural or legal person owning a significant interest in the Company.

As of the date of this Annual Report on Form 20-F, there are five shareholders of record of our ordinary shares, of whom two are in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as most of the shares we have issued, including those represented by ADSs are currently recorded in the name of our ADS registrar, The Bank of New York Mellon. Based upon a review of the information provided to us by The Bank of New York, as of March 1, 2026, there were nine holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our ADSs nor is it representative of where such beneficial holders reside, since many of these ADSs were held of record by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Steakholder Foods Ltd., 22 Einstein St., Ness Ziona 7403686 Israel.

	ADSs Beneficially Owned
Name of Beneficial Owner	Number		Percentage(1)
5% or greater shareholders
Gefen Capital Investments, LP	297,081	(2)	17.8%
Directors and executive officers
Arik Kaufman(3)	196,137		12.8%
Oren Yosi Atia	15,094		1.0%
Yaron Kaiser(4)	182,347		11.9%
David Gerbi	8,277		*
Eli Arad	8,265		*
Sari Singer Kaufman	8,267		*
All directors and executive officers as a group (6 persons)	269,641		17.7%

*	Less than one percent (1%).

(1)	Based on 1,526,875 ADSs, representing or able to represent Ordinary Shares, outstanding as of the date of this annual report, unless stated otherwise herein.

(2)	This information is based solely on a Schedule 13D filed with the SEC on November 10, 2025, or the Schedule 13D Report, pursuant to which Gefen Capital Investments, LP, or Gefen Capital, a Delaware limited partnership, reported that it is the beneficial owner of 151,726 ADSs and pre-funded milestone warrants exercisable into 145,355 ADSs within 60 days of the date hereof, with an exercise price of $0.01. These warrants expire on October 31, 2035. Mr. David Wiessman may be deemed to beneficially own our securities held by the selling shareholder by virtue of his voting rights. The address for Gefen Capital and Mr. Wiessman is 85 Medinat Hayehudim St., Herzliya Pituach, Israel 4676670.

(3)	Consists of 47,391 ADSs and 148,746 ADSs which have vested from employee restricted shares and restricted share units, for which Mr. Kaufman holds a power of attorney to vote. Mr. Kaufman disclaims beneficial ownership of such restricted shares except to the extent of his pecuniary interest therein. The same underlying restricted shares are also attributed to Mr. Kaiser by virtue of the same power of attorney and should not be read as additive.

(4)	Consists of 33,601 ADSs based on information provided to us by Mr. Kaiser and 148,746 ADSs which have vested from employee restricted shares and restricted share units, for which Mr. Kaiser holds a power of attorney to vote. Mr. Kaiser disclaims beneficial ownership of such restricted shares except to the extent of his pecuniary interest therein. The same underlying restricted shares are also attributed to Mr. Kaufman by virtue of the same power of attorney and should not be read as additive.

7.B. RELATED PARTY TRANSACTIONS

The following is a description of the material transactions we entered into with related parties since January 1, 2022. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

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

Twine Financing

Pursuant to our acquisition of Twine in October 2025, we provided Twine with financing for its operational needs, in the form of intercompany loans for an aggregate principal amount of approximately $1 million.

Subletting office and meeting room space from Kaiser Kaufman law firm

In March 2026, our Audit Committee approved the subletting of office and meeting room space from Kaiser Kaufman law firm in Ramat Gan, Israel at an annual rate of approximately USD 33 thousand. We require this space in order to meet our expanding office space needs, and due to its central location.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

8.B. SIGNIFICANT CHANGES

Since December 31, 2025, the following significant changes have occurred:

●

Since January 1, 2026, we have sold 22,115 ADSs for gross proceeds of approximately $55 thousand and net proceeds of approximately $52 thousand under an At-the-Money offering agreement of August 1, 2024, with underwriter fees of approximately $2 thousand.

●

In January 2026, following Twine’s insolvency as of December 2025, Twine filed a request with the Central District Court of the State of Israel to receive an order to commence proceedings pursuant to the Israeli Insolvency and Financial Rehabilitation Law, 2018. The motion was granted, and the Court issued an order commencing insolvency proceedings on February 10, 2026.

●

On February 28, 2026, a military operation referred to as “Operation Roaring Lion” began, involving coordinated strikes by Israeli and United States forces against targets in Iran. In response, attacks were launched toward Israel and other countries in the region, including rocket fire directed at Israeli civilian areas. Hezbollah in Lebanon also joined the conflict and launched rockets toward Israel, and the Israel Defense Forces carried out strikes against Hezbollah targets in Lebanon. These developments have affected economic activity in Israel, including the declaration of a state of emergency, disruptions to business operations, large-scale reserve mobilizations, and potential impacts on supply chains. While a temporary ceasefire agreed to between Iran and the U.S. on April 8, 2026 as part of ongoing negotiations for a permanent ceasefire agreement, the situation remains volatile and uncertain. Although the ceasefire has been subject to extensions and continued diplomatic engagement, it has reportedly been characterized by tensions, alleged violations and stalled negotiations. We cannot predict if and to what extent this ceasefire will remain in effect or upheld or whether hostilities may resume or further escalate. As of the date hereof, the Company cannot reasonably estimate the potential impact of these events on its business, financial position, or results of operations, and management continues to monitor developments.

●

On January 6, 2026, we entered into an amendment to the royalties and materials supply agreement with Wyler Farm dated May 12, 2024. Under the terms of the amendment, we agreed to purchase from Wyler Farm the raw materials previously acquired by Wyler for consideration of USD 34 thousand (NIS 108 thousand). In addition, the parties agreed that we will collect the equipment owned by us from Wyler Farm.

ITEM 9. The Offer And Listing

9.A. OFFER AND LISTING DETAILS

ADSs

The ADSs, representing our ordinary shares, are traded on the Nasdaq under the symbol “STKH.”

Ordinary Shares

Our ordinary shares were traded on the TASE from January 26, 2020 under the symbol “MEAT” until March 2021, and thereafter under the symbol “MITC” until August 3, 2021, when we voluntarily de-listed them from trade on the TASE. Our ADSs were traded on the Nasdaq under the symbol “MITC” from March 2021 until August 3, 2022, and have been traded thereafter under the symbol “STKH.” Some of our ordinary shares are traded over the counter under the symbol “MTTCF.”

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

For a description of our publicly-traded ADSs, see “Item 9.— Offer and Listing Details —ADSs.” For a description of our ordinary shares, see “Item 9.— Offer and Listing Details —Ordinary Shares.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. Additional Information

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

10.C. MATERIAL CONTRACTS

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

As consideration for such services, BlueSoundWaves received (i) an option to purchase 6,215,770 ordinary shares, currently equal to 1,554 ADSs, and (ii) 1,243,150 of our ordinary restricted shares, currently equal to 311 ADSs. The exercise price per ordinary share of the ordinary share option and restricted ordinary share option is the greater of (a) the closing price per ADS on October 5, 2021 ($2,660) divided by the number of ordinary shares represented by the ADS and (b) the closing price per ADS on the day prior to the exercise of the options less a discount ranging from 25% to 75% depending on how much higher the exercise price is compared to the price determined under subsection (a) of this paragraph. The options granted pursuant to this agreement will vest over a three-year period, with one-third vesting on the first anniversary of the Services and Collaboration Agreement with the remaining amount vesting in equal quarterly installments for the remaining period. If either party provides notice to terminate the agreement, the quarterly vesting will be cancelled. A percentage of the options described above will immediately vest and be exercisable upon the occurrence of certain trading milestones, investment milestones or change of control event. We have also agreed to reimburse BlueSoundWaves its reasonable out of pocket expenses which have been previously approved.

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

10.D. EXCHANGE CONTROLS

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

10.E. TAXATION

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

Under the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Taxation of our Shareholders

Capital gains

Capital gains tax is generally imposed on the disposal of capital assets by an Israeli resident, and on the disposal of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident company, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident company (non-Israeli company) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is not currently subject to tax in Israel.

Real Capital Gain accrued by individuals on the sale of our ordinary shares or ADSs, which had been purchased after January 1, 2012, will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the company’s means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%. Real capital gain derived by companies will be generally subject to a corporate tax, currently at a rate of 23%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income in 2025, a tax rate of 23% for companies and a marginal tax rate of up to 47% for individuals, unless contrary provisions in a relevant tax treaty applies.

Certain Israeli institutions that are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Israeli Income Tax Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the securities.

Pursuant to the provisions of Section 94B of the Ordinance, and subject to the conditions set forth therein, an Israeli shareholder selling shares who is a company or an individual that was a substantial shareholder of the company at the time of the sale or at any time during the 12 months preceding the sale, may request that the tax rate applicable to the portion of the real capital gain corresponding to the portion of distributable profits—calculated as the ratio between the seller’s share in the rights to the profits of the company by virtue of the share and the total rights to profits in the company—be the tax rate that would have applied had such profits been received as a dividend immediately prior to the sale, in accordance with Sections 125B or 126(b) of the Ordinance, as applicable.

Notwithstanding the foregoing, generally, capital gain derived from the sale of our ordinary shares or ADSs by a shareholder who is a non-Israeli resident (whether an individual or a company) should be exempt from Israeli capital gain tax, provided, among others, that:(i) the ordinary shares or ADSs were purchased upon or after the listing of the securities on the stock exchange, and (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable. However, non-Israeli entities will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli entity. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares or ADSs are deemed to be business income.

In addition to the tax exemption under Israeli tax law, the sale of ordinary shares or ADSs may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for a reduced tax rate). For example, the U.S.-Israel Tax Treaty, or the Treaty, generally exempts U.S. residents (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset from Israeli capital gains tax in connection with such sale, exchange or disposition unless either (i) the U.S. treaty resident owns, directly or indirectly, 10% or more of the Israeli resident company’s voting rights at any time within the 12-month period preceding such sale, exchange or disposition; (ii) the seller, if an individual, has been present in Israel for a period or periods aggregating to 183 days or more in the aggregate during the relevant taxable year; (iii) the capital gain from the sale, exchange or disposition was derived through a permanent establishment of the U.S. resident in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of such shares or ADSs would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether our shareholders may be liable for Israeli tax on the sale of their shares or ADSs, the payment of the consideration may be subject to withholding tax at source in Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA, provide documents (including, for example, a certificate of residency), or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold tax at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of each tax year, in respect of sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, there is no need to file a return and no advance payment must be paid, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on the annual income tax return.

Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid (other than bonus shares) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. Israeli resident companies are generally exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident companies.

Non-Israeli residents (whether individuals or companies) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Under the U.S.- Israel Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, for dividends not generated by a certain enterprise under the Encouragement of Capital Investments Lawand paid to a U.S. company holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying company for such preceding year consists of certain types of dividends and interest. The aforementioned rates under the U.S.-Israel Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2025 (which amount is generally linked to the annual change in the Israeli consumer price index from 2028), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 for 2025 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

10.F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G. STATEMENTS BY EXPERTS

Not applicable.

10.H. DOCUMENTS ON DISPLAY

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

10.I. SUBSIDIARY INFORMATION

Not applicable.

10.J. ANNUAL REPORT TO SECURITY HOLDERS

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

ITEM 12. Description Of Securities Other Than Equity Securities

12.A. DEBT SECURITIES

Not applicable.

12.B. WARRANTS AND RIGHTS

Not applicable.

12.C. OTHER SECURITIES

Not applicable.

12.D. AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon is the depositary of the ADSs. Each ADS represents 4,000 ordinary shares (or a right to receive 4,000 ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The Depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

Our management assessed our internal control over financial reporting as of December 31, 2025, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

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

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code Of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that is applicable to all of our directors, executives and other employees, and those of our affiliates. A copy of the Code of Conduct is available on our website at www.steakholderfoods.com. Any waivers of the Code of Ethics for directors and officers require the approval of the audit committee of our board of directors. We expect that any amendments to the Code of Conduct will be disclosed on our website. We granted no waivers under our Code of Ethics and Conduct in 2025.

ITEM 16C. Principal Accountant Fees And Services

Fees Paid to Independent Registered Public Accounting Firm

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2025 and 2024. Following are Somekh Chaikin’s fees for professional services in each of the respective fiscal years:

	Year ended December 31,
	2025	2024
	USD, in thousands

Audit fees(1)	426	218
Tax fees(2)	27	29
Total	453	247

(1)	Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Tax fees include fees billed for tax compliance services that were rendered during the most recent fiscal year, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

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

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the “Committee”) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.

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

ITEM 19. Exhibits

Exhibit No.	Description
1.1	Steakholder Foods Ltd. Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025)

2.1	Form of Deposit Agreement between the Registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued by the Company (incorporated herein by reference to Exhibit 2.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities pursuant to Section 12 of the Securities and Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025)

4.1	Services and Collaboration Agreement by and between the Registrant and BlueOcean Sustainability Fund, LLC, dated October 6, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 24, 2022)

4.2	Employment Agreement by and between the Registrant and Arik Kaufman, dated March 15, 2022, as amended on April 5, 2022 and April 20, 2023 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

4.3	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

4.4*	Form of Exculpation Agreement (incorporated herein by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.5*	2018 Option and Restricted Stock Unit Allocation Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022)

4.6	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 4, 2023)

4.7	Compensation Policy for Directors and Officers (incorporated herein by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

4.8	At the Market Offering Agreement, dated as of August 1, 2024, between the Company and H.C. Wainwright & Co., LLC, (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on August 1, 2024)

4.9	Securities Purchase Agreement, dated as of February 27, 2025, between the Company and the investor identified on the signature page thereto (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.10	Form of ADS Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.11	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.12	Registration Rights Agreement, dated as of February 27, 2025, between the Company and the investor identified on the signature page thereto (incorporated herein by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

4.13	Any Market Purchase Agreement, dated as of February 27, 2025 between the Company and the investor identified on the signature page thereto (incorporated herein by reference to Exhibit 10.5 to the registrant’s Report on Form 6-K furnished to the SEC on February 28, 2025)

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Registrant’s registration statement on Form F-1, filed with the SEC on February 27, 2026)

11.1	Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, member firm of KPMG International, independent registered public accounting firm

97.1	Steakholder Foods Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	English translation of original Hebrew document.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for this filing and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
Arik Kaufman
Chief Executive Officer

Date: April 30, 2026

STEAKHOLDER FOODS LTD.

Steakholder Foods Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Steakholder Foods Ltd.:

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Steakholder Foods Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, change in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

We have served as the Company’s auditor since 2020.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

Tel Aviv, Israel

April 30, 2026

STEAKHOLDER FOODS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3,087	1,260
Marketable securities	14	102
Restricted deposits	201	-
Prepaid expenses and other current assets	388	411

Total current assets	3,690	1,773

NON-CURRENT ASSETS:
Restricted deposits	27	314
Long-term loan	-	54
Long term receivables	10	-
Right-of-use asset	-	2,788
Property and equipment, net	1,566	2,858

Total non-current assets	1,603	6,014

Total assets	5,293	7,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables and accruals	778	927
Other liabilities	77	192
Trade payables	39	166
Current lease liability	-	386
Total current liabilities	894	1,671

NON-CURRENT LIABILITIES
Long term lease liability	-	2,069

Total non-current liabilities	-	2,069

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY
Ordinary shares – no par value, Authorized 50,000,000,000 shares. Issued and outstanding 5,438,836,659 and 349,603,759 at December 31, 2025 and December 31, 2024, respectively	-	-
Additional paid in capital	94,343	82,744
Accumulated deficit	(89,944)	(78,697)

Total shareholders’ equity	4,399	4,047

Total liabilities and shareholders’ equity	5,293	7,787

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2025	2024	2023

Revenue	-	10	-
Cost of revenue	-	22	-

Gross loss	-	(12)	-

Research and development, net	2,189	3,518	7,095
Marketing	774	1,192	1,937
Marketing with related party	-	172	745
General and administrative	4,040	3,582	4,401
Other expense, net	413	-	-

Total operating loss	7,416	8,476	14,178

Financial expenses, net	145	45	1,369

Loss from continuing operations	7,561	8,521	15,547

Net loss from discontinued operations	3,686	-	1,317

Loss for the year	11,247	8,521	16,864

Other comprehensive income:

Foreign currency translation differences	-	-	(230)

Other comprehensive income for the year, net	-	-	(230)

Total comprehensive loss	11,247	8,521	16,634

Net loss per share from continuing operations – basic and diluted	(0.005)	(0.02)	(0.07)
Net loss per share from discontinued operations – basic and diluted	(0.002)	-	(0.01)
Weighted average shares outstanding – basic and diluted	1,488,257,310	417,642,811	236,645,676

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except per share data)

	Ordinary Shares	Value	Additional Paid-in Capital	Other Comprehensive Income (loss)	Accumulated deficit	Total Shareholders’ Equity
Balance as of January 1, 2023	146,471,680	-	62,942	(230)	(53,312)	9,400

Share-based compensation	3,462,487	-	1,859	-	-	1,859
Issuance of shares and warrants, net	101,821,880	-	11,257	-	-	11,257
Other comprehensive loss	-	-	-	230	-	230
Net loss	-	-	-	-	(16,864)	(16,864)

Balance as of December 31, 2023	251,756,047	-	76,058	-	(70,176)	5,882

Share-based compensation	8,317,863	-	377	-	-	377
Issuance of shares and warrants, net	17,875,400	-	324	-	-	324
Issuance and exercise of warrants, net	71,654,449	-	5,985	-	-	5,985
Net loss	-	-	-	-	(8,521)	(8,521)

Balance as of December 31, 2024	349,603,759	-	82,744	-	(78,697)	4,047

Share-based compensation	510,404,300	-	589	-	-	589
Issuance of shares according to the ATMOA	17,467,200	-	160	-	-	160
Loan conversion to shares	64,092,000	-	897	-	-	897
Shares issued as consideration in business combination, net	633,860,000	-	956	-	-	956
Issuance of shares and warrants, net	1,484,077,900	-	7,719	-	-	7,719
Issuance and exercise of warrants, net	2,379,331,500	-	1,278	-	-	1,278
Net loss	-	-	-	-	(11,247)	(11,247)

Balance as of December 31, 2025	5,438,836,659	-	94,343	-	(89,944)	4,399

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net Loss	(11,247)	(8,521)	(16,864)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	770	467	503
Change in fair value of financial liabilities	-	-	(4)
Change in fair value of other investment	-	-	1,148
Change in fair value of marketable securities	20	179	84
Change in lease right of use assets	2,818	424	417
Change in inventory	59	-	-
Change in lease liabilities	(2,812)	(356)	(524)
Share-based compensation	589	205	1,114
Share-based compensation with related party	-	172	745
Loss from lease remeasurement	302	-	-
Loss from the sale of fixed assets	287	23	-
Loss of control of discontinued operation	2,856	-	(178)
Decrease (increase) in prepaid expenses and other current assets	130	(30)	153
Interest expense, net	26	-	-
Foreign exchange gain or losses	91	(71)	162
Non-cash finance expenses	160	-	-
Decrease in trade payables	(108)	(41)	(460)
Increase (decrease) in accounts payables and accruals	(686)	(909)	977
Net cash used in operating activities	(6,745)	(8,458)	(12,727)

Cash flows from investing activities:

Acquisition of fixed assets	(113)	(985)	(270)
Increase (decrease) in restricted deposit	179	(14)	16
Investment in convertible loan	(1,740)	(54)	-
Proceeds from other investment	-	-	88
Acquisition of other investments, net of cash acquired	181	-	-
Proceeds from the sale of (Investment in) marketable securities	68	65	(435)
Proceeds from the sale of fixed assets	349	32	-
Net cash decrease from loss of control over discontinued operations	(198)	-	(163)
Net cash used in investing activities	(1,274)	(956)	(764)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants	8,265	422	12,500
Proceeds from convertible loans	870	-	-
Issuance costs	(842)	(642)	(1,243)
Proceeds from exercise of warrants and stock options	1,499	6,604	-
Net cash provided by financing activities	9,792	6,384	11,257
Effect of exchange rate changes on cash and cash equivalents	54	42	198
Increase (decrease) in cash and cash equivalents	1,827	(2,988)	(2,036)

Cash and cash equivalents, beginning of the year	1,260	4,248	6,284
Cash and cash equivalents end of the year	3,087	1,260	4,248

Supplemental information for non-cash transactions
Non-cash purchase of property and equipment	-	52	-
Issuance costs	-	75	-
Acquisition of a subsidiary	965	-	-
Convertible loan conversion	1,793	-	-
Conversion of convertible loan to shares	897	-	-

The accompanying notes are an integral part of the consolidated financial statements.

STEAKHOLDER FOODS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.

Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market (Nasdaq), listing American Depositary Shares (ADSs), each currently representing four thousand (4,000) ordinary    shares of no par value (for details of ratio changes in 2025 and their effect on the presentation of amounts and purchase/exercise prices of ADSs, see Note 14(8) below), for trade, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 22 Einstein St., Ness Ziona, Israel. In July 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

b.	The Company’s foodtech activities were commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called Steakholder Innovation Ltd. As the Company was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees of MeaTech Ltd., the transaction was treated as a reverse acquisition that does not constitute a business combination. The Company had two subsidiaries that ceased their operations, and therefore were deconsolidated, in 2024.

c.	The Company is developing and selling two types of 3D-printing production machines, plant-based premix blends and plant-based products that aim to replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The Company believes that its alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

d.

On September 21, 2025, the Company entered into a binding Securities Purchase Agreement to acquire Twine Solutions Ltd. (“Twine”). The transaction was completed on October 31, 2025 (the “Closing”). Upon the Closing, the Company acquired the entire fully diluted equity interest of Twine, and Twine became a wholly owned subsidiary of the Company. Twine was engaged in research and development in the field of digital printing and coloring of sewing threads. As of December 31, 2025, as Twine was insolvent and no restructuring arrangement had been reached with its creditors, under applicable Israeli law, Twine’s financial distress and its inability to meet its obligations resulted in these creditors holding operational rights with regard to the ability to make decisions for Twine. As a result of this, Twine was deconsolidated as described in    Note 6 below. See also Notes 5 and 21a.

e.

Since its inception, the Company has incurred significant losses and negative cash flows from operations and as of December 31, 2025, has an accumulated deficit of USD 89,944 thousand. The Company has financed its operations mainly through fundraising from various investors. The Company’s management expects that the Company may continue to generate losses and negative cash flows from operations for the foreseeable future. In considering the Company’s expected cash usage, the Company’s cash balance as of December 31, 2025, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements, which raises substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is looking to secure financing from various sources, including capital inflows from strategic partnerships or additional investment funding. There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operations. If the Company is unsuccessful in securing sufficient financing, it may need to cease operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

f.

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The Company’s activities in Israel have not been substantially affected. During the year ended December 31, 2025, the impact of this war on the Company’s results of operations and financial condition was immaterial, however such impact may increase, and even become material, as a result of the continuation, escalation or expansion of such war. In such a scenario, the Company may encounter difficulties in raising funds and establishing new collaborations with foreign companies.

On February 28, 2026, a military operation referred to as “Operation Roaring Lion” began, involving coordinated strikes by Israeli and United States forces against targets in Iran. In response, attacks were launched toward Israel and other countries in the region, including rocket fire directed at Israeli civilian areas. Hezbollah in Lebanon also joined the conflict and launched rockets toward Israel, and the Israel Defense Forces carried out strikes against Hezbollah targets in Lebanon. These developments have affected economic activity in Israel, including the declaration of a state of emergency, disruptions to business operations, large-scale reserve mobilizations, and potential impacts on supply chains. Subsequently, a ceasefire was announced between the parties; however, the situation remains uncertain, and there can be no assurance that the ceasefire will be sustained. As of the date of the financial statements, the Company cannot reasonably estimate the potential impact of these events on its business, financial position, or results of operations, and management continues to monitor developments.

STEAKHOLDER FOODS LTD.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as issued by the Financial Accounting Standards Board, or FASB.

B.	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting and measurement estimates that require management’s subjective judgments include, but are not limited to, those related to share-based compensation, impairment of intangible assets, goodwill, and non-financial assets at each balance sheet date. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

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

The Company’s subsidiary, Twine, met the definition of a discontinued operation as of December 31, 2025, as detailed in Note 6 below. Pursuant to the guidance of ASC 205-20 Presentation of Financial Statements – Discontinued Operations, the net expenses of the subsidiary have been included in “Net loss from discontinued operations” in the Company’s consolidated statements of comprehensive loss.

F.	Cash and cash equivalents

Cash and Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

G.	Restricted deposit

Restricted deposits are automatically renewed on a weekly basis and are used as security for the rental of premises and for the Company’s credit cards. As of December 31, 2025 and 2024, the Company’s bank deposits were denominated in New Israeli Shekels (“NIS”) and bore interest at a weighted average interest rate of 3.9%.

STEAKHOLDER FOODS LTD.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Inventory

The Company’s inventory consists of purchased parts and subassemblies, work in process, and finished goods.

Inventories are stated at the lower of cost or net realizable value, cost is determined using the first-in, first-out (FIFO) method and includes purchase costs and, where applicable, production costs incurred in bringing the inventory to its present location and condition.

Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation

I.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, other investment marketable securities.

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

J.	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Computers	3 years
Laboratory equipment	7 years
Machinery and equipment	10 years
Office Equipment	7-14 years
Leasehold Improvements	10 years

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

K.	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting. The Company concluded that it operates in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the CODM to make decisions about resource allocation and performance assessment. Twine, the wholly-owned subsidiary acquired in October 2025, is no longer reviewed by the CODM as of the balance sheet date, see more information in Notes 2(e),6 and 21(b). During that time, the CODM did not treat the acquired entity as a separate operating segment. As a result, the Company continues to report a single operating segment.

STEAKHOLDER FOODS LTD.

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

STEAKHOLDER FOODS LTD.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

Severance expenses for the years ended December 31, 2025, 2024 and 2023, amounted to USD 160 thousand, USD 237 thousand and USD 323 thousand, respectively.

STEAKHOLDER FOODS LTD.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.	Basic and diluted net loss per ordinary share

The Company follows FASB ASC 260, Earnings Per Share (“ASC 260”), which requires the reporting of both basic and diluted earnings per ordinary share. Earnings per share (“EPS”) is calculated using the weighted average number of ordinary shares outstanding during each period.

Basic net loss per share for both continuing and discontinued operations are computed by dividing net loss from continuing operations and net loss from discontinued operations attributable to ordinary shareholders by the weighted-average number of ordinary shares, including (i) pre-funded warrants to purchase ordinary shares, outstanding for the period because their exercise requires only little consideration. (ii) shares held in abeyance because there is no consideration required for delivery of the shares.

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

T.	Research and development

Research and development costs are expensed to the statement of Comprehensive loss as incurred, net of government grants which represents participations in research and development.

Research and development costs, consisting primarily of employee compensation, operating supplies, facility costs and depreciation, are expensed as incurred.

STEAKHOLDER FOODS LTD.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

U.	Share-based compensation

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

V.	Income taxes

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

As of December 31, 2025, and 2024, no liability for unrecognized tax benefits was recorded.

STEAKHOLDER FOODS LTD.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

W.	Business combination:

The Company applies the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

X.	New accounting pronouncements

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

Recently issued accounting pronouncements, not yet adopted

In December, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption.

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

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. The Company is in the process of assessing the impacts of the ASU on its interim financial statements.

STEAKHOLDER FOODS LTD.

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2025	2024
Institutions	144	107
Prepaid expenses	221	292
Other	23	12
	388	411

NOTE 4 – PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2025	2024
Cost:
Computers	179	240
Laboratory equipment	1,291	1,836
Machinery and equipment	1,220	1,160
Office Equipment	139	294
Leasehold Improvements	9	804
	2,838	4,334

Less – accumulated depreciation	(1,272)	(1,476)

	1,566	2,858

The depreciation expense related to property and equipment, net for the years ended December 2025, 2024 and 2023 was included in the Company’s consolidated statements of comprehensive loss, excluding discontinued operations.

The depreciation expense related to property and equipment, net for the years ended December 2025, 2024 and 2023 from discontinued operations was in the amount of USD 12 thousand, USD 0 thousand and USD 51 thousand, respectively.

Additionally, during the year 2025, the Company sold fixed assets for total consideration of USD 349 thousand with a net book value of USD 636 thousand.

The total depreciation expense related to the Company’s property and equipment recognized for the years ended December 31, 2025, 2024 and 2023 was comprised as follows:

	Year ended December 31,
	2025	2024	2023
Research and development, net	616	355	299
Marketing	9	6	23
General and administrative	92	106	130
	717	467	452

STEAKHOLDER FOODS LTD.

NOTE 5 – BUSINESS COMBINATION

On June 5, 2025, the Company entered into a convertible loan agreement (the “Twine Convertible Loan Agreement”) with Twine pursuant to which the Company provided Twine with a convertible loan in the amount of USD 1,740 thousand (the “Twine CLA Loan Amount”). The Twine CLA Loan Amount bore interest at the rate of 8% per annum and could not be repaid in whole or in part by Twine prior to its maturity date in November 2025, without the Company’s prior written consent. Pursuant to the Twine Convertible Loan Agreement, when the Company consummated the Acquisition transaction prior to the Twine Maturity Date (such date, the “Twine Conversion Date”), the Company had the option to either (i) leave the Twine CLA Loan Amount outstanding until Twine Maturity Date, on which date Twine would repay the Twine CLA Loan Amount in full plus interest or (ii) convert the Twine CLA Loan Amount into Series BB Preferred Shares of Twine (the “Twine Conversion Shares”), at a conversion price of $0.02079 per Twine Conversion Share (the “Twine Conversion Price”). The Company elected to convert the Twine CLA Loan Amount.

On June 5, 2025, the Company also entered into a convertible loan agreement (the “D.B.W. Convertible Loan Agreement”) with D.B.W. Holdings (2005) Ltd. (the “Lender”) pursuant to which the Lender provided the Company with a convertible loan in the amount of USD 870 thousand (the “D.B.W. CLA Loan Amount”). The D.B.W. CLA Loan Amount bore interest at the rate of 8% per annum, had a maturity date of May 30, 2027 (the “D.B.W. Maturity Date”) and could be repaid in whole or in part at any time by the Company. The closing of the transaction contemplated by the D.B.W. Convertible Loan Agreement was June 10, 2025, with proceeds used for funding the Twine CLA Loan Amount. The Company used the D.B.W. CLA Loan Amount to provide funding to Twine pursuant to the Twine Convertible Loan Agreement. Pursuant to the D.B.W. Convertible Loan Agreement, following the Closing, the outstanding D.B.W. CLA Loan Amount was automatically converted into the Company’s ADSs (the “D.B.W. Conversion Shares”), at a conversion price of $56.00 per ADS (the “D.B.W. Conversion Price”).

On June 5, 2025, the Company also entered into a securities purchase agreement with Gefen Capital Investments LP for a private placement of 15,536 ADSs at $56.00 per ADS, raising gross proceeds of USD 870 thousand. The placement closed on June 10, 2025, with proceeds used for funding the Twine CLA Loan.

On September 21, 2025, the Company entered into a binding securities purchase agreement (“SPA”) to acquire Twine (the “Acquisition”).

On October 31, 2025, (the “Closing”), the Company consummated the transactions contemplated by the SPA, to purchase Twine. Pursuant to the terms and subject to the conditions contained in the SPA, including approval of a general meeting of the Company’s shareholders by the requisite majority, upon the Closing the Company acquired the entire fully-diluted equity of Twine, in return for which the Company issued 158,465 ADSs and 145,355 prefunded milestone warrants (“Prefunded Warrants”) to purchase ADSs (together, the “SPA ADSs”) to Twine securityholders, together representing after such issuance and theoretical exercise thereof, 20.2% of the issued and outstanding share capital of the Company.

The Prefunded Warrants may be exercised upon the achievement of certain defined milestones within a period of up to 10 years from its date of issuance, and may also be exercised beforehand, to the extent that the holder holds less than 24.99% of the issued and outstanding share capital of the Company.

In connection with the Closing, the Company issued restricted share units to Twine employees, and two Twine nominees were appointed to the Company’s Board of Directors. These directors resigned from the Board of Directors in 2026.

The Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with the Company identified as the accounting acquirer.

The primary reasons for the Acquisition were to expand the Company’s technological capabilities, accelerate product development, and strengthen the Company’s competitive position in its core markets.

STEAKHOLDER FOODS LTD.

NOTE 5 – BUSINESS COMBINATION (CONT.)

Preliminary Purchase Price Allocation (“PPA”)

The fair value of the consideration is based on valuation made by a third-party appraiser as of the Closing date.

The aggregate purchase consideration is as follows:

Preliminary Aggregate Purchase Consideration	(USD thousands)
ADS (i)	$504
Prefunded Warrants (ii)	$461
Total Acquisition Consideration	965

i.	158,465 ADSs, totaling approximately USD 504 thousand based on a fair value of $3.18 per ADS at the Closing date.

ii.	145,355 Prefunded Warrants to purchase up to 145,355 ADSs, at an exercise price of $0.01 per ADS issued at the Closing, totaling approximately USD 461 thousand.

In addition, upon closing of the acquisition, the convertible loan together with accrued interest through October 31, 2025, as described above, in the amount of USD 1,793 thousand, was converted.

The allocation of the consideration to the assets acquired and liabilities assumed based on management’s estimate of fair values at the Closing date as follows:

Preliminary Aggregate Purchase Consideration Allocation	(USD thousands)
Convertible Loan	(1,793)
Cash and Cash Equivalents	181
Trade Receivables	9
Other Receivables	57
Inventory	794
Restricted Deposits	112
Rights of Use Assets	299
Fixed Assets	199
Restricted Cash	80
Trade Payables	(2,420)
Accounts Payables and Accruals	(2,565)
Current Maturities of Bank Loans	(175)
Short-term Lease Liabilities	(252)
Bank Loans	(1,145)
Long-term Lease Liabilities	(87)
Intangible Assets:
Technology	2,481
Goodwill	5,190
Total purchase price consideration	965

The excess of cost over the Company’s share of net assets was USD 5,190 thousand at October 31, 2025. The goodwill is attributable to the synergies that were expected to arise from the acquisition. For tax purposes, the goodwill was not expected to be deductible.

STEAKHOLDER FOODS LTD.

NOTE 5 – BUSINESS COMBINATION (CONT.)

The estimated useful life of the intangible asset (in years) is as follows:

Estimated Useful Life
Technology	10

●	The identifiable intangible asset acquired consisted of developed technology with an estimated useful life of 10 years. The Company amortizes the fair value of this intangible asset based on the discounted free cash flow over its useful life.

The consolidated statement of comprehensive loss includes the following revenue and net loss attributable to Twine in 2025:

Year ended
December 31, 2025
(in thousand)
Revenues	$248
Net loss	$(830)

Transaction costs incurred in connection with the acquisition amounted to approximately USD 306 thousand, consisting of legal, accounting, and other professional fees. Of the total, USD 9 thousand related directly to the issuance of SPA ADSs classified as equity and were recorded as a reduction to Additional Paid-In Capital.

NOTE 6 – DISCONTINUED OPERATIONS

In October 2025, the Company completed the acquisition of all of the outstanding shares of Twine. For additional information, see Note 5.

As of December 31, 2025, as Twine has become insolvent and no restructuring arrangement had been reached with its creditors, under applicable Israeli law, Twine’s financial distress and its inability to meet its obligations resulted in these creditors holding operational rights with regard to the ability to make decisions for Twine. In these circumstances, and notwithstanding the Company’s 100% equity ownership, these rights materially limited the Company’s ability to exercise decision-making authority over Twine.

Based on the foregoing, the Company determined that it no longer had a controlling financial interest in Twine as of December 31, 2025 for purposes of ASC 810, as it did not have the power to direct the activities that most significantly affect Twine’s economic performance.

Accordingly, the Company deconsolidated Twine as of December 31, 2025 in accordance with ASC 810-10-40-4. Upon deconsolidation, the Company derecognized the assets and liabilities of Twine and recognized a loss of approximately USD 2,856 thousand in accordance with ASC 810-10-40-5. This loss is presented within “net loss from discontinued operations.”

In addition, in accordance with ASC 205-20, the Company determined that the deconsolidation of Twine represents a strategic shift that has a major effect on its operations and financial results. Accordingly, the results of Twine are presented as discontinued operations, net of applicable income taxes, separately from continuing operations.

The Company is not aware of any obligations that it has to Twine’s creditors and, accordingly, has not recognized any liabilities in respect of Twine.

For further information, please see Note 21(b).

STEAKHOLDER FOODS LTD.

NOTE 6 – DISCONTINUED OPERATIONS (CONT.)

The following information presents the major classes of assets and liabilities of the discontinued operations as reported on the consolidated balance sheet:

At disposal date
USD thousands
Cash and cash equivalents	198
Inventory	736
Prepaid expenses and other current assets	26
Restricted deposit	131
Right of use assets	269
Fixed assets	187
Trade payables	(3,484)
Other payables	(1,154)
Loan from bank	(1,373)
Lease liabilities	(310)
Intangible assets	2,440
Goodwill	5,190

The following information presents the major classes of line items constituting the net loss from discontinued operation in the consolidated statements of comprehensive loss:

Year ended December 31,
2025
USD thousands
Revenue	248
Cost of revenue	228
Gross profit	20

Research and development, net	376
Marketing	29
General and administrative	311
Operating loss	696
Financial expenses	134
Net loss from discontinued operations	830
Loss from disposal of assets and liabilities	2,856
Total loss attributed to the discontinued operation	3,686

STEAKHOLDER FOODS LTD.

NOTE 7 – INTANGIBLE ASSET

a. Finite-lived Intangible asset:

December 31,
2025
As of December 31, 2024	-
Additions Technology	2,481
Accumulated amortization	(41)
loss of control over discontinued operations	(2,440)
As of December 31, 2025	-

b. Amortization expenses for the years ended December 31, 2025 amounted to $41 and were recognized within the Net loss from discontinued operations.

NOTE 8 – GOODWILL

The following table set forth the changes in the carrying amount of the Company’s goodwill during the year ended December 31, 2025:

December 31,
2025
As of December 31, 2024	-
Additions	5,190
loss of control over discontinued operations	(5,190)
As of December 31, 2025	-

NOTE 9 – ACOUNT PAYABLES AND ACCRUALS

	December 31,
	2025	2024
Accrued expenses	398	394
Employee benefits	358	523
Other	22	10
	778	927

STEAKHOLDER FOODS LTD.

NOTE 10 – LEASES

The Company previously leased office space and laboratory facilities under operating lease arrangements.

On March 20, 2025, as part of its cost-reduction strategy, the Company entered into an amendment to its lease agreement originally executed in 2021 for its laboratory and office facilities. The original lease had a four-year term with an option to extend for an additional four-year period. Under the amended agreement, a third party assumed the original lease and the Company subleased the premises from March through November 2025 at a reduced rental rate, resulting in an approximate 50% reduction in rental expenses. No penalties were incurred in connection with the early termination of the original lease due to the replacement of the lessee. In addition, certain assets, primarily leasehold improvements and furniture, were sold by the Company to the third party as part of the arrangement.

On July 9, 2025, the Company established a bank guarantee in connection with the sublease arrangement, supported by a restricted deposit of $189 thousand. The restricted deposit was released in January 2026.

These lease arrangements expired during 2025, and no operating lease right-of-use (“ROU”) assets or lease liabilities related to these leases remained outstanding as of December 31, 2025. Comparative information for prior periods includes amounts related to these historical leases.

On October 31, 2025, in connection with the acquisition of Twine, the Company recognized operating lease ROU assets and corresponding lease liabilities related to the acquiree’s lease arrangements. The lease liabilities were measured at the present value of the remaining lease payments as of the acquisition date using the Twine’s incremental borrowing rate.

As of December 31, 2025 and 2024, the Company had no finance leases.

The components of lease expense were as follows for the periods presented (in USD thousands):

	2025	2024	2023
Operating lease cost	146	638	580
Variable lease cost	-	73	52
Total lease cost	146	711	632

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2025	2024
Weighted average remaining lease term	-	5.1
Weighted average discount rate	-	8.767%

Cash payments related to operating lease liabilities for the years ended December 31, 2025, 2024, and 2023, were USD 93 thousand, USD 641 thousand and USD 620 thousand, respectively.

STEAKHOLDER FOODS LTD.

NOTE 11 – FAIR VALUE MEASUREMENT

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Year ended December 31, 2025
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities	14	14	-	-
	14	14	-	-

	Year ended December 31, 2024
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities	102	102	-	-
	102	102	-	-

During the years ended December 31, 2025, and 2024, the Company had no transfers in or out of Level 3 of the fair value hierarchy of its assets measured at fair value.

Marketable securities with a former related party

On April 3, 2023, the Company announced its participation in an investment round in Wilk Technologies Ltd. (TASE: WILK), which was a related party at that time, alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). As part of the investment, the Company purchased ordinary shares of Wilk in the amount of USD 435 thousand at a 15% discount to its 45-day average closing price, giving the Company a 2.5% investment in Wilk. From 2024, the investment was no longer considered a related-party transaction.

The Company re-measured the asset using a Level 1 fair value measurement, as its prices are quoted in an active market.

ATMOA

The Company’s At-the-Market Offering Agreement (ATMOA), as described in Note 14, is, in substance, a purchased put purchased option over the Company’s own shares. Accordingly, the ATMOA has no substantial fair value until shares are sold under the agreement. Once the Company sold shares under the agreement, the difference between cash raised (net of transaction costs) and the closing price of the Company’s ordinary shares as of the date of their issuance was recognized as financing income or expenses. As of December 31, 2025 the ATMOA fair value is approximately zero. Fair value gain and losses arising from the ATMOA are measured with reference to the spot price of the Company’s shares sold, less consideration receivable from the ATMOA Investor.

STEAKHOLDER FOODS LTD.

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES

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

Ophectra

In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor, Ophectra, regarding two alleged matters during the years 2017 and 2018. The ISA viewed the Company as a party to this proceeding, notwithstanding the infractions being alleged against Ophectra, from a period prior to its merger with MeaTech. In April 2021, the Company recorded a loss contingency in the amount of USD 192 thousand (NIS 700 thousand). In July 17, 2025, the matter was settled for USD 104 thousand (NIS 350 thousand), to be paid in 20 monthly installments. As of December 31, 2025, the remaining balance payable under the settlement agreement amounted to USD 77 thousands (NIS 245 thousand).

NOTE 13 – ENGAGEMENT IN COLLABORATIONS AGREEMENTS AND PILOT PROGRAMS

Collaboration agreement with Wyler Farm

On May 13, 2024, the Company announced a royalties and raw materials supply agreement (the “Wyler Agreement”) with Wyler Farm Ltd., a leader in alternative protein production, whereby Wyler Farm will manufacture alternative proteins on a commercial scale using materials purchased from the Company, and pay the Company royalties from the sales. Additionally, the Company agreed to finance the procurement of the equipment necessary for Wyler to establish alternative proteins production, as a result of the above, the Company recognized an amount of USD 54 thousand. As of December 31, 2025, this amount was classified as a short-term prepaid expense, whereas as of December 31, 2024, it was presented as a long-term loan.. Pursuant to the terms of the loan, Wyler Farm will reimburse the Company for the full cost of purchasing the equipment in quarterly payments in amounts derived from revenues generated by products manufactured using materials provided pursuant to the Wyler Agreement. Any unrepaid portion of the loan will bear 5% annual interest. The Wyler Agreement has an initial term of two years and shall automatically be renewed for a successive 12-month period provided the parties have reached an agreement or alternatively subject to the automatic update mechanism, regarding the sales target, as described in the Wyler Agreement. As of December 31, 2025, no revenues have yet been recognized.

The execution of the Wyler Agreement was deemed the achievement of pre-determined performance conditions that led to the vesting of performance share units (PSUs) into 32,500 ADS. For further information, see Note 21 (b).

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

In December 2024, the Company delivered its first order to Bondor Foods, resulting in the recognition of 10 thousand USD in revenue. No additional purchase orders were received during 2025, therefore, no revenue was recognized in 2025.

STEAKHOLDER FOODS LTD.

NOTE 14 – SHAREHOLDERS’ EQUITY

(1)

The holders of ordinary shares have the right to one vote for each ordinary share held of record by such holder with respect to all matters on which shareholders are entitled to vote, to receive dividends as they may be declared at the discretion of the Company’s Board of Directors and to participate in the balance of the Company’s assets remaining after liquidation, dissolution or winding up, ratably in proportion to the number of ordinary shares held by them. Except for contractual rights of certain investors, shareholders have no pre-emptive or similar rights and are not subject to redemption rights and carry no subscription or conversion rights.

All ADS and per ADS amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the consolidated financial statements and notes thereto are presented using the current ratio of 4,000 ordinary shares per ADS.

(2)

On January 9, 2023, the Company consummated an underwritten public offering of 3,875 ADSs at a price of USD 400 per ADS, pre-funded warrants, classified in equity, to purchase 12,375 ADSs at a purchase price of USD 399.96 per warrant and an exercise price of USD 0.04 per ADS, and ADS warrants, classified in equity, to purchase 16,250 ADSs, exercisable immediately for a period of five years, with an exercise price of USD 400 per ADS, for total immediate gross proceeds of approximately USD 6,500 thousand.

As part of the offering, the Company issued Underwriter Warrants, classified as equity, to purchase 406 ADSs. The Underwriter Warrants are exercisable beginning six months from the effective date of the offering, from time to time, in whole or in part, for a period of five years, with an exercise price of USD 400 per ADS with an aggregated fair value of USD 131 thousand, that were allocated to premium on shares.

In addition, the underwriters were granted an option exercisable within 45 days from January 9, 2023, to purchase up to 2,438 additional ADSs and Warrants to purchase 2,438 additional ADSs, from the Company at the public offering price, less the underwriting discounts and commissions. This option was not exercised by the underwriters. Underwriting discounts and other offering expenses totaled approximately USD 700 thousand.

Following the public offering the Company entered into a warrant amendment (the “Amendment”) according to which the exercise price of the warrants to purchase 4,643 ADSs was reduced from USD 1,400 to USD 400, and the termination date was extended for approximately six months. The Amendment was accounted for as a modification of a freestanding equity-classified warrant that remains equity classified after the modification. according to ASU 2021-04. The effect of the modification was recognized as an equity issuance cost. All pre-funded warrants were exercised through December 31, 2023.

(3)	On July 27, 2023, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of: (i) 2,738 ADSs, at an offering price of USD 400 per ADS, and (ii) pre-funded warrants to purchase up to 12,263 ADSs at an offering price of USD 399.60 per pre-funded warrant. Each pre-funded warrant was exercisable for one ADS. The pre-funded warrants had an exercise price of USD 0.40 per ADS and could be exercised at any time for a period of 3.5 years until exercised in full. The pre-funded warrants were classified in equity, and were all exercised through December 31, 2024. The securities were offered in the framework of a registered direct offering. In addition, the Company allocated warrants to purchase 1,050 ADSs, to the placement agent (or its designees) as compensation in connection with this offering, at an exercise price of USD 500 per ADS. The ADS Warrants were classified as equity. In a concurrent private placement, the Company allocated to the investor unregistered warrants to purchase up to 15,000 ADSs at an exercise price of USD 440 per ADS. The gross proceeds were approximately USD 6,000 thousand, and the net proceeds were approximately USD 5,500 thousand.

(4)

On January 24, 2024, the Company entered into an inducement offer letter agreement with a certain holder of existing warrants to exercise these warrants as follows: (i) 15,000 ADSs issued in July 2023 at an exercise price of USD 440 per ADS, (ii) 16,250 ADSs issued in January 2023 at an exercise price of USD 400 per ADS and (iii) 4,643 ADSs issued in July 2022 at an exercise price of USD 400 per ADS (all herein “the Exercised Warrants”). The total immediate gross proceeds were approximately USD 6,600 thousand. Pursuant to the letter agreement, the holder agreed to exercise for cash its Exercised Warrants to an aggregate of 35,893 ADSs at a reduced exercise price of USD 184 per ADS in consideration of New Warrants to purchase up to an aggregate of 71,786 ADSs at an exercise price of USD 194 per ADS that have a term of exercise of between three and a half years with respect to 30,000 New Warrants and five years with respect to 41,786 New Warrants, classified as equity. Due to beneficial ownership limitation provisions in the inducement letter, only 1,763 Exercised Warrants were immediately exercised into ADSs, while the remaining 34,130 ADSs were placed in abeyance for the benefit of the Holder until receipt of notice from the latter that the ADSs may be issued in compliance with such limitation. All of the shares in abeyance were called by the holder during 2024 and 2025. Underwriting discounts and other offering expenses totaled approximately USD 600 thousand.

In accordance with ASU 2021-04, the modification of the equity-classified warrants was accounted for as issuance costs of the equity instruments issued.

As part of the warrant exercise and New Warrant allocation, the Company issued Underwriter Warrants, classified as equity, to purchase 2,513 ADSs. The Underwriter Warrants are exercisable from time to time, in whole or in part, for a period of five years from the effective date of the offering, with an exercise price of USD 230 per ADS and remain outstanding as of the balance sheet day.

STEAKHOLDER FOODS LTD.

NOTE 14 – SHAREHOLDERS’ EQUITY (CONT.)

(5)

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

The At-the-Market Offering Agreement was entered into by the Company and H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, on August 1, 2024. The Company pays Wainwright a commission equal to 3% of the aggregate gross proceeds of any shares sold through Wainwright pursuant to the Offering Agreement. In addition, pursuant to the Agreement, the Company incurred additional costs of USD 75 thousand as a result of the establishment of the ATM Program facility. The Company is not obligated to sell any shares under the Offering Agreement. As of December 31, 2025, the Company had received gross proceeds of approximately $4.1 million for the sale of 308,346 ADSs under the Offering Agreement, of which gross proceeds of approximately $3.7 million, and net proceeds were approximately $3.5 million for the sale of 303,872 ADSs were received in 2025. Approximately $0.2 million of capacity under the Offering Agreement remained available. For details of sales subsequent to the balance sheet date, see Note 21(c) below.

(6)

On February 27, 2025, the Company entered into a securities purchase agreement (the “SPA”) with a certain investor (“the Investor”), whereby the Investor purchased, following true-up adjustment: (i) 4,817 ADSs at a final offering price of $45.564 per ADS, (ii) warrants to purchase up to 27,434 ADSs with an exercise price of $80.00 per ADS, expiring in the first quarter of 2030, and (iii) pre-funded warrants to purchase up to 22,617 ADSs, where the purchase of ADSs pursuant to the SPA would have otherwise resulted in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding ADSs immediately following the consummation of the SPA. The Investor purchased each pre-funded warrant for $45.564. The gross proceeds were approximately $1.25 million, and the net proceeds were approximately $1.2 million. Issuance costs were recognized as a reduction in equity.

Each of the pre-funded warrants is exercisable for one ADS at an exercise price of $0.004 per ADS, is immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The warrants and pre-funded warrants were classified as equity.

(7)

On February 27, 2025, the Company entered into an At-the-Money Offering Agreement (“ATMOA”) with the Investor, establishing an $8 million equity line of credit (the “Commitment Amount”) with the Investor. Pursuant to the ATMOA, the Company shall have the right, but not the obligation, to issue to the Investor, and the Investor is obligated to purchase upon notification, up to $0.5 million in ADSs (unless mutually agreed on an amount of up to $3 million) at any time, and $8 million in total over the duration of the ATMOA. The purchase price in respect of any purchase notice shall equal 6% less than the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder.

In April 2025, in consideration for the Investor’s execution and delivery of the ATMOA, the Company paid the Investor 4,367 ADSs, as a commitment fee equal to two percent of the Commitment Amount (based on the dollar volume-weighted average price of the ADSs preceding the issuance date). Accordingly, financing expenses of $160 thousand were recognized as an increase in Additional Paid-In Capital.

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

STEAKHOLDER FOODS LTD.

NOTE 14 – SHAREHOLDERS’ EQUITY (CONT.)

(8)	On April 28, 2025, the Company effected an adjustment to the ratio of ordinary shares to ADSs at a ratio of 5:1, such that after the ratio adjustment was effected, every 5 ADSs were consolidated into 1 ADS and each ADS then represented five hundred (500) ordinary shares, instead of one hundred (100) ordinary shares prior to the ratio adjustment. On September 5, 2025, the Company effected an adjustment to the ratio of ordinary shares to ADSs at a ratio of 8:1, such that after the ratio adjustment was effected, every 8 ADSs were consolidated into 1 ADS and each ADS now represents four thousand (4,000) ordinary shares, instead of one hundred (500) ordinary shares prior to the ratio adjustment. All share and per share amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the consolidated financial statements and notes thereto have been adjusted for all periods presented to give effect to this adjustment to the ratio of ordinary shares to ADSs.

(9)

On July 16, 2025, the Company offered and sold in a public offering on a best efforts basis (the “Offering”) (i) 23,022 ADSs, (ii) pre-funded warrants to purchase up to 274,598 ADSs (the “Pre-Funded Warrants”), and (iii) warrants to purchase up to 297,618 ADSs (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at a combined public offering price of $8.40 per ADS and accompanying Common Warrant, and $8.32 per Pre-Funded Warrant and accompanying Common Warrant. Aggregate gross proceeds from the Offering (without taking into account any proceeds from any future exercises of Warrants) were approximately $2.5 million, and net proceeds were approximately $2.04 million, after deducting the fees and expenses of H.C. Wainwright & Co., LLC, which acted as the sole placement agent (the “Placement Agent”) and other offering expenses payable by the Company. The Offering closed on July 17, 2025.

The Pre-Funded Warrants were exercisable at any time at an exercise price of $0.08 per ADS and were exercised in the course of 2025. The Common Warrants had an exercise price of $8.40 per ADS, and, following repricing, see Note 14, were exercised in the course of 2025.

The Placement Agent acted on a “best efforts” basis, in connection with the Offering. The Company issued to the Placement Agent or its designees warrants to purchase up to 20,833 ADSs, representing 7.0% of the sum of the ADSs and Pre-Funded Warrants sold in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Common Warrants issued and sold in the Offering, except that the Placement Agent Warrants have an exercise price of $10.50 per ADS (representing 125% of the combined public offering price per ADS and accompanying Common Warrant) and will expire on July 16, 2030.

(10)

On September 30, 2025, the Company entered into inducement offer letter agreements (collectively, the “Inducement Letters”) with certain holders (together, the “Holders”) of warrants to purchase up to 297,618 of the Company’s ADSs issued in July 2025 at an exercise price of $8.40 per ADS (the “Existing Warrants” and collectively, the “Warrant Repricing”).

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 297,618 of the Company’s ADSs at a reduced exercise price of $5.00 per ADS, in consideration of the Company’s agreement to issue two new series of warrants (the “New Warrants”), to purchase up to an aggregate of 892,854 ADSs (the “New Warrant Shares”), at an exercise price of $5.00 per ADS, which are exercisable until December 30, 2030 with respect to Series A warrants to purchase an aggregate of 297,618 ADSs, and June 30, 2027 with respect to Series B warrants to purchase an aggregate of 595,236 ADSs. The Company received aggregate gross proceeds of approximately $1.5 million from the Warrant Repricing, and net proceeds were approximately $ 1.3 million, after deducting the fees and expenses of H.C. Wainwright & Co., LLC, which acted as the sole placement agent (the “Placement Agent”) and other offering expenses payable by the Company.

The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the aggregate gross proceeds received from the Warrant Repricing, and to issue to the Placement Agent or its designees warrants (the “Placement Agent Warrants”) to purchase up to 20,833 ADSs (representing 7.0% of the Existing Warrants exercised), which have the same terms as the Series A warrant except the Placement Agent Warrants will have an exercise price equal to $6.25 per ADS (125% of the reduced exercise price of the Existing Warrants). The Placement Agent Warrants are exercisable until December 30, 2025. In addition, the Company also agreed to pay the Placement Agent USD 25 thousand for non-accountable expenses, up to USD 50 thousand for legal fees and out-of-pocket expenses, and USD 15,950 for clearing fees.

The table below summarizes the Company’s equity securities in ADS terms as of December 31, 2025:

	Warrants outstanding as of December 31, 2025	Exercise price in USD	Remaining years to expiration
ADS warrants	1,183,064	5.00-500	1.5-5

STEAKHOLDER FOODS LTD.

NOTE 15 – SHARE-BASED COMPENSATION

The Company has adopted a share-based compensation plan, the 2022 Share Incentive Plan (the Plan), from which share-based compensation awards can be granted to employees, directors and consultants. As of December 31, 2025, there were 118,169 ADSs authorized for issuance and not yet issued under the Plan.

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

New allotments during the year ended December 31, 2025, all of which are non-tradable and physically-settled, are set out below:

Date of grant	Eligible Recipients	Terms of the instrument	No. of ADSs	Vesting Conditions
May 15, 2025	Company Employees	Restricted share units	4,650	Fully vested at the grant date
May 15, 2025	Executive officer	Restricted share units	188	1/3 after one year from the commencement of employment and the balance in quarterly tranches over 2 years
November 23, 2025	Directors and Chief Executive Officer	Restricted share units	118,673	Vesting over 3 years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025) or fully vested upon the completion of Twine’s acquisition
November 23, 2025	Twine’s Executives	Restricted share units	20,255	Vesting in equal monthly installments over a period of 6 months from the date of grant. If the Company terminates the employment or engagement of the executives for any reason prior to the full vesting, any unvested RSUs outstanding as of the effective date of such termination shall immediately accelerate and become fully vested and exercisable as of such date.

November 23, 2025	Twine’s Employees	Restricted Share Units	13,503	Vesting in equal monthly installments over a period of 6 months from the date of grant.

Total securities exercisable into shares			157,269

(1)	On March 30, 2023, the Chairman of the Board was granted performance share units, which vested in full upon the achievement of an engagement with a strategic partner/corporation operating in the field of food, healthcare, pharmaceuticals or printing in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization, as the execution of the Wyler Agreement during 2024 was deemed the achievement of this performance condition, which led to the vesting of the PSUs into 335 ADS. USD 61 thousand of the share-based payment for these PSUs was recognized in 2023, and the remaining USD 37 thousand in 2024.

(2)	On April 20, 2023, the Chief Executive Officer was granted performance share units, which vested in full into 478 ADSs as described above. USD 87 thousand of the share-based payment for these PSUs was recognized in 2023, and the remaining USD 53 thousand in 2024.

(3)	During 2024, the Company issued restricted share units to its employees and stock options to a consultant who provided the Company with advertising services, at a fair value of USD 71 thousand. The assumption for the cumulative fair value estimate is detailed in the table below.

STEAKHOLDER FOODS LTD.

NOTE 15 – SHARE-BASED COMPENSATION (CONT.)

The fair value of the Company’s stock options granted to employees, consultants and directors for the year ended December 31, 2024 was estimated using the following assumptions.

2024
Expected volatility	91.04%
Risk free interest rate	4.73%
Expected dividend	0%
Expected term (in years)	5 years

No stock options were granted during the year ended December 31, 2025.

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

Transactions related to the grant of options to employees, directors and non-employees under the Company’s options plan during the year ended December 31, 2025 were as follows:

	Number of options	Weighted average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2025	8,698,270	0.63	5.38	0.02
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(1,154,500)	0.43	-	-
Outstanding at December 31, 2025	7,543,770	0.57	5.10	0.02
Vested and expected to vest at end of period	7,543,770	0.57	5.10	-
Exercisable at December 31, 2025	7,543,770	0.57	5.10	-

The weighted-average grant-date fair value of options granted during the years 2024 and 2023 was USD 0.04 and USD 0.08 per ordinary share, or $4.00 and $8.00 per ADS, respectively.

Transactions related to restricted share units (RSUs) during the year ended December 31, 2025, were as follows:

	Number of RSUs (ordinary shares)	Weighted average grant date fair value (USD)
Outstanding at January 1, 2025	6,406,300	0.04
Granted	629,072,500	0.001
Vested	(510,409,800)	0.002
Forfeited	(941,000)	0.052
Outstanding at December 31, 2025	124,128,000	0.002

The total intrinsic value of vested RSUs during the years ended December 31, 2025, 2024 and 2023, was USD 46 thousand, USD 328 thousand and USD 271, respectively.

STEAKHOLDER FOODS LTD.

NOTE 15 – SHARE-BASED COMPENSATION (CONT.)

As of December 31, 2025, the total compensation cost related to non-vested awards not yet recognized was approximately USD 77 thousand, which is expected to be recognized over a period of up to three years.

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2025, 2024 and 2023 was comprised as follows:

	Year ended December 31,
	2025	2024	2023
Research and development, net	460	(220)	476
Marketing	104	206	832
General and administrative	25	391	551
Total share-based compensation expenses	589	377	1,859

NOTE 16 – BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

A reconciliation of net loss available to ordinary shareholders and the number of shares in the calculation of basic and diluted loss per share is as follows (in thousands, except share and per share amounts):

	Year ended December 31,
	2025	2024	2023
Net loss from continuing operations attributable to ordinary shareholders	(7,561)	(8,521)	(15,547)
Net loss from discontinued operations	(3,686)	-	(1,317)

Weighted-average shares used in computing net loss per share, basic and diluted	1,488,257,310	417,642,811	236,645,676

Net loss per share from continuing operations, basic and diluted	(0.005)	(0.02)	(0.07)

Net loss per share from discontinued operations, basic and diluted	(0.002)	-	(0.01)

In computing diluted loss per share for the years ended December 31, 2025, 2024 and 2023, no account was taken of the potential dilution that could occur upon the exercise of warrants, options granted under employee stock compensation plans, and contingently issuable shares, amounting to 4,863,926,930, 318,122,430 and 177,699,182 ordinary shares, as of December 31, 2025, 2024 and 2023, respectively since they had an anti-dilutive effect on net loss per share.

STEAKHOLDER FOODS LTD.

NOTE 17 – SEGMENT REPORTING

The Company operates and manages its business as one reportable and operating segment - development and sales of three-dimensional printing production machines and plant-based products. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM uses consolidated operating loss and net loss to measure segment profit or loss, allocate resources, and assess performance.

To make operating decisions, the CODM examines, within each operational function, the payroll and employee benefits. The accounting policies of the development and sales of three-dimensional printing production machines and plant-based products segment are the same as those described in the summary of significant accounting policies. The CODM does not review the segment’s assets.

The following table presents the operations for the reportable segment during the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Revenue	-	10	-
Cost of revenue
Payroll and Employee benefits	-	17	-
Other cost of revenue	-	5	-
Total cost of revenue	-	22	-

Gross loss	-	(12)	-

Research and development - Payroll and Employee benefits	1,332	2,085	3,679
Marketing - Payroll and Employee benefits	472	513	847
General and administrative - Payroll and Employee benefits	809	941	1,276
Depreciation and amortization expenses	717	467	503
Share-based compensation expenses	589	377	1,859
Other operating expenses (*)	3,497	4,081	6,014
Total operating expenses	7,416	8,464	14,178

Total operating loss	7,416	8,476	14,178

Change in fair value of financial liabilities	-	-	(4)
Impairment from other investment	-	-	1,148
Loss from marketable securities	20	179	84
Interest income	(62)	(160)	(196)
Other financial expenses (income), net	187	26	337
Loss from continuing operations	7,561	8,521	15,547
Net loss from discontinued operations	3,686	-	1,317
Loss for the year	11,247	8,521	16,864

(*)	Other operating expenses include materials, directors and officers insurance, public relations and advertising, consulting and professional services, corporate costs, facility costs and loss from sale of fixed assets.

NOTE 18 – RELATED PARTY BALANCES AND TRANSACTIONS

The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus). In the years ended December 31, 2025, 2024 and 2023, the Company incurred net expenses of USD 917 thousand, USD 723 thousand and USD 852 thousand, respectively, in the consolidated statement of comprehensive loss in respect of director compensation.

Mr. Kaufman, the Chief Executive Officer of the Company, and Yaron Kaiser, the Chairman of the Board of Directors of the Company, are also founders of BlueOcean Sustainability Fund, LLC, known as BlueSoundWaves, which provides the Company with marketing, consulting, and investor engagement services in the U.S., in exchange for warrants to purchase ordinary shares and restricted share units, which were recognized as share-based payments expenses. BlueSoundWaves is led by prominent investment community personalities Ashton Kutcher, Guy Oseary, and Effie Epstein. In the years ended December 31, 2024 and 2023, the Company incurred net expenses of USD 172 thousand, USD 745 thousand, respectively in marketing expenses with this related party. No such expenses were incurred during the year ended December 31, 2025.

For information about share-based compensation see Note 15.

STEAKHOLDER FOODS LTD.

NOTE 19 – INCOME TAX

A.	The components of the net loss before the provision for income taxes from continuing operation were as follows:

	Years ended December 31,
	2025	2024	2023
Israel	(7,561)	(8,521)	(15,492)
Foreign	-	-	(55)

Total	(7,561)	(8,521)	(15,547)

B.	Provision for income taxes

No taxes on income were recorded for the years 2025 and 2024.

C.	Reconciliation of the theoretical tax expenses

A reconciliation of the Company’s theoretical income tax expense at the Israeli statutory rate of 23% to actual income tax expense is as follows:

	Years ended December 31,
	2025	2024	2023
Theoretical income tax benefit	(1,739)	(1,960)	(3,576)
Foreign tax rate differentials*	-	-	(2)
Non-deductible expenses	9	46	195
Change in valuation allowance	3,575	1,709	3,417
Foreign exchange impact	(1,845)	205	(34)

Total	-	-	-

D.	Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

STEAKHOLDER FOODS LTD.

NOTE 19 – INCOME TAX (CONT.)

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	Years ended December 31,
	2025	2024	2023
	(in thousand)
Deferred tax assets:
Net operating loss carryforwards	9,234	6,126	7,468
Research and development expenses	536	557	467
Accruals and reserves	75	51	120
Shared-based compensations	2,223	1,859	1,821
Financial income	737	732	684
Financial instruments	230	206	-
Capital loss	88	17	-
Fixed asset	11	11	10
Gross deferred tax assets	13,134	9,559	10,570
Valuation allowance	(13,134)	(9,559)	(7,850)
Total deferred tax assets	-	-	2,720

Deferred tax liabilities:
Leases	-	-	(1)
Financial instruments	-	-	(2,534)
Other	-	-	(185)
Gross deferred tax liabilities	-	-	(2,720)
Deferred tax assets (liabilities), net	-	-	-

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset the deferred tax assets at December 31, 2025, 2024 and 2023 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

The Company’s roll forward of the valuation allowance is as follows:

	Balance at the beginning of the fiscal year	credited to expenses	Balance at the end of the fiscal year
Valuation allowance on deferred tax assets:
Fiscal year ended December 31, 2023	(4,433)	(3,417)	(7,850)
Fiscal year ended December 31, 2024	(7,850)	(1,709)	(9,559)
Fiscal year ended December 31, 2025	(9,559)	(3,575)	(13,134)

As of December 31, 2025, 2024 and 2023, the Company recorded a deferred tax asset in the amount of USD 20,936 thousand, USD 0 thousand, and USD 6,284 thousand, respectively, in respect of its discontinued operations. The deferred tax asset is fully offset by deferred tax liabilities and a valuation allowance.

A.	As of December 31, 2025 and 2024, the Company had approximately USD 40,146 thousand and USD 26,635 thousand in net operating loss carryforwards in Israel that can be carried forward indefinitely.

B.	The Company is not currently subject to any tax assessments in any tax jurisdictions. The Company has final assessments through 2019.

STEAKHOLDER FOODS LTD.

NOTE 20 – GEOGRAPHIC INFORMATION

As of December 31, 2025 and 2024, all of the Company’s property and equipment is located in Israel.

NOTE 21 – SUBSEQUENT EVENTS

a.	In January 2026, following Twine’s insolvency as of December 2025 as described in Note 6 above, Twine filed a request with the Central District Court of the State of Israel to receive an order to commence proceedings pursuant to the Israeli Insolvency and Financial Rehabilitation Law, 2018. The motion was granted, and the Court issued an order commencing insolvency proceedings on February 10, 2026.

b.	On January 6, 2026, the Company entered into an amendment to the royalties and materials supply agreement with Wyler Farm dated May 12, 2024. Under the terms of the amendment, the Company agreed to purchase from Wyler Farm the raw materials previously acquired by Wyler for consideration of USD 34 thousand (NIS 108 thousand). In addition, the parties agreed that the Company will collect the equipment owned by the Company from Wyler Farm.

c.	Since January 1, 2026, the Company has sold 22,115 ADSs for gross proceeds of approximately $55 thousand and net proceeds of approximately $52 thousand under an At-the-Money offering agreement of August 1, 2024, with underwriter fees of approximately $2 thousand.

d.	In March 2026, the Company’s Audit Committee approved the subletting of office and meeting room space from Kaiser Kaufman law firm in Ramat Gan, Israel at an annual rate of approximately USD 33 thousand. The Company requires this space in order to meet its expanding office space needs, and due to the property’s central location.